UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K
_____

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): March 31, 2010

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard, Covington, Kentucky 41011
(Address of principal executive offices)   (Zip Code)

P.O. Box 391, Covington, Kentucky 41012-0391
(Mailing Address)   (Zip Code)

Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement**

The information set forth below under Item 2.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 1.02   **Termination of a Material Definitive Agreement**

On March 31, 2010, in connection with its entry into the Senior Credit Facilities described in Item 2.03, Ashland Inc. ("Ashland") terminated the $1.65 billion Credit Agreement dated November 13, 2008, among Ashland as Borrower; Bank of America, N.A., as Administrative Agent; The Bank of Nova Scotia, as Syndication Agent; the other Lenders party thereto; Banc of America Securities LLC and The Bank of Nova Scotia, as Joint Lead Arrangers and Joint Book Managers.

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant**

Senior Credit Facilities

On March 31, 2010, Ashland entered into a Credit Agreement, dated as of March 31, 2010, among Ashland, Bank of America, N.A., as Administrative Agent, The Bank of Nova Scotia, as Syndication Agent, the other Lenders party thereto, and Banc of America Securities LLC and The Bank of Nova Scotia, as Joint Lead Arrangers and Joint Book Managers (the "Senior Credit Agreement"). The Senior Credit Agreement provides for an aggregate principal amount of $850 million in senior secured credit facilities (the "Senior Credit Facilities"), consisting of a $300.0 million four-year term loan A facility and a $550.0 million revolving credit facility. The proceeds from the borrowings from the term loan A facility were used, together with proceeds from the accounts receivable securitization facility described below and cash on hand, to repay all amounts outstanding under Ashland's previous senior secured facilities and to pay for fees and expenses incurred in connection with the Senior Credit Facilities and the related transactions. The new revolving credit facility will provide ongoing working capital and will be used for other general corporate purposes as well as support for the issuance of letters of credit. The Senior Credit Facilities are guaranteed by Ashland's present and future subsidiaries (other than certain immaterial subsidiaries, regulated subsidiaries, joint ventures, special purpose finance subsidiaries, certain foreign subsidiaries and certain unrestricted subsidiaries) and are secured by a first priority security interest in substantially all the personal property assets of Ashland and such guarantor subsidiaries, including the capital stock or other equity interests of certain of Ashland's U.S. and first-tier foreign subsidiaries and a portion of the stock of certain of Ashland's other first-tier foreign subsidiaries.

The term loan A facility was drawn in full at closing and is required to be repaid by Ashland in consecutive quarterly installments commencing with the installment due on June 30, 2010, with 5% of the original principal amount due during year one, 7.5% of the original principal amount due during year two, 10% of the original principal amount due during year three, and 77.5% of the original principal amount due during year four (in quarterly installments of 5.0%, 5.0%, 5.0% and 62.5%), with a final payment of all outstanding principal and interest on March 31, 2014. At March 31, 2010, Ashland had $431.3 million of availability under the revolving credit facility.

At Ashland's option, loans will bear interest at either the alternate base rate or LIBOR, plus the applicable interest margin. The alternate base rate will be the highest of (1) the Federal Funds Rate as published by the Federal Reserve Bank of New York plus one-half of 1%, (2) the prime commercial lending rate of Bank of America, N.A., as established from time to time and (3) the one-month LIBOR rate plus 1% per annum. Interest on alternate base rate loans will be payable quarterly in arrears. LIBOR will be the British Banker's Association LIBOR Rate, as published by Reuters (or other commercially available source) and if such rate is not available, then it will be determined by the Administrative Agent at the start of each interest period and will be fixed through such period. Interest on LIBOR loans will be paid at the end of each interest period, but if any interest period exceeds three months, then interest on LIBOR loans also will be paid every three months. The applicable margin for the revolving credit facility and the term loan A facility ranges from 1.25% to 2.00% per annum in the case of base rate loans and 2.25% to 3.00% per annum for LIBOR loans, based upon the Consolidated Leverage Ratio (as defined in the Senior Credit Agreement) for Ashland and its subsidiaries. The initial applicable margin for the revolving credit facility and the term loan A facility will be 1.75% in the case of base rate loans, and 2.75% in the case of LIBOR loans.

The term loan A facility and the revolving credit facility may be prepaid at any time without premium. The Senior Credit Facilities are subject to mandatory prepayment with specified percentages of the net cash proceeds of certain asset dispositions, casualty events, and debt and equity issuances, in each case subject to certain conditions.

The Senior Credit Facilities contain certain usual and customary representations and warranties, and usual and customary affirmative and negative covenants which include financial covenants; limitations on liens, additional indebtedness, further negative pledges, investments, payment of dividends, mergers, sale of assets and restricted payments; and other customary limitations. The financial covenants include maintenance of a maximum consolidated leverage ratio and a minimum consolidated fixed charge coverage ratio. All of the financial covenants will be calculated on a consolidated basis and for each consecutive four fiscal quarter period. The Senior Credit Facilities also contain usual and customary events of default, including non-payment of principal, interest, fees and other amounts; material breach of a representation or warranty; non-performance of covenants and obligations; default on other material debt; bankruptcy or insolvency; material judgments; actual or asserted impairment of loan documentation or security; change of control; and incurrence of certain ERISA liabilities.

The foregoing summary of the Senior Credit Facilities is qualified in its entirety by reference to the text of the Senior Credit Agreement, which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

Receivables Facility

On March 31, 2010, Ashland amended and restated its existing accounts receivable securitization facility, pursuant to (i) a First Amendment to Sale Agreement, between Ashland and CVG Capital II, LLC, a wholly-owned "bankruptcy remote" special purpose subsidiary of Ashland ("CVG"), which amended the Sale Agreement, dated as of November 13, 2008 (as so amended, the "Sale Agreement") and (ii) an Amended and Restated Transfer and Administration Agreement (the "Transfer and Administration Agreement"), among CVG, Ashland, each of Liberty Street Funding LLC, Market Street Funding LLC and Three Pillars Funding LLC, as Conduit Investors and Uncommitted Investors, The Bank of Nova Scotia, as the Agent (the "Agent"), a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, PNC Bank, National Association, as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, SunTrust Bank, as a Letter of Credit Issuer and a Committed Investor, SunTrust Robinson Humphrey, Inc., as a Managing Agent and an Administrator and Wells Fargo Bank, National Association, as a Letter of Credit Issuer, a Managing Agent and a Committed Investor, as acknowledged and agreed to by Bank of America, National Association and YC SUSI Trust, as exiting parties.

As part of the receivables securitization facility, under the Sale Agreement Ashland will sell, on an ongoing basis, substantially all of its accounts receivable (but not those of its subsidiaries), certain related assets and the right to the collections on those accounts receivable to CVG. Under the terms of the

Transfer and Administration Agreement, CVG may, from time to time, obtain up to $350.0 million (in the form of cash or letters of credit for the benefit of Ashland and its other subsidiaries) from the Conduit Investors, the Uncommitted Investors and/or the Committed Investors (together the "Investors") through the sale of its interest in such receivables, related assets and collections or by financing those receivables, related assets and rights to collection. The Transfer and Administration Agreement has an initial term of three years and is renewable in the discretion of the Investors.

Ashland will account for the receivables securitization facility as a secured borrowing for accounting purposes and will treat the receivables securitization facility as indebtedness for federal income tax purposes. Borrowings under the receivables securitization facility will be effectively repaid as accounts receivable are collected, with new borrowings created as and when CVG requests additional fundings from the Investors under the Transfer and Administration Agreement, which will generally occur on a monthly basis. Once sold to CVG, the accounts receivable, related assets and rights to collection described above will be separate and distinct from Ashland's own assets and will not be available to its creditors should Ashland become insolvent. Ashland's equity interest in CVG has been pledged to the lenders under Ashland's new senior secured credit facilities described above. Substantially all of CVG's assets have been pledged to the Agent in support of its obligations under the Transfer and Administration Agreement.

The foregoing summary of the Transfer and Administration Agreement and the First Amendment to Sale Agreement is qualified in its entirety by reference to the text of such agreements, which are filed as Exhibits 10.2 and 10.3 hereto and are incorporated herein by reference. The original Sale Agreement dated as of November 13, 2008, was filed as Exhibit 10.4 to Ashland's Form 8-K filed on November 19, 2008.

Item 8.01   Other Events

Ashland's subsidiary, Hercules Incorporated, is the issuer of 6.60% Debentures due 2027. The aggregate outstanding principal amount of these debentures is approximately $ 15.9 million. These debentures are secured on an equal and ratable basis with the borrowings under Ashland's Senior Credit Facilities described under Item 2.03 of this Current Report on Form 8-K. The security for these debentures consists of the same collateral as secures the Senior Credit Facilities.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

Exhibit	Description
10.1	Credit Agreement, dated as of March 31, 2010, among Ashland Inc., Bank of America, N.A., as Administrative Agent, The Bank of Nova Scotia, as Syndication Agent, the other Lenders party thereto, and Banc of America Securities LLC and The Bank of Nova Scotia, as Joint Lead Arrangers and Joint Book Managers.
10.2	Amended and Restated Transfer and Administration Agreement, dated as of March 31, 2010, among CVG Capital II LLC, Ashland Inc., each of Liberty Street Funding LLC, Market Street Funding LLC and Three Pillars Funding LLC, as Conduit Investors and Uncommitted Investors, The Bank of Nova Scotia, as the Agent, a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, PNC Bank, National Association, as a

Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, SunTrust Bank, as a Letter of Credit Issuer and a Committed Investor, SunTrust Robinson Humphrey, Inc. as a Managing Agent and an Administrator and Wells Fargo Bank, National Association, as a Letter of Credit Issuer, a Managing Agent, and a Committed Investor.

10.3   First Amendment to Sale Agreement, dated as of March 31, 2010, between Ashland Inc. and CVG Capital II LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 6, 2010

ASHLAND INC.

By: /s/ David L. Hausrath
David L. Hausrath
Senior Vice President and
General Counsel

6

Exhibit Index

Exhibit	Description
10.1	Credit Agreement, dated as of March 31, 2010, among Ashland Inc., Bank of America, N.A., as Administrative Agent, The Bank of Nova Scotia, as Syndication Agent, the other Lenders party thereto, and Banc of America Securities LLC and The Bank of Nova Scotia, as Joint Lead Arrangers and Joint Book Managers.
10.2	Amended and Restated Transfer and Administration Agreement, dated as of March 31, 2010, among CVG Capital II LLC, Ashland Inc., each of Liberty Street Funding LLC, Market Street Funding LLC and Three Pillars Funding LLC, as Conduit Investors and Uncommitted Investors, The Bank of Nova Scotia, as the Agent, a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, PNC Bank, National Association, as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, SunTrust Bank, as a Letter of Credit Issuer and a Committed Investor, SunTrust Robinson Humphrey, Inc. as a Managing Agent and an Administrator and Wells Fargo Bank, National Association, as a Letter of Credit Issuer, a Managing Agent, and a Committed Investor.
10.3	First Amendment to Sale Agreement, dated as of March 31, 2010, between Ashland Inc. and CVG Capital II LLC.

EXHIBIT 10.1

Published CUSIP Number: _____

CREDIT AGREEMENT

Dated as of March 31, 2010

among

ASHLAND INC.,

as the Borrower,

BANK OF AMERICA, N.A.,
as Administrative Agent,

THE BANK OF NOVA SCOTIA,
as Syndication Agent,

and

The Other Lenders Party Hereto

BANC OF AMERICA SECURITIES LLC and
THE BANK OF NOVA SCOTIA,

as Joint Lead Arrangers and Joint Book Managers

and

SUNTRUST BANK,
CITIBANK, N.A.,
PNC BANK, NATIONAL ASSOCIATION and
U.S. BANK NATIONAL ASSOCIATION

as Co-Documentation Agents

TABLE OF CONTENTS

SCHEDULES

EXHIBITS

Form of

CREDIT AGREEMENT

This CREDIT AGREEMENT ("Agreement") is entered into as of March 31, 2010, among ASHLAND INC., a Kentucky corporation (the "Borrower"), each lender from time to time party hereto (collectively, the "Lenders" and individually, a "Lender"), BANK OF AMERICA, N.A., as Administrative Agent and THE BANK OF NOVA SCOTIA, as Syndication Agent.

PRELIMINARY STATEMENTS:

WHEREAS, the Borrower has indicated that it intends to use the net proceeds of the borrowings under the Facilities and borrowings under a Permitted Receivables Facility to repay and terminate all obligations under its Existing Borrower Credit Agreement.

The Borrower has requested that (a) the Term A Lenders lend to the Borrower up to $300,000,000 to pay transaction fees and expenses and to consummate the Refinancing, and (b) from time to time, the Revolving Credit Lenders make revolving credit loans to the Borrower and the L/C Issuers issue letters of credit for the account of the Borrower and its Subsidiaries to provide ongoing working capital and for other general corporate purposes of the Borrower and its Subsidiaries.

In furtherance of the foregoing, the Borrower has requested that the Lenders provide a term A loan facility and a revolving credit facility, and the Lenders have indicated their willingness to lend and the L/C Issuers have indicated their willingness to issue letters of credit, in each case, on the terms and subject to the conditions set forth herein.

In consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

ARTICLE I

DEFINITIONS AND ACCOUNTING TERMS

1.01   Defined Terms

. As used in this Agreement, the following terms shall have the meanings set forth below:

"Administrative Agent" means Bank of America in its capacity as administrative agent under any of the Loan Documents, or any successor administrative agent.

"Administrative Agent's Office" means the Administrative Agent's address and, as appropriate, account as set forth on Schedule 10.02, or such other address or account as the Administrative Agent may from time to time notify to the Borrower and the Lenders.

"Administrative Questionnaire" means an Administrative Questionnaire in substantially the form of Exhibit D-2 or any other form approved by the Administrative Agent.

"Affiliate" means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

"Aggregate Commitments" means the Commitments of all the Lenders.

"Agreement" means this Credit Agreement.

"Applicable Fee Rate" means, in respect of the Revolving Credit Facility, the applicable percentage per annum set forth in the far right column of the grid in the definition of Applicable Rate determined by reference to the Consolidated Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(b).

Any increase or decrease in the Applicable Fee Rate resulting from a change in the Consolidated Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 6.02(b); *provided, however*, that if a Compliance Certificate is not delivered within three Business Days after the date when due in accordance with such Section, then Pricing Level 4 shall apply as of the first Business Day after the date on which such Compliance Certificate was required to have been delivered and shall remain in effect until the date on which such Compliance Certificate is delivered.

Notwithstanding anything to the contrary contained in this definition, the determination of the Applicable Fee Rate for any period shall be subject to the provisions of Section 2.09(b).

"Applicable Percentage" means (a) in respect of the Term A Facility, with respect to any Term A Lender at any time, the percentage (carried out to the ninth decimal place) of the Term A Facility represented by (i) on or prior to the Closing Date, such Term A Lender's Term A Commitment at such time and (ii) thereafter, the principal amount of such Term A Lender's Term A Loans at such time and (b) in respect of the Revolving Credit Facility, with respect to any Revolving Credit Lender at any time, the percentage (carried out to the ninth decimal place) of the Revolving Credit Facility represented by such Revolving Credit Lender's Revolving Credit Commitment at such time. If the Commitment of each Revolving Credit Lender to make Revolving Credit Loans and the obligation of the L/C Issuers to make L/C Credit Extensions have been terminated pursuant to Section 8.02, or if the Revolving Credit Commitments have expired, then the Applicable Percentage of each Revolving Credit Lender in respect of the Revolving Credit Facility shall be determined based on the Applicable Percentage of such Revolving Credit Lender in respect of the Revolving Credit Facility most recently in effect, giving effect to any subsequent assignments. The initial Applicable Percentage of each Lender in respect of each Facility is set forth opposite the name of such Lender on Schedule 2.01 or in the Assignment and Assumption pursuant to which such Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. The Applicable Percentage with regards to the Term A Facility may be increased pursuant to Section 2.13.

"Applicable Rate" means in respect of the Term A Facility, the Revolving Credit Facility, Letter of Credit Fees and the Applicable Fee Rate, (i) from the Closing Date to the date on which the Administrative Agent receives a Compliance Certificate pursuant to Section 6.02(b) for the fiscal quarter ending March 31, 2010, 1.75% per annum for Base Rate Loans, 2.75% per annum for Eurodollar Rate Loans and Letter of Credit Fees and 0.50% for the Applicable Fee Rate and (ii) thereafter, the applicable percentage per annum set forth below determined by reference to the Consolidated Leverage Ratio as set forth in the most recent Compliance Certificate received by the Administrative Agent pursuant to Section 6.02(b):

Pricing Level	Consolidated Leverage Ratio	Eurodollar Rate Loans/Letter of Credit Fees	Base Rate Loans	Applicable Fee Rate
1	<0.75:1.00	2.25%	1.25%	0.35%
2	≥ 0.75:1.00 but < 1.25:1.00	2.50%	1.50%	0.50%
3	≥ 1.25:1.00 but < 2.00:1.00	2.75%	1.75%	0.50%
4	≥ 2.00:1.00	3.00%	2.00%	0.50%

Any increase or decrease in the Applicable Rate in respect of the Term A Facility and Revolving Credit Facility resulting from a change in the Consolidated Leverage Ratio shall become effective as of the first Business Day immediately following the date a Compliance Certificate is delivered pursuant to Section 6.02(b); *provided*, *however*, that if a Compliance Certificate is not delivered within three Business Days after the date when due in accordance with such Section, then Pricing Level 4 shall apply in respect of the Term A Facility and the Revolving Credit Facility, in each case as of the first Business Day after the date on which such Compliance Certificate was required to have been delivered and in each case shall remain in effect until the date on which such Compliance Certificate is delivered.

Notwithstanding anything to the contrary contained in this definition, the determination of the Applicable Rate for any period shall be subject to the provisions of Section 2.09(b).

"Applicable Revolving Credit Percentage" means with respect to any Revolving Credit Lender at any time, such Revolving Credit Lender's Applicable Percentage in respect of the Revolving Credit Facility at such time.

"Appropriate Lender" means, at any time, (a) with respect to either of the Term A Facility or the Revolving Credit Facility, a Lender that has a Commitment with respect to such Facility or holds a Term A Loan or a Revolving Credit Loan, respectively, at such time and (b) with respect to the Letter of Credit Sublimit, (i) the L/C Issuers and (ii) if any Letters of Credit have been issued pursuant to Section 2.03(a), the Revolving Credit Lenders.

"Approved Fund" means any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

"Arrangers" means Banc of America Securities LLC and The Bank of Nova Scotia, each in their respective capacities as joint lead arranger and joint book manager.

"Assignee Group" means two or more Eligible Assignees that are Affiliates of one another or two or more Approved Funds managed by the same investment advisor.

"Assignment and Assumption" means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 10.06(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit D-1 or any other form approved by the Administrative Agent.

"Attributable Indebtedness" means, on any date, but without duplication, (a) in respect of any Capitalized Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP, (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease or similar payments under the relevant lease or other applicable agreement or instrument that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease or other agreement or instrument were accounted for as a Capitalized Lease and (c) all Synthetic Debt of such Person.

"Audited Financial Statements" means the Borrower's audited consolidated balance sheet and the related consolidated statements of income or operations, shareholders' equity and cash flows, including the notes thereto, each for the three fiscal years ended September 30, 2007, September 30, 2008 and September 30, 2009.

"Availability Period" means, in respect of the Revolving Credit Facility, the period from and including the Closing Date to the earliest of (i) the Business Day prior to the Maturity Date for the Revolving Credit Facility, (ii) the date of termination of the Revolving Credit Commitments pursuant to Section 2.05, and (iii) the date of termination of the commitment of each Revolving Credit Lender to make Revolving Credit Loans and of the obligation of each L/C Issuer to make L/C Credit Extensions pursuant to Section 8.02.

"Bank of America" means Bank of America, N.A. and its successors.

"Base Rate" means for any date of determination and subject to Section 3.03, a rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its "prime rate" and (c) the Eurodollar Rate for an Interest Period of one month beginning on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1% per annum. The "prime rate" is a rate set by Bank of America based upon various factors including Bank of America's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

"Base Rate Loan" means a Revolving Credit Loan or a Term A Loan that bears interest based on the Base Rate.

"Borrower" has the meaning specified in the introductory paragraph hereto.

"Borrower Materials" has the meaning specified in Section 6.02.

"Borrowing" means a Revolving Credit Borrowing or a Term A Borrowing, as the context may require.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks are authorized to close under the Laws of, or are in fact closed in, the state where the Administrative Agent's Office is located and, if such day relates to any Eurodollar Rate Loan, means any such day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

"Capital Expenditures" means, with respect to any Person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding normal replacements and maintenance which are properly charged to current operations). For purposes of this definition, the purchase price of equipment that is purchased simultaneously with the trade-in of existing equipment or with insurance proceeds shall be included in Capital Expenditures only to the extent of the gross amount by which such purchase price exceeds the credit granted by the seller of such equipment for the equipment being traded in at such time or the amount of such insurance proceeds, as the case may be.

"Capitalized Leases" means all leases that have been or should be, in accordance with GAAP, recorded as capitalized leases.

"Cash Capital Expenditure" means a Capital Expenditure that is not made (a) by means of a Capitalized Lease or (b) with the proceeds of Indebtedness that are not the proceeds of Revolving Credit Loans.

"Cash Collateralize" has the meaning specified in Section 2.03(g). "Cash Collateral" has a meaning correlative thereto.

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"Cash Equivalents" means any of the following:

(a)   readily marketable obligations issued or directly and fully guaranteed or insured by the United States or any agency or instrumentality thereof having maturities of not more than 360 days from the date of acquisition thereof; *provided* that the full faith and credit of the United States is pledged in support thereof;

(b)   time deposits with, or insured certificates of deposit or bankers' acceptances of, any commercial bank that (i) (A) is a Lender or (B) is organized under the laws of the United States, any state thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States, any state thereof or the District of Columbia, and is a member of the Federal Reserve System, (ii) issues (or the parent of which issues) commercial paper rated as described in clause (c) of this definition and (iii) has combined capital and surplus of at least $1,000,000,000, in each case with maturities of not more than 90 days from the date of acquisition thereof;

(c)   commercial paper issued by any Person organized under the laws of any state of the United States and rated at least "Prime-1" (or the then equivalent grade) by Moody's or at least "A-1" (or the then equivalent grade) by S&P, in each case with maturities of not more than 180 days from the date of acquisition thereof;

(d)   Investments, classified in accordance with GAAP as current assets of the Borrower or any of its Subsidiaries, in money market investment programs registered under the Investment Company Act of 1940, which are administered by financial institutions that have the highest rating obtainable from either Moody's or S&P, and the portfolios of which are limited solely to Investments of the character, quality and maturity described in clauses (a), (b) and (c) of this definition; and

(e)   in the case of any Foreign Subsidiary, investments denominated in the currency of the jurisdiction in which such Subsidiary is organized or has its principal place of business which are similar to the items specified in subsections (a) through (d) of this definition made in the ordinary course of business.

"Cash Management Agreement" means any agreement to provide cash management services, including treasury, depository, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements.

"Cash Management Bank" means any Person that is a Lender or an Affiliate of a Lender, in its capacity as a party to a Cash Management Agreement.

"Casting Solutions Business" means the business of supplying consumables (such as binders, coatings, additives, filters and sleeves) to the metal castings industry and related businesses as currently operated by the Borrower's Castings Solutions business unit.

"CFC" means a Person that is a controlled foreign corporation under Section 957 of the Code.

"Change in Law" means the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority.

"Change of Control" means an event or series of events by which:

(a)   any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an "option right")), directly or indirectly, of 35% or more of the equity securities of the Borrower entitled to vote for members of the board of directors or equivalent governing body of the Borrower on a fully-diluted basis (and taking into account all such securities that such "person" or "group" has the right to acquire pursuant to any option right); or

(b)   during any period of 24 consecutive months, a majority of the members of the board of directors or other equivalent governing body of the Borrower cease to be composed of individuals (i) who were members of that board or equivalent governing body on the first day of such period, (ii) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (i) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (iii) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (i) and (ii) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, in the case of both clause (ii) and clause (iii), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors on behalf of or at the direction of the board of directors); or

(c)   a "change of control" or any comparable term under, and as defined in, the Senior Notes Documents or other Indebtedness exceeding the Threshold Amount shall have occurred.

"Closing Date" means the first date all the conditions precedent in Section 4.01 are satisfied or waived in accordance with Section 10.01.

"Code" means the Internal Revenue Code of 1986.

"Collateral" means all of the "Pledged Collateral" and "Trust Property" referred to in the Collateral Documents and all of the other property that is or is intended under the terms of the Collateral Documents to be subject to Liens in favor of the Administrative Agent for the benefit of the Secured Parties.

"Collateral Documents" means, collectively, the Security Agreement, the Receivables Intercreditor Agreement, each of the other collateral assignments, security agreements, pledge agreements or other similar agreements delivered to the Administrative Agent pursuant to the other Collateral Documents, Section 6.12 or 6.15, in accordance with applicable local or foreign law to grant a valid, perfected security interest in any property as collateral for the Obligations, and each of the other agreements, instruments or documents that creates or purports to create a security interest or Lien in favor of the Administrative Agent for the benefit of the Secured Parties.

"Commitment" means a Term A Commitment or a Revolving Credit Commitment, as the context may require, and in the event of the creation of an Incremental Term Loan Commitment pursuant to Section 2.13, shall also include the commitments to such Incremental Term Loan Commitment.

"Committed Loan Notice" means a notice of (a) a Term A Borrowing, (b) a Revolving Credit Borrowing, (c) a conversion of Loans from one Type to the other, or (d) a continuation of Eurodollar Rate Loans, pursuant to Section 2.02(a), which, if in writing, shall be substantially in the form of Exhibit A.

"Compliance Certificate" means a certificate substantially in the form of Exhibit C.

"Consolidated EBITDA" means, at any date of determination, an amount equal to Consolidated Net Income for the most recently completed Measurement Period plus (a) proceeds of business interruption insurance, but only to the extent not included in Consolidated Net Income and, plus (b) the following to the extent deducted in calculating such Consolidated Net Income, but without duplication: (i) Consolidated Interest Charges, (ii) the provision for Federal, state, local and foreign income taxes payable, (iii) depreciation and amortization expense, (iv) asset impairment charges, (v) expenses reimbursed by third parties, such as insurance, (vi) fees and expenses incurred in connection with the Transaction, the Permitted Receivables Facility and capital markets debt transactions (including upfront fees and original issue discount) that are expensed, (vii) restructuring and integration charges not to exceed $80,000,000 in the aggregate during the three fiscal year period ending September 30, 2011 (and such amounts may be included pursuant to this clause (b) in the calculation of Consolidated EBITDA for any Measurement Period after September 30, 2011 that includes one or more quarters prior to September 30, 2011 in which such charges were incurred), (viii) non-cash stock expense and non-cash equity compensation expense, (ix) other non-recurring expenses or losses reducing such Consolidated Net Income which do not represent a cash item in such period or any future period (in each case of or by the Borrower and its Subsidiaries for such Measurement Period) and (x) with respect to any Disposition for which pro forma effect is required to be given pursuant to the definition of Pro Forma Basis (in each case of or by the Borrower and its Subsidiaries for such Measurement Period), the portion, if any, of the loss thereon that exceeds $300,000,000, and minus (c) the following to the extent included in calculating such Consolidated Net Income, but without duplication: (i) Federal, state, local and foreign income tax credits, (ii) all non-cash gains or other items increasing Consolidated Net Income (iii) with respect to any Disposition for which pro forma effect is required to be given pursuant to the definition of Pro Forma Basis (in each case of or by the Borrower and its Subsidiaries for such Measurement Period), the portion, if any, of the gain thereon that exceeds $300,000,000. For all purposes hereunder, Consolidated EBITDA shall be calculated on a Pro Forma Basis unless otherwise specified.

"Consolidated Fixed Charge Coverage Ratio" means, at any date of determination, the ratio of (a) Consolidated EBITDA, less the aggregate amount of all Cash Capital Expenditures to (b) Consolidated Fixed Charges, in each case for the most recently completed (or then ending) Measurement Period.

"Consolidated Fixed Charges" means, for any Measurement Period, the sum of (i) Consolidated Interest Charges, (ii) the aggregate principal amount of all regularly scheduled principal payments or redemptions or similar acquisitions for value of the Term A Loans and Incremental Term Loans (which, by way of clarification and not limitation, shall not be deemed to include prepayments), but excluding any such payments to the extent refinanced through the incurrence of additional Indebtedness otherwise expressly permitted under Section 7.02, and (iii) the aggregate amount of all Restricted Payments, in each case, of or by the Borrower and its Subsidiaries on a consolidated basis for the most recently completed four fiscal quarters. For all purposes hereunder, Consolidated Fixed Charges shall be calculated on a Pro Forma Basis unless otherwise specified.

"Consolidated Indebtedness" means, as of any date of determination, for the Borrower and its Subsidiaries on a consolidated basis, the sum of, without duplication (a) the outstanding principal amount of all obligations (as calculated under GAAP), whether current or long-term, for borrowed money (including Obligations in respect of the Loans hereunder), reimbursement obligations for amounts drawn under letters of credit and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (b) all purchase money Indebtedness, (c) all direct obligations arising under bankers' acceptances and bank guaranties, (d) all obligations in respect of the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business), (e) all Attributable Indebtedness, (f) without duplication, all Guarantees with respect to outstanding Indebtedness of the types specified in clauses (a) through (e) above of Persons other than the Borrower or any Subsidiary, and (g) all Indebtedness of the types referred to in clauses (a) through (f) above of any partnership or joint venture (other than a joint venture that is itself a corporation, limited liability company or other entity the obligations of which are not, by operation of law, the joint or several obligations of the holders of its Equity Interests) in which the Borrower or a Subsidiary is a general partner or joint venturer, unless such Indebtedness is expressly made non-recourse to the Borrower or such Subsidiary. For all purposes hereunder, Consolidated Indebtedness shall (i) be calculated on a Pro Forma Basis unless otherwise specified and (ii) shall not include the Defeased Debt.

"Consolidated Interest Charges" means, for any Measurement Period, the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, (b) all interest paid or payable with respect to discontinued operations and (c) the portion of rent expense under Capitalized Leases that is treated as interest in accordance with GAAP, in each case, of or by the Borrower and its Subsidiaries on a consolidated basis for the most recently completed Measurement Period, but excluding (i) Indebtedness extinguishment charges and (ii) fees and expenses, original issue discount and upfront fees.

"Consolidated Leverage Ratio" means, as of any date of determination, the ratio of (a) Consolidated Indebtedness as of such date minus the amount of the Borrower's and its Subsidiaries' unrestricted cash and Cash Equivalents as of such date that are or would be included on a balance sheet of the Borrower and its Subsidiaries as of such date to (b) Consolidated EBITDA of the Borrower and its Subsidiaries on a consolidated basis for the most recently completed Measurement Period.

"Consolidated Net Income" means, at any date of determination, the net income (or loss) of the Borrower and its Subsidiaries on a consolidated basis for the most recently completed Measurement Period; *provided* that Consolidated Net Income shall exclude (a) extraordinary gains and extraordinary losses for such Measurement Period, (b) the net income of any Subsidiary during such Measurement Period to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such income is not permitted by operation of the terms of its Organization Documents or any agreement, instrument or Law applicable to such Subsidiary during such Measurement Period, except that the Borrower's equity in any net loss of any such Subsidiary for such Measurement Period shall be included in determining Consolidated Net Income, (c) any income (or loss) for such Measurement Period of any Person if such Person is not a Subsidiary, except that the Borrower's equity in the net income of any such Person for such Measurement Period shall be included in Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such Measurement Period to the Borrower or a Subsidiary as a dividend or other distribution (and in the case of a dividend or other distribution to a Subsidiary, such Subsidiary is not precluded from further distributing such amount to the Borrower as described in clause (b) of this proviso), (d) any gain or loss realized as a result of the cumulative effect of a change in accounting principles, (e) any capital loss suffered as a result of the sale of auction rate securities held by the Borrower or any Subsidiary on November 13, 2008 and (f) Indebtedness extinguishment charges and extinguishment charges relating to upfront fees and original issue discount on the Existing Borrower Credit Agreement.

"Consolidated Total Assets" means, at any date of determination, the total assets of the Borrower and its Subsidiaries, determined on a consolidated basis in accordance with GAAP.

"Contractual Obligation" means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. "Controlling" and "Controlled" have meanings correlative thereto.

"Credit Extension" means each of the following: (a) a Borrowing or (b) an L/C Credit Extension.

"Credit Transaction" means, collectively, (a) the entering into by the Loan Parties and their applicable Subsidiaries of the Loan Documents, (b) the Refinancing and (c) the payment of the fees and expenses incurred in connection with the consummation of the foregoing.

"Debtor Relief Laws" means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Debt Rating" means a rating of the Borrower's senior secured long-term debt; *provided* that if a Debt Rating by a Rating Agency is required to be at or above a specified level and such Rating Agency shall have changed its system of classifications after the Closing Date, the requirement will be met if the Debt Rating by such Rating Agency is at or above the new rating that most closely corresponds to the specified level under the old rating system; and *provided*, *further*, that the Debt Rating in effect on any date is that in effect at the close of business on such date.

"Default" means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.

"Default Rate" means (a) when used with respect to Obligations other than Loans or Letter of Credit Fees, an interest rate equal to (i) the Base Rate plus (ii) the Applicable Rate if applicable to Base Rate Loans under the Revolving Credit Facility plus (iii) 2% per annum; (b) when used with respect to a Loan, an interest rate equal to the interest rate (including any Applicable Rate) otherwise applicable to such Loan plus 2% per annum and (c) when used with respect to Letter of Credit Fees, a rate equal to the Applicable Rate plus 2% per annum.

"Defaulting Lender" means, subject to Section 2.14(b), any Lender that, as reasonably determined by the Administrative Agent, (a) has failed to perform any of its funding obligations hereunder, including in respect of its Term A Loans, Revolving Credit Loans or participations in L/C Obligations, within three Business Days of the date required to be funded by it hereunder, unless such obligation is the subject of a good faith dispute, (b) has notified the Borrower, or the Administrative Agent or any Lender that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder or under other agreements in which it commits to extend credit, (c) has failed, within three Business Days after request by the Administrative Agent, to confirm in a manner satisfactory to the Administrative Agent that it will comply with its funding obligations, or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it, or (iii) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment; *provided* that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in such Lender or any direct or indirect parent company thereof by a Governmental Authority.

"Defeased Debt" means (a) the Indebtedness of the Borrower ($5,000,000 as of December 31, 2009) for its 9.35% medium-term notes due 2019 that is the subject of a covenant defeasance pursuant to Section 4.03 of the indenture therefor dated August 15, 1989, as amended and restated as of August 15, 1990 and (b) the Indebtedness of the Borrower ($8,500,000 as of December 31, 2009) for its 8.38% medium-term notes due 2015 that is the subject of a covenant defeasance pursuant to Section 4.03 of the indenture therefor dated August 15, 1989, as amended and restated as of August 15, 1990.

"Disposition" or "Dispose" means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction) of any property by any Person (or the granting of any option or other right to do any of the foregoing), including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith.

"Disqualified Equity Interests" means any Equity Interest which, by its terms (or by the terms of any security or other Equity Interest into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (i) matures or is mandatorily redeemable (other than solely for Equity Interests which are not otherwise Disqualified Equity Interests) pursuant to a sinking fund or otherwise, (ii) is redeemable at the option of the holder thereof (other than solely for Equity Interests which are not otherwise Disqualified Equity Interests) in whole or in part, (iii) provides for scheduled payments of dividends to be made in cash, or (iv) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case prior to the date that is 91 days after the Maturity Date, except, in the cases of clauses (i) and (ii), if as a result of a change of control or asset sale, but only if any rights of the holders thereof upon the occurrence of such change of control or asset sale are subject to the prior payment in full of all Obligations (other than contingent indemnification obligations), the cancellation or expiration of all Letters of Credit and the termination of the Aggregate Commitments.

"Dollar" and "$" mean lawful money of the United States.

"Domestic Subsidiary" means any Subsidiary that is organized under the laws of any political subdivision of the United States.

"Eligible Assignee" means any Person that meets the requirements to be an assignee under Section 10.06(b)(iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 10.06(b)(iii)).

"Environment" means ambient air, indoor air, surface water, groundwater, land surface and subsurface strata and natural resources such as wetlands, flora and fauna.

"Environmental Audit" has the meaning specified in Section 6.14(c).

"Environmental Claim" has the meaning specified in Section 5.09(a)(iv).

"Environmental Laws" means the common law and any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, permits, licenses, agreements or governmental restrictions relating to pollution or the protection of the Environment or human health (to the extent related to exposure to Hazardous Materials) or the generation, handling, use, storage, treatment, transport, Release or threat of Release of any Hazardous Materials, including those related to hazardous substances or wastes, air emissions and discharges to waste or public systems.

"Environmental Liability" means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower, any other Loan Party or any of their respective Subsidiaries directly or indirectly resulting from or based upon (a) violation of any Environmental Law, (b) the generation, use, handling, transportation, storage or treatment of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

"Environmental Permit" means any permit, approval, identification number, license or other authorization required under any Environmental Law.

"Equity Interests" means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

"ERISA" means the Employee Retirement Income Security Act of 1974.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with the Borrower or any Subsidiary within the meaning of Section 414(b) or (c) of the Code (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).

"ERISA Event" means (a) a Reportable Event with respect to a Pension Plan; (b) a withdrawal by the Borrower, any Subsidiary or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which it was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (c) a complete or partial withdrawal by the Borrower, any Subsidiary or any ERISA Affiliate from a Multiemployer Plan, the receipt by the Borrower, any Subsidiary or any ERISA Affiliate of any notice concerning the imposition of withdrawal liability (as defined in Part 1 of Subtitle E of Title IV of ERISA) or notification that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization; (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Section 4041 or 4041A of ERISA, or the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (e) an event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; (f) with respect to a Pension Plan, the failure to satisfy the minimum funding standard of Section 412 of the Code, (g) the failure to make by its due date a required contribution under Section 412(m) of the Code (or Section 430(j) of the Code, as amended by the Pension Protection Act of 2006) with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (h) the occurrence of a nonexempt prohibited transaction (within the meaning of Section 4975 of the Code or Sec-

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tion 406 of ERISA) which could result in liability to the Borrower or any of the Subsidiary; or (i) the imposition by the PBGC of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon the Borrower, any Subsidiary or any ERISA Affiliate.

"Eurodollar Rate" means, for any Interest Period with respect to a Eurodollar Rate Loan, the rate per annum equal to the British Bankers Association LIBOR Rate ("BBA LIBOR"), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period. If such rate is not available at such time for any reason, then the "Eurodollar Rate" for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurodollar Rate Loan being made, continued or converted by Bank of America and with a term equivalent to such Interest Period would be offered by Bank of America's London Branch to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two Business Days prior to the commencement of such Interest Period.

"Eurodollar Rate Loan" means a Revolving Credit Loan or a Term A Loan that bears interest at a rate based on the Eurodollar Rate.

"Event of Default" has the meaning specified in Section 8.01.

"Excluded Taxes" means, with respect to the Administrative Agent, any Lender, any L/C Issuer or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder, (a) taxes imposed on or measured by its net income (however denominated), and franchise, capital, gross receipts or net worth taxes imposed on it in lieu of net income taxes (other than any such gross receipts taxes that are withholding taxes), by a jurisdiction (or any political subdivision thereof) as a result of a present or former connection between such recipient and the jurisdiction imposing such taxes (other than any such connections arising solely from such recipient having executed, delivered, or become a party to, performed its obligations or received payments under, received or perfected a security interest under, or enforced any Loan Documents), (b) any branch profits taxes or any similar tax imposed by a jurisdiction described in clause (a), (c) any backup withholding tax that is required by the Code to be withheld from amounts payable to a Lender, L/C Issuer or other recipient that has failed to comply with Section 3.01(e), and (d) in the case of a Foreign Lender or L/C Issuer or other recipient (other than an assignee pursuant to a request by the Borrower under Section 10.13), any United States federal withholding tax that (i) is required to be imposed on amounts payable to such Foreign Lender, L/C Issuer or other recipient pursuant to the Laws in force at the time such Foreign Lender, L/C Issuer or other recipient becomes a party hereto (or designates a new Lending Office), except to the extent that such Foreign Lender, L/C Issuer or other recipient (or its assignor, if any) was entitled, at the time of designation of a new Lending Office (or assignment), to receive additional amounts from the Borrower with respect to such withholding tax pursuant to Section 3.01(a)(2), or (ii) is attributable to such Foreign Lender's, L/C Issuer's or other recipient's failure or inability (other than as a result of a Change in Law) to comply with Section 3.01(e).

"Existing Borrower Credit Agreement" means that certain Credit Agreement dated as of November 13, 2008 among the Borrower, Bank of America, N.A., as administrative agent, The Bank of Nova Scotia, as syndication agent, a syndicate of lenders, Banc of America Securities LLC and the Bank of Nova Scotia, as joint lead arrangers and joint book managers, and SunTrust Bank, N.A. and Citibank, N.A., as co-documentation agents.

"Existing Letters of Credit" means the letters of credit listed on Schedule 2.03(a).

"Extraordinary Receipt" means any cash received by or paid to or for the account of any Person not in the ordinary course of business, including pension plan reversions, proceeds of insurance (other than proceeds of business interruption insurance and judicial judgments or settlements in lieu thereof, in each case, to the extent such proceeds constitute compensation for lost earnings), condemnation awards (and payments in lieu thereof), casualty payments, indemnity payments and any purchase price adjustments not received in the ordinary course of business; *provided*, *however*, that an Extraordinary Receipt shall not include cash receipts from proceeds of (i) insurance, condemnation awards (or payments in lieu thereof) or indemnity payments to the extent that such proceeds, awards or payments (a) in respect of loss or damage to equipment, fixed assets or real property are applied (or in respect of which expenditures were previously incurred) to replace or repair the equipment, fixed assets or real property in respect of which such proceeds were received in accordance with the terms of Section 2.04(b)(ii), (b) are received by any Person in respect of any third party claim against such Person and applied to pay (or to reimburse such Person for its prior payment of) such claim and the costs and expenses of such Person with respect thereto, (c) are matched to an expense, including asbestos and environmental claim insurance and indemnity payments or (d) are otherwise attributable to insurance settlements in respect of potential asbestos or environmental liabilities (*provided* that the proceeds of such settlements will be used to satisfy asbestos and environmental liabilities) or (ii) tax refunds.

"Facility" means the Term A Facility and/or the Revolving Credit Facility, as the context may require.

"Federal Funds Rate" means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; *provided* that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Bank of America on such day on such transactions as determined by the Administrative Agent.

"Fee Letter" means the fee letter agreement, dated as of March 12, 2010, among the Borrower, the Administrative Agent and the Arrangers.

"Foreign Government Scheme or Arrangement" has the meaning specified in Section 5.12(d).

"Foreign Holdco" means Ashland International Holdings, Inc., Valvoline International, Inc., Hercules Paper Holdings, Inc., AshOne C.V., Hercules Investments Sarl and any Subsidiary substantially all business and purpose of which is the holding of stock of Subsidiaries that are CFCs (which shall be indicated as a "Foreign Holdco" on a Perfection Certificate Supplement, when required to be delivered), in all cases meeting the requirements of Section 7.16.

"Foreign Lender" means any Lender (including such a Lender when acting in the capacity of an L/C Issuer) that is not a United States person as that term is defined in Section 7701(a)(3) of the Code.

"Foreign Line of Credit Agreement" means any agreement to provide loans and letters of credit to a Foreign Subsidiary of the Borrower that is designated in the instrument governing such line of credit as a Foreign Line of Credit under this Agreement and notified to the Administrative Agent as such.

"Foreign Line of Credit Bank" means any Person that is a Lender or an Affiliate of a Lender, in its capacity as a party to a Foreign Line of Credit Agreement permitted under Article VI or VII.

"Foreign Plan" has the meaning specified in Section 5.12(d).

"Foreign Subsidiary" means a Subsidiary organized under the laws of a jurisdiction outside the United States of America.

"FRB" means the Board of Governors of the Federal Reserve System of the United States.

"Fronting Exposure" means, at any time there is a Defaulting Lender, such Defaulting Lender's Applicable Percentage of the outstanding L/C Obligations other than L/C Obligations as to which such Defaulting Lender's participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

"Fund" means any Person (other than a natural person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its activities.

"GAAP" means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

"Governmental Authority" means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

"Guarantee" means, as to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term "Guarantee" as a verb has a corresponding meaning.

"Guarantors" means, collectively, the Subsidiaries of the Borrower listed on Schedule 1(a) of the Perfection Certificate (excluding any joint venture and any Subsidiary that is a Special Purpose Finance Subsidiary, Immaterial Subsidiary, Regulated Subsidiary or CFC and noted as such on Schedule 1(a) of the Perfection Certificate) and each other Subsidiary of the Borrower that shall be required to execute and deliver a guaranty or guaranty supplement pursuant to Section 6.12.

"Guaranty" means, collectively, the Guaranty made by the Guarantors in favor of the Secured Parties, substantially in the form of Exhibit E, together with each other guaranty and guaranty supplement delivered pursuant to Section 6.12.

"Hazardous Materials" means all explosive or radioactive substances or wastes and all other substances, wastes, pollutants, chemicals, compounds, materials, or contaminants of any nature and in any form, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls and radon gas regulated pursuant to, or which can give rise to liability under, any Environmental Law.

"Hedge Bank" means any Person that, at the time such Swap Contract was entered into, was a Lender or an Affiliate of a Lender under this Agreement or a lender or an Affiliate of a lender under the Existing Borrower Credit Agreement, in its capacity as a party to such Swap Contract.

"Immaterial Subsidiary" means as of any date of determination, any Subsidiary that together with its Subsidiaries on a consolidated basis, during the twelve months preceding such date of determination accounts for (or to which may be attributed) 2.5% or less of the net income or assets (determined on a consolidated basis) of the Borrower and its Subsidiaries; *provided* that the aggregate consolidated net income or assets for all Immaterial Subsidiaries shall not at any time exceed 5.0% of the total net income or assets of the Borrower and its Subsidiaries; *provided*, *further*, that such Subsidiary is indicated as an "Immaterial Subsidiary" on Schedule 1(a) of the Perfection Certificate or Perfection Certificate Supplement, when required to be delivered.

"Indebtedness" means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a)   all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)   the maximum amount of all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers' acceptances, bank guaranties, surety bonds and similar instruments;

(c)   net obligations of such Person under any Swap Contract;

(d)   all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and not past due for more than 60 days after the date on which such trade account was created);

(e)   indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f)   all Attributable Indebtedness in respect of Capitalized Leases and Synthetic Lease Obligations of such Person, all Synthetic Debt of such Person and all obligations of such Person under Permitted Receivables Facilities;

(g)   all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interest in such Person or any other Person or any warrant, right or option to acquire such Equity Interest, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and

(h)   all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation, limited liability company or other entity the obligations of which are not, by operation of law, the joint or several obligations of the holders of its Equity Interests) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. Notwithstanding the foregoing, the principal amount outstanding at any time of any Indebtedness issued with original issue discount shall be the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, but such Indebtedness shall be deemed incurred only as of the date of original issuance thereof.

"Indemnified Taxes" means Taxes other than Excluded Taxes.

"Indemnitees" has the meaning specified in Section 10.04(b).

"Information" has the meaning specified in Section 10.07.

"Intercompany Note Subordination Agreement" means a subordination agreement substantially in the form of Exhibit J or any other form approved by the Administrative Agent.

"Interest Payment Date" means, (a) as to any Eurodollar Rate Loan, the last day of each Interest Period applicable to such Loan and the Maturity Date of the Facility under which such Loan was made; *provided*, *however*, that if any Interest Period for a Eurodollar Rate Loan exceeds three months, the respective dates that fall every three months after the beginning of such Interest Period shall also be Interest Payment Dates; and (b) as to any Base Rate Loan, the last Business Day of each March, June, September and December and the Maturity Date of the Facility under which such Loan was made.

"Interest Period" means, as to each Eurodollar Rate Loan, the period commencing on the date such Eurodollar Rate Loan is disbursed or converted to or continued as a Eurodollar Rate Loan and ending on the date one, two, three or six months thereafter, as selected by the Borrower in its Committed Loan Notice, or ending on the date nine or twelve months thereafter, upon (in the case of nine and twelve months) approval of all Lenders under the applicable Facility; *provided* that:

(a)   any Interest Period that would otherwise end on a day that is not a Business Day shall be extended to the next succeeding Business Day unless such Business Day falls in another calendar month, in which case such Interest Period shall end on the next preceding Business Day;

(b)   any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period) shall end on the last Business Day of the calendar month at the end of such Interest Period; and

(c)   no Interest Period shall extend beyond the Maturity Date of the Facility under which such Loan was made.

"Investment" means, as to any Person, any direct or indirect acquisition or investment by such Person, whether by means of (a) the purchase or other acquisition of Equity Interests of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of debt of, or purchase or other acquisition of any other debt or interest in, another Person, or (c) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit or all or a substantial part of the business of, such Person. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment.

"Investment Grade Rating" shall mean a corporate family rating of BBB- (stable outlook) or better by Standard and Poor's Rating Group and a rating of Baa3 (stable outlook) or better by Moody's Investors Service.

"IP Rights" has the meaning specified in Section 5.17.

"IRS" means the United States Internal Revenue Service.

"ISP" means, with respect to any Letter of Credit, the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

"Issuer Documents" means with respect to any Letter of Credit, the Letter of Credit Application, and any other document, agreement and instrument entered into by the applicable L/C Issuer and the Borrower (or any Subsidiary) or in favor of such L/C Issuer and relating to such Letter of Credit.

"Laws" means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law.

"L/C Advance" means, with respect to each Revolving Credit Lender, such Lender's funding of its participation in any L/C Borrowing in accordance with its Applicable Revolving Credit Percentage.

"L/C Borrowing" means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Revolving Credit Borrowing.

"L/C Credit Extension" means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

"L/C Issuer" means Bank of America with respect to up to $100,000,000 in face amount of Letters of Credit or pursuant to a separate agreement between such L/C Issuer and the Borrower, PNC Bank, National Association with respect to up to $50,000,000 in face amount of Letters of Credit or pursuant to

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a separate agreement between such L/C Issuer and the Borrower, U.S. Bank National Association with respect to up to $50,000,000 in face amount of Letters of Credit or pursuant to a separate agreement between such L/C Issuer and the Borrower, and any other Lenders (or an Affiliate thereof) designated by the Borrower from time to time (with the consent of such Lender or Affiliate) and reasonably acceptable to the Administrative Agent, in such Lender's or Affiliate's capacity as issuer of Letters of Credit hereunder, or any successor issuer of Letters of Credit hereunder; *provided* that any L/C Issuer may agree to be an L/C Issuer with respect to up to a face amount of Letters of Credit less than the Letter of Credit Sublimit or pursuant to a separate agreement between such L/C Issuer and the Borrower.

"L/C Obligations" means, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unreimbursed Amounts, including all L/C Borrowings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.06. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be "outstanding" in the amount so remaining available to be drawn.

"Lender" has the meaning specified in the introductory paragraph hereto and, as the context requires.

"Lending Office" means, as to any Lender, the office or offices of such Lender described as such in such Lender's Administrative Questionnaire, or such other office or offices as a Lender may from time to time notify the Borrower and the Administrative Agent.

"Letter of Credit" means any letter of credit issued hereunder and shall include the Existing Letters of Credit. A Letter of Credit may be a commercial letter of credit or a standby letter of credit.

"Letter of Credit Application" means an application and agreement for the issuance or amendment of a Letter of Credit in the form from time to time in use by an L/C Issuer.

"Letter of Credit Expiration Date" means the day that is seven days prior to the Maturity Date then in effect for the Revolving Credit Facility (or, if such day is not a Business Day, the next preceding Business Day).

"Letter of Credit Fee" has the meaning specified in Section 2.03(i).

"Letter of Credit Sublimit" means an amount equal to $200,000,000. The Letter of Credit Sublimit is part of, and not in addition to, the Revolving Credit Facility.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any financing lease having substantially the same economic effect as any of the foregoing).

"Liquidity" means the sum of (i) the Borrower's unrestricted cash and Cash Equivalents free and clear of all Liens (other than Liens under the Collateral Documents and the Permitted Receivables Facilities), (ii) unused availability under the Facility (after giving effect to issued Letters of Credit) and (iii) unused availability under the Permitted Receivables Facilities.

"Loan" means an extension of credit by a Lender to the Borrower under Article II in the form of a Term A Loan or a Revolving Credit Loan.

"Loan Documents" means, collectively, (a) this Agreement and any amendment, waiver or consent under this Agreement in accordance with Section 10.01, (b) the Notes, (c) the Guaranty, (d) the Collateral Documents, (e) the Fee Letter, (f) each Issuer Document and (g) the Receivables Intercreditor Agreement.

"Loan Parties" means, collectively, the Borrower and each Guarantor.

"Material Adverse Effect" means (a) a material adverse change in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), or condition (financial or otherwise) of the Borrower or the Borrower and its Subsidiaries taken as a whole; (b) a material impairment of the rights and remedies of the Administrative Agent or any Lender under any Loan Document, or of the ability of any Loan Party to perform its obligations under any Loan Document to which it is a party; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party.

"Material Subsidiary" means any Subsidiary that is not an Immaterial Subsidiary.

"Maturity Date" means (a) with respect to the Revolving Credit Facility, the date that is four years after the Closing Date, and (b) with respect to the Term A Facility, the date that is four years after the Closing Date; *provided*, *however*, that, in each case, if such date is not a Business Day, the Maturity Date shall be the next preceding Business Day.

"Measurement Period" means, at any date of determination, the most recently completed four fiscal quarters of the Borrower.

"Moody's" means Moody's Investors Service, Inc. and any successor thereto.

"Multiemployer Plan" means any employee benefit plan of the type described in Section 4001(a)(3) of ERISA, to which the Borrower, any Subsidiary or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years, has made or been obligated to make contributions.

"Net Cash Proceeds" means:

(a)   with respect to any Disposition by the Borrower or any of its Subsidiaries, or any Extraordinary Receipt received or paid to the account of the Borrower or any of its Subsidiaries, the excess, if any, of (i) the sum of cash and Cash Equivalents received in connection with such transaction (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (ii) the sum of (A) the principal amount of any Indebtedness that is secured by the applicable asset and that is required to be repaid in connection with such transaction (other than Indebtedness under the Loan Documents), (B) the reasonable and customary (or reasonably necessary) out-of-pocket commissions, fees, transfer taxes and other expenses (including, without limitation, attorneys' fees) incurred by the Borrower or such Subsidiary in connection with such transaction and (C) income taxes reasonably estimated to be actually payable within two years of the date of the relevant transaction as a result of any gain recognized in connection therewith; *provided* that, if the amount of any estimated taxes pursuant to subclause (C) exceeds the amount of taxes actually required to be paid in cash in respect of such Disposition, the aggregate amount of such excess shall constitute Net Cash Proceeds as and when such excess is reasonably determined by the Borrower with finality; and

(b)   with respect to the incurrence or issuance of any Indebtedness by the Borrower or any of its Subsidiaries, the excess of (i) the sum of the cash and Cash Equivalents received in connection with such transaction over (ii) the underwriting discounts and commissions, and other reasonable and customary (or reasonably necessary) out-of-pocket expenses (including, without limitation, attorneys' fees), incurred by the Borrower or such Subsidiary in connection therewith.

"Note" means a Term A Note or a Revolving Credit Note, as the context may require.

"Obligations" means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party or its Subsidiaries arising under any Loan Document or otherwise with respect to any Loan, Letter of Credit, Secured Cash Management Agreement, Secured Foreign Line of Credit Agreement or Secured Hedge Agreement, in each case whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

"Organization Documents" means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its formation or organization and, if applicable, any certificate or articles of formation or organization of such entity.

"Other Taxes" means all present or future stamp or documentary taxes or any other excise or property taxes, charges or similar levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

"Outstanding Amount" means (a) with respect to Term A Loans and Revolving Credit Loans on any date, the aggregate outstanding principal amount thereof after giving effect to any borrowings and prepayments or repayments of Term A Loans and Revolving Credit Loans, as the case may be, occurring on such date; and (b) with respect to any L/C Obligations on any date, the amount of such L/C Obligations on such date after giving effect to any L/C Credit Extension occurring on such date and any other changes in the aggregate amount of the L/C Obligations as of such date, including as a result of any reimbursements by the Borrower of Unreimbursed Amounts.

"Pari Passu Indenture" means the Indenture dated May 15, 1993 evidencing 6.60% Debentures due August 1, 2027 issued by Hercules Incorporated in an aggregate principal amount of approximately $15,900,000 outstanding.

"Participant" has the meaning specified in Section 10.06(d).

"PBGC" means the Pension Benefit Guaranty Corporation.

"Perfection Certificate" means a certificate in the form of Exhibit G-1 or any other form approved by the Administrative Agent, as the same shall be supplemented from time to time by a Perfection Certificate Supplement or otherwise.

"Perfection Certificate Supplement" means a certificate supplement in the form of Exhibit G-2 or any other form approved by the Administrative Agent.

"Pension Plan" means any "employee pension benefit plan" (as such term is defined in Section 3(2) of ERISA), other than a Multiemployer Plan, that is subject to Title IV of ERISA and is sponsored or maintained by the Borrower, any Subsidiary or any ERISA Affiliate or to which the Borrower, any Subsidiary or any ERISA Affiliate contributes or has an obligation to contribute, or in the case of a multiple employer or other plan described in Section 4064(a) of ERISA, has made contributions at any time during the immediately preceding five plan years.

"Permitted Receivables Facilities" means, collectively, (a) (i) the Sale Agreement, of even date herewith, by and between the Borrower and each other entity party thereto from time to time as an originator, as originators, and CVG Capital II LLC, a Delaware limited liability company (the "SPE"), as purchaser and (ii) the Transfer and Administration Agreement, of even date herewith, by and among the SPE, the Borrower, as originator and initial servicer, various financial institutions and related parties including certain asset-backed commercial paper conduits, the managing agents named therein, the administrators named therein, the letter of credit issuers named therein, and The Bank of Nova Scotia, as agent for various secured parties, in each case, as amended, modified, supplemented or amended and restated from time to time (the "Existing Trade Receivables Facility"); (b) any successor trade receivables facility which replaces all or part of the Existing Trade Receivables Facility; or (c) any one or more other receivables financings of the Borrower or any Subsidiary thereof (including, without limitation, any Foreign Subsidiaries of the Borrower) in which the Borrower or such Subsidiary sells, conveys or otherwise contributes Permitted Securitization Transferred Assets to a Special Purpose Finance Subsidiary, which Special Purpose Finance Subsidiary then (i) sells (as determined in accordance with GAAP) any such Permitted Securitization Transferred Assets (or an interest therein) to one or more Receivables Financiers, (ii) borrows from such Receivables Financiers and secures such borrowings by a pledge of such Permitted Securitization Transferred Assets or (iii) otherwise finances its acquisition of such Permitted Securitization Transferred Assets and, in connection therewith, conveys an interest in such Permitted Securitization Transferred Assets (and possibly all of the Special Purpose Finance Subsidiary's property and assets) to the Receivables Financiers; *provided* that (1) such receivables financing shall not involve any recourse to the Borrower or any of its other Subsidiaries (other than the Special Purpose Finance Subsidiary) for any reason other than (A) repurchases of non-eligible receivables and related assets, (B) customary indemnifications (which shall in no event include indemnification for credit losses on Permitted Securitization Transferred Assets sold to the Special Purpose Finance Subsidiary) and (C) a customary limited recourse guaranty by the Borrower of the obligations of any Subsidiary thereof becoming an originator under such Permitted Receivables Facility delivered in favor of the Special Purpose Finance Subsidiary, (2) for any Permitted Receivables Facility other than the Existing Trade Receivables Facility, the Administrative Agent shall be reasonably satisfied with the structure of and documentation for any such transaction and that the terms of such transaction, including the discount at which receivables are sold, the term of the commitment of the Receivables Financier thereunder and any termination events, shall be (in the good faith understanding of the Administrative Agent) consistent with those prevailing in the market for similar transactions involving a receivables originator/servicer of similar credit quality and a receivables pool of similar characteristics, (3) the Administrative Agent shall have received evidence to its satisfaction that it shall have a first priority perfected pledge in the Equity Interests of the Special Purpose Finance Subsidiary and any subordinated note delivered by the Special Purpose Finance Subsidiary to the Borrower, and (4) the documentation for such transaction shall not be amended or modified in any material respect without the prior written approval of the Administrative Agent, subject, in the case of any such facility under

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which a Foreign Subsidiary is the seller, conveyor or contributor of Permitted Securitization Transferred Assets, to variances to the foregoing that are customary under the laws and procedures of the foreign jurisdiction to which such facility is subject and that are acceptable to the Administrative Agent.

"Permitted Securitization Transferred Assets" means, with respect to the Borrower or any Subsidiary (other than a Special Purpose Finance Subsidiary), the Borrower's or such Subsidiary's accounts receivable, notes receivable or residuals, together with certain assets relating thereto (including, without limitation, any deposit accounts receiving collection on such receivables) and the right to collections thereon.

"Person" means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

"Plan" means any "employee benefit plan" (as such term is defined in Section 3(3) of ERISA) established by the Borrower or any Subsidiary or, with respect to any such plan that is subject to Section 412 of the Code or Title IV of ERISA, any ERISA Affiliate.

"Platform" has the meaning specified in Section 6.02.

"Pledged Collateral" has the meaning specified in Section 2.1 of the Security Agreement.

"Pro Forma Basis" means, with respect to any calculation or determination for the Borrower for any Measurement Period, that in making such calculation or determination on the specified date of determination (the "Determination Date"):

(a) pro forma effect will be given to any Indebtedness incurred by the Borrower or any of its Subsidiaries (including by assumption of then outstanding Indebtedness or by a Person becoming a Subsidiary) ("Incurred") after the beginning of the Measurement Period and on or before the Determination Date to the extent the Indebtedness is outstanding or is to be Incurred on the Determination Date, as if such Indebtedness had been Incurred on the first day of the Measurement Period;

(b) pro forma calculations of interest on Indebtedness bearing a floating interest rate will be made as if the rate in effect on the Determination Date (taking into account any Swap Contract applicable to the Indebtedness) had been the applicable rate for the entire reference period;

(c) Consolidated Fixed Charges related to any Indebtedness no longer outstanding or to be repaid or redeemed on the Determination Date, except for Consolidated Interest Charges accrued during the reference period under a revolving credit to the extent of the commitment thereunder (or under any successor revolving credit) in effect on the Determination Date, will be excluded as if such Indebtedness was no longer outstanding or was repaid or redeemed on the first day of the Measurement Period; and

(d) pro forma effect will be given to the acquisition or disposition by the Borrower and its Subsidiaries of companies, divisions or lines of businesses that qualify as reportable segments or discontinued operations, as those two terms are defined by GAAP, or that exceed 15% of Consolidated EBITDA for the Measurement Period, including any acquisition or disposition of a company, division or line of business since the beginning of the reference period by a Person that became or ceased to be a Subsidiary after the beginning of the Measurement Period, but, in the case of Consolidated Fixed Charges, only to the extent that the obligations giving rise to Consolidated Fixed Charges will not be obligations of the Borrower or any Subsidiary following the Determination Date that have occurred since the beginning of the Measurement Period and before the Determination Date as if such events had occurred, and, in the case of any disposition, the proceeds thereof applied, on the first day of the Measurement Period. To the extent that pro forma effect is to be given to an acquisition or disposition of a company, division or line of business, the pro forma calculation will be based upon the most recent four full fiscal quarters for which the relevant financial information is available.

"Proposed Castings Joint Venture Transaction" means that series of transactions pursuant to which, generally, the Borrower and certain of its Subsidiaries will:

        (a)   acquire from one or more Foreign Subsidiaries a portion of the Casting Solutions Business;

        (b)   acquire from one or more Foreign Subsidiaries approximately €30,000,000 of Indebtedness (the "JV Debt") owing to such Foreign Subsidiaries by one or more joint venture companies by reason of such joint venture companies' purchase of portions of the Casting Solutions Business from such Foreign Subsidiaries; and

        (c)   transfer:

                (i)   the remainder of the Casting Solutions Business, and

                (ii)   approximately €20,000,000 of the JV Debt

to one or more joint venture companies that will be owned 50% by the Borrower and/or one or more designated Affiliates of the Borrower and 50% by Süd-Chemie AG and/or one or more designated Affiliates of Süd-Chemie AG. The Casting Solutions Business so to be sold or transferred as described in the foregoing sentence, in the aggregate, represented EBITDA of ($489,099) for the 12-month period ended September 30, 2009 and tangible assets of $97,309,337 as of September 30, 2009.

"Public Lender" has the meaning specified in Section 6.02.

"Rating Agency" means each of Moody's and S&P.

"Receivables Financier" means one or more Persons who are not Subsidiaries or Affiliates of the Borrower and who are regularly engaged in the business of receivables securitization, which may include, without limitation, one or more asset-backed commercial paper conduits or commercial banks.

"Receivables Intercreditor Agreement" means an Intercreditor Agreement, by and among the Administrative Agent, the agent party to a Permitted Receivables Facility, the Borrower and CVG Capital II LLC, substantially in the form of Exhibit I, as it may be amended, restated, amended and restated, supplemented or otherwise modified from time to time.

"Re-domestication Requirements" means, with respect to any transaction effecting a re-domestication of the Borrower's jurisdiction of formation referred to in Section 7.04(e), the following:

        (a)   the Borrower shall have delivered to the Administrative Agent written notice of such re-domestication not less than thirty (30) days prior to the effective date thereof (or such shorter period to which the Administrative Agent may in its discretion agree), which notice shall contain an explicit description of such re-domestication, including an identification of the Person into which the Borrower would merge (the "Transaction Party");

(b)   the Borrower shall have delivered to the Administrative Agent such additional information relating to such transaction, the structure and procedures thereof and the Transaction Party as the Administrative Agent may reasonably request;

(c)   the Transaction Party shall be newly formed specially for the purpose of such re-domestication and shall have no assets, liabilities or business other than solely incidental to the re-domestication, duly formed, validly existing and in good standing under the laws of the United States of America, one of its States, the District of Columbia, or other jurisdiction approved by the Administrative Agent in its discretion;

(d)   all of the shareholders of the Borrower immediately prior to such merger or assignment are all of the shareholders of the Transaction Party immediately after such merger or assignment (except for variances therefrom, if any, arising from fractional shares);

(e)   the Borrower shall have delivered to the Administrative Agent evidence reasonably satisfactory to the Administrative Agent that by operation of law or contract, the Transaction Party shall have acceded to and assumed all of the indebtedness, liabilities and other obligations of the Borrower under and pursuant to this Agreement and each of the other Loan Documents;

(f)   the Borrower and the Transaction Party shall have executed and delivered to the Administrative Agent and the Lenders such confirmations, joinders, assumptions and other agreements as the Administrative Agent may reasonably require to confirm such indebtedness, liabilities and obligations of the Transaction Party and the perfection and priority of the Liens granted under the Collateral Documents; and

(g)   the Administrative Agent and the Lenders shall have received such opinions of counsel, documents and certificates as the Administrative Agent may reasonably request relating to the organization, existence, good standing and authorization of the Transaction Party, the validity and enforceability of such indebtedness, liabilities and other obligations against the Transaction Party, the incumbency of officers executing Loan Documents on behalf of the Transaction Party, and such other matters relating to the Borrower, the Transaction Party, its subsidiaries, the Loan Documents or the Financing Transactions as the Administrative Agent may reasonably request, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

"Refinancing" means the refinancing of certain outstanding Indebtedness of the Borrower and its Subsidiaries as set forth on Schedule 6.11 and the termination of all commitments with respect thereto.

"Register" has the meaning specified in Section 10.06(c).

"Regulated Subsidiary" means any Subsidiary of the Borrower that is (i) created primarily for the purposes of, and whose primary activities shall consist of financing or insuring risks of the Borrower or the Borrower's Subsidiaries or (ii) prohibited by applicable Law from entering into the Guaranty.

"Related Parties" means, with respect to any Person, such Person's Affiliates and the partners, directors, officers, employees, agents, trustees and advisors of such Person and of such Person's Affiliates.

"Release" means any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing or migrating of any Hazardous Material into or through the Environment, or into, from or through any building, facility or structure.

"Reportable Event" means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30-day notice period has been waived.

"Request for Credit Extension" means (a) with respect to a Borrowing, conversion or continuation of Term A Loans or Revolving Credit Loans, a Committed Loan Notice and (b) with respect to an L/C Credit Extension, a Letter of Credit Application.

"Required Lenders" means, as of any date of determination, Lenders holding more than 50% of the sum of the (a) Total Outstandings (with the aggregate amount of each Revolving Credit Lender's risk participation and funded participation in L/C Obligations being deemed "held" by such Revolving Credit Lender for purposes of this definition) and (b) aggregate unused Commitments; *provided* that the unused Commitments of, and the portion of the Total Outstandings held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders.

"Responsible Officer" means the chief executive officer, president, chief financial officer, treasurer, assistant treasurer or manager of long-term finance of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.

"Restricted Payment" means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of any Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to any Person's stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment.

"Restricted Subsidiary" means any Subsidiary of a Loan Party other than an Unrestricted Subsidiary.

"Revolving Credit Borrowing" means a borrowing consisting of simultaneous Revolving Credit Loans of the same Type and, in the case of Eurodollar Rate Loans, having the same Interest Period made by each of the Revolving Credit Lenders pursuant to Section 2.01(b).

"Revolving Credit Commitment" means, as to each Revolving Credit Lender, its obligation to (a) make Revolving Credit Loans to the Borrower pursuant to Section 2.01(b) and (b) purchase participations in L/C Obligations, in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Revolving Credit Lender's name on Schedule 2.01 under the caption "Revolving Credit Commitment" or opposite such caption in the Assignment and Assumption pursuant to which such Revolving Credit Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. The term Revolving Credit Commitment will be deemed to include Incremental Revolving Commitments in the event of the creation of an Incremental Revolving Commitment pursuant to Section 2.13. As of the Closing Date, the aggregate principal amount of the Revolving Credit Commitments is $550,000,000.

"Revolving Credit Facility" means, at any time, the aggregate amount of the Revolving Credit Lenders' Revolving Credit Commitments at such time.

"Revolving Credit Lender" means, at any time, any Lender that has a Revolving Credit Commitment at such time.

"Revolving Credit Loan" has the meaning specified in Section 2.01(b).

"Revolving Credit Note" means a promissory note made by the Borrower in favor of a Revolving Credit Lender evidencing Revolving Credit Loans made by such Revolving Credit Lender, substantially in the form of Exhibit B-2.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

"SEC" means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

"Secured Cash Management Agreement" means any Cash Management Agreement by and between the Borrower or any of its Subsidiaries and any Cash Management Bank.

"Secured Foreign Line of Credit Agreement" means any Foreign Line of Credit Agreement by and between any of the Borrower's Foreign Subsidiaries and any Foreign Line of Credit Bank; *provided* that the aggregate amount of Indebtedness under Secured Foreign Line of Credit Agreements shall not exceed $50,000,000.

"Secured Hedge Agreement" means any Swap Contract required or permitted under Article VII by and between the Borrower or any of its Subsidiaries and any Hedge Bank.

"Secured Parties" means, collectively, the Administrative Agent, the Lenders, the L/C Issuers, the Hedge Banks, the Cash Management Banks, the Foreign Line of Credit Banks, each co-agent or sub-agent appointed by the Administrative Agent from time to time pursuant to Section 9.05, and the other Persons the Obligations owing to which are or are purported to be secured by the Collateral under the terms of the Collateral Documents.

"Security Agreement" means a Security Agreement substantially in the form of Exhibit F among the Loan Parties and the Administrative Agent for the benefit of the Secured Parties.

"Senior Notes" means the 9⅛% Senior Notes due 2017 issued by the Borrower (including any registered notes in exchange for privately placed senior notes pursuant to a registration rights agreement).

"Senior Notes Documents" means any indenture among the Borrower, as issuer, the guarantors party thereto and a trustee with respect to the Senior Notes, the Senior Notes and all other agreements, instruments and other documents pursuant to which the Senior Notes have been or will be issued or otherwise setting forth the terms of the Senior Notes.

"Solvent" and "Solvency" mean, with respect to any Person on any date of determination, that on such date, and after giving effect to any right of contribution, indemnification, reimbursement or similar right from or among Loan Parties, (a) the fair value of the property of such Person is greater than the total amount of liabilities, including contingent liabilities, of such Person, (b) the present fair salable value of the assets of such Person is not less than the amount that will be required to pay the probable liability of such Person on its debts as they become absolute and matured, (c) such Person does not intend to, and does not believe that it will, incur debts or liabilities beyond such Person's ability to pay such debts and liabilities as they mature, (d) such Person is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which such Person's property would constitute an unreasonably small capital, and (e) such Person is able to pay its debts and liabilities, contingent obligations and other commitments as they mature in the ordinary course of business. The amount of contingent liabilities at any time shall be computed as the amount that, in the light of all the facts and circumstances existing at such time, represents the amount that then meets the criteria for recognition contained in Statement of Financial Accounting Standards No. 5.

"Special Purpose Finance Subsidiary" means any Subsidiary of the Borrower created solely for the purposes of, and whose sole activities shall consist of, acquiring and financing Permitted Securitization Transferred Assets pursuant to a Permitted Receivables Facility, and any other activity incidental thereto.

"Subsidiary" of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the shares of securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly, or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a "Subsidiary" or to "Subsidiaries" shall refer to a Subsidiary or Subsidiaries of the Borrower. The term "Subsidiary" shall not include Unrestricted Subsidiaries designated in compliance with Sections 6.20 and 7.17 until re-designated as a Subsidiary in compliance therewith.

"Subsidiary Stock Distribution" has the meaning specified in Section 7.06(f).

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).

"Syndication Agent" means The Bank of Nova Scotia in its capacity as syndication agent under any of the Loan Documents, or any successor syndication agent.

"Synthetic Debt" means, with respect to any Person as of any date of determination thereof, all obligations of such Person in respect of transactions entered into by such Person that are intended to function primarily as a borrowing of funds (including any minority interest transactions that function primarily as a borrowing) but are not otherwise included in the definition of "Indebtedness" or as a liability on the consolidated balance sheet of such Person and its Subsidiaries in accordance with GAAP.

"Synthetic Lease Obligation" means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property (including sale and leaseback transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any Debtor Relief Laws to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

"Taxes" means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

"Term A Borrowing" means a borrowing consisting of simultaneous Term A Loans of the same Type and, in the case of Eurodollar Rate Loans, having the same Interest Period made by each of the Term A Lenders pursuant to Section 2.01(a).

"Term A Commitment" means, as to each Term A Lender, its obligation to make Term A Loans to the Borrower pursuant to Section 2.01(a) in an aggregate principal amount at any one time outstanding not to exceed the amount set forth opposite such Term A Lender's name on Schedule 2.01 under the caption "Term A Commitment" or opposite such caption in the Assignment and Assumption pursuant to which such Term A Lender becomes a party hereto, as applicable, as such amount may be adjusted from time to time in accordance with this Agreement. As of the Closing Date, the aggregate principal amount of the Term A Commitments is $300,000,000.

"Term A Facility" means, at any time, (a) on or prior to the Closing Date, the aggregate amount of the Term A Commitments at such time and (b) thereafter, the aggregate principal amount of the Term A Loans of all Term A Lenders outstanding at such time.

"Term A Lender" means (a) at any time on or prior to the Closing Date, any Lender that has a Term A Commitment at such time and (b) at any time after the Closing Date, any Lender that holds Term A Loans at such time.

"Term A Loan" means an advance made by any Term A Lender under the Term A Facility.

"Term A Note" means a promissory note made by the Borrower in favor of a Term A Lender evidencing Term A Loans made by such Term A Lender, substantially in the form of Exhibit B-1.

"Threshold Amount" means $65,000,000.

"Total Outstandings" means the aggregate Outstanding Amount of all Loans and all L/C Obligations.

"Total Revolving Credit Outstandings" means the aggregate Outstanding Amount of all Revolving Credit Loans and L/C Obligations.

"Transaction" means, collectively, (a) the entering into by the Loan Parties and their applicable Subsidiaries of the Loan Documents, (b) the Refinancing and (c) the payment of the fees and expenses incurred in connection with the consummation of the foregoing.

"Type" means, with respect to a Loan, its character as a Base Rate Loan or a Eurodollar Rate Loan.

"UCC" means the Uniform Commercial Code as in effect in the State of New York; *provided* that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, "UCC" means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.

"United States" and "U.S." mean the United States of America.

"Unreimbursed Amount" has the meaning specified in Section 2.03(c)(i).

"Unrestricted Subsidiary" means (i) each Subsidiary listed on Schedule 1.01 and (ii) any Subsidiary designated by a Responsible Officer of the Borrower as an Unrestricted Subsidiary in accordance with Sections 6.20 and 7.17 subsequent to the Closing Date.

"Voting Stock" means Equity Interests of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time Equity Interests of any other class or classes shall have or might have voting power by reason or the happening of any contingency).

1.02   Other Interpretive Provisions

. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:

(a)   The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words "include," "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The word "will" shall be construed to have the same meaning and effect as the word "shall." Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person's successors and assigns, (iii) the words "herein," "hereof" and "hereunder," and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Preliminary Statements, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Preliminary Statements, Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference to any law shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law and any reference to any law or regulation shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time, and (vi) the words "<u>asset</u>" and "<u>property</u>" shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

(b)　　In the computation of periods of time from a specified date to a later specified date, the word "<u>from</u>" means "<u>from and including;</u>" the words "<u>to</u>" and "<u>until</u>" each mean "<u>to but excluding;</u>" and the word "<u>through</u>" means "<u>to and including</u>."

(c)　　Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.

(d)　　When used herein, the phrase "to the knowledge of" (or words of similar import), when applied to the Borrower, shall mean the actual knowledge of any Responsible Officer thereof or such knowledge that a Responsible Officer should have in the carrying out of his or her duties with ordinary care.

1.03　　<u>Accounting Terms</u>.

(a)　　<u>Generally</u>. All accounting terms not specifically or completely defined herein shall be construed in conformity with, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with, GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the Audited Financial Statements, <u>except</u> as otherwise specifically prescribed herein.

(b)　　<u>Changes in GAAP</u>. If at any time any change in GAAP or the application thereof would affect the computation of any financial ratio or requirement set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP or application thereof, as the case may be (subject to the approval of the Required Lenders); *provided* that, until so amended, (i) such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein or application thereof, as the case may be and (ii) the Borrower shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in GAAP or application thereof, as the case may be.

1.04　　<u>Rounding</u>

. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).

1.05　　<u>Times of Day</u>

. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

1.06　　<u>Letter of Credit Amounts</u>

. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; *provided*, *however*, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, upon satisfaction of any and all conditions precedent to such automatic increase, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

1.07   Currency Equivalents Generally

. Any amount specified in this Agreement (other than in Articles II, IX and X) or any of the other Loan Documents to be in Dollars shall also include the equivalent of such amount in any currency other than Dollars, such equivalent amount thereof in the applicable currency to be determined by the Administrative Agent at such time on the basis of the Spot Rate (as defined below) for the purchase of such currency with Dollars. For purposes of this Section 1.07, the "Spot Rate" for a currency means the rate determined by the Administrative Agent to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two Business Days prior to the date of such determination; *provided* that the Administrative Agent may obtain such spot rate from another financial institution designated by the Administrative Agent if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency.

ARTICLE II

THE COMMITMENTS AND CREDIT EXTENSIONS

2.01   The Loans.

(a)   The Term A Borrowing. Subject to the terms and conditions set forth herein, each Term A Lender severally agrees to make a single loan to the Borrower on the Closing Date in an amount not to exceed such Term A Lender's Term A Commitment. The Term A Borrowing shall consist of Term A Loans made simultaneously by the Term A Lenders in accordance with their respective Term A Commitments. Amounts borrowed under this Section 2.01(a) and repaid or prepaid may not be reborrowed. Term A Loans may be Base Rate Loans or Eurodollar Rate Loans, as further provided herein.

(b)   The Revolving Credit Borrowings. Subject to the terms and conditions set forth herein, each Revolving Credit Lender severally agrees to make loans (each such loan, a "Revolving Credit Loan") to the Borrower from time to time, on any Business Day during the Availability Period, in an aggregate amount not to exceed at any time outstanding the amount of such Lender's Revolving Credit Commitment; *provided*, *however*, that after giving effect to any Revolving Credit Borrowing, (i) the Total Revolving Credit Outstandings shall not exceed the Revolving Credit Facility, and (ii) the aggregate Outstanding Amount of the Revolving Credit Loans of any Lender, plus such Revolving Credit Lender's Applicable Revolving Credit Percentage of the Outstanding Amount of all L/C Obligations shall not exceed such Lender's Revolving Credit Commitment. Within the limits of each Revolving Credit Lender's Revolving Credit Commitment, and subject to the other terms and conditions hereof, the Borrower may borrow under this Section 2.01(b), prepay under Section 2.04, and reborrow under this Section 2.01(b). Revolving Credit Loans may be Base Rate Loans or Eurodollar Rate Loans, as further provided herein.

(c)   Defaulting Lenders. For the avoidance of doubt, the Arrangers and the Lenders that are Affiliates of the Arrangers shall be entitled (in addition to the Borrower) to enforce the obligations of any Lender that has not made its share of the applicable Loans to be made by it available to the Administrative Agent on the Closing Date by the time set forth in <u>Section 2.02(b)</u> to the extent the Arrangers or their affiliates have funded on behalf of such Lender.

2.02   <u>Borrowings, Conversions and Continuations of Loans</u>.

(a)   Each Term A Borrowing, each Revolving Credit Borrowing, each conversion of Term A Loans or Revolving Credit Loans from one Type to the other, and each continuation of Eurodollar Rate Loans shall be made upon the Borrower's irrevocable notice to the Administrative Agent, which may be given by telephone. Each such notice must be received by the Administrative Agent not later than 1:00 p.m. (i) three Business Days prior to the requested date of any Borrowing of, conversion to or continuation of Eurodollar Rate Loans or of any conversion of Eurodollar Rate Loans to Base Rate Loans, and (ii) on the requested date of any Borrowing of Base Rate Loans. Each telephonic notice by the Borrower pursuant to this <u>Section 2.02(a)</u> must be confirmed promptly by delivery to the Administrative Agent of a written Committed Loan Notice, appropriately completed and signed by a Responsible Officer of the Borrower. Each Borrowing of, conversion to or continuation of Eurodollar Rate Loans shall be in a principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof. Except as provided in <u>Sections 2.03(c)</u>, each Borrowing of or conversion to Base Rate Loans shall be in a principal amount of $300,000 or a whole multiple of $100,000 in excess thereof; *provided* that, in each case, a Base Rate Loan may be in an aggregate amount that is equal to the entire unused balance of the applicable Commitment. Each Committed Loan Notice (whether telephonic or written) shall specify (i) whether the Borrower is requesting a Term A Borrowing, a Revolving Credit Borrowing, a conversion of Term A Loans or Revolving Credit Loans from one Type to the other, or a continuation of Eurodollar Rate Loans, (ii) the requested date of the Borrowing, conversion or continuation, as the case may be (which shall be a Business Day), (iii) the principal amount of Loans to be borrowed, converted or continued, (iv) the Type of Loans to be borrowed or to which existing Term A Loans or Revolving Credit Loans are to be converted, and (v) if applicable, the duration of the Interest Period with respect thereto. If the Borrower fails to specify a Type of Loan in a Committed Loan Notice or if the Borrower fails to give a timely notice requesting a conversion or continuation, then the applicable Term A Loans or Revolving Credit Loans shall be made as, or converted to, Base Rate Loans. Any such automatic conversion to Base Rate Loans shall be effective as of the last day of the Interest Period then in effect with respect to the applicable Eurodollar Rate Loans. If the Borrower requests a Borrowing of, conversion to, or continuation of Eurodollar Rate Loans in any such Committed Loan Notice, but fails to specify an Interest Period, it will be deemed to have specified an Interest Period of one month.

(b)   Following receipt of a Committed Loan Notice, the Administrative Agent shall promptly notify each Lender of the amount of its Applicable Percentage under the applicable Facility of the applicable Term A Loans or Revolving Credit Loans, and if no timely notice of a conversion or continuation is provided by the Borrower, the Administrative Agent shall notify each Lender of the details of any automatic conversion to Base Rate Loans described in <u>Section 2.02(a)</u>. In the case of a Term A Borrowing or a Revolving Credit Borrowing, each Appropriate Lender shall make the amount of its Loan available in immediately available funds at the Administrative Agent's Office not later than 2:00 p.m. on the Business Day specified in the applicable Committed Loan Notice; *provided* that in the case of a Term A Borrowing or a Revolving Credit Borrowing on the Closing Date, each Appropriate Lender shall make the amount of its Loan available in immediately available funds at the Administrative Agent's Office not later than one hour after the Administrative Agent provides notice of the satisfaction of the conditions to the initial funding on the Closing Date. Upon satisfaction of the applicable conditions set forth in <u>Section 4.02</u> (and, if such Borrowing is the initial Credit Extension, <u>Section 4.01</u>), the Administrative Agent shall make all funds so received available to the Borrower in like funds as received by the Administrative Agent either by (i) crediting the account of the Borrower on the books of Bank of America with the amount of such funds or (ii) wire transfer of such funds, in each case in accordance with instructions provided to (and reasonably acceptable to) the Administrative Agent by the Borrower; *provided*, *however*, that if, on the date

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a Committed Loan Notice with respect to a Revolving Credit Borrowing is given by the Borrower, there are L/C Borrowings outstanding, then the proceeds of such Revolving Credit Borrowing, first, shall be applied to the payment in full of any such L/C Borrowings, and second, shall be made available to the Borrower as provided above.

(c)   Except as otherwise provided herein, a Eurodollar Rate Loan may be continued or converted only on the last day of an Interest Period for such Eurodollar Rate Loan. During the existence of a Default, no Loans may be requested as, converted to or continued as Eurodollar Rate Loans without the consent of the Required Lenders.

(d)   The Administrative Agent shall promptly notify the Borrower and the Lenders of the interest rate applicable to any Interest Period for Eurodollar Rate Loans upon determination of such interest rate. At any time that Base Rate Loans are outstanding, the Administrative Agent shall notify the Borrower and the Lenders of any change in Bank of America's prime rate used in determining the Base Rate promptly following the public announcement of such change.

(e)   After giving effect to all Term A Borrowings, all conversions of Term A Loans from one Type to the other, and all continuations of Term A Loans as the same Type, there shall not be more than six Interest Periods in effect in respect of the Term A Facility. After giving effect to all Revolving Credit Borrowings, all conversions of Revolving Credit Loans from one Type to the other, and all continuations of Revolving Credit Loans as the same Type, there shall not be more than six Interest Periods in effect in respect of the Revolving Credit Facility.

2.03   Letters of Credit.

(a)   The Letter of Credit Commitment.

(i)   Subject to the terms and conditions set forth herein, (A) each L/C Issuer agrees, in reliance upon the agreements of the Revolving Credit Lenders set forth in this Section 2.03, (1) from time to time on any Business Day during the period from the Closing Date until the Letter of Credit Expiration Date, to issue Letters of Credit for the account of the Borrower or its Subsidiaries (other than a Special Purpose Finance Subsidiary), and to amend or extend Letters of Credit previously issued by it, in accordance with Section 2.03(b), and (2) to honor drawings under the Letters of Credit; and (B) the Revolving Credit Lenders severally agree to participate in Letters of Credit issued for the account of the Borrower or its Subsidiaries and any drawings thereunder; *provided* that after giving effect to any L/C Credit Extension with respect to any Letter of Credit, (x) the Total Revolving Credit Outstandings shall not exceed the Revolving Credit Facility, (y) the aggregate Outstanding Amount of the Revolving Credit Loans of any Revolving Credit Lender, plus such Lender's Applicable Revolving Credit Percentage of the Outstanding Amount of all L/C Obligations shall not exceed such Lender's Revolving Credit Commitment, and (z) the Outstanding Amount of the L/C Obligations shall not exceed the Letter of Credit Sublimit. Each request by the Borrower for the issuance or amendment of a Letter of Credit shall be deemed to be a representation by the Borrower that the L/C Credit Extension so requested complies with the conditions set forth in the proviso to the preceding sentence. Within the foregoing limits, and subject to the terms and conditions hereof, the Borrower's ability to obtain Letters of Credit shall be fully revolving, and accordingly the Borrower may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed. All Existing Letters of Credit shall be deemed to have been issued pursuant hereto, and from and after the Closing Date shall be subject to and governed by the terms and conditions hereof.

(ii)   No L/C Issuer shall issue any Letter of Credit if:

(A)   subject to Section 2.03(b)(iii), the expiry date of such requested Letter of Credit would occur more than twelve months after the date of issuance or last extension, unless the Required Lenders have approved such expiry date; or

(B)   the expiry date of such requested Letter of Credit would occur after the Letter of Credit Expiration Date, unless all the Revolving Credit Lenders have approved such expiry date.

(iii)   No L/C Issuer shall be under any obligation to issue any Letter of Credit if:

(A)   any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such L/C Issuer from issuing such Letter of Credit, or any Law applicable to such L/C Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such L/C Issuer shall prohibit, or request that such L/C Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such L/C Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such L/C Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon such L/C Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which such L/C Issuer in good faith deems material to it;

(B)   the issuance of such Letter of Credit would violate one or more policies of such L/C Issuer applicable to letters of credit generally;

(C)   except as otherwise agreed by the Administrative Agent and such L/C Issuer, such Letter of Credit is in an initial stated amount less than $10,000, in the case of a commercial Letter of Credit, or $10,000, in the case of a standby Letter of Credit;

(D)   such Letter of Credit is to be denominated in a currency other than Dollars;

(E)   such Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder; or

(F)   (x) a default of any Lender's obligations to fund under Section 2.03(c) exists or (y) any Lender is at such time a Defaulting Lender hereunder, unless the L/C Issuer has entered into arrangements, including the delivery of Cash Collateral, satisfactory to the L/C Issuer (in its sole discretion) with the Borrower or such Lender to eliminate the L/C Issuer's actual or reasonably determined potential Fronting Exposure (after giving effect to Section 2.14(a)(iv)) with respect to the Defaulting Lender arising from either the Letter of Credit then proposed to be issued or such Letter of Credit and all other L/C Obligations as to which the L/C Issuer has actual or reasonably determined potential Fronting Exposure, as it may reasonably elect.

(iv)   No L/C Issuer shall amend any Letter of Credit if such L/C Issuer would not be permitted at such time to issue such Letter of Credit in its amended form under the terms hereof.

(v)   No L/C Issuer shall be under any obligation to amend any Letter of Credit if (A) such L/C Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof, or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(vi)   Each L/C Issuer shall act on behalf of the Revolving Credit Lenders with respect to any Letters of Credit issued by it and the documents associated therewith, and each L/C Issuer shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article IX with respect to any acts taken or omissions suffered by such L/C Issuer in connection with Letters of Credit issued by it or proposed to be issued by it and Issuer Documents pertaining to such Letters of Credit as fully as if the term "Administrative Agent" as used in Article IX included the L/C Issuers with respect to such acts or omissions, and (B) as additionally provided herein with respect to the L/C Issuers.

(b)   Procedures for Issuance and Amendment of Letters of Credit; Auto-Extension Letters of Credit.

(i)   Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the Borrower delivered to the applicable L/C Issuer (with a copy to the Administrative Agent) in the form of a Letter of Credit Application, appropriately completed and signed by a Responsible Officer of the Borrower. Such Letter of Credit Application must be received by the applicable L/C Issuer and the Administrative Agent not later than 11:00 a.m. at least two Business Days (or such later date and time as the Administrative Agent and the applicable L/C Issuer may agree in a particular instance in their sole discretion) prior to the proposed issuance date or date of amendment, as the case may be. In the case of a request for an initial issuance of a Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the applicable L/C Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; (G) the purpose and nature of the requested Letter of Credit; and (H) such other matters as the applicable L/C Issuer may require. In the case of a request for an amendment of any outstanding Letter of Credit, such Letter of Credit Application shall specify in form and detail satisfactory to the applicable L/C Issuer (1) the Letter of Credit to be amended; (2) the proposed date of amendment thereof (which shall be a Business Day); (3) the nature of the proposed amendment; and (4) such other matters as the applicable L/C Issuer may require. Additionally, the Borrower shall furnish to the applicable L/C Issuer and the Administrative Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as the applicable L/C Issuer or the Administrative Agent may require.

(ii)   Promptly after receipt of any Letter of Credit Application, the applicable L/C Issuer will confirm with the Administrative Agent (by telephone or in writing) that the Administrative Agent has received a copy of such Letter of Credit Application from the Borrower and, if not, such L/C Issuer will provide the Administrative Agent with a copy thereof. Unless the applicable L/C Issuer has received written notice from any Revolving Credit Lender, the Administrative Agent or any Loan Party, at least one Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in Article IV shall not then be satisfied, then, subject to the terms and conditions hereof, such L/C Issuer shall, on the requested date, issue a Letter of Credit for the account of the Borrower (or the applicable Subsidiary) or enter into the applicable amendment, as the case may be, in each case in accordance with such L/C Issuer's usual and customary business practices. Immediately upon the issuance of each Letter of Credit, each Revolving Credit Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the applicable L/C Issuer a risk participation in such Letter of Credit in an amount equal to the product of such Revolving Credit Lender's Applicable Revolving Credit Percentage times the amount of such Letter of Credit.

(iii)   If the Borrower so requests in any applicable Letter of Credit Application, the applicable L/C Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an "Auto-Extension Letter of Credit"); *provided* that any such Auto-Extension Letter of Credit must permit such L/C Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a day (the "Non-Extension Notice Date") in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by the applicable L/C Issuer, the Borrower shall not be required to make a specific request to such L/C Issuer for any such extension. Once an Auto-Extension Letter of Credit has been issued, the Revolving Credit Lenders shall be deemed to have authorized (but may not require) the applicable L/C Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; *provided*, *however*, that such L/C Issuer shall not permit any such extension if (A) such L/C Issuer has determined that it would not be permitted, or would have no obligation at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) or (iii) of Section 2.03(a) or otherwise), or (B) it has received notice (which may be by telephone or in writing) on or before the day that is seven Business Days before the Non-Extension Notice Date (1) from the Administrative Agent that the Required Lenders have elected not to permit such extension or (2) from the Administrative Agent, any Revolving Credit Lender or the Borrower that one or more of the applicable conditions specified in Section 4.02 is not then satisfied, and in each such case directing such L/C Issuer not to permit such extension.

(iv)   Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, the applicable L/C Issuer will also deliver to the Borrower and the Administrative Agent a true and complete copy of such Letter of Credit or amendment.

(v)   For so long as any Letter of Credit issued by an L/C Issuer other than Bank of America is outstanding, such L/C Issuer shall deliver to the Administrative Agent on the last Business Day of each calendar month, and on each date that an L/C Credit Extension occurs with respect to any such Letter of Credit, a report in the form of Exhibit K hereto, appropriately completed with the information for every outstanding Letter of Credit issued by such L/C Issuer.

(c)   Drawings and Reimbursements; Funding of Participations.

(i)   Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the applicable L/C Issuer shall notify the Borrower and the Administrative Agent thereof. Not later than 11:00 a.m. on the date of any payment by the applicable L/C Issuer under a Letter of Credit (each such date, an "Honor Date"), the Borrower shall reimburse such L/C Issuer through the Administrative Agent in an amount equal to the amount of such drawing. If the Borrower fails to so reimburse such L/C Issuer by such time, the Administrative Agent shall promptly notify each Revolving Credit Lender of the Honor Date, the amount of the unreimbursed drawing (the "Unreimbursed Amount"), and the amount of such Revolving Credit Lender's Applicable Revolving Credit Percentage thereof. In such event, the Borrower shall be deemed to have requested a Revolving Credit Borrowing of Base Rate Loans to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.02 for the principal amount of Base Rate Loans, but subject to the amount of the unutilized portion of the Revolving Credit Commitments and the conditions set forth in Section 4.02 (other than the delivery of a Committed Loan Notice). Any notice given by an L/C Issuer or the Administrative Agent pursuant to this Section 2.03(c)(i) may be given by telephone if immediately confirmed in writing; *provided* that the lack of such an immediate confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii)   Each Revolving Credit Lender shall upon any notice pursuant to Section 2.03(c)(i) make funds available to the Administrative Agent for the account of the applicable L/C Issuer at the Administrative Agent's Office in an amount equal to its Applicable Revolving Credit Percentage of the Unreimbursed Amount not later than 2:00 p.m. on the Business Day specified in such notice by the Administrative Agent, whereupon, subject to the provisions of Section 2.03(c)(iii), each Revolving Credit Lender that so makes funds available shall be deemed to have made a Base Rate Loan to the Borrower in such amount. The Administrative Agent shall remit the funds so received to such L/C Issuer.

(iii)   With respect to any Unreimbursed Amount that is not fully refinanced by a Revolving Credit Borrowing of Base Rate Loans because the conditions set forth in Section 4.02 cannot be satisfied or for any other reason, the Borrower shall be deemed to have incurred from the applicable L/C Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate. In such event, each Revolving Credit Lender's payment to the Administrative Agent for the account of such L/C Issuer pursuant to Section 2.03(c)(ii) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Advance from such Lender in satisfaction of its participation obligation under this Section 2.03.

(iv)   Until each Revolving Credit Lender funds its Revolving Credit Loan or L/C Advance pursuant to this Section 2.03(c) to reimburse the applicable L/C Issuer for any amount drawn under any Letter of Credit, interest in respect of such Lender's Applicable Revolving Credit Percentage of such amount shall be solely for the account of such L/C Issuer.

(v)   Each Revolving Credit Lender's obligation to make Revolving Credit Loans or L/C Advances to reimburse the applicable L/C Issuer for amounts drawn under Letters of Credit, as contemplated by this Section 2.03(c), shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defense or other right which such Lender may have against such L/C Issuer, the Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; *provided*, *however*, that each Revolving Credit Lender's obligation to make Revolving Credit Loans pursuant to this Section 2.03(c) is subject to the conditions set forth in Section 4.02 (other than delivery by the Borrower of a Committed Loan Notice). No such making of an L/C Advance shall relieve or otherwise impair the obligation of the Borrower to reimburse such L/C Issuer for the amount of any payment made by such L/C Issuer under any Letter of Credit, together with interest as provided herein.

(vi)   If any Revolving Credit Lender fails to make available to the Administrative Agent for the account of any L/C Issuer any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 2.03(c) by the time specified in Section 2.03(c)(ii), such L/C Issuer shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such L/C Issuer at a rate per annum equal to the greater of the Federal Funds Rate and a rate determined by the L/C Issuer in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by such L/C Issuer in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender's committed Loan included in the relevant committed Borrowing or L/C Advance in respect of the relevant L/C Borrowing, as the case may be. A certificate of such L/C Issuer submitted to any Revolving Credit Lender (through the Administrative Agent) with respect to any amounts owing under this Section 2.03(c)(vi) shall be conclusive absent manifest error.

(d)   Repayment of Participations.

(i)   At any time after any L/C Issuer has made a payment under any Letter of Credit and has received from any Revolving Credit Lender such Lender's L/C Advance in respect of such payment in accordance with Section 2.03(c), if the Administrative Agent receives for the account of such L/C Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the Borrower or otherwise, including proceeds of Cash Collateral applied thereto by the Administrative Agent), the Administrative Agent will distribute to such Lender its Applicable Revolving Credit Percentage thereof in the same funds as those received by the Administrative Agent.

(ii)   If any payment received by the Administrative Agent for the account of any L/C Issuer pursuant to Section 2.03 (c)(i) is required to be returned under any of the circumstances described in Section 10.05 (including pursuant to any settlement entered into by such L/C Issuer in its discretion), each Revolving Credit Lender shall pay to the Administrative Agent for the account of such L/C Issuer its Applicable Revolving Credit Percentage thereof on demand of the Administrative Agent, plus interest thereon from the date of such demand to the date such amount is returned by such Lender, at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders under this clause shall survive the payment in full of the Obligations and the termination of this Agreement.

(e)   Obligations Absolute. The obligation of the Borrower to reimburse the applicable L/C Issuer for each drawing under each Letter of Credit and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i)   any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Loan Document;

(ii)   the existence of any claim, counterclaim, setoff, defense or other right that the Borrower or any Subsidiary may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), such L/C Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)   any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)   any payment by such L/C Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by such L/C Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or

(v)   any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrower or any of its Subsidiaries.

The Borrower shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with the Borrower's instructions or other irregularity, the Borrower will immediately notify the applicable L/C Issuer. The Borrower shall be conclusively deemed to have waived any such claim against such L/C Issuer and its correspondents unless such notice is given as aforesaid.

(f)   Role of L/C Issuer. Each Lender and the Borrower agree that, in paying any drawing under a Letter of Credit, the L/C Issuers shall not have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the L/C Issuers, the Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of the L/C Issuers shall be liable to any Lender for (i) any action taken or omitted in connection herewith at the request or with the approval of the Revolving Credit Lenders or the Required Lenders, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or Issuer Document. The Borrower hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; *provided*, *however*, that this assumption is not intended to, and shall not, preclude the Borrower's pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the L/C Issuers, the Administrative Agent, any of their respective Related Parties nor any correspondent, participant or assignee of the L/C Issuers shall be liable or responsible for any of the matters described in clauses (i) through (v) of Section 2.03(e); *provided*, *however*, that anything in such clauses to the contrary notwithstanding, the Borrower may have a claim against an L/C Issuer, and an L/C Issuer may be liable to the Borrower, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by the Borrower which the Borrower proves were caused by such L/C Issuer's willful misconduct or gross negligence or such L/C Issuer's willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, the L/C Issuers may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and the L/C Issuers shall not be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(g)   Cash Collateral. Upon the request of any L/C Issuer, (i) if the applicable L/C Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Borrowing, (ii) if, after the issuance of any Letter of Credit, any Lender becomes an Defaulting Lender or (iii) if, as of the Letter of Credit Expiration Date, any L/C Obligation for any reason remains outstanding, the Borrower shall, in each case, immediately Cash Collateralize, as applicable, in an amount sufficient to cover all Fronting Exposure (after giving effect to Section 2.14(a)(iv) and any Cash Collateral provided by the Defaulting Lender), (A) the then Outstanding Amount of all L/C Obligations or (B) in the case of clause (ii) above, the Applicable Percentage of such Defaulting Lender of the then Outstanding Amount of all L/C Obligations. Sections 2.04 and 8.02(c) set forth certain additional requirements to deliver Cash Collateral hereunder. For purposes of this Section 2.03, Section 2.04 and Section 8.02 (c), "Cash Collateralize" means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the applicable L/C Issuer and the Lenders, as collateral for the L/C Obligations, cash or deposit account balances pursuant to documentation in form and substance satisfactory to the Administrative Agent and such L/C Issuer (which documents are hereby consented to by the Lenders). Derivatives of such term have corresponding meanings. The Borrower hereby grants to the Administrative Agent, for the benefit of the applicable L/C Issuer and the Lenders, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing. Cash Collateral shall be maintained in blocked, non-interest bearing deposit accounts at Bank of America. If at any time the Administrative Agent determines that any funds held as Cash Collateral are subject to any right or claim of any Person other than the Administrative Agent or that the total amount of such funds is less than the aggregate Outstanding Amount of all L/C Obligations, the Borrower will, forthwith upon demand by the Administrative Agent, pay to the Administrative Agent, as additional funds to be deposited as Cash Collateral, an amount equal to the excess of (x) such aggregate Outstanding Amount over (y) the total amount of funds, if any, then held as Cash Collateral that the Administrative Agent determines to be free and clear of any such right and claim. Upon the drawing of any Letter of Credit for which funds are on deposit as Cash Collateral, such funds shall be applied, to the extent permitted under applicable Laws, to reimburse the applicable L/C Issuer.

(h)   Applicability of ISP and UCP. Unless otherwise expressly agreed by the applicable L/C Issuer and the Borrower when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial Letter of Credit.

(i)   Letter of Credit Fees. The Borrower shall pay to the Administrative Agent for the account of each Revolving Credit Lender in accordance with its Applicable Revolving Credit Percentage a Letter of Credit fee (the "Letter of Credit Fee") for each Letter of Credit equal to the Applicable Rate times the daily amount available to be drawn under such Letter of Credit; provided, however, any Letter of Credit Fees otherwise payable for the account of a Defaulting Lender with respect to any Letter of Credit as to which such Defaulting Lender has not provided Cash Collateral satisfactory to the L/C Issuer pursuant to this Section 2.03 shall be payable, to the maximum extent permitted by applicable Law, to the other Lenders in accordance with the upward adjustments in their respective Applicable Percentages allocable to such Letter of Credit pursuant to Section 2.14(a)(iv), with the balance of such fee, if any, payable to the L/C Issuer for its own account. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.06. Letter of Credit Fees shall be (i) due and payable on the first Business Day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand and (ii) computed on a quarterly basis in arrears. If there is any change in the Applicable Rate during any quarter, the daily amount available to be drawn under each Letter of Credit shall be computed and multiplied by the Applicable Rate separately for each period during such quarter that such Applicable Rate was in effect. Notwithstanding anything to the contrary contained herein, upon the request of the Required Lenders, while any Event of Default exists, all Letter of Credit Fees shall accrue at the Default Rate.

(j)   Fronting Fee and Documentary and Processing Charges Payable to L/C Issuer. The Borrower shall pay directly to the respective L/C Issuer for its own account a fronting fee with respect to each Letter of Credit, at a rate separately agreed to between the Borrower and such L/C Issuer, computed on the daily amount available to be drawn under such Letter of Credit on a quarterly basis in arrears. Such fronting fee shall be due and payable on the tenth Business Day after the end of each March, June, September and December in respect of the most recently-ended quarterly period (or portion thereof, in the case of the first payment), commencing with the first such date to occur after the issuance of such Letter of Credit, on the Letter of Credit Expiration Date and thereafter on demand. For purposes of computing the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.06. In addition, the Borrower shall pay directly to such L/C Issuer for its own account the customary issuance, presentation, amendment and other processing fees, and other standard costs and charges, of such L/C Issuer relating to letters of credit as from time to time in effect. Such customary fees and standard costs and charges are due and payable on demand and are nonrefundable.

(k)   Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Document, the terms hereof shall control.

(l)   Letters of Credit Issued for Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Subsidiary, the Borrower shall be obligated to reimburse the applicable L/C Issuer hereunder for any and all drawings under such Letter of Credit. The Borrower hereby acknowledges that the issuance of Letters of Credit for the account of Subsidiaries inures to the benefit of the Borrower, and that the Borrower's business derives substantial benefits from the businesses of such Subsidiaries.

2.04   Prepayments.

(a)   Optional.

(i)   The Borrower may, upon notice to the Administrative Agent, at any time or from time to time voluntarily prepay Term A Loans and Revolving Credit Loans in whole or in part without premium or penalty; *provided* that (A) such notice must be received by the Administrative Agent not later than 11:00 a.m. (1) three Business Days prior to any date of prepayment of Eurodollar Rate Loans and (2) on the date of prepayment of Base Rate Loans; (B) any prepayment of Eurodollar Rate Loans shall be in a principal amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof; and (C) any prepayment of Base Rate Loans shall be in a principal amount of $500,000 or a whole multiple of $100,000 in excess thereof or, in each case, if less, the entire principal amount thereof then outstanding. Each such notice shall specify the date and amount of such prepayment and the Type(s) of Loans to be prepaid and, if Eurodollar Rate Loans are to be prepaid, the Interest Period(s) of such Loans. The Administrative Agent will promptly notify each Lender of its receipt of each such notice, and of the amount of such Lender's ratable portion of such prepayment (based on such Lender's Applicable Percentage in respect of the relevant Facility). If such notice is given by the Borrower, the Borrower shall make such prepayment and the payment amount specified in such notice shall be due and payable on the date specified therein. Any prepayment of a Eurodollar Rate Loan shall be accompanied by all accrued interest on the amount prepaid, together with any additional amounts required pursuant to Section 3.05.

(ii)   Each prepayment of Term A Loans pursuant to the foregoing provisions of this Section 2.04(a) shall be applied as the Borrower directs to the then remaining principal installments of the Term A Facility.

(b)   Mandatory.

(i)   If the Borrower or any of its Subsidiaries Disposes of any property (other than any Disposition of any property permitted by Section 7.05(a), (b), (c), (d), (e), (g) or (i) and other than any event giving rise to an Extraordinary Receipt, which shall be governed by clause (ii) of this Section 2.04(b)) which results in the realization by such Person of Net Cash Proceeds, the Borrower shall prepay an aggregate principal amount of Term A Loans equal to 100% of such Net Cash Proceeds promptly, but in any event within five Business Days after the later of (A) receipt thereof by such Person and (B) the expiration of the 30-day period provided below (such prepayments to be applied as set forth in clauses (iii) and (iv) below); *provided, however*, that with respect to any such Net Cash Proceeds received by or paid to or for the account of the Borrower or any of its Subsidiaries, at the election of the Borrower (as notified by the Borrower to the Administrative Agent not more than 30 days after receiving the Net Cash Proceeds therefrom), and so long as no Default shall have occurred and be continuing, the Borrower or such Subsidiary may reinvest all or any portion of such Net Cash Proceeds in operating assets so long as within 12 months after the receipt of such Net Cash Proceeds such reinvestment shall have been completed; and *provided further* that the aggregate amount of such Net Cash Proceeds reinvested under this Section 2.04(b)(i) do not exceed 12.5% of the Borrower's Consolidated Total Assets (which determination shall be made by reference to Consolidated Total Assets as of the end of the fiscal quarter most recently ended for which the Borrower has delivered to the Lenders financial statements pursuant to Section 6.01).

(ii)   Upon any Extraordinary Receipt received by or paid to or for the account of the Borrower or any of its Subsidiaries, and not otherwise included in clause (i) of this Section 2.04(b), the Borrower shall prepay an aggregate principal amount of Term A Loans equal to 100% of all Net Cash Proceeds received therefrom promptly, but in any event within five Business Days after the later of (A) receipt thereof by such Person and (B) the expiration of the 30 day period provided below (such prepayments to be applied as set forth in clauses (iii) and (iv) below); *provided*, *however*, that (x) with respect to any Extraordinary Receipt received by or paid to or for the account of the Borrower or any of its Subsidiaries (other than proceeds of insurance, condemnation awards (or payments in lieu thereof) or indemnity payments covered by clause (y) below), at the election of the Borrower (as notified by the Borrower to the Administrative Agent not more than 30 days after receiving the Net Cash Proceeds therefrom), and so long as (I) no Default shall have occurred and be continuing, the Borrower or such Subsidiary may reinvest all or any portion of such Extraordinary Receipt in operating assets so long as within 12 months after the receipt of such Net Cash Proceeds such reinvestment shall have been completed and (II) the aggregate amount of such Extraordinary Receipts reinvested under this clause (x) do not exceed 12.5% of the Borrower's Consolidated Total Assets (which determination shall be made by reference to Consolidated Total Assets as of the end of the fiscal quarter most recently ended for which the Borrower has delivered to the Lenders financial statements pursuant to Section 6.01) and (y) with respect to any proceeds of insurance, condemnation awards (or payments in lieu thereof) or indemnity payments, at the election of the Borrower (as notified by the Borrower to the Administrative Agent not more than 30 days after the date of receipt of such insurance proceeds, condemnation awards or indemnity payments), and so long as no Default shall have occurred and be continuing, the Borrower or such Subsidiary may apply such Net Cash Proceeds within 12 months after the receipt thereof to replace or repair the equipment, fixed assets or real property in respect of which such Net Cash Proceeds were received so long as within 12 months after the receipt of such Net Cash Proceeds such replacement or repair shall have been completed and *provided*, *further*, *however*, that any cash proceeds not so applied shall be immediately applied to the prepayment of the Term A Loans as set forth in this Section 2.04(b)(ii).

(iii)   Each prepayment of Term A Loans pursuant to the foregoing provisions of this Section 2.04(b) shall be applied to the Term A Facility and proportionately to the then remaining principal repayment installments thereof.

(iv)   Notwithstanding any of the other provisions of clause (i) or (ii) of this Section 2.04(b), so long as no Default under Section 8.01(a) or Section 8.01(f), or Event of Default shall have occurred and be continuing, if, on any date on which a prepayment would otherwise be required to be made pursuant to clause (i) or (ii) of this Section 2.04(b), the aggregate amount of Net Cash Proceeds required by such clause to be applied to prepay Term A Loans on such date is less than or equal to $1,000,000, the Borrower may defer such prepayment until the first date on which the aggregate amount of Net Cash Proceeds or other amounts otherwise required under clause (i) or (ii) of this Section 2.04(b) to be applied to prepay Term A Loans exceeds $1,000,000. During such deferral period the Borrower may apply all or any part of such aggregate amount to prepay Revolving Credit Loans and may, subject to the fulfillment of the applicable conditions set forth in Article IV, reborrow such amounts (which amounts, to the extent originally constituting Net Cash Proceeds, shall be deemed to retain their original character as Net Cash Proceeds when so reborrowed) for application as required by this Section 2.04(b). Upon the occurrence of a Default under Section 8.01(a) or Section 8.01(f), or an Event of Default during any such deferral period, the Borrower shall immediately prepay the Term A Loans in the amount of all Net Cash Proceeds received by the Borrower and other amounts, as applicable, that are required to be applied to prepay Term A Loans under this Section 2.04(b) (without giving effect to the first and second sentences of this clause (iv)) but which have not previously been so applied.

(v)   If for any reason the Total Revolving Credit Outstandings at any time exceed the Revolving Credit Facility at such time, the Borrower shall immediately prepay Revolving Credit Loans and L/C

Borrowings and/or Cash Collateralize such L/C Obligations (other than the L/C Borrowings) in an aggregate amount equal to such excess.

(vi)   Prepayments of the Revolving Credit Facility made pursuant to clause (v) of this Section 2.04(b), first, shall be applied ratably to the L/C Borrowings, second, shall be applied ratably to the outstanding Revolving Credit Loans, and, third, shall be used to Cash Collateralize the remaining L/C Obligations. Upon the drawing of any Letter of Credit that has been Cash Collateralized, the funds held as Cash Collateral shall be applied (without any further action by or notice to or from the Borrower or any other Loan Party) to reimburse the applicable L/C Issuer or the Revolving Credit Lenders, as applicable.

(c)   Offers to Purchase. Anything contained in Section 2.04(b) to the contrary notwithstanding, (i) if, following the occurrence of any "Asset Sale" (as such term is defined in the Senior Notes Documents) by any Loan Party or any of its Subsidiaries, the Borrower is required to commit by a particular date (a "Commitment Date") to apply or cause its Subsidiaries to apply an amount equal to any of the "Net Cash Proceeds" (as defined in the Senior Notes Documents) thereof in a particular manner, or to apply by a particular date (an "Application Date") an amount equal to any such "Net Cash Proceeds" in a particular manner, in either case in order to excuse the Borrower from being required to make an "Offer to Purchase" (as defined in the Senior Notes Documents) in connection with such "Asset Sale", and the Borrower shall have failed to so commit or to so apply an amount equal to such "Net Cash Proceeds" at least 60 days before the applicable Commitment Date or Application Date, as the case may be, or (ii) if the Borrower at any other time shall have failed to apply or commit or cause to be applied an amount equal to any such "Net Cash Proceeds", and, within 60 days thereafter assuming no further application or commitment of an amount equal to such "Net Cash Proceeds" the Borrower would otherwise be required to make an "Offer to Purchase" in respect thereof, then in either such case the Borrower shall immediately pay or cause to be paid to the Administrative Agent an amount equal to such "Net Cash Proceeds" to be applied to the payment of the Loans and L/C Borrowings and to Cash Collateralize the remaining L/C Obligations in the manner set forth in Section 2.04(b) in such amounts as shall excuse the Borrower from making any such "Offer to Purchase".

2.05   Termination or Reduction of Commitments.

(a)   Optional. The Borrower may, upon notice to the Administrative Agent, terminate the Revolving Credit Facility, the Letter of Credit Sublimit, or from time to time permanently reduce the Revolving Credit Facility, the Letter of Credit Sublimit; *provided* that (i) any such notice shall be received by the Administrative Agent not later than 11:00 a.m. five Business Days prior to the date of termination or reduction, (ii) any such partial reduction shall be in an aggregate amount of $10,000,000 or any whole multiple of $1,000,000 in excess thereof and (iii) the Borrower shall not terminate or reduce (A) the Revolving Credit Facility if, after giving effect thereto and to any concurrent prepayments hereunder, the Total Revolving Credit Outstandings would exceed the Revolving Credit Facility, or (B) the Letter of Credit Sublimit if, after giving effect thereto, the Outstanding Amount of L/C Obligations not fully Cash Collateralized hereunder would exceed the Letter of Credit Sublimit.

(b)   Mandatory.

(i)   The aggregate Term A Commitments shall be automatically and permanently reduced to zero at the close of business on the date of the Closing Date.

(ii)   If after giving effect to any reduction or termination of Revolving Credit Commitments under this Section 2.05, the Letter of Credit Sublimit exceeds the Revolving Credit Facility at such time, the Letter of Credit Sublimit, as the case may be, shall be automatically reduced by the amount of such excess.

(c)   Application of Commitment Reductions; Payment of Fees. The Administrative Agent will promptly notify the Lenders of any termination or reduction of the Letter of Credit Sublimit or the Revolving Credit Commitment under this Section 2.05. Upon any reduction of the Revolving Credit Commitments, the Revolving Credit Commitment of each Revolving Credit Lender shall be reduced by such Lender's Applicable Revolving Credit Percentage of such reduction amount. All fees in respect of the Revolving Credit Facility accrued until the effective date of any termination of the Revolving Credit Facility shall be paid on the effective date of such termination.

2.06   Repayment of Loans.

(a)   Term A Loans. The Borrower shall repay to the Term A Lenders the aggregate principal amount of all Term A Loans outstanding on the following dates in the respective amounts set forth opposite such dates (which amounts shall be reduced as a result of the application of prepayments in accordance with the order of priority set forth in Section 2.04):

Date	Amount
June 30, 2010	$3,750,000
September 30, 2010	$3,750,000
December 31, 2010	$3,750,000
March 31, 2011	$3,750,000
June 30, 2011	$5,625,000
September 30, 2011	$5,625,000
December 31, 2011	$5,625,000
March 31, 2012	$5,625,000
June 30, 2012	$7,500,000
September 30, 2012	$7,500,000
December 31, 2012	$7,500,000
March 31, 2013	$7,500,000
June 30, 2013	$15,000,000
September 30, 2013	$15,000,000
December 31, 2013	$15,000,000
Term A Facility Maturity Date	$187,500,000

provided, however, that the final principal repayment installment of the Term A Loans shall be repaid on the Maturity Date for the Term A Facility and in any event shall be in an amount equal to the aggregate principal amount of all Term A Loans outstanding on such date.

(b)   Revolving Credit Loans. The Borrower shall repay to the Revolving Credit Lenders on the Maturity Date for the Revolving Credit Facility the aggregate principal amount of all Revolving Credit Loans outstanding on such date.

2.07   Interest.

(a)   Subject to the provisions of Section 2.07(b), (i) each Eurodollar Rate Loan under a Facility shall bear interest on the outstanding principal amount thereof for each Interest Period at a rate per annum equal to the Eurodollar Rate for such Interest Period plus the Applicable Rate for such Facility; and (ii) each Base Rate Loan under a Facility shall bear interest on the outstanding principal amount thereof from the applicable borrowing date at a rate per annum equal to the Base Rate plus the Applicable Rate for such Facility.

(b)   (i) If any amount of principal of any Loan is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(ii)   If any amount (other than principal of any Loan) payable by the Borrower under any Loan Document is not paid when due (without regard to any applicable grace periods), whether at stated maturity, by acceleration or otherwise, then upon the request of the Required Lenders such amount shall thereafter bear interest at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(c)   Upon the request of the Required Lenders, while any Event of Default exists, the Borrower shall pay interest on the principal amount of all outstanding Obligations hereunder at a fluctuating interest rate per annum at all times equal to the Default Rate to the fullest extent permitted by applicable Laws.

(d)   Accrued and unpaid interest on past due amounts (including interest on past due interest) shall be due and payable upon demand.

(e)   Interest on each Loan shall be due and payable in arrears on each Interest Payment Date applicable thereto and at such other times as may be specified herein. Interest hereunder shall be due and payable in accordance with the terms hereof before and after judgment, and before and after the commencement of any proceeding under any Debtor Relief Law.

2.08   Fees

. In addition to certain fees described in Sections 2.03(i) and (j):

(a)   Commitment Fee. The Borrower shall pay to the Administrative Agent for the account of each Revolving Credit Lender in accordance with its Applicable Revolving Credit Percentage, a commitment fee equal to the Applicable Fee Rate times the actual daily amount by which the Revolving Credit Facility exceeds the sum of (i) the Outstanding Amount of Revolving Credit Loans and (ii) the Outstanding Amount of L/C Obligations. The commitment fee shall accrue at all times during the Availability Period, including at any time during which one or more of the conditions in Article IV is not met, and shall be due and payable quarterly in arrears on the last Business Day of each March, June, September and December, commencing with the first such date to occur after the Closing Date, and on the last day of the Availability Period for the Revolving Credit Facility. The commitment fee shall be calculated quarterly in arrears, and if there is any change in the Applicable Fee Rate during any quarter, the actual daily amount shall be computed and multiplied by the Applicable Fee Rate separately for each period during such quarter that such Applicable Fee Rate was in effect.

(b)   Other Fees.

(i)   The Borrower shall pay to the Arrangers and the Administrative Agent for their own respective accounts fees in the amounts and at the times specified in the Fee Letter. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

(ii)   The Borrower shall pay to the Lenders such fees as shall have been separately agreed upon in writing in the amounts and at the times so specified. Such fees shall be fully earned when paid and shall not be refundable for any reason whatsoever.

2.09   Computation of Interest and AdjusFees; Retroactive tments of Applicable Rate.

(a)   All computations of interest for Base Rate Loans (including Base Rate Loans determined by reference to the Eurodollar Rate) shall be made on the basis of a year of 365 or 366 days, as the case may be, and actual days elapsed. All other computations of fees and interest shall be made on the basis of a 360-day year and actual days elapsed (which results in more fees or interest, as applicable, being paid than if computed on the basis of a 365-day year). Interest shall accrue on each Loan for the day on which the Loan is made, and shall not accrue on a Loan, or any portion thereof, for the day on which the Loan or such portion is paid; *provided* that any Loan that is repaid on the same day on which it is made shall, subject to Section 2.11(a), bear interest for one day. Each determination by the Administrative Agent of an interest rate or fee hereunder shall be conclusive and binding for all purposes, absent manifest error.

(b)   If, as a result of any restatement of or other adjustment to the financial statements of the Borrower or for any other reason, the Borrower or the Lenders reasonably determine that (i) the Consolidated Leverage Ratio as calculated by the Borrower as of any applicable date was inaccurate and (ii) a proper calculation of the Consolidated Leverage Ratio would have resulted in higher pricing for such period, the Borrower shall immediately and retroactively be obligated to pay to the Administrative Agent for the account of the applicable Lenders or the applicable L/C Issuer, as the case may be, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, automatically and without further action by the Administrative Agent, any Lender or any L/C Issuer), an amount equal to the excess of the amount of interest and fees that should have been paid for such period over the amount of interest and fees actually paid for such period. This paragraph shall not limit the rights of the Administrative Agent, any Lender or any L/C Issuer, as the case may be, under Section 2.03(c)(iii), 2.03(i) or 2.07(b) or under Article VIII. The Borrower's obligations under this paragraph shall survive the termination of the Aggregate Commitments and the repayment of all other Obligations hereunder.

2.10   Evidence of Debt.

(a)   The Credit Extensions made by each Lender shall be evidenced by one or more accounts or records maintained by such Lender and by the Administrative Agent in the ordinary course of business. The accounts or records maintained by the Administrative Agent and each Lender shall be conclusive absent manifest error of the amount of the Credit Extensions made by the Lenders to the Borrower and the interest and payments thereon. Any failure to so record or any error in doing so shall not, however, limit or otherwise affect the obligation of the Borrower hereunder to pay any amount owing with respect to the Obligations. In the event of any conflict between the accounts and records maintained by any Lender and the accounts and records of the Administrative Agent in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error. Upon the request of any Lender made through the Administrative Agent, the Borrower shall execute and deliver to such Lender (through the Administrative Agent) a Note, which shall evidence such Lender's Loans in addition to such accounts or records. Each Lender may attach schedules to its Note and endorse thereon the date, Type (if applicable), amount and maturity of its Loans and payments with respect thereto.

(b)   In addition to the accounts and records referred to in Section 2.10(a), each Lender and the Administrative Agent shall maintain in accordance with its usual practice accounts or records evidencing the purchases and sales by such Lender of participations in Letters of Credit. In the event of any conflict between the accounts and records maintained by the Administrative Agent and the accounts and records of any Lender in respect of such matters, the accounts and records of the Administrative Agent shall control in the absence of manifest error.

2.11   Payments Generally; Administrative Agent's Clawback.

(a)   General. All payments to be made by the Borrower shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff. Except as otherwise expressly provided herein, all payments by the Borrower hereunder shall be made to the Administrative Agent, for the account of the respective Lenders to which such payment is owed, at the Administrative Agent's Office in Dollars and in immediately available funds not later than 2:00 p.m. on the date specified herein. The Administrative Agent will promptly distribute to each Lender its Applicable Percentage in respect of the relevant Facility (or other applicable share as provided herein) of such payment in like funds as received by wire transfer to such Lender's Lending Office. All payments received by the Administrative Agent after 2:00 p.m. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment to be made by the Borrower shall come due on a day other than a Business Day, payment shall be made on the next following Business Day, and such extension of time shall be reflected on computing interest or fees, as the case may be.

(b)   (i) Funding by Lenders; Presumption by Administrative Agent. Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Eurodollar Rate Loans (or, in the case of any Borrowing of Base Rate Loans, prior to 1:00 p.m. on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender's share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with Section 2.02 (or, in the case of a Borrowing of Base Rate Loans, that such Lender has made such share available in accordance with and at the time required by Section 2.02) and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount in immediately available funds with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (A) in the case of a payment to be made by such Lender, the greater of the Federal Funds Rate and a rate determined by the L/C Issuer in accordance with banking industry rules on interbank compensation, plus any administrative, processing or similar fees customarily charged by the Administrative Agent in connection with the foregoing, and (B) in the case of a payment to be made by the Borrower, the interest rate applicable to Base Rate Loans. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable Borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender's Loan included in such Borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(ii)   Payments by Borrower; Presumptions by Administrative Agent. Unless the Administrative Agent shall have received notice from the Borrower prior to the time at which any payment is due to the Administrative Agent for the account of the Lenders or any L/C Issuer hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Appropriate Lenders or the applicable L/C Issuer, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Appropriate Lenders or the applicable L/C Issuer, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or such L/C Issuer, in immediately available funds with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Rate and a rate determined by the L/C Issuer in accordance with banking industry rules on interbank compensation.

A notice of the Administrative Agent to any Lender or the Borrower with respect to any amount owing under this subsection (b) shall be conclusive, absent manifest error.

(c)   Failure to Satisfy Conditions Precedent. If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Article II, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable Credit Extension set forth in Article IV are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest.

(d)   Obligations of Lenders Several. The obligations of the Lenders hereunder to make Term A Loans and Revolving Credit Loans, to fund participations in Letters of Credit and to make payments pursuant to Section 10.04(c) are several and not joint. The failure of any Lender to make any Loan, to fund any such participation or to make any payment under Section 10.04(c) on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its Loan, to purchase its participation or to make its payment under Section 10.04(c).

(e)   Funding Source. Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner.

(f)   Insufficient Funds. If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, L/C Borrowings, interest and fees then due hereunder, such funds shall be applied (i) first, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, toward payment of principal and L/C Borrowings then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and L/C Borrowings then due to such parties.

2.12   Sharing of Payments by Lenders

. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of (a) Obligations in respect of any the Facilities due and payable to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations due and payable to such Lender at such time to (ii) the aggregate amount of the Obligations in respect of the Facilities due and payable to all Lenders hereunder and under the other Loan Documents at such time) of payments on account of the Obligations in respect of the Facilities due and payable to all Lenders hereunder and under the other Loan Documents at such time obtained by all the Lenders at such time or (b) Obligations in respect of any of the Facilities owing (but not due and payable) to such Lender hereunder and under the other Loan Documents at such time in excess of its ratable share (according to the proportion of (i) the amount of such Obligations owing (but not due and payable) to such Lender at such time to (ii) the aggregate amount of the Obligations in respect of the Facilities owing (but not due and payable) to all Lenders hereunder and under the other Loan Parties at such time) of payment on account of the Obligations in respect of the Facilities owing (but not due and payable) to all Lenders hereunder and under the other Loan Documents at such time obtained by all of the Lenders at such time then the Lender receiving such greater proportion shall (a) notify the Administrative Agent of such fact, and (b) purchase (for cash at face value) participations in the Loans and subparticipations in L/C Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of Obligations in respect of the Facilities then due and payable to the Lenders or owing (but not due and payable) to the Lenders, as the case may be; *provided* that:

(a)   if any such participations or subparticipations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations or subparticipations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(b)   the provisions of this Section shall not be construed to apply to (A) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement(including the application of funds arising from the existence of a Defaulting Lender), (B) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or subparticipations in L/C Obligations to any assignee or participant, other than to the Borrower or any Subsidiary thereof (as to which the provisions of this Section shall apply) or (C) cash collateral or other security given by the Borrower or any Lender to any L/C Issuer pursuant to this Agreement.

The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

2.13   Increase in Facility.

(a)   Request for Increase. Provided there exists no Default, upon notice to the Administrative Agent (which shall promptly notify the Lenders), the Borrower may from time to time, request (x) an increase in the Revolving Credit Facility by an amount (for all such requests) not exceeding $200,000,000 (the "Incremental Revolving Commitments"); *provided* that any such request for an increase shall be in a minimum amount of $5,000,000 and/or (y) the establishment of one or more new Term Loan Commitments (each, an "Incremental Term Loan Commitment") by an amount (for all such requests) not exceeding $250,000,000; *provided* that any such request for an increase shall be in a minimum amount of $5,000,000. At the time of sending such notice, the Borrower (in consultation with the Administrative Agent) shall specify the time period within which each Lender is requested to respond (which shall in no event be less than ten Business Days from the date of delivery of such notice to the Lenders).

(b)   Lender Elections to Increase. Each Lender shall notify the Administrative Agent within such time period whether or not it agrees to increase its Revolving Credit Commitment or to provide a portion of an Incremental Term Loan Commitment and, if so, whether by an amount equal to, greater than, or less than its Applicable Percentage of such requested increase. Any Lender not responding within such time period shall be deemed to have declined to increase its Revolving Credit Commitment or to provide a portion of an Incremental Term Loan Commitment, as applicable.

(c)   Notification by Administrative Agent; Additional Lenders. The Administrative Agent shall notify the Borrower and each Lender of the Lenders' responses to each request made hereunder. To achieve the full amount of a requested increase, and subject to the approval of the Administrative Agent and (solely with respect to an Incremental Revolving Commitment) each L/C Issuer (which approvals shall not be unreasonably withheld), the Borrower may also invite additional Eligible Assignees to become Lenders pursuant to a joinder agreement in form and substance satisfactory to the Administrative Agent and its counsel.

(d)   Effective Date and Allocations. If the Revolving Credit Facility is increased, or an Incremental Term Loan Commitment is created or increased, in each case in accordance with this Section, the Administrative Agent and the Borrower shall determine the effective date (the "Increase Effective Date") and the final allocation of such increase. The Administrative Agent shall promptly notify the Borrower and the Lenders of the final allocation of such increase and the Increase Effective Date.

(e)   Conditions to Effectiveness of Increase. As a condition precedent to such increase, (w) the Borrower shall deliver to the Administrative Agent a certificate of each Loan Party dated as of the Revolving Credit Increase Effective Date (in sufficient copies for each Lender) signed by a Responsible Officer of such Loan Party (i) certifying and attaching the resolutions adopted by such Loan Party approving or consenting to such increase, and (ii) in the case of the Borrower, certifying that, before and after giving effect to such increase, (A) the representations and warranties contained in Article V and the other Loan Documents are true and correct on and as of the Increase Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct as of such earlier date, and except that for purposes of this Section 2.13, the representations and warranties contained in subsections (a) and (b) of Section 5.05 shall be deemed to refer to the most recent statements furnished pursuant to clauses (a) and (b), respectively, of Section 6.01, and (B) no Default exists, (x) to the extent that the increase of the Commitments shall take the form of Incremental Revolving Commitments, the terms and provisions of Revolving Credit Loans made pursuant to such Incremental Revolving Commitments shall be identical to the Revolving Credit Loans, (y) (i) the final maturity date of any such new tranche of Incremental Term Loan Commitments shall be no earlier than the Maturity Date for the Term A Loans and (ii) the weighted average life to maturity of any such new tranche of Incremental Term Loan Commitments shall be no shorter than the remaining weighted average life to maturity of the Term A Loans and (z) to the extent that the increase of the Commitments shall take the form of an Incremental Term Loan Commitments, the terms and provisions of Loans made pursuant to such Incremental Term Loan Commitments (the "Incremental Term Loans") shall be, except as to pricing and amortization, identical to the Term A Loans (for the avoidance of doubt, the Incremental Term Loans may, at the option of the Borrower, if set forth in the incremental joinder agreement, share in prepayments up to (but not to exceed) on a pro rata basis with any Term A Loans under Section 2.04); *provided* that if the Applicable Margin for any Incremental Term Loans exceeds the Applicable Margin for the Term A Loans, then the Applicable Margin for the Term A Loans shall be increased to the extent necessary so that the Applicable Margin for such Incremental Term Loans is equal to the Applicable Margin for the Term A Loans; *provided*, *further*, that in determining the Applicable Margin applicable to the Term A Loans and the Incremental Term Loans, (x) original issue discount ("OID") or upfront fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower to the Lenders of the Term A Loans or the Incremental Term Loans in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity) and (y) customary arrangement or commitment fees payable to the Arrangers (or their affiliates) in connection with the Term A Loans or to one or more arrangers (or their affiliates) of the Incremental Term Loans shall be excluded. Unless otherwise specifically provided herein, all references in the Loan Documents to Revolving Credit Loans or Term A Loans (except, in the case of Term A Loans, with respect to pricing and amortization) shall be deemed to include references to Revolving Credit Loans and Incremental Term Loans made pursuant to any Incremental Revolving Commitments and Incremental Term Commitments, respectively, made under this Section 2.13. With respect to the Incremental Revolving Commitments, the Borrower shall prepay any Base Rate Loans outstanding on any Increase Effective Date and all Eurodollar Rate Loans at the earlier of the end of the then current Interest Period with respect thereto or the occurrence of an Event of Default (and pay any additional amounts required pursuant to Section 3.05) to the extent necessary to keep the outstanding Revolving Credit Loans ratable with any revised Applicable Percentages arising from any nonratable increase in the Revolving Credit Commitments under this Section. With respect to the Incremental Revolving Commitments, on any Increase Effective Date, each Revolving Credit Lender that increased its Revolving Credit Commitment pursuant to this Section 2.13 and each Revolving Credit Lender that became a Revolving Credit Lender in connection with this Section 2.13 (i) will be deemed to have purchased a participation in each then outstanding Eurodollar Rate Loan that remains unpaid and

Letter of Credit equal to its Applicable Percentage of such Revolving Credit Loan or Letter of Credit and the participation of each other Revolving Credit Lender in such Letter of Credit shall be adjusted accordingly and (ii) will acquire, (and will pay to the Administrative Agent, for the account of each Revolving Credit Lender, in immediately available funds, an amount equal to) its Applicable Percentage of the Outstanding Amount of all L/C Obligations. Incremental Revolving Commitments and Incremental Term Loan Commitments shall be evidenced by a joinder agreement satisfactory to the Administrative Agent (it being understood and agreed that at the election of the Borrower, such additional commitments in respect of any Incremental Term Loan Commitments may be implemented through the addition of additional new tranches of such loans instead of being implemented as increases in the applicable Commitments). Notwithstanding any other provision of any Loan Document, the Loan Documents may be amended by the Administrative Agent and the Loan Parties, if necessary, to provide for terms applicable to Incremental Revolving Commitments and Incremental Term Loan Commitments and loans thereunder.

(f)   Conflicting Provisions. This Section 2.13 shall supersede any provisions in Sections 2.12 or 10.01 to the contrary.

2.14   Defaulting Lenders.

(a)   Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable Law:

(i)   Waivers and Amendments. That Defaulting Lender's right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.01.

(ii)   Reallocation of Payments. Any payment of principal, interest, fees or other amounts received by the Administrative Agent under this Agreement for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article VIII or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender), shall be applied at such time or times as may be determined by the Administrative Agent as follows: *first*, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; *second*, to the payment on a pro rata basis of any amounts owing by that Defaulting Lender to the L/C Issuer hereunder; *third*, if so determined by the Administrative Agent or requested by the L/C Issuer, to be held as Cash Collateral for future funding obligations of that Defaulting Lender of any participation in any Letter of Credit; *fourth*, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; *fifth*, if so determined by the Administrative Agent and the Borrower, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; *sixth*, to the payment of any amounts owing to the Lenders or the L/C Issuer as a result of any judgment of a court of competent jurisdiction obtained by any Lender or the L/C Issuer against that Defaulting Lender as a result of that Defaulting Lender's breach of its obligations under this Agreement; *seventh*, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender's breach of its obligations under this Agreement; and *eighth*, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or L/C Borrowings in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans or L/C Borrowings were made at a time when the conditions set forth in Section 4.02 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Borrowings owed to, all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Borrowings owed to, that Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.14(a)(ii) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto. Promptly (x) upon a Lender ceasing to be a Defaulting Lender in accordance with Section 2.14(b) or (y) following termination of this Agreement (including the termination of all Letters of Credit issued hereunder) and the payment of all amounts owed under this Agreement (other than unasserted contingent obligations which by their terms survive the termination of this Agreement), all remaining amounts, if any, held in a deposit account pursuant to this Section 2.14(a) shall be returned to such Lender or Defaulting Lender, as applicable.

(iii)   Certain Fees. That Defaulting Lender (x) shall not be entitled to receive any commitment fee pursuant to Section 2.09 (a) for any period during which such Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender) and (y) shall be limited in its right to receive Letter of Credit Fees as provided in Section 2.03.

(iv)   Reallocation of Applicable Percentages to Reduce Fronting Exposure. During any period in which there is a Defaulting Lender, for purposes of computing the amount of the obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit pursuant to Sections 2.03, the "Applicable Percentage" of each non-Defaulting Lender shall be computed without giving effect to the Commitment of that Defaulting Lender; provided, that, (i) each such reallocation shall be given effect only if, at the date the applicable Lender becomes a Defaulting Lender, no Default or Event of Default exists; and (ii) the aggregate obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit shall not exceed the positive difference, if any, of (1) the Commitment of that non-Defaulting Lender minus (2) the aggregate Outstanding Amount of the Committed Loans of such Lender.

(b)   Defaulting Lender Cure. If the Borrower, the Administrative Agent and the L/C Issuer agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), such Lender will, to the extent applicable, purchase that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Committed Loans and funded and unfunded participations in Letters of Credit to be held on a pro rata basis by the Lenders in accordance with their Applicable Percentages (without giving effect to Section 2.14(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while such Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from such Lender's having been a Defaulting Lender.

ARTICLE III

TAXES, YIELD PROTECTION AND ILLEGALITY

3.01   Taxes.

(a)   Payments Free of Certain Taxes; Obligation to Withhold; Payments on Account of Certain Taxes.

(1)   Any and all payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Document shall to the extent permitted by applicable Laws be made free and clear of and without reduction or withholding for any Taxes. If, however, applicable Laws require any Loan Party or the Administrative Agent to withhold or deduct any Tax, such Tax shall be withheld or deducted in accordance with such Laws as determined by such Loan Party or the Administrative Agent, as the case may be, upon the basis of the information and documentation to be delivered pursuant to subsection (e) below.

(2)   If a Loan Party or the Administrative Agent shall be required by applicable Laws to withhold or deduct any Taxes, then (A) the Administrative Agent, or such Loan Party, as the case may be, shall withhold or make such deductions as are determined by the Administrative Agent, or such Loan Party, as the case may be, to be required based upon the information and documentation it has received pursuant to subsection (e) below, (B) the Administrative Agent, or such Loan Party, as the case may be, shall timely pay the full amount withheld or deducted to the relevant Governmental Authority in accordance with applicable Laws, and (C) to the extent that the withholding or deduction is made on account of Indemnified Taxes or Other Taxes, the sum payable by such Loan Party shall be increased as necessary so that after any required withholding or the making of all required deductions (including deductions applicable to additional sums payable under this Section) the Administrative Agent, Lender or L/C Issuer, as the case may be, receives an amount equal to the sum it would have received had no such withholding or deduction been made.

(b)   Payment of Other Taxes by the Borrower. Without limiting the provisions of subsection (a) above, the Borrower shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable Laws.

(c)   Tax Indemnifications.

(1)   Without limiting the provisions of subsection (a) or (b) above, the Borrower shall indemnify the Administrative Agent, each Lender and each L/C Issuer, and shall make payment in respect thereof within 10 days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section) paid by the Administrative Agent, such Lender or such L/C Issuer, as the case may be, on or with respect to any payment by or on account of any obligation of any Loan Party hereunder or otherwise with respect to any Loan Document and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. The Borrower shall also, indemnify the Administrative Agent, and shall make payment in respect thereof within 10 days after demand therefor, for any amount which a Lender or the L/C Issuer for any reason fails to pay indefeasibly to the Administrative Agent as required by clause (2) of this subsection. A certificate as to the amount of any such payment or liability delivered to the Borrower by a Lender or an L/C Issuer (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender or an L/C Issuer, shall be conclusive absent manifest error.

(2)   Without limiting the provisions of subsection (a) or (b) above, each Lender and each L/C Issuer, severally and not jointly, shall indemnify the Loan Parties and the Administrative Agent, and shall make payment in respect thereof within 10 days after demand therefor, against any and all Taxes and any penalties, interest and reasonable expenses incurred by or asserted against the Loan Parties or the Administrative Agent by any Governmental Authority as a result of the failure by such Lender or such L/C Issuer, as the case may be, to deliver, or as a result of the inaccuracy, inadequacy or deficiency of, any documentation required to be delivered by such Lender or such L/C Issuer, as the case may be, to the Borrower or the Administrative Agent pursuant to subsection (e). Each Lender and each L/C Issuer hereby authorizes the Administrative Agent or any Loan Party, as the case may be, to set off and apply any and all amounts at any time owing to such Lender or such L/C Issuer, as the case may be, under this Agreement or any other Loan Document against any amount due to the Administrative Agent or such Loan Party, as the case may be, under this clause (2). The agreements in this clause (2) shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender or such L/C Issuer, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all Obligations.

(d)   Evidence of Payments. After any payment of Taxes by a Loan Party to a Governmental Authority as provided in this Section 3.01, such Loan Party shall deliver to the Administrative Agent for the benefit of the relevant Lender or applicable L/C Issuer or the Administrative Agent, as the case may be, the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by Laws to report such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(e)   Status of Lenders; Tax Documentation.

(1)   Each Lender and L/C Issuer shall deliver to the Borrower and to the Administrative Agent, when reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by applicable Laws or by the taxing authorities of any jurisdiction and such other reasonably requested information as will permit the Borrower or the Administrative Agent, as the case may be, to determine (A) whether or not payments made hereunder or under any other Loan Document are subject to withholding, (B) if applicable, the required rate of withholding or deduction, and (C) such Lender's, L/C Issuer's or Administrative Agent's entitlement to any available exemption from, or reduction of, applicable withholding in respect of all payments to be made to such Lender, L/C Issuer or Administrative Agent by a Loan Party pursuant to this Agreement or any other Loan Document, or otherwise to establish such Lender's, L/C Issuer's or Administrative Agent's status for withholding tax purposes in the applicable jurisdiction.

(2)   Without limiting the generality of the foregoing,

(i)   any Lender or L/C Issuer that is a "United States person" within the meaning of Section 7701(a)(30) of the Code shall deliver to the Borrower and the Administrative Agent (in such number of signed originals as shall be reasonably requested by the recipient) on or prior to the date on which such "United States person" became a Lender or an L/C Issuer under this Agreement (and from time to time thereafter, upon the request of the Borrower or the Administrative Agent, but only if such "United States person" is legally able to do so), Internal Revenue Service Form W-9 or such other documentation or information prescribed by applicable Laws or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent, as the case may be, to determine whether or not such Lender or L/C Issuer is subject to backup withholding or information reporting requirements; and

(ii)   each Foreign Lender and each L/C Issuer that is not a "United States person" within the meaning of Section 7701(a)(30) of the Code that is entitled under the Code or any applicable treaty to an exemption from or reduction of withholding tax with respect to payments hereunder or under any other Loan Document shall deliver to the Borrower and the Administrative Agent (in such number of signed originals as shall be requested by the recipient) on or prior to the date on which such Foreign Lender or L/C Issuer becomes a Lender or an L/C Issuer under this Agreement (and from time to time thereafter upon the request of the Borrower or the Administrative Agent, but only if such Foreign Lender or L/C Issuer is legally entitled to do so), whichever of the following is applicable:

(I)   Internal Revenue Service Form W-8BEN claiming eligibility for benefits of an income tax treaty to which the United States is a party,

(II)   Internal Revenue Service Form W-8ECI (or successor thereto),

(III)   Internal Revenue Service Form W-8IMY (or successor thereto) and all required supporting documentation,

(IV)   in the case of a Foreign Lender or L/C Issuer claiming the benefits of the exemption for portfolio interest under Section 881(c) or 871(h) of the Code, (x) a certificate to the effect that such Foreign Lender or L/C Issuer is not (A) a "bank" within the meaning of Section 881(c)(3)(A) of the Code, (B) a "10 percent shareholder" of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a "controlled foreign corporation" described in Section 881(c)(3)(C) of the Code and (y) Internal Revenue Service Form W-8BEN, or

(V)   any other form prescribed by applicable Laws or such other evidence satisfactory to the Borrower as a basis for claiming exemption from or a reduction in withholding tax together with such supplementary documentation as may be prescribed by applicable Laws to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made.

(3)   Each Lender, L/C Issuer and Administrative Agent shall promptly (A) notify the Borrower and the Administrative Agent of any change in circumstances which would modify or render invalid any previously delivered form or documentation or any claimed exemption or reduction, and (B) take such steps as shall not be materially disadvantageous to it, in the reasonable judgment of such Lender, L/C Issuer or Administrative Agent, and as may be reasonably necessary (including the re-designation of its Lending Office) to avoid any requirement of applicable Laws of any jurisdiction that the Borrower or the Administrative Agent make any withholding or deduction for taxes from amounts payable to such Lender. Each Lender, L/C Issuer or Administrative Agent that has delivered a form required herein shall, upon the reasonable request of the Borrower or the Administrative Agent, deliver to the Borrower and the Administrative Agent additional copies of such form (or successor thereto) on or before the date such form expires or becomes obsolete.

(4)   The Administrative Agent shall deliver to the Borrower, when reasonably requested by the Borrower, a properly completed and executed applicable IRS form to permit the Borrower to determine (A) whether or not payments made hereunder or under any other Loan Document are subject to U.S. federal withholding tax, (B) if applicable, the required rate of withholding or deduction of such tax, and (C) the Administrative Agent's entitlement to any available exemption from, or reduction of, U.S. federal withholding tax in respect of payments to be made to the Administrative Agent by a Loan Party pursuant to this Agreement or any other Loan Document.

(f)   Treatment of Certain Refunds. Unless required by applicable Laws, at no time shall the Administrative Agent or any Loan Party have any obligation to file for or otherwise pursue on behalf of a Lender or an L/C Issuer, or have any obligation to pay to any Lender or any L/C Issuer, any refund of Taxes or Other Taxes withheld or deducted from funds paid for the account of such Lender or such L/C Issuer, as the case may be. If the Administrative Agent, any Lender or any L/C Issuer determines, in its sole discretion, that it has received a refund (or a credit against its future tax liability in lieu of a refund) of any Taxes or Other Taxes as to which it has been indemnified by any Loan Party or with respect to which any Loan Party has paid additional amounts pursuant to this Section, it shall pay to such Loan Parties an amount equal to such refund or credit in lieu of a refund (but only to the extent of indemnity payments made, or additional amounts paid, by such Loan Parties under this Section with respect to the Taxes or Other Taxes giving rise to such refund or credit in lieu of a refund), net of all out-of-pocket expenses incurred by the Administrative Agent, such Lender or such L/C Issuer, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund or credit in lieu of a refund); *provided* that such Loan Parties, upon the request of the Administrative Agent, such Lender or such L/C Issuer, agrees to repay the amount paid over to such Loan Parties (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent, such Lender or such L/C Issuer in the event the Administrative Agent, such Lender or such L/C Issuer is required to repay such refund to such Governmental Authority and delivers to such Loan Parties evidence reasonably satisfactory to such Loan Parties of such repayment. This subsection shall not be construed to require the Administrative Agent, any Lender or any L/C Issuer to make available its tax returns (or any other information relating to its taxes that it deems confidential) to any Loan Party or any other Person.

3.02   Illegality

     . If any Lender determines that any Law has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable Lending Office to make, maintain or fund Eurodollar Rate Loans, or to determine or charge interest rates based upon the Eurodollar Rate, or any Governmental Authority has imposed material restrictions on the authority of such Lender to purchase or sell, or to take deposits of, Dollars in the London interbank market, then, on notice thereof by such Lender to the Borrower through the Administrative Agent, any obligation of such Lender to make or continue Eurodollar Rate Loans or to convert Base Rate Loans to Eurodollar Rate Loans shall be suspended until such Lender notifies the Administrative Agent and the Borrower that the circumstances giving rise to such determination no longer exist. Upon receipt of such notice, the Borrower shall, upon demand from such Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all Eurodollar Rate Loans of such Lender to Base Rate Loans, either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such Eurodollar Rate Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such Eurodollar Rate Loans. Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted.

3.03   Inability to Determine Rates

     . If the Required Lenders determine for any reason that (a) Dollar deposits are not being offered to banks in the London interbank eurodollar market, (b) adequate and reasonable means do not exist for determining the Eurodollar Rate for any requested Interest Period, or (c) the Eurodollar Rate for any requested Interest Period does not adequately and fairly reflect the cost to such Lenders of funding such Loan, the Administrative Agent will promptly so notify the Borrower and each Lender. Thereafter, the obligation of the Lenders to make or maintain Eurodollar Rate Loans shall be suspended until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice; *provided* that any Eurodollar Rate Loan outstanding prior to such notice may remain outstanding until the end of the then-applicable Interest Period with respect thereto (without giving effect to any subsequent continuation or conversion). Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of Eurodollar Rate Loans or, failing that, will be deemed to have converted such request into a request for a committed Borrowing of Base Rate Loans in the amount specified therein. Upon receipt of such notice, clause (a) of the definition of "Base Rate" shall be modified to read "(a) the Federal Funds Rate plus 1.5%" until the Administrative Agent (upon the instruction of the Required Lenders) revokes such notice.

3.04   Increased Costs; Reserves on Eurodollar Rate Loans.

(a)   Increased Costs Generally. If any Change in Law shall:

(i)   impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any reserve requirement contemplated by Section 3.04(e)) or any L/C Issuer;

(ii)   subject any Lender or any L/C Issuer to any tax of any kind whatsoever with respect to this Agreement, any Letter of Credit, any participation in a Letter of Credit or any Eurodollar Rate Loan made by it, or change the basis of taxation of payments to such Lender or such L/C Issuer in respect thereof (except for Indemnified Taxes or Other Taxes covered by Section 3.01 and the imposition of, or any change in the rate of, any Excluded Tax payable by such Lender or such L/C Issuer); or

(iii)   impose on any Lender or any L/C Issuer or the London interbank market any other condition, cost or expense affecting this Agreement or Eurodollar Rate Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurodollar Rate Loan (or of maintaining its obligation to make any such Loan), or to increase the cost to such Lender or such L/C Issuer of participating in, issuing or maintaining any Letter of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum received or receivable by such Lender or such L/C Issuer hereunder (whether of principal, interest or any other amount) then, upon request of such Lender or such L/C Issuer, the Borrower will pay to such Lender or such L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or such L/C Issuer, as the case may be, for such additional costs incurred or reduction suffered.

(b)   Capital Requirements. If any Lender or any L/C Issuer determines that any Change in Law affecting such Lender or such L/C Issuer or any Lending Office of such Lender or such Lender's or such L/C Issuer's holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender's or such L/C Issuer's capital or on the capital of such Lender's or such L/C Issuer's holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such L/C Issuer, to a level below that which such Lender or such L/C Issuer or such Lender's or such L/C Issuer's holding company could have achieved but for such Change in Law (taking into consideration such Lender's or such L/C Issuer's policies and the policies of such Lender's or such L/C Issuer's holding company with respect to capital adequacy), then from time to time the Borrower will pay to such Lender or such L/C Issuer, as the case may be, such additional amount or amounts as will compensate such Lender or such L/C Issuer or such Lender's or such L/C Issuer's holding company for any such reduction suffered.

(c)   Certificates for Reimbursement. A certificate of a Lender or an L/C Issuer setting forth the amount or amounts necessary to compensate such Lender or such L/C Issuer or its holding company, as the case may be, as specified in subsection (a) or (b) of this Section and delivered to the Borrower shall be conclusive absent manifest error. The Borrower shall pay such Lender or such L/C Issuer, as the case may be, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)   Delay in Requests. Failure or delay on the part of any Lender or any L/C Issuer to demand compensation pursuant to the foregoing provisions of this Section shall not constitute a waiver of such Lender's or such L/C Issuer's right to demand such compensation; *provided* that the Borrower shall not be required to compensate a Lender or an L/C Issuer pursuant to the foregoing provisions of this Section for any increased costs incurred or reductions suffered more than nine months prior to the date that such Lender or such L/C Issuer, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender's or such L/C Issuer's intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof).

(e)   Reserves on Eurodollar Rate Loans. The Borrower shall pay to each Lender, as long as such Lender shall be required to maintain reserves with respect to liabilities or assets consisting of or including eurodollar funds or deposits, additional interest on the unpaid principal amount of each Eurodollar Rate Loan equal to the actual costs of such reserves allocated to such Loan by such Lender (as determined by such Lender in good faith, which determination shall be conclusive), which shall be due and payable on each date on which interest is payable on such Loan; *provided* the Borrower shall have received at least 10 days' prior notice (with a copy to the Administrative Agent) of such additional interest from such Lender. If a Lender fails to give notice 10 days prior to the relevant Interest Payment Date, such additional interest shall be due and payable 10 days from receipt of such notice.

3.05   Compensation for Losses

. Upon demand of any Lender (with a copy to the Administrative Agent) from time to time, the Borrower shall promptly compensate such Lender for and hold such Lender harmless from any loss, cost or expense incurred by it as a result of:

(a)   any continuation, conversion, payment or prepayment of any Loan other than a Base Rate Loan on a day other than the last day of the Interest Period for such Loan (whether voluntary, mandatory, automatic, by reason of acceleration, or otherwise);

(b)   any failure by the Borrower (for a reason other than the failure of such Lender to make a Loan) to prepay, borrow, continue or convert any Loan other than a Base Rate Loan on the date or in the amount notified by the Borrower; or

(c)   any assignment of a Eurodollar Rate Loan on a day other than the last day of the Interest Period therefor as a result of a request by the Borrower pursuant to Section 10.13;

including any loss of anticipated profits and any loss or expense arising from the liquidation or reemployment of funds obtained by it to maintain such Loan or from fees payable to terminate the deposits from which such funds were obtained. The Borrower shall also pay any customary administrative fees charged by such Lender in connection with the foregoing.

For purposes of calculating amounts payable by the Borrower to the Lenders under this Section 3.05, each Lender shall be deemed to have funded each Eurodollar Rate Loan made by it at the Eurodollar Rate for such Loan by a matching deposit or other borrowing in the London interbank eurodollar market for a comparable amount and for a comparable period, whether or not such Eurodollar Rate Loan was in fact so funded.

3.06   Mitigation Obligations; Replacement of Lenders.

(a)   Designation of a Different Lending Office. If any Lender requests compensation under Section 3.04, or a Loan Party is required to pay any additional amount to any Lender, any L/C Issuer, or any Governmental Authority for the account of any Lender or any L/C Issuer pursuant to Section 3.01, or if any Lender gives a notice pursuant to Section 3.02, then such Lender or such L/C Issuer shall, as applicable, use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the judgment of such Lender or such L/C Issuer, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 3.01 or 3.04, as the case may be, in the future, or eliminate the need for the notice pursuant to Section 3.02, as applicable, and (ii) in each case, would not subject such Lender or such L/C Issuer, as the case may be, to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender or such L/C Issuer, as the case may be.

(b)   Replacement of Lenders. If any Lender requests compensation under Section 3.04, or if a Loan Party is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, the Borrower may replace such Lender in accordance with Section 10.13.

3.07   Survival

. All of the Loan Parties' obligations under this Article III shall survive termination of the Aggregate Commitments, repayment of all other Obligations hereunder, and resignation of the Administrative Agent.

ARTICLE IV

CONDITIONS PRECEDENT TO CREDIT EXTENSIONS

4.01   Conditions of Initial Credit Extension

. The obligation of each L/C Issuer and each Lender to make its initial Credit Extension hereunder is subject to satisfaction of the following conditions precedent:

(a)   The Administrative Agent's receipt of the following, each of which shall be originals or telecopies (followed promptly by originals) unless otherwise specified, each properly executed by a Responsible Officer of the signing Loan Party, each dated the Closing Date (or, in the case of certificates of governmental officials, a recent date before the Closing Date) and each in form and substance reasonably satisfactory to the Administrative Agent and each of the Arrangers:

(i)   (x) executed counterparts of this Agreement and the Guaranty dated the Closing Date and (y) executed counterpart of the Joinder (as defined in the Guaranty), the Security Agreement, the Perfection Certificate and the Receivables Intercreditor Agreement dated the Closing Date; in each case sufficient in number for distribution to the Administrative Agent, each Lender and the Borrower;

(ii)   a Note executed by the Borrower in favor of each Lender requesting a Note;

(iii)   the following personal property collateral requirements:

(A)   all certificates, agreements or instruments representing or evidencing the Securities Collateral (as defined in the Security Agreement) accompanied by instruments of transfer and stock powers undated and endorsed in blank;

(B)   all other certificates, agreements, including Control Agreements (as defined in the Security Agreement), pledge agreements or similar agreements satisfactory to the Administrative Agent with respect to the jurisdictions set forth on Schedule 4.01(a)(iii)(B) and instruments necessary to perfect the Administrative Agent's security interest in all Chattel Paper, all Instruments and all Investment Property of each Loan Party (as each such term is defined in the Security Agreement and to the extent required by the Security Agreement);

(C)   UCC financing statements in appropriate form for filing under the UCC, filings with the United States Patent and Trademark Office and United States Copyright Office and such other documents under applicable requirements of Law in each jurisdiction as may be necessary or appropriate or, in the opinion of the Administrative Agent, desirable to perfect the Liens created, or purported to be created, by the Collateral Documents; and

(D)   UCC, United States Patent and Trademark Office and United States Copyright Office, tax and judgment lien searches, bankruptcy and pending lawsuit searches or equivalent reports or searches, each of a recent date listing all effective financing statements, lien notices or comparable documents that name any Loan Party as debtor and that are filed in those state and county jurisdictions in which any Loan Party is organized or maintains its principal place of business and such other searches that are required by the Perfection Certificate or that the Administrative Agent deems necessary or appropriate, none of which encumber the Collateral covered or intended to be covered by the Collateral Documents (other than Liens permitted by Section 7.01);

(iv)   evidence acceptable to the Administrative Agent of payment or arrangements for payment by the Loan Parties of all applicable recording taxes, fees, charges, costs and expenses required for the recording of the Collateral Documents;

(v)   certificate of the secretary or assistant secretary of each Loan Party, dated the Closing Date, certifying (A) that attached thereto is a true and complete copy of each current Organization Document of such Loan Party certified (to the extent applicable) as of a recent date by the Secretary of State of the state of its organization, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the board of directors of such Loan Party authorizing the execution, delivery and performance of the Loan Documents to which such person is a party and, in the case of the Borrower, the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect and (C) as to the incumbency and specimen signature of each officer executing any Loan Document or any other document delivered in connection herewith on behalf of such Loan Party (together with a certificate of another officer as to the incumbency and specimen signature of the secretary or assistant secretary executing the certificate in this clause (v));

(vi) a certificate as to the good standing or equivalent of each Loan Party (in so-called "long-form" if available) (except where the Loan Party's jurisdiction of organization does not recognize good standing or equivalent status) as of a recent date, from such Secretary of State (or other applicable Governmental Authority);

(vii) a favorable opinion of (A) Squire, Sanders & Dempsey L.L.P., counsel to the Loan Parties, addressed to the Administrative Agent and each Lender, as to the matters set forth in Exhibit H-1 with such changes thereto, and with respect to such other matters concerning the Loan Parties and the Loan Documents, as the Arrangers may reasonably request and (B) in-house counsel to each Loan Party, addressed to the Administrative Agent and each Lender, as to the matters set forth in Exhibit H-2 with such changes thereto, and with respect to such other matters concerning the Loan Parties and the Loan Documents, as the Arrangers may reasonably request;

(viii) a favorable opinion of each local counsel listed on Schedule 4.01(a)(viii), in each case, addressed to the Administrative Agent and each Lender, as to the matters set forth in Exhibit H-3 with such changes thereto, and with respect to such other matters concerning the Loan Parties and the Loan Documents, as the Arrangers may reasonably request;

(ix) a certificate signed by a Responsible Officer of the Borrower certifying (A) that the conditions specified in Sections 4.01(e) and (f) and 4.02(a) and (b) have been satisfied; and (B) a calculation of the Consolidated Leverage Ratio as of the last day of the fiscal quarter of the Borrower ended December 31, 2009;

(x) a business plan and budget of the Borrower and its Subsidiaries on a consolidated basis, including forecasts prepared by management of the Borrower, of consolidated balance sheets and statements of income or operations and cash flows of the Borrower and its Subsidiaries on a quarterly basis for the first year following the Closing Date;

(xi) evidence that all insurance required to be maintained pursuant to the Loan Documents has been obtained and is in effect, together with the certificates of insurance in form and substance satisfactory to the Administrative Agent, naming the Administrative Agent, on behalf of the Lenders, as an additional insured or loss payee and mortgagee, as the case may be, under all insurance policies maintained with respect to the assets and properties of the Loan Parties that constitutes Collateral;

(xii) "Pay-off" letters in form and substance reasonably satisfactory to the Administrative Agent with respect to the Existing Borrower Credit Agreement having been, or concurrently with the Closing Date being, terminated and all Liens securing obligations under the Existing Borrower Credit Agreement have been, or concurrently with the Closing Date are being, released; and

(xiii) such other assurances, certificates, documents, consents or opinions as the Administrative Agent, any L/C Issuer or any Arranger reasonably may require.

(b)   (i) All fees required to be paid to the Administrative Agent and the Arrangers on or before the Closing Date shall have been paid and (ii) all fees required to be paid to the Lenders on or before the Closing Date shall have been paid.

(c)   The Borrower shall have paid all reasonable fees, charges and disbursements of counsel to the Administrative Agent (directly to such counsel if requested by the Administrative Agent) to the extent invoiced prior to or on the Closing Date, plus such additional amounts of such fees, charges and disbursements as shall constitute its reasonable estimate of such fees, charges and disbursements incurred or to be incurred by it through the closing proceedings (*provided* that such estimate shall not thereafter preclude a final settling of accounts between the Borrower and the Administrative Agent).

(d)   The Closing Date shall have occurred on or before May 31, 2010.

(e)   After giving effect to the Transaction, the Borrower and its Subsidiaries shall have outstanding no Indebtedness or preferred stock other than (i) the Loans and other Credit Extensions, (ii) the Senior Notes, (iii) any Permitted Receivables Facility and (iv) other Indebtedness listed on Schedule 7.02.

(f)   No Material Adverse Effect shall have occurred since September 30, 2009 and be continuing.

(g)   The Existing Trade Receivables Facility shall have been amended and restated, and be effective.

Notwithstanding the foregoing, but without limiting the Arrangers' discretion in respect to certain items described above, the items identified on Schedule 6.21 may be delivered after the Closing Date pursuant to Section 6.21 and Schedule 6.21.

Without limiting the generality of the provisions of the last paragraph of Section 9.03, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender that has signed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender unless the Administrative Agent shall have received notice from such Lender prior to the proposed Closing Date specifying its objection thereto.

4.02   Conditions to All Credit Extensions

. The obligation of each Lender to honor any Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Loans to the other Type, or a continuation of Eurodollar Rate Loans), including on the Closing Date, is subject to the following conditions precedent:

(a)   The representations and warranties of the Borrower and each other Loan Party contained in Article V or any other Loan Document, or which are contained in any document furnished at any time under or in connection herewith or therewith, shall be true and correct on and as of the date of such Credit Extension, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (except that any representation and warranty that is qualified as to "materiality" or "Material Adverse Effect" shall be true and correct in all respects) as of such earlier date, and except that for purposes of this Section 4.02, the representations and warranties contained in Sections

5.05(a) and (b) shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b), respectively.

(b)   No Default shall exist, or would result from such proposed Credit Extension or from the application of the proceeds thereof.

(c)   The Administrative Agent and, if applicable, an L/C Issuer shall have received a Request for Credit Extension in accordance with the requirements hereof.

Each Request for Credit Extension (other than a Committed Loan Notice requesting only a conversion of Loans to the other Type or a continuation of Eurodollar Rate Loans) submitted by the Borrower shall be deemed to be a representation and warranty that the conditions specified in Sections 4.02(a) and (b) have been satisfied on and as of the date of the applicable Credit Extension.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

The Borrower represents and warrants to the Administrative Agent and the Lenders that:

5.01   Existence, Qualification and Power

. Each Loan Party and each of its Material Subsidiaries (a) is duly organized or formed, legally and validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business and (ii) execute, deliver and perform its obligations under the Loan Documents and consummate the Transaction, and (c) is duly qualified and is licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license; except in each case referred to in clause (b)(i) or (c), to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect.

5.02   Authorization; No Contravention

. As of the Closing Date, the execution, delivery and performance by the Borrower of this Agreement has been duly authorized by all necessary corporate or other organizational action, and do not and will not (a) contravene the terms of any of the Borrower's Organization Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any Contractual Obligation under a material contract to which the Borrower is a party or affecting the Borrower or the properties of the Borrower or any of its Subsidiaries or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which the Borrower or its property is subject; or (c) violate any Law. As of the Closing Date, the execution, delivery and performance by each Loan Party of each Loan Document has been duly authorized by all necessary corporate or other organizational action, and do not and will not (a) contravene the terms of any of such Person's Organization Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, or require any payment to be made under (i) any Contractual Obligation under a material contract to which such Person is a party or affecting such Person or the properties of such Person or any of its Subsidiaries or (ii) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject; or (c) violate any Law.

5.03   Governmental Authorization; Other Consents

. On and after the Closing Date, except as already obtained, no approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person will be necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, or for the consummation of the Credit Transaction, (b) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents, (c) except as required by Sections 4.01, 6.12 and 6.15, the perfection or maintenance of the Liens created under the Collateral Documents (including the first priority nature thereof) or (d) the exercise by the Administrative Agent or any Lender of its rights under the Loan Documents or the remedies in respect of the Collateral pursuant to the Collateral Documents, except that certain filings with the Federal Communications Commission (the "FCC") may be required in connection with the grant of a security interest in FCC licenses and the exercise of remedies thereunder. As of the Closing Date, all applicable waiting periods in connection with the Credit Transaction have expired without any action having been taken by any Governmental Authority restraining, preventing or imposing materially adverse conditions upon the Credit Transaction or the rights of the Loan Parties or their Subsidiaries freely to transfer or otherwise dispose of, or to create any Lien on, any properties now owned or hereafter acquired by any of them.

5.04   Binding Effect

. This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is party thereto. This Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of affecting creditors' rights generally and subject to general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

5.05   Financial Statements; No Material Adverse Effect.

(a)   The Audited Financial Statements of the Borrower (i) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; (ii) fairly present the financial condition of the Borrower and its Subsidiaries, as of the date thereof and their results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; and (iii) show all material indebtedness and other liabilities, direct or contingent, of the Borrower and its Subsidiaries as of the date thereof, including liabilities for taxes, material commitments and Indebtedness.

(b)   The unaudited consolidated and consolidating balance sheets of the Borrower and its Subsidiaries dated December 31, 2009, and the related consolidated and consolidating statements of income or operations, shareholders' equity and cash flows for the fiscal quarter ended on that date (x) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein, and (y) fairly present the financial condition of the Borrower and its Subsidiaries as of the date thereof and their results of operations for the period covered thereby, subject, in the case of clauses (x) and (y), to the absence of footnotes and to normal year-end audit adjustments.

(c)   Since September 30, 2009, there has been no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect.

(d)   The consolidated and consolidating forecasted balance sheets, statements of income and cash flows of the Borrower and its Subsidiaries delivered pursuant to Section 4.01 were prepared in good faith and on the basis of the assumptions stated therein, which assumptions were fair in light of the conditions existing at the time of delivery of such forecasts, and represented, at the time of delivery, the Borrower's best estimate of its future financial condition and performance.

5.06   Litigation

. Except as set forth on Schedule 5.06, there are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Borrower, threatened or contemplated, at law, in equity, in arbitration or before any Governmental Authority, by or against the Borrower or any of its Subsidiaries or against any of their properties or revenues that (a) purport to affect or pertain to this Agreement, any other Loan Document or the consummation of the Transaction, or (b) either individually or in the aggregate, if determined adversely, would reasonably be expected to have a Material Adverse Effect.

5.07   No Default

. Neither any Loan Party nor any Subsidiary thereof is in default under or with respect to, or a party to, any Contractual Obligation that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

5.08   Ownership of Property; Liens; Investments.

(a)   Each Loan Party and each of its Subsidiaries has good and marketable title in fee simple to, or valid leasehold interests in, all real property necessary or used in the ordinary conduct of its business, except for such defects in title as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)   The property of each Loan Party and each of its Subsidiaries is subject to no Liens, Liens securing Indebtedness or other obligations less than $1,000,000 individually and Liens set forth on Schedule 5.08(b), and as otherwise permitted by Section 7.01.

(c)   Schedule 5.08(c) sets forth a complete and accurate list of all Investments in excess of $5,000,000 held by any Loan Party on the Closing Date (or to be consummated within fifteen days after the Closing Date), showing as of the Closing Date the amount, obligor or issuer and maturity, if any, thereof.

5.09   Environmental Matters.

(a)   Except as set forth on Schedule 5.09 or except as, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect:

(i)   The Borrower and its Subsidiaries and their businesses, operations, facilities and property are in compliance with, and the Borrower and its Subsidiaries have no liability under, any Environmental Laws;

(ii)   The Borrower and its Subsidiaries have obtained all Environmental Permits required for the conduct of their businesses and operations, and the ownership, operation and use of their facilities and property, under Environmental Laws, and all such Environmental Permits are valid and in good standing;

(iii)   (A) There has been no Release or, to the knowledge of the Borrower, threatened Release of Hazardous Materials on, at, under or from any property or facility presently owned, leased or operated by the Borrower and its Subsidiaries during the period of time when such property or facility was owned, leased or operated by the Borrower and its Subsidiaries, that could reasonably be expected to result in liability of the Borrower or any Subsidiary under or noncompliance by the Borrower or any Subsidiary with any Environmental Law and (B) to the knowledge of the Borrower's vice president for environmental health and safety (or equivalent successor officer otherwise named who is responsible for oversight of environmental matters) and of the Borrower's employees who report directly to such vice president, there has been no Release or threatened Release of Hazardous Materials on, at, under or from any property or facility owned, leased or operated by the Borrower and its Subsidiaries during the period of time before such property or facility was owned, leased or operated by the Borrower and its Subsidiaries, that could reasonably be expected to result in liability of the Borrower or any Subsidiary under or noncompliance by the Borrower or any Subsidiary with any Environmental Law;

(iv)   There is no claim, notice, suit, action, complaint, demand or proceeding pending or, to the knowledge of the Borrower and its Subsidiaries threatened, against the Borrower or its Subsidiaries alleging actual or potential liability under or violation of any Environmental Law (an "Environmental Claim"), and, to the knowledge of the Borrower, there are no actions, activities, occurrences, conditions, or incidents that could reasonably be expected to form the basis of such an Environmental Claim; and

(v)   Neither the Borrower nor any of its Subsidiaries is currently obligated to perform any action or otherwise incur any expense under any Environmental Law pursuant to any Environmental Permit, order, decree, judgment or agreement by which it is bound or has assumed by contract or agreement, and none of them is conducting or financing, in whole or in part, any investigation, response or other corrective action pursuant to any Environmental Law at any facility or location.

(b)   Except as set forth in Schedule 5.09, no Lien has been recorded or, to the knowledge of the Borrower and its Subsidiaries threatened, under any Environmental Law with respect to any real property or other assets currently owned by the Borrower or any of its Material Subsidiaries.

5.10   Insurance

. The properties of the Borrower and its Material Subsidiaries are insured with (i) financially sound and reputable insurance companies and (ii) insurance companies that are not Affiliates of the Borrower (other than Ashmont Insurance Company, Inc., which is an Affiliate of the Borrower, the Subsidiaries of Ashmont Insurance Company, Inc. and their respective successors and assigns), in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Borrower or the applicable Material Subsidiary operates.

5.11   Taxes

. The Borrower and its Subsidiaries have filed all Federal, state and other tax returns and reports required to be filed, and have paid all Federal, state and other taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income or assets otherwise due and payable, except those which are being contested in good faith by appropriate proceedings diligently conducted, which suspend enforcement or collection of the claim in question and for which adequate reserves have been provided in accordance with GAAP, except, where the failure to do so would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. There are no proposed tax assessments against the Borrower or any Subsidiary that would, if made, individually or in the aggregate, have a Material Adverse Effect. Except as set forth on Schedule 5.11, neither any Loan Party nor any Domestic Subsidiary thereof is party to any tax sharing agreement.

5.12   ERISA Compliance.

(a)   Each Plan is in compliance in all material respects with the applicable provisions of ERISA, the Code and other Federal or state Laws. Each Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter from the IRS or an application for such a letter is currently being processed by or will be timely filed according to the applicable determination letter cycle with the IRS with respect thereto and, to the best knowledge of the Borrower, nothing has occurred which would prevent, or cause the loss of, such qualification.

(b)   There are no pending or, to the best knowledge of the Borrower, threatened claims, actions or lawsuits, or action by any Governmental Authority, with respect to any Plan that would reasonably be expected to have a Material Adverse Effect. There has been no prohibited transaction or violation of the fiduciary responsibility rules with respect to any Plan that has resulted or would reasonably be expected to result in a Material Adverse Effect.

(c)   (i) No ERISA Event has occurred or is reasonably expected to occur; (ii) no Pension Plan has been determined to be, or is expected to be, in "at risk" status (within the meaning of Section 430 of the Code), whose accumulated benefit obligation as determined under Financial Accounting Standard 87 is greater than or equal to $30,000,000; (iii) neither the Borrower nor any ERISA Affiliate has incurred, or reasonably expects to incur, any liability (and no event has occurred which, with the giving of notice under Section 4219 of ERISA, would result in such liability) under Section 4201 or 4243 of ERISA with respect to a Multiemployer Plan; and (iv) neither the Borrower nor any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA.

(d)   Except where the failure to do so, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, with respect to each scheme or arrangement mandated by a government other than the United States (a "Foreign Government Scheme or Arrangement") and with respect to each employee benefit plan maintained or contributed to by any Loan Party or any Subsidiary of any Loan Party that is not subject to United States law (a "Foreign Plan"):

(i)   any employer and employee contributions required by law or by the terms of any Foreign Government Scheme or Arrangement or any Foreign Plan have been made, or, if applicable, accrued, in accordance with normal accounting practices;

(ii)   the fair market value of the assets of each funded Foreign Plan, the liability of each insurer for any Foreign Plan funded through insurance or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the Closing Date, with respect to all current and former participants in such Foreign Plan according to the actuarial assumptions and valuations most recently used to account for such obligations in accordance with applicable generally accepted accounting principles; and

(iii)   each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

5.13   Subsidiaries; Equity Interests; Loan Parties

. No Loan Party has any Subsidiaries other than those specifically disclosed in Schedule 1(a) of the Perfection Certificate and all of the outstanding Equity Interests in such Subsidiaries that are Pledged Collateral have been validly issued, are fully paid and non-assessable and are owned by a Loan Party in the amounts specified on Schedules 9(a) and 9(b) to the Perfection Certificate free and clear of all Liens except those created under the Collateral Documents. No Loan Party has any equity investments in any other corporation or entity other than those specifically disclosed in Schedules 9(a) or 9(b) to the Perfection Certificate. All of the outstanding Equity Interests in the Borrower have been validly issued, are fully paid and non-assessable. On and after the Closing Date as and when required by Section 6.12, all Subsidiaries (other than CFCs, Immaterial Subsidiaries, Regulated Subsidiaries and Special Purpose Finance Subsidiaries) are Loan Parties. Set forth on Schedules 1 or 2 to the Perfection Certificate is a complete and accurate list of all Loan Parties, showing as of the Closing Date (as to each Loan Party) the jurisdiction of its organization, the address of its principal place of business and its U.S. taxpayer identification number or, in the case of any Loan Party that is not organized under the laws of one of the states of the United States of America that does not have a U.S. taxpayer identification number, its unique identification number issued to it by the jurisdiction of its incorporation. The copy of the charter of each Loan Party and each amendment thereto provided pursuant to Section 4.01(a)(v) is a true and correct copy of each such document, each of which is valid and in full force and effect.

5.14   Margin Regulations; Investment Company Act.

(a)   The Borrower is not engaged and will not engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the FRB), or extending credit for the purpose of purchasing or carrying margin stock.

(b)   None of the Borrower, any Person Controlling the Borrower, or any Subsidiary is or is required to be registered as an "investment company" under the Investment Company Act of 1940.

5.15   Disclosure

. The Borrower has disclosed to the Administrative Agent and the Lenders all corporate or other restrictions to which it or any of its Subsidiaries is subject, and all other matters known to it, that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect. No report, financial statement, certificate or other information furnished (whether in writing or orally) by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with the transactions contemplated hereby and the negotiation of this Agreement or delivered hereunder or under any other Loan Document (in each case as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; *provided* that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time.

5.16   Compliance with Laws

. Except as disclosed in Schedule 5.09, each Loan Party and each Subsidiary thereof is in compliance in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

5.17   Intellectual Property; Licenses, Etc

. Each Loan Party and each of its Subsidiaries own, or possess the right to use, all of the trademarks, service marks, trade names, copyrights, patents, patent rights, franchises, licenses and other intellectual property rights (collectively, "IP Rights") that are reasonably necessary for the operation of their respective businesses, without conflict with the rights of any other Person, except where the failure to own or possess the right to use such IP Rights would not reasonably be expected to have a Material Adverse Effect. To the best knowledge of the Borrower, no slogan or other advertising device, product, process, method, substance, part or other material now employed, or now contemplated to be employed, by any Loan Party or any of its Subsidiaries infringes upon any rights held by any other Person except where such infringements, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. No claim or litigation regarding any of the foregoing is pending or, to the best knowledge of the Borrower, threatened, which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

5.18   Solvency

. After giving effect to the Transactions, the Borrower is, individually and together with its Subsidiaries on a consolidated basis, Solvent.

5.19   Casualty, Etc

. Neither the businesses nor the properties of any Loan Party or any of its Subsidiaries are affected by any fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or of the public enemy or other casualty (whether or not covered by insurance) that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

5.20   Labor Matters

. As of the Closing Date, except as set forth on Schedule 5.20, there are no collective bargaining agreements or Multiemployer Plans covering the employees of the Borrower or any of its Subsidiaries as of the Closing Date and neither the Borrower nor any Subsidiary has suffered any strikes, walkouts, work stoppages or other material labor difficulty within the last five years. The hours worked by and payments made to employees of the Borrower or any of its Subsidiaries have not been in violation in any material respect of the Fair Labor Standards Act or any other applicable federal, state, local or foreign law dealing with such matters where such violation, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

5.21   Collateral Documents

. On and after the Closing Date:

(a)   The Security Agreement is effective to create in favor of the Administrative Agent for the benefit of the Secured Parties, legal, valid and enforceable Liens on, and security interests in, the Pledged Collateral and, when (i) financing statements and other filings in appropriate form are filed in the offices specified on Schedule 5 to the Perfection Certificate and (ii) upon the taking of possession or control by the Administrative Agent of the Pledged Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Administrative Agent to the extent possession or control by the Administrative Agent is required by the Security Agreement), the Liens created by the Security Agreement shall constitute fully perfected Liens on, and security interests in, all right, title and interest of the grantors in the Pledged Collateral (other than such Pledged Collateral in which a security interest cannot be perfected under the UCC as in effect at the relevant time in the relevant jurisdiction or is not required to be perfected pursuant to this Agreement or any other Loan Document), in each case subject to no Liens other than Liens permitted under the Loan Documents.

(b) When the Security Agreement or a short form thereof is filed in the United States Patent and Trademark Office and the United States Copyright Office, the Liens created by such Security Agreement shall constitute fully perfected Liens on, and security interests in, all right, title and interest of the grantors thereunder in Patents (as defined in the Security Agreement) registered or applied for with the United States Patent and Trademark Office or Copyrights (as defined in such Security Agreement) registered or applied for with the United States Copyright Office, as the case may be, in each case subject to no Liens other than Liens permitted under the Loan Documents.

(c) Each Collateral Document delivered pursuant to Sections 6.12 and 6.15 will, upon execution and delivery thereof, be effective to create in favor of the Administrative Agent, for the benefit of the Secured Parties, legal, valid and enforceable Liens on, and security interests in, all of the Loan Parties' right, title and interest in and to the Collateral thereunder, and (i) when all appropriate filings or recordings are made in the appropriate offices as may be required under applicable law and (ii) upon the taking of possession or control by the Administrative Agent of such Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Administrative Agent to the extent required by any Collateral Document or is not required to be perfected pursuant to this Agreement or any other Loan Document), such Collateral Document will constitute fully perfected Liens on, and security interests in, all right, title and interest of the Loan Parties in such Collateral, in each case subject to no Liens other than the Liens permitted under the Loan Documents, as the foregoing is warranted in, as applicable, paragraph (a), (b) or (c) of this Section 5.21.

5.22   Reportable Transactions

. Neither the Borrower nor any of its Subsidiaries expects to identify one or more of the Loans under this Agreement as a "reportable transaction" on IRS Form 8886 filed with the U.S. tax returns for purposes of Section 6011, 6111 or 6112 of the Code or the Treasury Regulations promulgated thereunder.

ARTICLE VI

AFFIRMATIVE COVENANTS

From and after the Closing Date, so long as any Lender shall have any Commitment hereunder, any Loan or other Obligation hereunder shall remain unpaid or unsatisfied, or any Letter of Credit shall remain outstanding, the Borrower shall, and shall (except in the case of the covenants set forth in Sections 6.01, 6.02, 6.03 and 6.11) cause each Subsidiary (other than Unrestricted Subsidiaries) to:

6.01   Financial Statements

. Deliver to the Administrative Agent and each Lender, in form and detail reasonably satisfactory to the Administrative Agent:

(a) promptly when available, but in any event within 90 days after the end of each fiscal year of the Borrower, a consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated and consolidating statements of income or operations, changes in shareholders' equity, and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP, such consolidated statements to be audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing reasonably acceptable to the Required Lenders, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any "going concern" or like qualification or exception or any qualification or exception as to the scope of such audit, and such consolidating statements to be certified by the chief executive officer, chief financial officer, treasurer or controller of the Borrower to the effect that such statements are fairly stated in all material respects when considered in relation to the consolidated financial statements of the Borrower and its Subsidiaries; and

(b)   promptly when available, but in any event within 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Borrower (commencing with the fiscal quarter ending March 31, 2010), a consolidated and consolidating balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal quarter, and the related consolidated and consolidating statements of income or operations, changes in shareholders' equity, and cash flows for such fiscal quarter and for the portion of the Borrower's fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, such consolidated statements to be certified by the chief executive officer, chief financial officer, treasurer or controller of the Borrower as fairly presenting the financial condition, results of operations, shareholders' equity and cash flows of the Borrower and its Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes and such consolidating statements to be certified by the chief executive officer, chief financial officer, treasurer or controller of the Borrower to the effect that such statements are fairly stated in all material respects when considered in relation to the consolidated financial statements of the Borrower and its Subsidiaries.

As to any information contained in materials furnished pursuant to Section 6.02(d), the Borrower shall not be separately required to furnish such information under Section 6.01(a) or (b) above, but the foregoing shall not be in derogation of the obligation of the Borrower to furnish the information and materials described in Sections 6.01(a) and (b) above at the times specified therein.

6.02   Certificates; Other Information

. Deliver to the Administrative Agent and each Lender, in form and detail reasonably satisfactory to the Administrative Agent:

(a)   concurrently with the delivery of the financial statements referred to in Section 6.01(a), to the extent obtainable with commercially reasonable efforts, a certificate of its independent certified public accountants certifying such financial statements and stating that in making the examination necessary therefor no knowledge was obtained of any Default under the financial covenants set forth herein or, if any such Default shall exist, stating the nature and status of such event;

(b)   concurrently with the delivery of the financial statements referred to in Sections 6.01(a) and (b), a duly completed Compliance Certificate signed by the chief executive officer, chief financial officer, treasurer or controller of the Borrower;

(c)   promptly after any request by the Administrative Agent or any Lender, copies of any detailed audit reports, management letters or recommendations submitted to the board of directors (or the audit committee of the board of directors) of any Loan Party by independent accountants in connection with the accounts or books of any Loan Party or any of its Subsidiaries, or any audit of any of them;

(d)   promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent to the stockholders of the Borrower, and copies of all annual, regular, periodic and special reports and registration statements which the Borrower may file or be required to file with the SEC under Section 13 or 15 (d) of the Securities Exchange Act of 1934, or with any national securities exchange, and in any case not otherwise required to be delivered to the Administrative Agent pursuant hereto;

(e)   promptly after the furnishing thereof, copies of any statement or report furnished to any holder of debt securities of any Loan Party or of any of its Subsidiaries pursuant to the terms of any indenture, loan or credit or similar agreement and not otherwise required to be furnished to the Lenders pursuant to Section 6.01 or any other clause of this Section 6.02;

(f)   promptly, but in any event within 30 days after the end of each fiscal year of the Borrower, a report summarizing the material insurance coverage with respect to property and/or risks located in the United States (specifying type, amount and carrier) in effect for each Loan Party and its Material Subsidiaries and containing such additional information as the Administrative Agent, or any Lender through the Administrative Agent, may reasonably specify;

(g)   promptly, and in any event within five Business Days after receipt thereof by any Loan Party or any Subsidiary thereof, copies of each notice or other correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of any Loan Party or any Subsidiary thereof, to the extent permitted by Law;

(h)   not later than five Business Days after receipt thereof by any Loan Party or any Subsidiary thereof, copies of all material notices, requests and other documents (including amendments, waivers and other modifications) so received under or pursuant to any instrument, indenture, loan or credit or similar agreement evidencing or governing Indebtedness that exceeds the Threshold Amount and, from time to time upon request by the Administrative Agent, such information and reports regarding such instruments, indentures and loan and credit and similar agreements as the Administrative Agent may reasonably request;

(i)   promptly after the assertion or occurrence thereof, notice of any action or proceeding pursuant to any Environmental Law against or of any claimed noncompliance by any Loan Party or any of its Subsidiaries with any Environmental Law or Environmental Permit that would reasonably be expected to have a Material Adverse Effect;

(j)   concurrently with the delivery of financial statements pursuant to Section 6.01(a), deliver to the Administrative Agent a Perfection Certificate Supplement (or a certificate confirming that there has been no change in information since the date of the Perfection Certificate or latest Perfection Certificate Supplement) and a certificate of a Responsible Officer and the chief legal officer of the Borrower certifying that all UCC financing statements (including fixture filings, as applicable) or other appropriate filings, recordings or registrations, including all refilings, rerecordings and reregistrations, containing a description of the Collateral have been filed of record in each governmental, municipal or other appropriate office in each jurisdiction necessary to protect and perfect the security interests and Liens under the Collateral Documents for a period of not less than 18 months after the date of such certificate (except as noted therein with respect to any continuation statements to be filed within such period and except to the extent that perfection is not then required pursuant to any provision of this Agreement or any other Loan Document);

(k)　　　promptly, such additional information regarding the business, financial, legal or corporate affairs of any Loan Party or any Subsidiary thereof, or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender may from time to time reasonably request;

(l)　　　(A) Upon request by the Administrative Agent, copies of: (i) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by the Borrower, any Subsidiary or any ERISA Affiliate with the Internal Revenue Service with respect to each Pension Plan; (ii) the most recent actuarial valuation report for each Pension Plan; (iii) all notices received by the Borrower, any Subsidiary or any ERISA Affiliate from a Multiemployer Plan sponsor or any governmental agency concerning an ERISA Event; and (iv) such other documents or governmental reports or filings relating to any Plan as the Administrative Agent shall reasonably request; and (B) promptly following any request therefor, copies of (i) any documents described in Section 101(k) of ERISA that the Borrower, any Subsidiary or any ERISA Affiliate may request with respect to any Multiemployer Plan and (ii) any notices described in Section 101(l) of ERISA that the Borrower, any Subsidiary or any ERISA Affiliate may request with respect to any Multiemployer Plan; *provided* that if such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan have not been requested, the applicable entity shall promptly make a request for such documents or notices from such administrator or sponsor and shall provide copies of such documents and notices promptly after receipt thereof; and

(m)　　　Within 60 days after the beginning of each fiscal year, a budget for the Borrower in form reasonably satisfactory to the Administrative Agent, but to include balance sheets, statements of income and sources and uses of cash, for (i) each fiscal quarter of such fiscal year prepared in reasonable detail and (ii) each of the two fiscal years immediately following such fiscal year, prepared in summary form, in each case, with appropriate presentation and discussion of the principal assumptions upon which such budgets are based, accompanied by the statement of the chief executive officer, chief financial officer, treasurer or controller of the Borrower to the effect that, to the good faith belief of such officer, the budget is a reasonable estimate for the periods covered thereby and, promptly when available, any significant revisions of such budget. Notwithstanding anything to the contrary in this Section 6.02(m), after the Borrower achieves an Investment Grade Rating, the obligation to provide the documents described in this Section 6.02(m) shall be suspended until, if ever, the Loan Parties thereafter are required to provide Collateral pursuant to Section 10.19(b).

Documents required to be delivered pursuant to Section 6.01(a) or (b) or Section 6.02(d) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower's website on the Internet at the website address listed on Schedule 10.02; or (ii) on which such documents are posted on the Borrower's behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); *provided* that: (i) the Borrower shall deliver paper copies of such documents to the Administrative Agent or any Lender that requests the Borrower to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (ii) the Borrower shall notify the Administrative Agent and each Lender (by telecopier or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything contained herein, in every instance the Borrower shall be required to provide paper copies of the Compliance Certificates required by Section 6.02(b) to the Administrative Agent. Except for such Compliance Certificates, the Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Arrangers will make available to the Lenders and the L/C Issuers materials and/or information provided by or on behalf of the Borrower hereunder (collectively, "Borrower Materials") by posting the Borrower Materials on IntraLinks or another similar electronic system (the "Platform") and (b) certain of the Lenders (each, a "Public Lender") may have personnel who do not wish to receive material non-public information with respect to the Borrower or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons' securities. The Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked "PUBLIC" which, at a minimum, shall mean that the word "PUBLIC" shall appear prominently on the first page thereof; (x) by marking Borrower Materials "PUBLIC," the Borrower shall be deemed to have authorized the Administrative Agent, the Arrangers, the L/C Issuers and the Lenders to treat such Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to the Borrower or its securities for purposes of United States Federal and state securities laws (*provided*, *however*, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 10.07); (y) all Borrower Materials marked "PUBLIC" are permitted to be made available through a portion of the Platform designated "Public Side Information;" and (z) the Administrative Agent and the Arrangers shall be entitled to treat any Borrower Materials that are not marked "PUBLIC" as being suitable only for posting on a portion of the Platform not designated "Public Side Information."

6.03   Notices

. Promptly following a Responsible Officer's knowledge thereof, notify the Administrative Agent:

(a)   of the occurrence of any Default;

(b)   of any matter that has resulted or would reasonably be expected to result in a Material Adverse Effect, including (i) breach or non-performance of, or any default under, a Contractual Obligation of the Borrower or any Subsidiary; (ii) any dispute, litigation, investigation, proceeding or suspension between the Borrower or any Subsidiary and any Governmental Authority; or (iii) the commencement of, or any material development in, any litigation or proceeding affecting the Borrower or any Subsidiary, including pursuant to any applicable Environmental Laws;

(c)   of the occurrence of any ERISA Event;

(d)   of any material change in accounting policies or financial reporting practices by any Loan Party or any Subsidiary thereof, including any determination by the Borrower referred to in Section 2.09(b);

(e)   of the (i) occurrence of any Disposition of property or assets for which the Borrower is required to make a mandatory prepayment pursuant to Section 2.04(b)(ii), and (ii) receipt of any Extraordinary Receipt for which the Borrower is required to make a mandatory prepayment pursuant to <u>Section 2.04</u> <u>(b)(iii)</u>; and

        (f)   of any announcement by a Rating Agency of any change in a Debt Rating, including outlook.

Each notice pursuant to <u>Section 6.03</u> (other than <u>Section 6.03(e)</u> or <u>(f)</u>) shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and stating what action the Borrower has taken and proposes to take with respect thereto. Each notice pursuant to <u>Section 6.03(a)</u> shall describe with particularity any and all provisions of this Agreement and any other Loan Document that have been breached.

6.04   <u>Payment of Obligations</u>

. Pay and discharge as the same shall become due and payable, all its material obligations and liabilities, including (a) all material tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Borrower or such Subsidiary, if such contest suspends enforcement or collection of the claim in question; (b) all lawful claims before by law they become a Lien upon its property that would cause a breach of <u>Section 7.01</u>; and (c) all Indebtedness that exceeds the Threshold Amount, as and when due and payable, but subject to any subordination provisions contained in any instrument or agreement evidencing such Indebtedness.

6.05   <u>Preservation of Existence, Etc</u>

. (a) Preserve, renew and maintain in full force and effect the Borrower's and its Material Subsidiaries' legal existence and good standing (or equivalent status) under the Laws of the jurisdiction of its organization except in a transaction permitted by <u>Section 7.04</u> or <u>7.05</u>; *provided, however*, that the Borrower and its Subsidiaries may consummate any merger or consolidation permitted under <u>Section 7.04</u>; (b) take all reasonable action to maintain all rights, privileges, permits, licenses, approvals and franchises necessary or desirable in the normal conduct of its business, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect; and (c) preserve or renew all of its registered patents, trademarks, trade names and service marks, the non-preservation of which would reasonably be expected to have a Material Adverse Effect.

6.06   <u>Maintenance of Properties</u>

.

        (a)   Maintain, preserve and protect all of its material properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted; and

        (b)   make all necessary repairs thereto and renewals and replacements thereof; and

        (c)   use a standard of care typical in the industry in the operation and maintenance of its facilities, in the case of each of (a), (b) and (c), except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.

6.07   Maintenance of Insurance

.

(a)   Maintain with (i) financially sound and reputable insurance companies and (ii) insurance companies that are not Affiliates of the Borrower (other than Ashmont Insurance Company, Inc., which is an Affiliate of the Borrower, the Subsidiaries of Ashmont Insurance Company, Inc. and their respective successors and assigns), insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by companies engaged in the same or similar business, of such types and in such amounts as are customarily carried under similar circumstances by such other companies.

(b)   All such insurance shall (i) provide that no cancellation, material reduction in amount or material change in coverage thereof shall be effective until at least 30 days after receipt by the Administrative Agent of written notice thereof, (ii) name the Administrative Agent as mortgagee (in the case of property insurance) or additional insured on behalf of the Secured Parties (in the case of liability insurance) or loss payee (in the case of property insurance), as applicable in the case of insurance relating to Collateral and (iii) be reasonably satisfactory in all other respects to the Administrative Agent.

6.08   Compliance with Laws

. Comply in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted; or (b) the failure to comply therewith would not reasonably be expected to have a Material Adverse Effect.

6.09   Books and Records

. Maintain proper books of record and account, in which full, true and correct entries in material conformity with GAAP consistently applied shall be made of all financial transactions and matters involving the assets and business of the Borrower or such Subsidiary, as the case may be; and (b) maintain such books of record and account in material conformity with all applicable requirements of any Governmental Authority having regulatory jurisdiction over the Borrower or such Subsidiary, as the case may be.

6.10   Inspection Rights

. Permit representatives and independent contractors of the Administrative Agent and each Lender to visit and inspect any of its properties, to examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its officers, and independent public accountants, all at the expense of the Borrower and at such reasonable times during normal business hours and reasonable frequency, upon reasonable advance notice to the Borrower; *provided*, *however*, that when an Event of Default exists the Administrative Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and without advance notice.

6.11   Use of Proceeds

. Use the proceeds of the Credit Extensions (i) to finance the Refinancing, (ii) to pay fees and expenses incurred in connection with the Transaction and (iii) to provide Letters of Credit, ongoing working capital and credit for general corporate purposes not in contravention of any Law or of any Loan Document.

6.12   Covenant to Guarantee Obligations and Give Security

.

(a)   Subject to this Section 6.12, with respect to any property acquired after the Closing Date by any Loan Party that is intended to be subject to the Lien created by any of the Collateral Documents but is not so subject, promptly (and in any event within 30 days after the acquisition thereof) (i) execute and deliver to the Administrative Agent such amendments or supplements to the relevant Collateral Documents or such other documents as the Administrative Agent shall deem necessary or advisable to grant to the Administrative Agent, for its benefit and for the benefit of the other Secured Parties, a Lien on such property subject to no Liens other than Liens permitted under the Loan Documents, and (ii) take all actions necessary to cause such Lien to be duly perfected to the extent required by such Collateral Document in accordance with all applicable requirements of Law, including the filing of financing statements in such jurisdictions as may be reasonably requested by the Administrative Agent. The Borrower shall otherwise take such actions and execute and/or deliver to the Administrative Agent such documents as the Administrative Agent shall require to confirm the validity, perfection and priority of the Lien of the Collateral Documents on such after-acquired properties.

(b)   With respect to any Person that is or becomes a Subsidiary (other than an Immaterial Subsidiary or Special Purpose Finance Subsidiary) after the Closing Date or any Subsidiary that ceases to be an Immaterial Subsidiary or Special Purpose Finance Subsidiary, promptly (and in any event (A) within 30 days after such Person becomes a Subsidiary or (B) within 30 days after financial statements have been delivered pursuant to Section 6.01 (commencing with the financial statements for the quarter ending December 31, 2008) indicating that such Subsidiary has ceased to be an Immaterial Subsidiary or Special Purpose Finance Subsidiary, as the case may be) (i) deliver to the Administrative Agent the certificates, if any, representing all of the Equity Interests of such Subsidiary (other than (x) a Foreign Holdco or (y) a Regulated Subsidiary or other Subsidiary, in each case in this clause (y) to the extent that the pledge of Equity Interests of such Subsidiary would be prohibited by applicable law) that are directly owned by the Borrower or a Guarantor, together with undated stock powers or other appropriate instruments of transfer executed and delivered in blank by a duly authorized officer of the holder(s) of such Equity Interests, and all intercompany notes owing from such Subsidiary to any Loan Party together with instruments of transfer executed and delivered in blank by a duly authorized officer of such Loan Party and (ii) cause such new Subsidiary (other than a Regulated Subsidiary, CFC or other Subsidiary to the extent a Guaranty by it would be prohibited by applicable law) (A) to execute a joinder agreement to the Guaranty or such comparable documentation to become a Guarantor and a joinder agreement to the applicable Security Agreement, substantially in the form annexed thereto (*provided* that, in the case of any Foreign Holdco, recourse on any Guarantee by such Foreign Holdco shall be limited to the Collateral pledged by such Foreign Holdco and may be limited to the extent required by the law of such Foreign Holdco's jurisdiction of organization) and (B) to take all actions necessary or advisable in the opinion of the Administrative Agent to cause the Lien created by the applicable Security Agreement to be duly perfected to the extent required by such agreement in accordance with all applicable requirements of Law, including the filing of financing statements in such jurisdictions as may be reasonably requested by the Administrative Agent. Notwithstanding the foregoing, the Equity Interests required to be delivered to the Administrative Agent pursuant to clause (i) of this Section 6.12(b) shall not include any Equity Interests of (x) a Foreign Holdco or (y) a Regulated Subsidiary or other Subsidiary, in each case in this clause (y) which is prohibited by Law from pledging Equity Interests of such Subsidiary, or a CFC created or acquired after the Closing Date (including Equity Interests of a Subsidiary that are held by a CFC) other than (A) Voting Stock of any Subsidiary which is a first-tier CFC or Foreign Holdco that is an Immaterial Subsidiary and not a Guarantor representing 65% of the total voting power of all outstanding Voting Stock of such Subsidiary and (B) 100% of the Equity Interests not constituting Voting Stock of any such Subsidiary, except that any such Equity Interests constituting "stock entitled to vote" within the meaning of Treasury Regulation Section 1.956-2(c)(2) shall be treated as Voting Stock for purposes of this Section 6.12(b).

(c)   Notwithstanding anything to the contrary in this Section 6.12, the Collateral shall not include assets in circumstances where the Administrative Agent determines that the cost of obtaining pledge or security interest in such assets is excessive in relation to the benefit thereof.

(d)   Notwithstanding anything to the contrary in this Section 6.12, if any Person ceases to be a Guarantor in accordance with this Agreement as a result of a transaction permitted hereunder or as a result of ceasing to be a Material Subsidiary (other than Ashland Licensing and Intellectual Property LLC and Ash GP LLC (in the case of Ash GP LLC, so long as Ash GP LLC is the general partner of AshOne C.V.)), the Administrative Agent will, at the Borrower's expense and upon receipt of any certifications reasonably requested by the Administrative Agent in connection therewith and in accordance with Section 9.10, execute and deliver to such Person such documents as such Person may reasonably request to evidence the release of such Person from its obligations hereunder and under the other Loan Documents.

(e)   Upon the occurrence of an Event of Default, the Loan Parties shall promptly grant a security interest to the Administrative Agent for the benefit of the Lenders in all such property and assets of the Borrower and its Subsidiaries that are not already Collateral, as the Administrative Agent shall reasonably request, pursuant to such security documents, mortgages, pledges and each other security document or pledge agreement delivered in accordance with applicable local or foreign law to grant a valid, perfected security interest in such property and assets as Collateral and any other financing statements or instruments of perfection required by such instruments to be filed with respect to the security interests in property and fixtures created pursuant any mortgage and any other document or instrument utilized to pledge or grant or purport to pledge or grant a security interest or lien on such property and assets, in a form reasonably satisfactory to the Administrative Agent.

6.13   Compliance with Environmental Laws

. Except where the failure to comply therewith would not reasonably be expected to have a Material Adverse Effect, comply, and, to the extent permitted by Law and attainable using commercially reasonable efforts, cause all lessees and other Persons operating or occupying its properties and facilities to comply with all applicable Environmental Laws and Environmental Permits; obtain and renew all Environmental Permits necessary for its operations, properties and facilities; and conduct any investigation, study, sampling and testing, and undertake any cleanup, removal, remedial or other action necessary to address Hazardous Materials at, on, under or emanating from any of its properties or facilities, in accordance with the requirements of all Environmental Laws; *provided*, *however*, that neither the Borrower nor any of its Subsidiaries shall be required to undertake any such actions to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances in accordance with GAAP.

6.14   Preparation of Environmental Reports

. If an Event of Default is continuing relating to Section 5.09 or Section 6.13, or if the Administrative Agent at any time has reason to believe that there exist violations of Environmental Laws by any Loan Party or any of its Subsidiaries or that there exist any Environmental Liabilities or Environmental Claims, in each case which could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, then the following procedure shall be implemented:

(a)   The Administrative Agent shall notify the Loan Parties that it intends to seek an environmental audit and/or assessment report meeting the description in subsection (c) below, and shall consult with the Loan Parties on the facts and circumstances giving rise to the intent;

(b)   The Loan Parties shall have ten (10) business days to provide a response to and otherwise consult with the Administrative Agent and the Required Lenders;

(c)   If, after the consultation described in subsections (a) and (b) above, the Administrative Agent and the Required Lenders believe it necessary, each Loan Party shall, at the request of the Required Lenders, provide to the Lenders within 60 days after such request, at the expense of the Borrower, an environmental audit and/or assessment report for any of its properties or facilities which is the subject of any such Event of Default, violation, Environmental Liability, and/or Environmental Claim ("Environmental Audit"). An Environmental Audit may include, where appropriate, soil, air, surface water and groundwater sampling and testing. The Environmental Audit shall be prepared by an environmental consulting firm acceptable to the Administrative Agent. The Environmental Audit will, as relevant, indicate the presence or absence of any such violation, and/or the presence, absence, Release or threat of Release of Hazardous Materials and shall include the estimated cost of any compliance, removal, remedial or other action required to correct any such Event of Default, or violation, and/or to address any such Environmental Liability and/or Environmental Claim;

(d)   Without limiting the generality of the foregoing, if the Administrative Agent determines at any time that a material risk exists that any such audit and/or report will not be provided within the time referred to above, the Administrative Agent may retain an environmental consulting firm to prepare such audit and/or report at the expense of the Borrower, and the Borrower hereby grants and agrees to cause any Subsidiary that owns any property or facility described in such request to grant at the time of such request to the Administrative Agent, the Lenders, such firm and any agents or representatives thereof an irrevocable non-exclusive license, subject to the rights of tenants, to enter onto their respective properties or facilities to undertake such an audit and/or assessment; and

(e)   Without limiting any term or provision of Section 10.07, in implementing the above described procedures, the Administrative Agent and Required Lenders will undertake steps deemed reasonable by them under the circumstances to accommodate specific requests by the Loan Parties to maintain as confidential information concerning litigation or regulatory compliance strategy provided to them by the Loan Parties pursuant to this Section.

6.15   Further Assurances

. Promptly upon the reasonable request of the Administrative Agent or any Lender, at the Borrower's expense, execute, acknowledge and deliver, or cause the execution, acknowledgment and delivery of, and thereafter register, file or record, or cause to be registered, filed or recorded, in an appropriate governmental office, any document or instrument supplemental to or confirmatory of the Collateral Documents or otherwise deemed by the Administrative Agent reasonably necessary or desirable for the continued validity, perfection and priority of the Liens on the Collateral covered thereby subject to no other Liens except as permitted by the applicable Collateral Document, or obtain any consents or waivers as may be necessary or appropriate in connection therewith. Promptly upon request by the Administrative Agent, or any Lender through the Administrative Agent, (i) correct any material defect or error that may be discovered in any Loan Document or in the execution, acknowledgment, filing or recordation thereof, (ii) do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent, or any Lender through the Administrative Agent, may reasonably require from time to time in order to carry out more effectively the purposes of the Loan Documents and (iii) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Loan Document or under any other instrument executed in connection with any Loan Document to which any Loan Party or any of its Subsidiaries is or is to be a party, and cause each of its Subsidiaries to do so. The Borrower shall deliver or cause to be delivered to the Administrative Agent from time to time such other documentation, consents, authorizations, approvals and orders in form and substance reasonably satisfactory to the Administrative Agent as the Administrative Agent shall reasonably deem necessary to perfect or maintain the Liens on the Collateral pursuant to the Collateral Documents. Upon the exercise by the Administrative Agent or any Lender of any power, right, privilege or remedy pursuant to any Loan Document which requires any consent, approval, registration, qualification or authorization of any Governmental Authority execute and deliver all applications, certifications, instruments and other documents and papers that the Administrative Agent or such Lender may require.

6.16   Compliance with Terms of Leaseholds

. Make all payments and otherwise perform all obligations in respect of all leases of real property to which the Borrower or any of its Subsidiaries is a party, keep such leases in full force and effect and not allow such leases to lapse or be terminated or any rights to renew such leases to be forfeited or cancelled, notify the Administrative Agent of any default by any party with respect to such leases and cooperate with the Administrative Agent in all respects to cure any such default, and cause each of its Subsidiaries to do so, except, in any case, where the failure to do so, either individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect.

6.17   Lien Searches

. Promptly following receipt of the acknowledgment copy of any financing statements filed under the Uniform Commercial Code in any jurisdiction by or on behalf of the Secured Parties, deliver to the Administrative Agent completed requests for information listing such financing statement and all other effective financing statements filed in such jurisdiction that name any Loan Party as debtor, together with copies of such other financing statements.

6.18   Material Contracts

. Perform and observe all the terms and provisions of each material contract to be performed or observed by it, maintain each such material contract in full force and effect and enforce each such material contract in accordance with its terms, except for valid business reasons as determined by the Borrower or such Subsidiary in its sole judgment (unless such exception would reasonably be expected to have a Material Adverse Effect), and in each case, except where the failure to do so, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

6.19   Designation as Senior Debt

. Designate all Obligations as "Designated Senior Indebtedness" (or similar term) under, and defined in, any subordinated indebtedness of the Borrower and its Subsidiaries.

6.20   Designation of Unrestricted Subsidiaries

. Subject to Section 7.17 and so long as no Default has occurred and is continuing, at the option of the Borrower, designate any Subsidiary of the Borrower (other than Ashland Licensing and Intellectual Property LLC and Ash GP LLC (in the case of Ash GP LLC, so long as Ash GP LLC is the general partner of AshOne C.V.)) as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Subsidiary; *provided* that (i) in the case of designating a Subsidiary as an Unrestricted Subsidiary, on a Pro Forma Basis, the Borrower's Consolidated Leverage Ratio shall be less than or equal to 2.25:1.00 and (ii) no Subsidiary may be re-designated an Unrestricted Subsidiary if it was previously designated an Unrestricted Subsidiary. Upon the effectiveness of the designation of a Subsidiary as an Unrestricted Subsidiary, such Unrestricted Subsidiary shall for all purposes be deemed not to be a "Subsidiary" under and pursuant to this Agreement or any other Loan Document, unless and until such time, if ever, as it is re-designated to be a Subsidiary as herein provided. Upon the effectiveness of the designation of a Subsidiary that is a Guarantor as an Unrestricted Subsidiary, such Subsidiary shall cease to be a Guarantor, and it shall be released from the Guaranty, the Security Agreement and any other Loan Document to which it is a party. The re-designation of any Unrestricted Subsidiary as a Subsidiary shall constitute the incurrence at the time of designation of any Investment, Indebtedness or Liens of such Subsidiary existing at such time; *provided* that, by way of clarification and not limitation, such designation shall not be construed to be an acquisition by the Borrower or the Subsidiary that is the parent of such Unrestricted Subsidiary for the purposes of Section 7.03. Upon the effectiveness of the re-designation of any Unrestricted Subsidiary as a Subsidiary, such Subsidiary shall be subject to the requirements of Section 6.12.

6.21   Post-Closing Collateral Matters

. Execute and deliver the documents and complete the tasks set forth on Schedule 6.21, in each case within the time limits specified on such schedule unless extended or waived by the Administrative Agent in its sole discretion.

ARTICLE VII

NEGATIVE COVENANTS

From and after the Closing Date, so long as any Lender shall have any Commitment hereunder, any Loan or other Obligation hereunder shall remain unpaid or unsatisfied, or any Letter of Credit shall remain outstanding, the Borrower shall not, nor shall it permit any Subsidiary to, directly or indirectly:

7.01   Liens

. Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, or sign or file or suffer to exist under the Uniform Commercial Code of any jurisdiction a financing statement that names the Borrower or any of its Material Subsidiaries as debtor, or assign any accounts or other right to receive income, other than the following:

(a)   Liens pursuant to any Loan Document including Liens securing an L/C Issuer pursuant to Section 2.03(a)(iii)(F);

(b)   Liens existing on the Closing Date and listed on Schedule 5.08(b) and any renewals or extensions thereof; *provided* that (i) the property covered thereby is not changed, (ii) the amount secured or benefited thereby is not increased except as contemplated by Section 7.02(e), (iii) the direct or any contingent obligor with respect thereto is not changed (except for releases thereof), and (iv) any renewal or extension of the obligations secured or benefited thereby is permitted by Section 7.02(e);

(c)   Liens for taxes not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP and either (i) such contest suspends enforcement or collection of the claim in question, or (ii) the Borrower or such Subsidiary takes such actions as are reasonably necessary to replace or substitute such Lien with a bond or equivalent surety or otherwise prevent the forfeiture or sale of the subject property or asset as a result of the enforcement or collection of the claim in question;

(d)   carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person either (i) such contest suspends enforcement or collection of the claim in question, or (ii) the Borrower or such Subsidiary takes such actions as are reasonably necessary to replace or substitute such Lien with a bond or equivalent surety or otherwise prevent the forfeiture or sale of the subject property or asset as a result of the enforcement or collection of the claim in question;

(e)   pledges or deposits in the ordinary course of business in connection with workers' compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA, and, for Foreign Subsidiaries only, retirement plans of such Foreign Subsidiaries;

(f)   deposits or other security to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations (including obligations under Environmental Laws), surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;

(g)   easements, rights-of-way, restrictions and other similar encumbrances affecting real property which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;

(h)   Liens securing judgments for the payment of money not constituting an Event of Default under Section 8.01(h);

(i)   Liens securing Indebtedness permitted under Section 7.02(g); *provided* that (i) such Liens do not at any time encumber any property other than the property financed by such Indebtedness and (ii) the Indebtedness secured thereby does not exceed the cost or fair market value, whichever is lower, of the property being acquired on the date of acquisition;

(j)   Liens on Permitted Securitization Transferred Assets arising in connection with the Permitted Receivables Facilities;

(k)   other Liens securing Indebtedness outstanding in an aggregate principal amount not to exceed $100,000,000 at any time outstanding; *provided* that no such Lien shall extend to or cover any Collateral;

(l)   Liens securing Indebtedness outstanding of Foreign Subsidiaries permitted hereunder in an aggregate principal amount not to exceed $200,000,000 at any time outstanding;

(m)   Liens attaching to earnest money deposits (or equivalent deposits otherwise named) made in connection with proposed acquisitions permitted under this Agreement in an amount not to exceed $5,000,000;

(n)   (i) set-off rights or (ii) Liens arising in connection with repurchase agreements that are Investments permitted under Section 7.03;

(o)   Liens arising pursuant to Law in favor of a Governmental Authority in connection with the importation of goods in the ordinary course of business; and

(p)   the replacement, extension or renewal of any Lien permitted by clauses (i) and (j) above upon or in the same property theretofore subject thereto or the replacement, extension or renewal (other than releases thereof) (without increase in the amount or change in any direct or contingent obligor) of the Indebtedness secured thereby.

7.02   <u>Indebtedness</u>

. Create, incur, assume or suffer to exist any Indebtedness, except:

(a)   obligations (contingent or otherwise) existing or arising under any Swap Contract; *provided* that (i) such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with fluctuations in interest rates, foreign exchange rates or commodity prices and (ii) such Swap Contract does not contain any provision exonerating the non-defaulting party from its obligation to make payments on outstanding transactions to the defaulting party;

(b)   Indebtedness evidenced by the Senior Notes and, in each case, any refinancings, refundings, renewals or extensions thereof; *provided* that the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and the direct or any contingent obligors with respect thereto are not changed, as a result of or in connection with such refinancing, refunding, renewal or extension; and *provided*, *further*, that the terms relating to amortization, maturity, ranking, collateral and other material terms taken as a whole of any such refinancing, refunding, renewing or extending Indebtedness, and of any agreement entered into and of any instrument issued in connection therewith, are no less favorable in any material respect to the Loan Parties or the Lenders than the terms of any agreement or instrument governing the Indebtedness being refinanced, refunded, renewed or extended and the interest rate applicable to any such refinancing, refunding, renewing or extending Indebtedness does not exceed the then applicable market interest rate; *provided*, *further*, that no Subsidiary of the Borrower that is not a Guarantor of the Obligations shall be a guarantor of the Senior Notes or any refinancings, refundings, renewals or extensions thereof;

(c)   Indebtedness of (i) a Subsidiary of the Borrower owed to the Borrower or a wholly-owned Subsidiary of the Borrower, which Indebtedness shall (A) in the case of Indebtedness owed to a Loan Party, constitute "Pledged Collateral" under the Security Agreement, (B) be subject to an Intercompany Note Subordination Agreement and on terms acceptable to the Administrative Agent, and (C) be otherwise permitted under the provisions of <u>Section 7.03</u> and (ii) a Loan Party to another Loan Party;

(d)   Indebtedness (including Guarantees) under the Loan Documents;

(e)   Indebtedness outstanding on the Closing Date and listed on <u>Schedule 7.02</u> and any refinancings, refundings, renewals or extensions thereof; *provided* that the amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing and by an amount equal to any existing commitments unutilized thereunder and the direct or any contingent obligors with respect thereto are not changed, as a result of or in connection with such refinancing, refunding, renewal or extension; and *provided*, *further*, that the terms relating to principal amount, amortization, maturity, collateral (if any) and subordination (if any), and other material terms taken as a whole, of any such refinancing, refunding, renewing or extending Indebtedness, and of any agreement entered into and of any instrument issued in connection therewith, are no less favorable in any material respect to the Loan Parties or the Lenders than the terms of any agreement or instrument governing the Indebtedness being refinanced, refunded, renewed or extended and the interest rate applicable to any such refinancing, refunding, renewing or extending Indebtedness does not exceed the then applicable market interest rate;

(f)   Guarantees of the Borrower or any Guarantor in respect of Indebtedness otherwise permitted hereunder of the Borrower or any other Guarantor;

(g)   Indebtedness in respect of Capitalized Leases, Synthetic Lease Obligations and purchase money obligations for fixed or capital assets within the limitations set forth in Section 7.01(i); *provided*, *however*, that on a Pro Forma Basis, the Borrower shall be in compliance with Section 7.11 for the most recently ended Measurement Period;

(h)   Indebtedness of any Person that becomes a Subsidiary of the Borrower after the Closing Date in accordance with the terms of Section 7.03(g), which Indebtedness is existing at the time such Person becomes a Subsidiary of the Borrower (other than Indebtedness incurred solely in contemplation of such Person's becoming a Subsidiary of the Borrower);

(i)   Indebtedness incurred by Foreign Subsidiaries in an aggregate amount not to exceed $300,000,000 at any time outstanding;

(j)   other unsecured Indebtedness of the Loan Parties; *provided* that (i) no Default shall exist or result therefrom, (ii) such Indebtedness shall require no amortization payments and shall not have a scheduled maturity prior to the date that is 180 days following the Maturity Date and the non-economic terms, covenants and conditions of such Indebtedness are not materially less favorable to the obligor thereon or to the Lenders than the Obligations; *provided* that the restrictions set forth in this clause (ii) shall not apply with respect to up to an aggregate of $25,000,000 principal amount of Indebtedness incurred under this clause (j), (iii) if such Indebtedness is subordinated Indebtedness, the terms of such Indebtedness provide for customary subordination of such Indebtedness to the Obligations, (iv) no Subsidiary (other than a Guarantor) is an obligor under such Indebtedness (including pursuant to any Guarantee thereof) and (v) on a Pro Forma Basis, the Borrower shall be in compliance with Section 7.11 for the most recently ended Measurement Period; *provided*, *further*, that up to $50,000,000 aggregate principal amount of Indebtedness incurred under this clause (j) may be secured by Liens permitted under Section 7.01(l);

(k)   Indebtedness to the Receivables Financiers arising under or incidental to the Permitted Receivables Facilities not to exceed $400,000,000 at any time outstanding; and to the extent that any purported sale, transfer or contribution of Permitted Securitization Transferred Assets from the Borrower or any Subsidiary to a Special Purpose Finance Subsidiary shall ever be deemed not to constitute a true sale, any Indebtedness of the applicable Special Purpose Finance Subsidiary to the Borrower and its Subsidiaries arising therefrom;

(l)   Indebtedness that may be deemed to exist pursuant to any performance bond, surety, statutory appeal or similar obligation entered into or incurred by the Borrower or any of its Subsidiaries in the ordinary course of business in an aggregate amount for all such Indebtedness under this clause (l) not to exceed $75,000,000 at any time outstanding; and

(m)   other unsecured Indebtedness the aggregate unpaid principal amount of which shall not at any time exceed $200,000,000.

7.03   Investments

. Make or hold any Investments, except:

(a)   Investments held by the Borrower and its Subsidiaries in the form of Cash Equivalents;

(b)   advances to officers, directors and employees of the Borrower and Subsidiaries in an aggregate amount not to exceed $10,000,000 at any time outstanding, for travel, entertainment, relocation and analogous ordinary business purposes;

(c)   (i) Investments by the Borrower and its Subsidiaries in their respective Subsidiaries outstanding on the Closing Date or as a result of any transaction permitted under Section 7.04 or 7.05, (ii) additional Investments by the Borrower and its Subsidiaries in Loan Parties, (iii) additional Investments by Subsidiaries of the Borrower that are not Loan Parties in other Subsidiaries that are not Loan Parties, (iv) so long as no Default has occurred and is continuing or would result from such Investment, additional Investments by the Loan Parties in wholly-owned Subsidiaries that are not Loan Parties in an aggregate amount invested from the Closing Date not to exceed $75,000,000 during each fiscal year; *provided* that in the event the Borrower received a return of any Investment, an amount equal to such return, not to exceed the amount of the original Investment, shall be available for Investments in the fiscal year in which such return is received and thereafter; *provided, further*, that all unsecured amounts of such $75,000,000 scheduled with respect to any year may be carried over into successive years, (v) Investments by the Borrower (or a Subsidiary) pursuant to the Proposed Castings Joint Venture Transaction, which may also include not more than $10,000,000 in cash and Cash Equivalents, and (vi) Investments in other joint venture entities that are not Subsidiaries in an aggregate amount invested not to exceed $75,000,000 during each fiscal year; *provided* that in the event the Borrower received a return of any Investment, an amount equal to such return, not to exceed the amount of the original Investment, shall be available for Investments in the fiscal year in which such return is received and thereafter; *provided, further*, that the unused amount in any year may be carried over into successive years, and not to exceed $200,000,000 since the Closing Date;

(d)   Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;

(e)   Guarantees permitted by Section 7.02, including, without limitation, Guarantees that constitute a portion of the Indebtedness incurred pursuant to clause (m) thereof;

(f)   Investments existing on the Closing Date or to be consummated within fifteen days after the Closing Date (other than those referred to in Section 7.03(c)(i)) and set forth on Schedule 5.08(c), to the extent required to be disclosed thereon;

(g)   the purchase or other acquisition of all of the Equity Interests in, or all or substantially all of the property of, or business unit or division or any Person that, upon the consummation thereof, will be wholly-owned directly by the Borrower or one or more of its wholly owned Subsidiaries (including as a result of a merger or consolidation); *provided* that, with respect to each purchase or other acquisition made pursuant to this Section 7.03(g):

(i)   the Loan Parties and any such newly-created or acquired Subsidiary shall comply with the requirements of Section 6.12;

(ii)   the lines of business of the Person to be (or the property of which is to be) so purchased or otherwise acquired shall be substantially the same lines of business or shall be substantially related, reasonably complementary or incidental thereto as one or more of the principal businesses of the Borrower and its Subsidiaries in the ordinary course;

(iii)   immediately before and immediately after giving pro forma effect to such purchase or acquisition, the Borrower and its Subsidiaries shall have Liquidity of at least $200,000,000;

(iv)   after giving effect to such purchase or acquisition on a Pro Forma Basis, the Consolidated Leverage Ratio shall be at least 0.25 less than the Consolidated Leverage Ratio set forth in Section 7.11(a) for the most recently ended Measurement Period; *provided* that, for purposes of this calculation, Consolidated Indebtedness shall be calculated to include the maximum amounts payable pursuant to any earnout or similar contingent obligations in connection with such purchase or acquisition and any previous purchase or acquisition;

(v)   (A) immediately before and immediately after giving pro forma effect to any such purchase or other acquisition, no Default shall have occurred and be continuing; and (B) immediately after giving effect to such purchase or other acquisition, the Borrower and its Subsidiaries shall be in pro forma compliance with all of the covenants set forth in Section 7.11, such compliance to be determined on the basis of the financial information most recently delivered to the Administrative Agent and the Lenders pursuant to Section 6.01(a) or (b) as though such purchase or other acquisition had been consummated as of the first day of the fiscal period covered thereby; and

(vi)   as to any such acquisition involving Cash Consideration of more than $50,000,000 in the aggregate, the Borrower shall have delivered to the Administrative Agent, at least five Business Days prior to the date on which any such purchase or other acquisition is to be consummated, a certificate of a Responsible Officer, in form and substance reasonably satisfactory to the Administrative Agent, certifying that all of the requirements set forth in this clause (g) have been satisfied or will be satisfied on or prior to the consummation of such purchase or other acquisition;

(h)   any Investment by the Borrower and its Subsidiaries in a Special Purpose Finance Subsidiary which, in the judgment of the Borrower, is prudent and reasonably necessary in connection with, or otherwise required by the terms of, any Permitted Receivables Facility;

(i)   other Investments not exceeding $100,000,000 in the aggregate at any one time; and

(j)   any designation of Subsidiaries as Unrestricted Subsidiaries in compliance with Sections 6.20 and 7.17.

7.04   Fundamental Changes

. Merge, dissolve, liquidate, consolidate with or into another Person, or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except that, so long as no Default exists or would result therefrom:

(a)   any Subsidiary may merge or consolidate with (i) the Borrower; *provided* that the Borrower shall be the continuing or surviving Person, or (ii) any one or more other Subsidiaries; *provided* that when any Loan Party is merging with another Subsidiary (which may be another Loan Party), the continuing or surviving Person shall be a Loan Party;

(b)   any Loan Party may Dispose of all or substantially all of its assets (upon voluntary liquidation or otherwise) to the Borrower or to another Loan Party;

(c)   any Subsidiary that is not a Loan Party may Dispose of all or substantially all its assets (including any Disposition that is in the nature of a liquidation) to (i) another Subsidiary that is not a Loan Party or (ii) to a Loan Party;

(d)   so long as no Default has occurred and is continuing or would result therefrom, any Subsidiary of the Borrower may merge into or consolidate with any other Person or permit any other Person to merge into or consolidate with it; *provided*, *however*, that in each case, immediately after giving effect thereto, in the case of any such merger or consolidation to which any Loan Party (other than the Borrower) is a party, such Loan Party is the surviving corporation or (ii) such merger or consolidation otherwise complies with Section 7.03;

(e)   the Borrower may merge with any other Person, but only so long as (i) such merger effects a re-domestication of the Borrower's jurisdiction of formation, (ii) each of the Re-Domestication Requirements shall have been satisfied, and (iii) at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing; and

(f)   Dispositions permitted by Section 7.05.

7.05   Dispositions

. Make any Disposition or enter into any agreement to make any Disposition, except:

(a)   Dispositions of obsolete or worn out property in the ordinary course of business, or property no longer used or useful in the business of the Borrower or such Subsidiary, whether now owned or hereafter acquired;

(b)   Dispositions of inventory and Cash Equivalents (other than the auction rate securities referred to in Section 7.05(j)) in the ordinary course of business;

(c)   Dispositions of equipment or real property with a value not in excess of $20,000,000 other than through a lease transaction to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are reasonably promptly applied to the purchase price of such replacement property or to Indebtedness incurred to acquire such replacement property; and Dispositions of equipment or real property through a lease transaction to the extent that such lease is on fair and reasonable terms in an arm's length transaction;

(d)   Dispositions of property by any Subsidiary to the Borrower or by the Borrower or any Subsidiary to a wholly-owned Subsidiary; *provided* that if the transferor of such property is the Borrower or a Guarantor, the transferee thereof must either be the Borrower or a Guarantor;

(e)   (i) Dispositions permitted by Section 7.04, (ii) Dispositions for fair market value in a transaction in exchange for which an Investment permitted by Section 7.03 is received and (iii) Dispositions of the Casting Solutions Business or portions thereof pursuant to the Proposed Castings Joint Venture Transaction;

(f)   Dispositions by the Borrower and its Subsidiaries of property pursuant to (i) sale-leaseback transactions, *provided* that the book value of all property so Disposed of shall not exceed $50,000,000 in any fiscal year; and (ii) lease and sublease transactions entered into in the ordinary course of business;

(g)   licenses of IP Rights in the ordinary course of business and substantially consistent with past practice;

(h)   subject to the terms of Section 7.17, Dispositions by the Borrower and its Subsidiaries not otherwise permitted under this Section 7.05; *provided* that (i) at the time of such Disposition, no Default shall exist or would result from such Disposition, (ii) for any Disposition other than Dispositions constituting some or all of the Borrower's contribution to a joint venture, Dispositions to Unrestricted Subsidiaries or Subsidiary Stock Distributions, at least 75% of the price for such asset shall be paid to the Borrower or such Subsidiary solely in cash, and (iii) no Disposition under this Section 7.05(h) shall exceed 12.5% of the Borrower's Consolidated Total Assets at the time of determination unless on a Pro Forma Basis the Borrower's Consolidated Leverage Ratio is less than or equal to 2.25:1.00 (which determinations shall be made by reference to Consolidated Total Assets and the Consolidated Leverage Ratio as of the end of the fiscal quarter most recently ended for which the Borrower has delivered to the Lenders financial statements pursuant to Section 6.01);

(i)   Dispositions of Permitted Securitization Transferred Assets pursuant to the Permitted Receivables Facilities; and

(j)   Dispositions of auction rate securities held by the Borrower or any Subsidiary on the Closing Date.

provided, *however*, that any of the foregoing Dispositions (other than any Disposition pursuant to clause (a), (d), (e)(i) or (h) (to the extent a Disposition under such clause (h) is a Subsidiary Stock Distribution) of this Section 7.05) shall be for fair market value, as determined reasonably and in good faith by, as the case may be, the Borrower or the applicable Subsidiary.

7.06   Restricted Payments

. Declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that, so long as no Default shall have occurred and be continuing at the time of any action described below or would result therefrom:

(a)   each Subsidiary may make Restricted Payments to the Borrower, any Subsidiaries of the Borrower that are Guarantors and any other Person that owns a direct Equity Interest in such Subsidiary, ratably according to their respective holdings of the type of Equity Interest in respect of which such Restricted Payment is being made;

(b)   the Borrower and each Subsidiary may declare and make dividend payments or other distributions payable solely in the common stock or other common Equity Interests of such Person;

(c)   the Borrower and each Subsidiary may purchase, redeem or otherwise acquire its common Equity Interests with the proceeds received from the substantially concurrent issue of new common Equity Interests;

(d)   Restricted Payments made to shareholders of any Person (other than an Affiliate) acquired by merger pursuant to an acquisition permitted under this Agreement;

(e)   Restricted Payments by the Borrower and its Subsidiaries not otherwise permitted under this Section 7.06; *provided* that (i) at the time of such Restricted Payment, no Default shall exist or would result from such Restricted Payment, (ii) before and after giving effect to such Restricted Payment, the undrawn availability under the Facility (reflecting the maximum amount drawable under Letters of Credit) shall not be less than $100,000,000 and (iii) all such Restricted Payments since November 13, 2008 shall not exceed the sum of (y) 50% of the Consolidated Net Income of the Borrower for the period (taken as one accounting period) from the fiscal quarter that first begins after November 13, 2008, to the end of the Borrower's most recently ended fiscal quarter for which financial statements and the related Compliance Certificate have been provided to the Lenders pursuant to Section 6.01 (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit) and (z) the Net Cash Proceeds received from the sale or issuance by the Borrower of any of its Equity Interests (other than Disqualified Equity Interests);

(f)   subject to the terms of Section 7.17, Restricted Payments by the Borrower made to distribute the stock of one or more Subsidiaries of the Borrower (a "Subsidiary Stock Distribution"); *provided* that on a Pro Forma Basis the Borrower's Consolidated Leverage Ratio shall be less than 2.25:1.00; and

(g)   Restricted Payments by the Borrower and its Subsidiaries not otherwise permitted under this Section 7.06 (other than Restricted Payments consisting of divisions, lines of business or the stock of Subsidiaries); *provided* that on a Pro Forma Basis the Borrower's Consolidated Leverage Ratio shall be less than 2.25:1.00.

7.07   Change in Nature of Business

. Engage in any material line of business substantially different from those lines of business conducted by the Borrower and its Subsidiaries on the Closing Date or any business substantially related, reasonably complementary or incidental thereto.

7.08   Transactions with Affiliates

. Enter into any transaction of any kind with any Affiliate of the Borrower, whether or not in the ordinary course of business, other than on fair and reasonable terms substantially as favorable to the Borrower or such Subsidiary as would be obtainable by the Borrower or such Subsidiary at the time in a comparable arm's length transaction with a Person other than an Affiliate; *provided* that the foregoing restriction shall not apply to transactions between or among the Loan Parties, other transactions between or among any two or more of the Borrower and its Subsidiaries that are permitted under Section 7.03, 7.04 or 7.05, or the Permitted Receivables Facilities.

7.09   Burdensome Agreements

. Enter into or permit to exist any Contractual Obligation (other than this Agreement, any other Loan Document and/or the Senior Notes Documents) that (a) limits the ability (i) of any Subsidiary to make Restricted Payments to the Borrower or any Guarantor or to otherwise transfer property to or invest in the Borrower or any Guarantor, except for any agreement in effect (A) on the Closing Date and set forth on Schedule 7.09 or (B) at the time any Subsidiary becomes a Subsidiary of the Borrower, so long as such agreement was not entered into solely in contemplation of such Person becoming a Subsidiary of the Borrower (and in each case under clauses (A) and (B), any renewal, extension or replacement thereof so long as such renewal, extension or replacement does not expand the scope of such Contractual Obligations to any material extent), (ii) of any Subsidiary to Guarantee the Indebtedness of the Borrower or (iii) of the Borrower or any Subsidiary to create, incur, assume or suffer to exist Liens on property of such Person; *provided*, *however*, that this clause (iii) shall not prohibit any negative pledge incurred or provided in favor of any holder of Indebtedness permitted under Section 7.02(k) solely to the extent any such negative pledge relates to the Permitted Securitization Transferred Assets or the assets of the Special Purpose Finance Subsidiary; or (b) requires the grant of a Lien to secure an obligation of such Person if a Lien is granted to secure another obligation of such Person, except as in effect on the Closing Date and set forth on Schedule 7.09.

7.10   Use of Proceeds

. Use the proceeds of any Credit Extension, whether directly or indirectly, and whether immediately, incidentally or ultimately, to purchase or carry margin stock (within the meaning of Regulation U of the FRB) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.

7.11   Financial Covenants

.

(a)   Consolidated Leverage Ratio. Permit the Consolidated Leverage Ratio at any time during any period of four fiscal quarters of the Borrower set forth below to be greater than the ratio set forth below opposite such period:

Four Fiscal Quarters Ending	Maximum Consolidated Leverage Ratio
Closing Date through September 30, 2010	3.25:1.00
December 31, 2010 through September 30, 2011	3.00:1.00
December 31, 2011 and each fiscal quarter thereafter	2.75:1.00

(b)   Consolidated Fixed Charge Coverage Ratio. Permit the Consolidated Fixed Charge Coverage Ratio as of the end of any fiscal quarter of the Borrower to be less than the ratio set forth below opposite such fiscal quarter:

Four Fiscal Quarters Ending	Minimum Consolidated Fixed Charge Coverage Ratio

Closing Date through September 30, 2010	1.25:1.00
December 31, 2010 and each fiscal quarter thereafter	1.50:1.00

7.12   Amendments of Organization Documents

. Amend any of its Organization Documents in any way that has a material and adverse effect on the interests of the Lenders or the Administrative Agent.

7.13   Accounting Changes

. Make any change in (a) accounting policies or reporting practices that is not an acceptable change under GAAP or (b) fiscal year.

7.14   Prepayments, Etc. of Indebtedness

. Prepay, redeem, purchase, defease or otherwise satisfy prior to the scheduled maturity thereof in any manner, or make any payment in violation of any subordination terms of, the Senior Notes, any Indebtedness incurred under Section 7.02(j) or any Indebtedness subordinated in right of payment to the Obligations, except (a) refinancings and refundings of such Indebtedness in compliance with Section 7.02, (b) Indebtedness incurred pursuant to the proviso to clause (ii) of Section 7.02(j), (c) conversion of the Senior Notes into, or payment for any purchase of Senior Notes with, Equity Interests (other than Disqualified Equity Interests) of the Borrower and (d) prepayments, redemptions, purchases, defeasances or other satisfactions prior to maturity thereof so long as, (i) immediately before and immediately after giving pro forma effect thereto, the Borrower and its Subsidiaries shall have Liquidity of at least $200,000,000 and (ii) no Default has occurred and is continuing.

7.15   Amendment, Etc., of Indebtedness

. Except to the extent not materially adverse individually or in the aggregate to the interests of the Arrangers or Lenders, amend, modify or change in any manner any term or condition of any Indebtedness set forth in Schedule 7.02, except for any refinancing, refunding, renewal or extension thereof permitted by Section 7.02. Notwithstanding the foregoing, the Borrower shall not, nor shall it permit any Subsidiary to, increase the principal amount of Indebtedness outstanding as of the date hereof under the Pari Passu Indenture.

7.16   Foreign Holdcos

. In the case of any Foreign Holdco, engage in any business or activity other than (a) the ownership of CFCs, (b) maintaining its corporate existence, (c) participating in tax, accounting and other administrative activities as the parent of a CFC, (d) the execution and delivery of the Loan Documents to which it is a party and the performance of its obligations thereunder, (e) in the case of Ashland International Holdings, Inc., Valvoline International, Inc., Hercules Paper Holdings, Inc., AshOne C.V., Hercules Investments Sarl and any other Foreign Holdco existing on the Closing Date the continuation of activities being conducted by them on the Closing Date so long as there is no material change in the nature or material increase in the relative quantity of such activities thereafter, (f) the execution and delivery of a guaranty of the Senior Notes (*provided* that if the guaranty of such Foreign Holdco of the Obligations is limited then the guaranty of the Senior Notes will be limited in substantially the same manner) and (g) activities incidental to the businesses or activities described in clauses (a) through (f) of this Section.

7.17   Distribution Cap

. Notwithstanding anything to the contrary herein, make any (i) Disposition pursuant to Section 7.05(h), (ii) Restricted Payment pursuant to Section 7.06(f), or (iii) designation of an Unrestricted Subsidiary pursuant to Section 6.20, if at the time, after giving Pro Forma Effect to such Disposition, Restricted Payment or designation, as the case may be, (a) the sum of (x) all Dispositions made pursuant to Section 7.05(h), (y) all Restricted Payments made as Subsidiary Stock Distributions pursuant to Section 7.06(f), and (z) the Consolidated Total Assets of all Unrestricted Subsidiaries, exceeds 25% of the Borrower's Consolidated Total Assets at the time of determination (which determination shall be made by reference to Consolidated Total Assets as of the end of the fiscal quarter most recently ended for which the Borrower has delivered to the Lenders financial statements pursuant to Section 6.01) and (b) the sum of (x) all Restricted Payments made as Subsidiary Stock Distributions pursuant to Section 7.06(f) and (y) the Consolidated Total Assets of all Unrestricted Subsidiaries, exceeds 12.5% of the Borrower's Consolidated Total Assets at the time of determination (which determination shall be made by reference to Consolidated Total Assets as of the end of the fiscal quarter most recently ended for which the Borrower has delivered to the Lenders financial statements pursuant to Section 6.01).

ARTICLE VIII

EVENTS OF DEFAULT AND REMEDIES

8.01   Events of Default

. Any of the following occurring or existing on or after the Closing Date shall constitute an "Event of Default":

(a)   Non-Payment. The Borrower or any other Loan Party fails to (i) pay when and as required to be paid herein, any amount of principal of any Loan or any L/C Obligation or deposit any funds as Cash Collateral in respect of L/C Obligations, or (ii) pay within three Business Days after the same becomes due, any interest on any Loan or on any L/C Obligation, or any fee due hereunder, or (iii) pay within five Business Days after the same becomes due, any other amount payable hereunder or under any other Loan Document; or

(b)   Specific Covenants. (i) The Borrower fails to perform or observe any term, covenant or agreement contained in any of Section 6.01, 6.02, 6.03, 6.05(a), 6.10, 6.11, 6.21 or Article VII, (ii) any of the Guarantors fails to perform or observe any term, covenant or agreement contained in the Guaranty or (iii) any of the Loan Parties fails to perform or observe any term, covenant or agreement contained in the Security Agreement; or

(c)   Other Defaults. (i) The Borrower fails to perform or observe any term, covenant or agreement contained in either of Section 6.12 or 6.18 and such failure continues for 15 days following the earlier of (A) notice thereof to the Borrower from the Administrative Agent or any Lender; or (B) knowledge thereof by a Responsible Officer; or (ii) any Loan Party fails to perform or observe any other covenant or agreement (not specified in Section 8.01(a) or (b) above or clause (i) of this Section 8.01(c)) contained in any Loan Document on its part to be performed or observed and such failure continues for 30 days following the earlier of (A) notice thereof to the Borrower from the Administrative Agent or any Lender; or (B) knowledge thereof by a Responsible Officer; or

(d)   Representations and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Borrower or any other Loan Party in Article V, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect or misleading in any material respect (except that any representation and warranty that is qualified as to "materiality" or "Material Adverse Effect" shall be true and correct) when made or deemed made; or

(e)   <u>Cross-Default</u>. (i) Any Loan Party or any Subsidiary thereof (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise but only after any required notice, the expiration of any permitted grace period or both) in respect of the Senior Notes or any other Indebtedness or Guarantee (other than Indebtedness hereunder and Indebtedness under Swap Contracts) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount, or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, the effect of which default or other event (but only after any required notice, the expiration of any permitted grace period or both) is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Guarantee to become payable or cash collateral in respect thereof to be demanded; (ii) there occurs under any Swap Contract an Early Termination Date (as defined in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which a Loan Party or any Subsidiary thereof is the Defaulting Party (as defined in such Swap Contract) or (B) any Termination Event (as so defined) under such Swap Contract as to which a Loan Party or any Subsidiary thereof is an Affected Party (as so defined) and, in either event, the Swap Termination Value owed by such Loan Party or such Subsidiary as a result thereof is greater than the Threshold Amount; or (iii) there occurs a termination event or event of default under any Permitted Trade Receivables Facility when the amount outstanding (including undrawn committed or available amounts) thereunder exceeds the Threshold Amount, which termination event or event of default is not cured or waived within any applicable grace period.

(f)   <u>Insolvency Proceedings, Etc</u>. Any Loan Party or any Material Subsidiary thereof institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for 60 calendar days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for 60 calendar days, or an order for relief is entered in any such proceeding; or

(g)   <u>Inability to Pay Debts; Attachment</u>. (i) Any Loan Party or any Material Subsidiary thereof becomes unable or admits in writing its inability or fails generally to pay its debts as they become due, or (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within 30 days after its issue or levy; or

(h)   <u>Judgments</u>. There is entered against any Loan Party or any Material Subsidiary thereof (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding the Threshold Amount (to the extent not covered by independent third-party insurance as to which the insurer is rated at least "A" by A.M. Best Company, has been notified of the potential claim and does not dispute coverage), or (ii) any one or more non-monetary final judgments that have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of 10 consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(i)   ERISA. (i) An ERISA Event occurs with respect to a Pension Plan or Multiemployer Plan which, when taken together with all other ERISA Events or similar events with respect to Foreign Plans that have occurred, has resulted or would reasonably be expected to result in liability of the Borrower or any Subsidiary in an aggregate amount in excess of the Threshold Amount, (ii) the Borrower, any Subsidiary or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount in excess of the Threshold Amount, or (iii) a termination, withdrawal or noncompliance with applicable law or plan terms occurs with respect to Foreign Plans and such termination, withdrawal or noncompliance, when taken together with all other terminations, withdrawals or noncompliance with respect to Foreign Plans and ERISA Events that have occurred, has resulted or would reasonably be expected to result in liability of the Borrower or any Subsidiary in an aggregate amount in excess of the Threshold Amount; or

(j)   Invalidity of Loan Documents. Any provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or satisfaction in full of all the Obligations, ceases to be in full force and effect; or any Loan Party or any other Person acting on behalf of a Loan Party contests in any manner the validity or enforceability of any provision of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any provision of any Loan Document, or purports to revoke, terminate or rescind any provision of any Loan Document; or

(k)   Change of Control. There occurs any Change of Control; or

(l)   Collateral Documents. Any Collateral Document after delivery thereof pursuant to Section 4.01, 6.12 or 6.15 shall for any reason (other than pursuant to the terms hereof or thereof or solely as the result of acts or omissions by the Administrative Agent or any Lender) cease to create a valid and perfected first priority Lien (subject to Liens permitted by the applicable Collateral Document) on the Collateral purported to be covered thereby, except where the value of all such Collateral does not exceed $10,000,000 in the aggregate.

8.02   Remedies upon Event of Default

. If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions:

(a)   declare the commitment of each Lender to make Loans and any obligation of any L/C Issuer to make L/C Credit Extensions to be terminated, whereupon such commitments and obligation shall be terminated;

(b)   declare the unpaid principal amount of all outstanding Loans, all interest accrued and unpaid thereon, and all other amounts owing or payable hereunder or under any other Loan

Document to be immediately due and payable, without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Borrower;

(c)   require that the Borrower Cash Collateralize the L/C Obligations (in an amount equal to the then Outstanding Amount thereof); and

(d)   exercise on behalf of itself, the Lenders and the L/C Issuers all rights and remedies available to it, the Lenders and the L/C Issuers under the Loan Documents;

provided, *however*, that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy Code of the United States, the obligation of each Lender to make Loans and any obligation of any L/C Issuer to make L/C Credit Extensions shall automatically terminate, the unpaid principal amount of all outstanding Loans and all interest and other amounts as aforesaid shall automatically become due and payable, and the obligation of the Borrower to Cash Collateralize the L/C Obligations as aforesaid shall automatically become effective, in each case without further act of the Administrative Agent or any Lender.

8.03   Application of Funds

. After the exercise of remedies provided for in Section 8.02 (or after the Loans have automatically become immediately due and payable and the L/C Obligations have automatically been required to be Cash Collateralized as set forth in the proviso to Section 8.02), any amounts received on account of the Obligations shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Administrative Agent and amounts payable under Article III) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest and Letter of Credit Fees) payable to the Lenders and the L/C Issuers (including fees, charges and disbursements of counsel to the respective Lenders and the applicable L/C Issuer) arising under the Loan Documents and amounts payable under Article III, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit Fees and interest on the Loans, L/C Borrowings and other Obligations arising under the Loan Documents, ratably among the Lenders and the L/C Issuers in proportion to the respective amounts described in this clause Third payable to them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, L/C Borrowings and Obligations then owing under Secured Hedge Agreements, Secured Foreign Line of Credit Agreements and Secured Cash Management Agreements and to Cash Collateralize that portion of L/C Obligations comprised of the aggregate undrawn amount of Letters of Credit, ratably among the Lenders, the L/C Issuers, the Hedge Banks, the Foreign Line of Credit Banks and the Cash Management Banks in proportion to the respective amounts described in this clause Fourth held by them; and

Last, the balance, if any, after all of the Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by Law;

provided that the foregoing shall be subject to any obligation under the Collateral Documents to make payments to holders of the Pari Passu Notes (as defined in the Security Agreement).

Subject to <u>Section 2.03(c)</u>, amounts used to Cash Collateralize the aggregate undrawn amount of Letters of Credit pursuant to clause <u>Fifth</u> above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in the order set forth above.

Notwithstanding the foregoing, Obligations arising under Secured Cash Management Agreements, Foreign Line of Credit Agreements and Secured Hedge Agreements shall be excluded from the application described above if the Administrative Agent has not received written notice of such agreements prior to the time of application of the proceeds described above, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank, Foreign Line of Credit Bank or Hedge Bank, as the case may be. Each Cash Management Bank, Foreign Line of Credit Bank or Hedge Bank not a party to the Credit Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of <u>Article IX</u> hereof for itself and its Affiliates as if a "Lender" party hereto.

ARTICLE IX

ADMINISTRATIVE AGENT

9.01   <u>Appointment and Authority</u>

.

(a)   Each of the Lenders and each L/C Issuer hereby irrevocably appoints Bank of America to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent, the Lenders and the L/C Issuers, and neither the Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

(b)   The Administrative Agent shall also act as the "<u>collateral agent</u>" under the Loan Documents, and each of the Lenders (including in its capacities as a potential Hedge Bank and a potential Cash Management Bank) and each of the L/C Issuers hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender and such L/C Issuer for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Administrative Agent, as "collateral agent" and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to <u>Section 9.05</u> for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent), shall be entitled to the benefits of all provisions of this <u>Article IX</u> and <u>Article X</u> (including <u>Section 10.04(c)</u>, as though such co-agents, sub-agents and attorneys-in-fact were the "collateral agent" under the Loan Documents) as if set forth in full herein with respect thereto. The Administrative Agent shall release from the Lien of any Loan Document, without the consent or other action of the Lenders, property of the Loan Parties Disposed in a transaction permitted by the Loan Documents (other than in connection with any Disposition to another Loan Party).

9.02	Rights as a Lender

. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term "Lender" or "Lenders" shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

9.03	Exculpatory Provisions

. The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a)	shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b)	shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); *provided*, that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law;

(c)	shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity;

(d)	The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 10.01 and 8.02) or (ii) in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by the Borrower, a Lender or an L/C Issuer; and

(e)	The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Collateral Documents, (v) the value or the sufficiency of any Collateral, or (vi) the satisfaction of any condition set forth in <u>Article IV</u> or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

      9.04   <u>Reliance by Administrative Agent</u>

. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an L/C Issuer, the Administrative Agent may presume that such condition is satisfactory to such Lender or such L/C Issuer unless the Administrative Agent shall have received notice to the contrary from such Lender or such L/C Issuer prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

      9.05   <u>Delegation of Duties</u>

. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

      9.06   Resignation of Administrative Agent

. The Administrative Agent may at any time give notice of its resignation to the Lenders, the L/C Issuers and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may (but shall not be obligated to) on behalf of the Lenders and the L/C Issuers appoint a successor Administrative Agent meeting the qualifications set forth above; *provided* that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders or the L/C Issuers under any of the Loan Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (b) all payments, communications and determinations provided, to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and each L/C Issuer directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent's resignation hereunder and under the other Loan Documents, the provisions of this Article and Section 10.04 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

Any resignation by Bank of America as Administrative Agent pursuant to this Section shall also constitute its resignation as L/C Issuer, if applicable. Upon the acceptance of a successor's appointment as Administrative Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer, (ii) the retiring L/C Issuer shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, and (iii) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring L/C Issuer to effectively assume the obligations of the retiring L/C Issuer with respect to such Letters of Credit.

9.07   Non-Reliance on Administrative Agent and Other Lenders

. Each Lender and each L/C Issuer acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and each L/C Issuer also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

9.08   No Other Duties, Etc

. Anything herein to the contrary notwithstanding, none of the Bookrunners or Arrangers listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except (i) in its capacity, as applicable, as the Administrative Agent, a Lender or an L/C Issuer hereunder and (ii) in the case of the Arrangers, as specified in Sections 2.08(b)(ii), 4.01(a), (b), (f), 6.02, 6.17, 10.01 and 10.16.

9.09   Administrative Agent May File Proofs of Claim

. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or L/C Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise

(a)   to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, L/C Obligations and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the L/C Issuers and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the L/C Issuers and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the L/C Issuers and the Administrative Agent under Sections 2.03 (i) and (j), 2.08 and 10.04) allowed in such judicial proceeding; and

(b)   to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same in accordance with this Agreement;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and each L/C Issuer to make such payments to the Administrative Agent and, if the Administrative Agent shall consent to the making of such payments directly to the Lenders and the L/C Issuers, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.08 and 10.04.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or any L/C Issuer any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender any L/C Issuer to authorize the Administrative Agent to vote in respect of the claim of any Lender or any L/C Issuer or in any such proceeding.

9.10   Collateral and Guaranty Matters

. Each of the Lenders (including in its capacities as a potential Cash Management Bank and a potential Hedge Bank) and each of the L/C Issuers irrevocably authorize the Administrative Agent, at its option and in its discretion,

(a)   to release any Lien on any property granted to or held by the Administrative Agent under any Loan Document (i) upon termination of the Aggregate Commitments and payment in full of all Obligations (other than (A) contingent indemnification obligations and (B) obligations and liabilities under Secured Cash Management Agreements, Foreign Line of Credit Agreements and Secured Hedge Agreements as to which arrangements satisfactory to the applicable Cash Management Bank, Foreign Line of Credit Bank or Hedge Bank shall have been made) and the expiration or termination of all Letters of Credit (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the L/C Issuers shall have been made), (ii) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Loan Document, or (iii) if approved, authorized or ratified in writing in accordance with Section 10.01;

(b)   to release any Guarantor from its obligations under the Guaranty or Collateral Documents if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder;

(c)   to release any Guarantor from its obligations under the Guaranty or Collateral Documents if such Person ceases to be a Material Subsidiary (other than Ashland Licensing and Intellectual Property LLC and Ash GP LLC (in the case of Ash GP LLC, so long as Ash GP LLC is the general partner of AshOne C.V.)) as a result of a transaction permitted hereunder; and

(d)   to subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by <u>Section 7.01(i)</u>.

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent's authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this <u>Section 9.10</u>. In each case as specified in this <u>Section 9.10</u>, the Administrative Agent will, at the Borrower's expense and upon receipt of any certifications reasonably requested by the Administrative Agent in connection therewith, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest in such item, or to release such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Loan Documents and this <u>Section 9.10</u>.

9.11   <u>Secured Cash Management Agreements, Secured Foreign Line of Credit Agreements and Secured Hedge Agreements</u>

. No Cash Management Bank, Foreign Line of Credit Bank or Hedge Bank that obtains the benefits of <u>Section 8.03</u>, the Guaranty or any Collateral by virtue of the provisions hereof or of the Guaranty or any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this <u>Article IX</u> to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Cash Management Agreements, Secured Foreign Line of Credit Agreements and Secured Hedge Agreements unless the Administrative Agent has received written notice of such agreements prior to the time of application of the proceeds described above, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank, Foreign Line of Credit Bank or Hedge Bank, as the case may be.

ARTICLE X

MISCELLANEOUS

10.01   <u>Amendments, Etc</u>

. No amendment or waiver of any provision of this Agreement or any other Loan Document, and no consent to any departure by the Borrower or any other Loan Party therefrom, shall be effective unless in writing signed by the Required Lenders and the Borrower or the applicable Loan Party, as the case may be, and acknowledged by the Administrative Agent, and each such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given; *provided*, *however*, that no such amendment, waiver or consent shall:

(a)   waive any condition set forth in <u>Section 4.01</u> (other than <u>Section 4.01(b)(i)</u> or <u>(c)</u> and except as expressly set forth in <u>Section 4.01</u>), or, in the case of the initial Credit Extension, <u>Section 4.02</u>, without the written consent of each Lender;

(b)   extend or increase the Commitment of any Lender (or reinstate any Commitment terminated pursuant to <u>Section 8.02</u>) without the written consent of such Lender;

(c)   postpone any date fixed by this Agreement or any other Loan Document for (i) any payment (excluding mandatory prepayments) of principal, interest, fees or other amounts due to the Lenders (or any of them) hereunder or under such other Loan Document without the written consent of each Lender entitled to such payment or (ii) any scheduled reduction of any Facility hereunder or under any other Loan Document without the written consent of each Appropriate Lender;

(d)   reduce the principal of, or the rate of interest specified herein on, any Loan or L/C Borrowing, or (subject to clause (iv) of the second proviso to this Section 10.01) any fees or other amounts payable hereunder or under any other Loan Document without the written consent of each Lender entitled to such amount; *provided*, *however*, that only the consent of the Required Lenders shall be necessary to amend the definition of "Default Rate" or to waive any obligation of the Borrower to pay interest or Letter of Credit Fees at the Default Rate or (ii) to amend any financial covenant hereunder (or any defined term used therein) even if the effect of such amendment would be to reduce the rate of interest on any Loan or L/C Borrowing or to reduce any fee payable hereunder;

(e)   change Section 2.05(c), 2.12 or 8.03 in a manner that would alter the pro rata sharing of payments required thereby without the written consent of each Lender;

(f)   change any provision of this Section 10.01 or the definition of "Required Lenders" or any other provision hereof specifying the number or percentage of Lenders required to amend, waive or otherwise modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender;

(g)   release all or substantially all of the Collateral in any transaction or series of related transactions, without the written consent of each Lender;

(h)   release all or substantially all of the value of the Guaranty, without the written consent of each Lender, except to the extent the release of any Subsidiary from the Guaranty is permitted pursuant to Section 9.10 (in which case such release may be made by the Administrative Agent acting alone); or

(i)   impose any greater restriction on the ability of any Lender under a Facility to assign any of its rights or obligations hereunder without the written consent of each Lender directly adversely affected thereby;

and *provided*, *further*, that (i) no amendment, waiver or consent shall, unless in writing and signed by the L/C Issuers in addition to the Lenders required above, affect the rights or duties of the L/C Issuers under this Agreement or any Issuer Document relating to any Letter of Credit issued or to be issued by it; (ii) no amendment, waiver or consent shall, unless in writing and signed by the Administrative Agent in addition to the Lenders required above, affect the rights or duties of the Administrative Agent under this Agreement or any other Loan Document; and (iii) the Fee Letter may be amended, or rights or privileges thereunder waived, in a writing executed only by the parties thereto. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitment of such Lender may not be increased or extended without the consent of such Lender and (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender more adversely than other affected Lenders shall require the consent of such Defaulting Lender.

If any Lender does not consent to a proposed amendment, waiver, consent or release with respect to any Loan Document that requires the consent of each Lender and that has been approved by the Required Lenders, the Borrower may replace such non-consenting Lender in accordance with Section 10.13; *provided* that such amendment, waiver, consent or release can be effected as a result of the assignment contemplated by such Section (together with all other such assignments required by the Borrower to be made pursuant to this paragraph).

Notwithstanding anything to the contrary, any Loan Document may be waived, amended, supplemented or modified pursuant to an agreement or agreements in writing entered into by the Borrower and the Administrative Agent (without the consent of any Lender) solely to cure a defect or error, to grant a new Lien for the benefit of the Secured Parties or extend an existing Lien over additional property, to the extent necessary to secure Pari Passu Obligations (as such term is defined in the Security Agreement) on a pari passu basis.

10.02   Notices; Effectiveness; Electronic Communications

.

(a)   Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in subsection (b) below), all notices and other communications provided for herein or in connection with any Loan Document shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)   if to the Borrower, the Administrative Agent, to the address, telecopier number, electronic mail address or telephone number specified for such Person on Schedule 10.02; and

(ii)   if to any other Lender, to the address, telecopier number, electronic mail address or telephone number specified in its Administrative Questionnaire.

Notices and other communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices and other communications sent by telecopier shall be deemed to have been given when actually received (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices and other communications delivered through electronic communications to the extent provided in subsection (b) below shall be effective as provided in such subsection (b).

(b)   Electronic Communications. Notices and other communications to the Lenders and the L/C Issuers hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; *provided* that the foregoing shall not apply to notices to any Lender or any L/C Issuer pursuant to Article II if such Lender or such L/C Issuer, as applicable, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; *provided* that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender's receipt of an acknowledgement from the intended recipient (such as by the "return receipt requested" function, as available, return e-mail or other written acknowledgement); *provided* that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c)   The Platform. THE PLATFORM IS PROVIDED "AS IS" AND "AS AVAILABLE." THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Related Parties (collectively, the "Agent Parties") have any liability to the Borrower, any Lender, any L/C Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower's or the Administrative Agent's transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; *provided*, *however*, that in no event shall any Agent Party have any liability to the Borrower, any Lender, any L/C Issuer or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

(d)   Change of Address, Etc. Each of the Borrower and the Administrative Agent may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the other parties hereto. Each other Lender or each L/C Issuer may change its address, telecopier or telephone number for notices and other communications hereunder by notice to the Borrower and the Administrative Agent. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, telecopier number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender. Furthermore, each Public Lender agrees to cause at least one individual at or on behalf of such Public Lender to at all times have selected the "Private Side Information" or similar designation on the content declaration screen of the Platform in order to enable such Public Lender or its delegate, in accordance with such Public Lender's compliance procedures and applicable Law, including United States Federal and state securities Laws, to make reference to Borrower Materials that are not made available through the "Public Side Information" portion of the Platform and that may contain material non-public information with respect to the Borrower or its securities for purposes of United States Federal or state securities laws.

(e)   Reliance by Administrative Agent, L/C Issuers and Lenders. The Administrative Agent, the L/C Issuers and the Lenders shall be entitled to rely and act upon any notices (including telephonic Committed Loan Notices) purportedly given by or on behalf of the Borrower even if (i) such notices were not made in a manner specified herein, were incomplete or were not preceded or followed by any other form of notice specified herein, or (ii) the terms thereof, as understood by the recipient, varied from any confirmation thereof. The Borrower shall indemnify the Administrative Agent, each L/C Issuer, each

Lender and the Related Parties of each of them from all losses, costs, expenses and liabilities resulting from the reliance by such Person on each notice purportedly given by or on behalf of the Borrower. All telephonic notices to and other telephonic communications with the Administrative Agent may be recorded by the Administrative Agent, and each of the parties hereto hereby consents to such recording.

10.03   No Waiver; Cumulative Remedies; Enforcement

. No failure by any Lender, any L/C Issuer or the Administrative Agent to exercise, and no delay by any such Person in exercising, any right, remedy, power or privilege hereunder or under any other Loan Document shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided, and provided under each other Loan Document, are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

Notwithstanding anything to the contrary contained herein or in any other Loan Document, the authority to enforce rights and remedies hereunder and under the other Loan Documents against the Loan Parties or any of them shall be vested exclusively in, and all actions and proceedings at law in connection with such enforcement shall be instituted and maintained exclusively by, the Administrative Agent in accordance with Section 8.02 for the benefit of all the Lenders and the L/C Issuers; *provided*, *however*, that the foregoing shall not prohibit (a) the Administrative Agent from exercising on its own behalf the rights and remedies that inure to its benefit (solely in its capacity as Administrative Agent) hereunder and under the other Loan Documents, (b) each L/C Issuer from exercising the rights and remedies that inure to its benefit (solely in its capacity as L/C Issuer) hereunder and under the other Loan Documents, (c) any Lender from exercising setoff rights in accordance with Section 10.08 (subject to the terms of Section 2.12), or (d) any Lender from filing proofs of claim or appearing and filing pleadings on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law; and *provided*, *further*, that if at any time there is no Person acting as Administrative Agent hereunder and under the other Loan Documents, then (i) the Required Lenders shall have the rights otherwise ascribed to the Administrative Agent pursuant to Section 8.02 and (ii) in addition to the matters set forth in clauses (b), (c) and (d) of the preceding proviso and subject to Section 2.12, any Lender may, with the consent of the Required Lenders, enforce any rights and remedies available to it and as authorized by the Required Lenders.

10.04   Expenses; Indemnity; Damage Waiver

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(a)   Costs and Expenses. The Borrower shall pay (i) all reasonable and invoiced out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for the Administrative Agent), in connection with the syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and invoiced out-of-pocket expenses incurred by any L/C Issuer in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable and invoiced out-of-pocket expenses incurred by the Administrative Agent, any Lender or any L/C Issuer (including the fees, charges and disbursements of any counsel for the Administrative Agent, any Lender or any L/C Issuer), and shall pay all fees and time charges for attorneys who may be employees of the Administrative Agent, any Lender or any L/C Issuer, in connection with the enforcement, during an Event of Default, or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with Loans made or Letters of Credit issued hereunder, including all such reasonable and invoiced out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.

(b)   Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender and each L/C Issuer, and each Related Party of any of the foregoing Persons (each such Person being called an "Indemnitee") against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower or any other Loan Party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, or, in the case of the Administrative Agent (and any sub-agent thereof) and its Related Parties only, the administration of this Agreement and the other Loan Documents, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by any L/C Issuer to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence, Release, or threat of Release of Hazardous Materials at, on, under or from any property or facility owned or operated by the Borrower or any of its Subsidiaries, or any Environmental Liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any other Loan Party or any of the Borrower's or such Loan Party's directors, shareholders or creditors, and regardless of whether any Indemnitee is a party thereto; *provided* that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or such Indemnitee's Subsidiaries or the officers, directors, employees, agents, advisors and other representatives of such Indemnitee or its Subsidiaries or (y) result from a claim brought by the Borrower or any other Loan Party against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if the Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction.

(c)   Reimbursement by Lenders. To the extent that the Borrower for any reason fails to indefeasibly pay any amount required under subsection (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), any L/C Issuer or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), such L/C Issuer or such Related Party, as the case may be, such Lender's Applicable Percentage (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount; *provided* that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) or any L/C Issuer in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) or L/C Issuer in connection with such capacity. The obligations of the Lenders under this subsection (c) are subject to the provisions of Section 2.11(d).

(d)   Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof. No Indemnitee referred to in subsection (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnitee through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnitee as determined by a final and nonappealable judgment of a court of competent jurisdiction.

(e) <u>Payments</u>. All amounts due under this Section shall be payable not later than ten Business Days after demand therefor.

(f) <u>Survival</u>. The agreements in this Section shall survive the resignation of the Administrative Agent, the replacement of any Lender or any L/C Issuer, the termination of the Aggregate Commitments and the repayment, satisfaction or discharge of all the other Obligations.

10.05 <u>Payments Set Aside</u>

. To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent, any L/C Issuer or any Lender, or the Administrative Agent, any L/C Issuer or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent, such L/C Issuer or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender and each L/C Issuer severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Rate from time to time in effect. The obligations of the Lenders and the L/C Issuers under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

10.06 <u>Successors and Assigns</u>

.

(a) <u>Successors and Assigns Generally</u>. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that neither the Borrower nor any other Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an assignee in accordance with the provisions of <u>Section 10.06(b)</u>, (ii) by way of participation in accordance with the provisions of <u>Section 10.06(d)</u>, or (iii) by way of pledge or assignment of a security interest subject to the restrictions of <u>Section 10.06 (f)</u> (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in subsection (d) of this Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the L/C Issuers and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b)   Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment(s) and the Loans (including for purposes of this Section 10.06(b), participations in L/C Obligations) at the time owing to it); *provided* that any such assignment shall be subject to the following conditions:

(i)   Minimum Amounts.

(A)   in the case of an assignment of the entire remaining amount of the assigning Lender's Commitment under any Facility and the Loans at the time owing to it under such Facility or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and

(B)   in any case not described in subsection (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment, determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if "Trade Date" is specified in the Assignment and Assumption, as of the Trade Date, shall not be less than $5,000,000, in the case of any assignment in respect of the Revolving Credit Facility or $1,000,000, in the case of any assignment in respect of the Term A Facility, unless each of the Administrative Agent and, so long as no Event of Default has occurred and is continuing, the Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed); provided, however, that concurrent assignments to members of an Assignee Group and concurrent assignments from members of an Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group) will be treated as a single assignment for purposes of determining whether such minimum amount has been met;

(ii)   Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender's rights and obligations under any Facility with respect to the Loans or the Commitment assigned;

(iii)   Required Consents. No consent shall be required for any assignment except to the extent required by subsection (b)(i)(B) of this Section and, in addition:

(A)   the consent of the Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (1) an Event of Default has occurred and is continuing at the time of such assignment, (2) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund or (3) such assignment is made by an Arranger during the primary syndication;

(B)   the consent of the Administrative Agent (such consent not to be unreasonably withheld or delayed) shall be required for assignments in respect of (1) any Term A Commitment, Revolving Credit Commitment or Revolving Credit Loans if such assignment is to a Person that is not a Lender with a Commitment in respect of the applicable Facility, an Affiliate of such Lender or an Approved Fund with respect to such Lender or (2) any Term A Loan to a Person that is not a Lender, an Affiliate of a Lender or an Approved Fund; and

(iv)   Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee in the amount of $2,500; *provided*, *however*, that in the event of five or more concurrent assignments to members of the same Assignee Group (which may be effected by a suballocation of an assigned amount among members of such Assignee Group) or five or more concurrent assignments by members of the same Assignee Group to a single Eligible Assignee (or to an Eligible Assignee and members of its Assignee Group), commencing with the fifth such concurrent assignment or suballocation and continuing for each such concurrent assignment or suballocation thereafter, the processing and recordation fee will be $3,000; and *provided*, *further*, that that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire.

(v)   No Assignment to Borrower. No such assignment shall be made to the Borrower or any of the Borrower's Affiliates or Subsidiaries.

(vi)   No Assignment to Natural Persons. No such assignment shall be made A) to a natural person or (B) to any Defaulting Lender or any of its Affiliates, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (A) or (B).

(vii)   Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit in accordance with its Applicable Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable Law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to subsection (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender's rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 3.01, 3.04, 3.05 and 10.04 with respect to facts and circumstances occurring prior to the effective date of such assignment. Upon request, the Borrower (at its expense) shall execute and deliver a Note to the assignee Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this subsection shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 10.06(d).

(c)   Register. The Administrative Agent, acting solely for this purpose as an agent of the Borrower, shall maintain at the Administrative Agent's Office a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans and L/C Obligations owing to, each Lender pursuant to the terms hereof from time to time (the "Register"). The entries in the Register shall be conclusive, and each Loan Party, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. In addition, the Administrative Agent shall maintain on the Registrar information regarding the designation, and revocation of designation, of any Lender as a Defaulting Lender. The Register shall be available for inspection by a Loan Party and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(d)   Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural person, a Defaulting Lender or the Borrower or any of the Borrower's Affiliates or Subsidiaries) (each, a "Participant") in all or a portion of such Lender's rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans (including such Lender's participations in L/C Obligations) owing to it); *provided* that (i) such Lender's obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Loan Parties, the Administrative Agent, the Lenders and the L/C Issuers shall continue to deal solely and directly with such Lender in connection with such Lender's rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; *provided* that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, waiver or other modification described in the first proviso to Section 10.01 that affects such Participant. Subject to subsection (e) of this Section, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 3.01, 3.04 and 3.05 to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.06(b). To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender; *provided* such Participant agrees to be subject to Section 2.12 as though it were a Lender. Each Lender shall maintain a register of the names, addresses, and interests of the Participants to which such Lender has sold participations.

(e)   Limitations upon Participant Rights. A Participant shall not be entitled to receive any greater payment under Section 3.01 or 3.04 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower's prior written consent. A Participant that would be a Foreign Lender if it were a Lender shall not be entitled to the benefits of Section 3.01 unless the Borrower is notified of the participation sold to such Participant and such Participant agrees, for the benefit of the Borrower, to comply with Section 3.01 (e) as though it were a Lender.

(f)   Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; *provided* that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(g)   Resignation as L/C Issuer after Assignment. Notwithstanding anything to the contrary contained herein, if at any time any L/C Issuer assigns all of its Revolving Credit Commitment and Revolving Credit Loans pursuant to Section 10.06(b), such L/C Issuer may, upon 30 days' notice to the Borrower and the Lenders, resign as L/C Issuer, if applicable. In the event of any such resignation as L/C Issuer, the Borrower shall be entitled to appoint from among the Lenders a successor L/C Issuer hereunder; *provided, however*, that no failure by the Borrower to appoint any such successor shall affect the resignation of such retiring L/C Issuer as L/C Issuer, as the case may be. If any L/C Issuer resigns as L/C Issuer, it shall retain all the rights, powers, privileges and duties of L/C Issuer hereunder with respect to all Letters of Credit outstanding as of the effective date of its resignation as L/C Issuer and all L/C Obligations with respect thereto (including the right to require the Lenders to make Base Rate Loans or fund risk participations in Unreimbursed Amounts pursuant to Section 2.03(c)). Upon the appointment of a successor L/C Issuer, (a) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring L/C Issuer, and (b) the successor L/C Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to such retiring L/C Issuer to effectively assume the obligations of such retiring L/C Issuer with respect to such Letters of Credit.

10.07   Treatment of Certain Information; Confidentiality

. Each of the Administrative Agent, the Lenders and the L/C Issuers agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates' respective partners, directors, officers, employees, agents, trustees, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) with the consent of the Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, any Lender, any L/C Issuer or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower.

For purposes of this Section, "Information" means all information received from any Loan Party or any Subsidiary thereof relating to any Loan Party or any Subsidiary thereof or their respective businesses, other than any such information that is available to the Administrative Agent, any Lender or any L/C Issuer on a nonconfidential basis prior to disclosure by any Loan Party or any Subsidiary thereof; *provided* that, in the case of information received from a Loan Party or any such Subsidiary after the Closing Date, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

Each of the Administrative Agent, the Lenders and the L/C Issuers acknowledges that (a) the Information may include material non-public information concerning the Borrower or a Subsidiary, as the case may be, (b) it has developed compliance procedures regarding the use of material non-public information and (c) it will handle such material non-public information in accordance with applicable Law, including United States Federal and state securities Laws.

10.08   Right of Setoff

. If an Event of Default shall have occurred and be continuing, each Lender, each L/C Issuer and each of their respective Affiliates is hereby authorized at any time and from time to time, after obtaining the prior written consent of the Administrative Agent, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, such L/C Issuer or any such Affiliate to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender or such L/C Issuer, irrespective of whether or not such Lender or such L/C Issuer shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch or office of such Lender or such L/C Issuer different from the branch or office holding such deposit or obligated on such indebtedness; provided, that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.14 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, each L/C Issuer and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, such L/C Issuer or their respective Affiliates may have. Each Lender and each L/C Issuer agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application; *provided* that the failure to give such notice shall not affect the validity of such setoff and application.

10.09   Interest Rate Limitation

. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable Law (the "Maximum Rate"). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable Law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

10.10   Counterparts; Integration; Effectiveness

. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof; *provided* that the provisions of the Commitment Letter that survive the execution and delivery of this Agreement (as set forth in paragraph 7 thereof) shall survive in accordance with the terms of the Commitment Letter (*provided* that paragraph 2 of the Commitment Letter shall also survive) and shall not be superseded by this Agreement. This Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopy or other electronic imaging means shall be effective as delivery of a manually executed counterpart of this Agreement.

10.11   Survival of Representations and Warranties

. All representations and warranties made hereunder and in any other Loan Document or other document delivered pursuant hereto or thereto or in connection herewith or therewith shall survive the execution and delivery hereof and thereof. Such representations and warranties have been or will be relied upon by the Administrative Agent and each Lender, regardless of any investigation made by the Administrative Agent or any Lender or on their behalf and notwithstanding that the Administrative Agent or any Lender may have had notice or knowledge of any Default at the time of any Credit Extension, and shall continue in full force and effect as long as any Loan or any other Obligation hereunder shall remain unpaid or unsatisfied or any Letter of Credit shall remain outstanding.

10.12   Severability

. If any provision of this Agreement or the other Loan Documents is held to be illegal, invalid or unenforceable, (a) the legality, validity and enforceability of the remaining provisions of this Agreement and the other Loan Documents shall not be affected or impaired thereby and (b) the parties shall endeavor in good faith negotiations to replace the illegal, invalid or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the illegal, invalid or unenforceable provisions. The invalidity of a provision in a particular jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Without limiting the foregoing provisions of this Section 10.12, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited by Debtor Relief Laws, as determined in good faith by the Administrative Agent or the L/C Issuer, as applicable, then such provisions shall be deemed to be in effect only to the extent not so limited.

10.13   Replacement of Lenders

. If any Lender requests compensation under Section 3.04, or if the Borrower is required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 3.01, if any Lender is a Defaulting Lender or if any other circumstance exists hereunder that gives the Borrower the right to replace a Lender as a party hereto, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.06), all of its interests, rights and obligations under this Agreement and the related Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); *provided* that:

(a)   the Borrower shall have paid to the Administrative Agent the assignment fee specified in Section 10.06(b);

(b)   such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and L/C Advances, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 3.05) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts);

(c)   in the case of any such assignment resulting from a claim for compensation under Section 3.04 or payments required to be made pursuant to Section 3.01, such assignment will result in a reduction in such compensation or payments thereafter; and

(d)   such assignment does not conflict with applicable Laws.

A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply.

10.14   Governing Law; Jurisdiction; Etc

.

(a)   GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

(b)   SUBMISSION TO JURISDICTION. THE BORROWER IRREVOCABLY AND UNCONDITIONALLY SUBMITS, FOR ITSELF AND ITS PROPERTY, TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK SITTING IN NEW YORK COUNTY AND OF THE UNITED STATES DISTRICT COURT OF THE SOUTHERN DISTRICT OF NEW YORK, AND ANY APPELLATE COURT FROM ANY THEREOF, IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, OR FOR RECOGNITION OR ENFORCEMENT OF ANY JUDGMENT, AND EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY AGREES THAT ALL CLAIMS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH NEW YORK STATE COURT OR, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, IN SUCH FEDERAL COURT. EACH OF THE PARTIES HERETO AGREES THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. NOTHING IN THIS AGREEMENT OR IN ANY OTHER LOAN DOCUMENT SHALL AFFECT ANY RIGHT THAT THE ADMINISTRATIVE AGENT, ANY LENDER OR ANY L/C ISSUER MAY OTHERWISE HAVE TO BRING ANY ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT AGAINST THE BORROWER OR ANY OTHER LOAN PARTY OR ITS PROPERTIES IN THE COURTS OF ANY JURISDICTION.

(c)   WAIVER OF VENUE. THE BORROWER AND EACH OTHER LOAN PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT IN ANY COURT REFERRED TO IN PARAGRAPH (B) OF THIS SECTION. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF SUCH ACTION OR PROCEEDING IN ANY SUCH COURT.

(d)   SERVICE OF PROCESS. EACH PARTY HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS IN THE MANNER PROVIDED FOR NOTICES IN SECTION 10.02. NOTHING IN THIS AGREEMENT WILL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW.

10.15   <u>WAIVER OF JURY TRIAL</u>

. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

10.16   <u>No Advisory or Fiduciary Responsibility</u>

. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower acknowledges and agrees, and acknowledges its Affiliates' understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent and the Arrangers are arm's-length commercial transactions between the Borrower and its Affiliates, on the one hand, and the Administrative Agent and the Arrangers, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Administrative Agent and the Arrangers each is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) neither the Administrative Agent nor the Arrangers has any obligation to the Borrower or any of its Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; and (iii) the Administrative Agent and the Arrangers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and its Affiliates, and neither the Administrative Agent nor the Arrangers has any obligation to disclose any of such interests to the Borrower or its Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Administrative Agent and the Arrangers with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

10.17   <u>Electronic Execution of Assignments and Certain Other Documents</u>

. The words "execution," "signed," "signature," and words of like import in any Assignment and Assumption or in any amendment or other modification hereof (including waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

10.18   <u>USA PATRIOT Act</u>

.   Each Lender that is subject to the Act (as hereinafter defined) and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the "Act"), it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the Act. The Borrower shall, promptly following a request by the Administrative Agent or any Lender, provide all documentation and other information that the Administrative Agent or such Lender requests in order to comply with its ongoing obligations under applicable "know your customer" and anti-money laundering rules and regulations, including the Act.

    10.19   Release and Reinstatement of Collateral

.

    (a)   Notwithstanding anything to the contrary contained in this Agreement, any Loan Document or any other document executed in connection herewith and so long as no Default has occurred and is continuing, after the Borrower's corporate family rating achieves an Investment Grade Rating, all Collateral and the Collateral Documents shall be released automatically and terminated without any further action. In connection with the foregoing, the Administrative Agent shall, at Borrower's expense and at the Borrower's request, promptly execute and file in the appropriate location and deliver to Borrower and each such Guarantor or Guarantor's designee such termination and full or partial release statements or confirmation thereof, as applicable, and do such other things as are necessary to release the liens to be released pursuant hereto promptly upon the effectiveness of any such release.

(b)   Notwithstanding clause (a) above, if the Borrower's corporate family rating falls below both BBB- (stable outlook) by Standard & Poor's Rating Group and Baa3 (stable outlook) by Moody's Investors Service, all Collateral and Collateral Documents shall be reinstated and all actions reasonably necessary to perfect the security interests in the Collateral, substantially consistent with such actions taken as of the Closing Date, in form and substance satisfactory to the Administrative Agent, shall be taken within 60 days of such event, which 60 day period may be extended by the Administrative Agent in its sole discretion.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ASHLAND INC., as Borrower

By: /s/ J. Kevin Willis
 Name: J. Kevin Willis
 Title: Treasurer

BANK OF AMERICA, N.A., as
Administrative Agent and Collateral Agent

By: /s/ Henry Pennell
Name: Henry Pennell
Title: Vice President

-2-

BANK OF AMERICA, N.A., as a Lender

By: /s/ Irene Bertozzi Bartenstein
     Name: Irene Bertozzi Bartenstein
     Title: Senior Vice President

THE BANK OF NOVA SCOTIA, as a Lender
and Syndication Agent

By: /s/ David Schwartzbard
    Name: David Schwartzbard
    Title: Director

-4-

Scotiabanc Inc., as a Lender

By: /s/ H. Third
       Name: H. Third
       Title: Director

U.S. Bank, as a Lender

By: /s/ Christine L. Wagner
         Name: Christine L. Wagner
         Title: Vice President

PNC Bank, National Association, as a Lender

By: /s/ C. Joseph Richardson
    Name: C. Joseph Richardson
    Title: Senior Vice President

Citibank, N.A., as a Lender

By: /s/   Joronne Jeter
      Name: Joronne Jeter
      Title: Vice President

Sun Trust Bank, as a Lender

By: /s/ Michael Silverman

      Name: Michael Silverman
      Title: Managing Director

Crédit Agricole Corporate and Investment Bank,
as a Lender

By: /s/ Blake Wright
    Name: Blake Wright
    Title: Managing Director

By: /s/ Joe Philbin
    Name: Joe Philbin
    Title: Director

Compass Bank, as a Lender

By: /s/ Stuart Murray
      Name: Stuart Murray
      Title: Senior Vice President

The Royal Bank of Scotland plc, as a Lender

By: /s/ Philippe Sandmeier
      Name: Philippe Sandmeier
      Title: Managing Director

Deutsche Bank Trust Company Americas, as a Lender

By: /s/ Marcus M. Tarkington
    Name: Marcus M. Tarkington
    Title: Director

By: /s/ Paul O'Leary
    Name: Paul O'Leary
    Title: Director

FIFTH THIRD BANK, as a Lender

By: /s/   Megan S. Szewc

      Name: Megan S. Szewc
      Title: Vice President

JPMorgan Chase Bank, N.A., as a Lender

By: /s/ Robert S. Sheppard
     Name: Robert S. Sheppard
     Title: Vice President

-15-

Wells Fargo National Association, as a Lender

By: /s/ David Corts
     Name: David Corts
     Title: Vice President

The Huntington National Bank, as a Lender

By: /s/ Joe Tonges

Name: Joe Tonges
Title: Assistant Vice President

-17-

RAYMOND JAMES BANK, FSB, as a Lender

By: /s/ Joseph A. Ciccolini
     Name: Joseph A. Ciccolini
     Title: Vice President - Senior Corporate Banker

THE BANK OF NEW YORK MELLON,
as a Lender

By: /s/ William M. Feathers
      Name: William M. Feathers
      Title: Vice President

Siemens Financial Services, Inc., as a Lender

By: /s/ David Kantes
_____
Name: David Kantes
Title: Senior Vice President and
Chief Risk Officer

By: /s/ Carol Walters
_____
Name: Carol Walters
Title: Vice President - Documentation

Branch Banking and Trust Company, as a Lender

By: /s/ Richard L. Keever

Name: Richard L. Keever
Title: Senior Vice President

-21-

The Northern Trust Company, as a Lender

By: /s/ Jeffrey P. Sullivan
     Name: Jeffrey P. Sullivan
     Title: Vice President

Capital One Leverage Finance Corp., as a Lender

By: /s/ Paul Dellova
     Name: Paul Dellova
     Title: Senior Vice President

HSBC Bank USA, National Association

By: /s/ Robert J. McArdle
     Name: Robert J. McArdle
     Title: First Vice President

-24-

RZB Finance LLC, as a Lender

By: /s/ John A. Valiska
    Name: John A. Valiska
    Title: First Vice President

By: /s/ Christoph Hoedl
    Name: Christoph Hoedl
    Title: First Vice President

-25-

East West Bank, as a Lender

By: /s/ Nancy A. Moore

Name: Nancy A. Moore
Title: Senior Vice President

The Bank of East Asia, Ltd., New York Branch,
as a Lender

By: /s/ Kenneth Pettis
    Name: Kenneth Pettis
    Title: Senior Vice President

By: /s/ Kitty Sin
    Name: Kitty Sin
    Title: Senior Vice President

California First National Bank, as a Lender

By: /s/ D.N. Lee
Name: D.N. Lee
Title: Senior Vice President

-28-

EXHIBIT 10.2

AMENDED AND RESTATED TRANSFER AND ADMINISTRATION AGREEMENT

Dated as of March 31, 2010

by and among

CVG CAPITAL II LLC,

ASHLAND INC.
and each other entity from time to time party hereto
as an Originator, as Originators

ASHLAND INC.,
as initial Servicer,

LIBERTY STREET FUNDING LLC,
MARKET STREET FUNDING LLC
and **THREE PILLARS FUNDING LLC,**
as Conduit Investors and Uncommitted Investors

THE BANK OF NOVA SCOTIA,
as Agent, a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor

PNC BANK, NATIONAL ASSOCIATION,
as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor

SUNTRUST BANK,
as a Letter of Credit Issuer and a Committed Investor

SUNTRUST ROBINSON HUMPHREY, INC.,
as a Managing Agent and Administrator

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as a Letter of Credit Issuer, a Managing Agent and a Committed Investor

THE BANK OF NOVA SCOTIA,
as Structuring Agent

and

THE VARIOUS INVESTOR GROUPS, MANAGING AGENTS, LETTER OF CREDIT ISSUERS AND ADMINISTRATORS FROM TIME TO TIME PARTIES HERETO

TABLE OF CONTENTS

TABLE OF CONTENTS

Exhibits

This **AMENDED AND RESTATED TRANSFER AND ADMINISTRATION AGREEMENT** (this "Agreement"), dated as of March 31, 2010, by and among:

(1)   **CVG CAPITAL II LLC**, a Delaware limited liability company (the "SPV");

(2)   **ASHLAND INC.**, a Kentucky corporation ("Ashland") and each other entity from time to time party hereto as an "Originator" pursuant to a joinder agreement in form and substance acceptable to the Agent (each, an "Originator" and collectively, the "Originators");

(3)   **ASHLAND INC.**, a Kentucky corporation, as initial Servicer;

(4)   **LIBERTY STREET FUNDING LLC**, a Delaware limited liability company ("Liberty Street"), **MARKET STREET FUNDING, LLC,** a Delaware limited liability company ("Market Street") and **THREE PILLARS FUNDING LLC**, a Delaware limited liability company ("Three Pillars"), as Conduit Investors and Uncommitted Investors;

(5)   **THE BANK OF NOVA SCOTIA**, ("Scotia"), as the Agent, a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor;

(6)   **PNC BANK, NATIONAL ASSOCIATION** ("PNC"), as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor;

(7)   **SUNTRUST BANK** ("SunTrust"), as a Letter of Credit Issuer and a Committed Investor;

(8)   **SUNTRUST ROBINSON HUMPHREY, INC**. ("STRH"), as a Managing Agent and Administrator;

(9)   **WELLS FARGO BANK, NATIONAL ASSOCIATION** ("Wells Fargo"), as a Letter of Credit Issuer, a Managing Agent and a Committed Investor; and

(10)   the various Investor Groups, Managing Agents, Letter of Credit Issuers and Administrators from time to time parties hereto.

RECITALS

WHEREAS, certain of the parties hereto (the "Original Parties") previously entered into that certain Transfer and Administration Agreement (the "Original Agreement"), dated as of November 13, 2008, pursuant to which the Investors agreed to extend financing to the SPV upon the terms and subject to the conditions set forth therein; and

WHEREAS, the parties hereto desire to amend and restate the Original Agreement to (i) permit Bank of America, National Association ("Bank of America") to resign as the Agent, a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor and permit YC SUSI Trust to resign as a Conduit Investor and Uncommitted Investor upon repayment of all amounts due and owing to Bank of America and YC SUSI Trust as more fully described herein, (ii) appoint Scotia as the successor Agent upon resignation of Bank of America, (iii) add each of PNC, SunTrust, STRH and Wells Fargo as Letter of Credit Issuers,

Managing Agents, Committed Investors and Administrators, as applicable, (iv) add Market Street and Three Pillars as Conduit Investors and Uncommitted Investors and (iv) make certain additional changes as provided herein.

NOW, THEREFORE, based upon the foregoing Recitals, the mutual premises and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

"Administrators" means the Liberty Street Administrator, the Market Street Administrator, the Three Pillars Administrator and any other Person that becomes a party to this Agreement as an "Administrator".

"Adverse Claim" means a Lien on any Person's assets or properties in favor of any other Person; *provided* that "Adverse Claim" shall not include any "precautionary" financing statement filed by any Person not evidencing any such Lien.

"Affected Assets" means, collectively, (a) the Receivables, (b) the Related Security, (c) with respect to any Receivable, all rights and remedies of the SPV under the First Tier Agreement, together with all financing statements filed by the SPV against the Originators in connection therewith, and (d) all proceeds of the foregoing.

"Affiliate" means, as to any Person, any other Person which, directly or indirectly, owns, is in control of, is controlled by, or is under common control with such Person, in each case whether beneficially, or as a trustee, guardian or other fiduciary. A Person shall be deemed to control another Person if the controlling Person possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of the other Person, whether through the ownership of voting securities or membership interests, by contract, or otherwise.

"Agent" means Scotia, in its capacity as agent for the Secured Parties, and any successor thereto appointed pursuant to Article X.

"Agents" means, collectively, the Managing Agents and the Agent.

"Agent-Related Persons" means, with respect to any Managing Agent or the Agent, such Person together with its Affiliates, and the officers, directors, employees, agents and attorneys-in-fact of such Persons and their respective Affiliates.

"Aggregate Unpaid Balance" means, as of any date of determination, the sum of the Unpaid Balances of all Receivables which constitute Eligible Receivables as of such date of determination.

"Aggregate Unpaids" means, at any time, an amount equal to the sum of (a) the aggregate unpaid Yield accrued and to accrue through the end of all Rate Periods (or calendar month for Portions of Investment with daily Rate Periods) in existence at such time, (b) the Net Investment at such time and (c) all other amounts owed (whether or not then due and payable) hereunder and under the other Transaction Documents by the SPV and each Originator to the Agent, the Managing Agents, the Administrators, the Investors or the Indemnified Parties at such time.

"Agreement" is defined in the Preamble.

"Alternate Rate" is defined in Section 2.4.

"Ashland" is defined in the Preamble.

"Ashland Credit Agreement" means the Credit Agreement, dated as of March 31, 2010, among Ashland, as borrower, Bank of America, as administrative agent, Scotia, as syndication agent, each lender from time to time party thereto, Banc of America Securities LLC and Scotia, as joint lead arrangers and joint book managers, and each of SunTrust Bank, Citibank, N.A., PNC Bank, National Association and U.S. Bank National Associatoin, as co-documentation agents.

"Asset Interest" is defined in Section 2.1(b).

"Assignment Amount" means, with respect to a Committed Investor at the time of any assignment pursuant to Section 3.1, an amount equal to the least of (a) such Committed Investor's Pro Rata Share of the Net Investment requested by the Uncommitted Investor in its Investor Group to be assigned at such time; (b) such Committed Investor's unused Commitment (minus the sum of (i) the unrecovered principal amount of such Committed Investor's investments in the Asset Interest pursuant to the Program Support Agreement to which it is a party and (ii) such Committed Investor's Pro Rata Share of the applicable Investor Group Percentage of the Letter of Credit Liability); and (c) in the case of an assignment on or after the applicable Conduit Investment Termination Date, an amount equal to (A) the sum of such Committed Investor's Pro Rata Share of the Investor Group Percentage of (i) the aggregate Unpaid Balance of the Receivables (other than Defaulted Receivables), plus (ii) all Collections received by the Servicer but not yet remitted by the Servicer to the Investors, plus (iii) any amounts in respect of Deemed Collections required to be paid by the SPV at such time minus (B) such Committed Investor's Pro Rata Share of the applicable Investor Group Percentage of the Letter of Credit Liability.

"Assignment and Assumption Agreement" means an Assignment and Assumption Agreement substantially in the form of Exhibit A.

"Assignment Date" is defined in Section 3.1(a).

"Assignment of Claims Acts" means the provisions of United States Code, 31 U.S.C. § 3727 and 41 U.S.C. § 15, and any similar Laws of any other jurisdiction.

"Attributable Indebtedness" means, on any date, but without duplication, (a) in respect of any Capitalized Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP, (b) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease or similar payments under the relevant lease or other applicable agreement or instrument that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease or other agreement or instrument were accounted for as a Capitalized Lease and (c) all Synthetic Debt of such Person.

"Auto-Extension Letter of Credit" is defined in Section 2.17(b)(iii).

"Available Commitment" means, as of any date of determination, the lesser of (a) the Maximum Commitment and (b) the Net Pool Balance less the Required Reserves.

"Bank of America" is defined in the Recitals.

"Bankruptcy Code" means the Bankruptcy Reform Act of 1978, 11 U.S.C. §§ 101 et seq.

"Base Rate" is defined in Section 2.4.

"Blocked Account" means an account and any associated lock-box maintained by the Servicer at a Blocked Account Bank for the purpose of receiving Collections (other than Collections on Foreign Currency Receivables), set forth in Schedule 4.1 (r), or any account added as a Blocked Account pursuant to and in accordance with Section 4.1(r) and which, if not maintained at and in the name of the Agent, is subject to a Blocked Account Agreement.

"Blocked Account Agreement" means a deposit account control agreement among the Servicer, the Agent and a Blocked Account Bank, in form and substance reasonably acceptable to the Agent, including any amendments thereto.

"Blocked Account Bank" means each of the banks set forth in Schedule 4.1(r), as such Schedule 4.1(r) may be modified pursuant to Section 4.1(r).

"Business Day" means any day excluding Saturday, Sunday, any day on which banks in New York, New York or Atlanta, Georgia, are authorized or required by law to close and any day in which the United States bond markets are authorized or required by law to close, and, when used with respect to the determination of any Offshore Rate or any notice with respect thereto, any such day which is also a day for trading by and between banks in United States dollar deposits in the London interbank market.

"Capital Expenditures" means, with respect to any Person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding normal replacements and maintenance which are properly charged to current operations). For purposes of this definition, the purchase price of equipment that is purchased simultaneously with the trade-in of existing equipment or with insurance proceeds shall be included in Capital Expenditures only to the extent of the gross amount by which such purchase price exceeds the credit granted by the seller of such equipment for the equipment being traded in at such time or the amount of such insurance proceeds, as the case may be.

"Capitalized Lease" of a Person means any lease of property by such Person as lessee which would be capitalized on a balance sheet of such Person prepared in accordance with GAAP.

"Cash Capital Expenditure" means a Capital Expenditure that is not made (a) by means of a Capitalized Lease or (b) with the proceeds of Indebtedness that are not the proceeds of Revolving Credit Loans (as defined in the Ashland Credit Agreement).

"Cash Collateralize" means to pledge and deposit with or deliver to the Agent, for the benefit of the Letter of Credit Issuers and the Investors, as collateral for the Letter of Credit Liability, cash or deposit account balances in Dollars pursuant to documentation in form and substance satisfactory to Agent and the Letter of Credit Issuers. Derivatives of such term have corresponding meanings.

"Cash Equivalents" has the meaning assigned to such term in the Ashland Credit Agreement.

"Casting Solutions Business" means the business of supplying consumables (such as binders, coatings, additives, filters and sleeves) to the metal castings industry and related businesses as currently operated by Ashland's Castings Solutions business unit.

"Change of Control" means:

(a)   the failure of Ashland to own, free and clear of any Adverse Claim and on a fully diluted basis, 100% of the membership interests of the SPV;

(b)   the failure of Ashland to own, directly or indirectly, free and clear of any Adverse Claim and on a fully diluted basis, at least 100% of the outstanding shares of voting stock or other equity interests of each other Originator; or

(c)   an event or series of events by which:

(i)   any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an "option right")), directly or indirectly, of 35% or more of the equity securities of Ashland, entitled to vote for members of the board of directors or equivalent governing body of Ashland, on a fully-diluted basis (and taking into account all such securities that such "person" or "group" has the right to acquire pursuant to any option right);

(ii)   during any period of twenty-four (24) consecutive months, a majority of the members of the board of directors or other equivalent governing body of Ashland ceases to be composed of individuals (A) who were members of that board or equivalent governing body on the first day of such period, (B) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (A) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body or (C) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (A) and (B) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, in the case of both clause (B) and clause (C), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors on behalf of or at the direction of the board of directors); or

(iii) a "change of control" or any comparable term under, and as defined in, the Ashland Credit Agreement or other Indebtedness exceeding $65,000,000 shall have occurred.

"Charged-Off Receivable" means a Receivable (a) as to which the Obligor thereof has become the subject of any Event of Bankruptcy, (b) which has been identified by the SPV, any Originator or the Servicer as uncollectible, or (c) which, consistent with the Credit and Collection Policy, would be written off as uncollectible.

"Code" means the Internal Revenue Code of 1986, as amended, or any successor thereto.

"Collections" means, with respect to any Receivable, all cash collections and other cash proceeds of such Receivable, including (i) all scheduled interest and principal payments, and any applicable late fees, in any such case, received and collected on such Receivable, (ii) all proceeds received by virtue of the liquidation of such Receivable, net of expenses incurred in connection with such liquidation, (iii) all proceeds received (net of any such proceeds which are required by law to be paid to the applicable Obligor) under any damage, casualty or other insurance policy with respect to such Receivable, (iv) all cash proceeds of the Related Security related to or otherwise attributable to such Receivable, and (v) all Deemed Collections and other payments received with respect to such Receivable, but, for the avoidance of doubt, excluding any Excluded Amounts.

"Commercial Paper" means the promissory notes issued or to be issued by a Conduit Investor (or its related commercial paper issuer if such Conduit Investor does not itself issue commercial paper) in the commercial paper market.

"Commitment" means, with respect to each Committed Investor, as the context requires, (a) the commitment of such Committed Investor to make Investments (including Investments funding the reimbursement of each Letter of Credit Issuer for draws on its Letters of Credit) and to pay Assignment Amounts in accordance herewith in an amount not to exceed the amount described in the following clause (b), and (b) the dollar amount set forth opposite such Committed Investor's signature on the signature pages hereof under the heading "Commitment" (or, in the case of a Committed Investor which becomes a party hereto pursuant to an

Assignment and Assumption Agreement, as set forth in such Assignment and Assumption Agreement), <u>minus</u> the dollar amount of any Commitment or portion thereof assigned by such Committed Investor pursuant to an Assignment and Assumption Agreement, <u>plus</u> the dollar amount of any increase to such Committed Investor's Commitment consented to by such Committed Investor prior to the time of determination; *provided* that if the Facility Limit is reduced, the aggregate of the Commitments of all the Committed Investors shall be reduced in a like amount and the Commitment of each Committed Investor shall be reduced in proportion to such reduction.

"<u>Commitment Termination Date</u>" means March 29, 2013, or such later date to which the Commitment Termination Date may be extended by the SPV, the Agent and the Committed Investors (in their sole discretion).

"<u>Committed Investors</u>" means (a) for the Scotia Investor Group, the Liberty Street Committed Investors, (b) for the PNC Investor Group, the Market Street Committed Investors, (c) for the Wells Fargo Investor Group, the Wells Fargo Committed Investors, (d) for the SunTrust Investor Group, the Three Pillars Committed Investors and (e) for any other Investor Group, each of the Persons executing this Agreement in the capacity of a "Committed Investor" for such Investor Group in accordance with the terms of this Agreement, and, in each case, successors and permitted assigns.

"<u>Concentration Limits</u>" shall, at any time, be deemed exceeded:

(a)   with respect to each Special Designated Obligor, if the aggregate Unpaid Balance of all Receivables relating to such Special Designated Obligor (together with its subsidiaries and Affiliates) exceeds 7.0% of the Aggregate Unpaid Balance at such time.

(b)   with respect to each Obligor other than a Special Designated Obligor, if the aggregate Unpaid Balance of all Receivables relating to such Obligor (together with its subsidiaries and Affiliates) exceeds (i) 4.0% of the Aggregate Unpaid Balance at such time or (ii) if higher, the percentage of the Aggregate Unpaid Balance specified below, contingent upon such Obligor's public unsecured debt rating.

Obligor's Public Unsecured Debt Rating (S&P/Moody's)[1]	Concentration Limit
AA-/Aa3 or better	10.0%
A/A2 or better (but below AA-/Aa3)	8.0%
BBB+/Baa1 or better (but below A/A2)	7.0%
BBB-/Baa3 or better (but below BBB+/Baa1)	6.0%

_____
[1] The rating of an Obligor will be the lower of any public unsecured debt rating of such Obligor as issued by either S&P or Moody's. If such Obligor has only one rating from either S&P or Moody's, that rating shall be used.

Below BBB-/Baa3 or unrated	4.0%

(c)   if the aggregate Unpaid Balance of all Extended Term Receivables exceeds 10.0% of the Aggregate Unpaid Balance at such time.

"Conduit Assignee" means, with respect to any Conduit Investor, any special purpose entity that finances its activities directly or indirectly through asset backed commercial paper and is administered by a Managing Agent or any of its Affiliates and designated by such Conduit Investor's Managing Agent from time to time to accept an assignment from such Conduit Investor of all or a portion of the Net Investment.

"Conduit Investment Termination Date" means, with respect to any Conduit Investor, the date of the delivery by such Conduit Investor to the SPV of written notice that such Conduit Investor elects, in its sole discretion, to permanently cease to fund Investments hereunder.

"Conduit Investor" means Liberty Street, Market Street, Three Pillars and any other Person that shall become a party to this Agreement in the capacity as a "Conduit Investor" and any Conduit Assignee of any of the foregoing.

"Consolidated EBITDA" means, at any date of determination, an amount equal to Consolidated Net Income for the most recently completed Measurement Period plus (a) proceeds of business interruption insurance, but only to the extent not included in Consolidated Net Income, plus (b) the following to the extent deducted in calculating such Consolidated Net Income, but without duplication: (i) Consolidated Interest Charges, (ii) the provision for Federal, state, local and foreign income taxes payable, (iii) depreciation and amortization expense, (iv) asset impairment charges, (v) expenses reimbursed by third parties, such as insurance, (vi) fees and expenses incurred in connection with the Transaction, the transactions contemplated by this Agreement and the other Transaction Documents, and capital markets debt transactions (including upfront fees and original issue discount) in each case, to the extent expensed, (vii) restructuring and integration charges not to exceed $80,000,000 in the aggregate during the three fiscal year period ending September 30, 2011 (and such amounts may be included pursuant to this clause (b) in the calculation of Consolidated EBITDA for any Measurement Period after September 30, 2011 that includes one or more quarters prior to September 30, 2011 in which such charges were incurred), (viii) non-cash stock expense and non-cash equity compensation expense, (ix) other non-recurring expenses or losses reducing such Consolidated Net Income which do not represent a cash item in such period or any future period (in each case of or by Ashland or any other Originator, as applicable, and its Subsidiaries for such Measurement Period), and (x) with respect to any Disposition for which pro forma effect is required to be given pursuant to the definition of Pro Forma Basis (in each case of or by Ashland and its Subsidiaries for such Measurement Period), the portion, if any, of the loss thereon that exceeds $300,000,000, and minus (c) the following to the extent included in calculating such Consolidated Net Income, but without duplication: (i) Federal, state, local and foreign income tax credits, (ii) all non-cash gains or other items increasing Consolidated Net Income and (iii) with respect to any Disposition for which pro forma effect is required to be given pursuant to the definition of Pro Forma Basis (in each case of or by Ashland and its Subsidiaries for such Measurement Period), the portion, if any, of the gain thereon that exceeds $300,000,000. For all purposes hereunder, Consolidated EBITDA shall be calculated on a Pro Forma Basis unless otherwise specified.

"Consolidated Fixed Charge Coverage Ratio" means, at any date of determination, the ratio of (a) Consolidated EBITDA, less the aggregate amount of all Cash Capital Expenditures to (b) Consolidated Fixed Charges, in each case for the most recently completed (or then ending) Measurement Period.

"Consolidated Fixed Charges" means, for any Measurement Period, the sum of (i) Consolidated Interest Charges, (ii) the aggregate principal amount of all regularly scheduled principal payments or redemptions or similar acquisitions for value of the Term A Loans and Incremental Term Loans (as defined in the Ashland Credit Agreement) (which, by way of clarification and not limitation, shall not be deemed to include prepayments), but excluding any such payments to the extent refinanced through the incurrence of additional Indebtedness otherwise expressly permitted under this Agreement and the Ashland Credit Agreement, and (iii) the aggregate amount of all Restricted Payments, in each case, of or by Ashland and its Subsidiaries on a consolidated basis for the most recently completed four fiscal quarters. For all purposes hereunder, Consolidated Fixed Charges shall be calculated on a Pro Forma Basis unless otherwise specified.

"Consolidated Indebtedness" means, as of any date of determination, for Ashland and its Subsidiaries on a consolidated basis, the sum of, without duplication, (a) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money (including obligations in respect of the loans under the Ashland Credit Agreement), reimbursement obligations for amounts drawn under letters of credit and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (b) all purchase money Indebtedness, (c) all direct obligations arising under bankers' acceptances and bank guaranties, (d) all obligations in respect of the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business), (e) all Attributable Indebtedness, (f) without duplication, all Guarantees with respect to outstanding Indebtedness of the types specified in clauses (a) through (e) above of Persons other than Ashland or any Subsidiary thereof, and (g) all Indebtedness of the types referred to in clauses (a) through (f) above of any partnership or joint venture (other than a joint venture that is itself a corporation, limited liability company or other entity the obligations of which are not, by operation of law, the joint or several obligations of the holders of its Equity Interests) in which Ashland or any Subsidiary thereof is a general partner or joint venturer, unless such Indebtedness is expressly made non-recourse to Ashland or such Subsidiary, as applicable. For all purposes hereunder, Consolidated Indebtedness shall (i) be calculated on a Pro Forma Basis unless otherwise specified and (ii) shall not include the Defeased Debt.

"Consolidated Interest Charges" means, for any Measurement Period, the sum of (a) all interest, premium payments, debt discount, fees, charges and related expenses in connection with borrowed money (including capitalized interest) or in connection with the deferred purchase price of assets, in each case to the extent treated as interest in accordance with GAAP, (b) all interest paid or payable with respect to discontinued operations and (c) the portion of rent expense under Capitalized Leases that is treated as interest in accordance with GAAP, in each case, of or by Ashland and its Subsidiaries (or any Originator and its Subsidiaries, as applicable) on a consolidated basis for the most recently completed Measurement Period, but excluding (i) Indebtedness extinguishment charges and (ii) fees and expenses, original issue discount and upfront fees.

"Consolidated Leverage Ratio" means, as of any date of determination, the ratio of (a) Consolidated Indebtedness as of such date minus the amount of Ashland's and its Subsidiaries' unrestricted cash and Cash Equivalents as of such date that are or would be included on a balance sheet of Ashland and its Subsidiaries as of such date to (b) Consolidated EBITDA of Ashland and its Subsidiaries on a consolidated basis for the most recently completed Measurement Period.

"Consolidated Net Income" means, at any date of determination, the net income (or loss) of Ashland and its Subsidiaries on a consolidated basis for the most recently completed Measurement Period; *provided* that Consolidated Net Income shall exclude (a) extraordinary gains and extraordinary losses for such Measurement Period, (b) the net income of any Subsidiary during such Measurement Period to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such income is not permitted by operation of the terms of its organizational documents or any agreement, instrument or law applicable to such Subsidiary during such Measurement Period, except that Ashland's equity in any net loss of any such Subsidiary for such Measurement Period shall be included in determining Consolidated Net Income, (c) any income (or loss) for such Measurement Period of any Person if such Person is not a Subsidiary, except that Ashland's equity in the net income of any such Person for such Measurement Period shall be included in Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such Measurement Period to Ashland or a Subsidiary thereof as a dividend or other distribution (and in the case of a dividend or other distribution to a Subsidiary, such Subsidiary is not precluded from further distributing such amount to Ashland as described in clause (b) of this proviso), (d) any gain or loss realized as a result of the cumulative effect of a change in accounting principles, (e) any capital loss suffered as a result of the sale of auction rate securities held by Ashland or any of its Subsidiaries on the Original Closing Date and (f) Indebtedness extinguishment charges and extinguishment charges related to upfront fees and original issue discount on the Original Ashland Credit Agreement.

"Contract" means, in relation to any Receivable, any and all contracts, instruments, agreements, leases, invoices, notes, or other writings pursuant to which such Receivable arises or which evidence such Receivable or under which an Obligor becomes or is obligated to make payment in respect of such Receivable.

"CP Rate" is defined in Section 2.4.

"Credit and Collection Policy" means Ashland's credit and collection policy or policies and practices relating to Receivables as in effect on the Effective Date and set forth in Exhibit B, as modified, from time to time, in compliance with Sections 6.1(a)(vii) and 6.2(c).

"Debtor Relief Laws" means the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the

United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

"Deemed Collections" means any Collections on any Receivable deemed to have been received pursuant to Sections 2.6.

"Default Rate" means a per annum rate equal to the sum of (a) the Base Rate plus (b) 2.00%.

"Defaulted Receivable" means a Receivable as to which any payment, or part thereof, remains unpaid for 31 days or more from the original due date for such payment.

"Defeased Debt" means (a) the Indebtedness of Ashland ($5,000,000 as of December 31, 2009) for its 9.35% medium-term notes due 2019 that is the subject of a covenant defeasance pursuant to Section 4.03 of the indenture therefor dated August 15, 1989, as amended and re-stated as of August 15, 1990 and (b) the Indebtedness of Ashland ($8,500,000 as of December 31, 2009) for its 8.38% medium-term notes due 2015 that is the subject of a covenant defeasance pursuant to Section 4.03 of the indenture therefor dated August 15, 1989, as amended and re-stated as of August 15, 1990.

"Deferred Purchase Price" is defined in the First Tier Agreement.

"Dollar" or "$" means the lawful currency of the United States.

"Downgrade Collateral Account" is defined in Section 3.2(a).

"Downgrade Draw" is defined in Section 3.2(a).

"Effective Date" means March 31, 2010.

"Eligible Investments" means any of the following investments denominated and payable solely in Dollars: (a) readily marketable debt securities issued by, or the full and timely payment of which is guaranteed by the full faith and credit of, the federal government of the United States, (b) insured demand deposits, time deposits and certificates of deposit of any commercial bank rated "A-1+" by S&P, "P-1" by Moody's and "A-1+" by Fitch (if rated by Fitch), (c) no load money market funds rated in the highest ratings category by each of the Rating Agencies (without the "r" symbol attached to any such rating by S&P), and (d) commercial paper of any corporation incorporated under the laws of the United States or any political subdivision thereof, *provided* that such commercial paper is rated "A-1+" by S&P, "P-1" by Moody's and "A-1+" by Fitch (if rated by Fitch) (without the "r" symbol attached to any such rating by S&P).

"Eligible Receivable" means, at any time, any Receivable:

      (a)   which was originated by an Originator in the ordinary course of its business in accordance with its Credit and Collection Policy;

      (b)   (i)   with respect to which each of the applicable Originator and the SPV has performed all obligations required to be performed by it thereunder or under any related Contract, including shipment of the merchandise and/or the performance of the services purchased thereunder; (ii) which has been billed to the relevant Obligor; and (iii) which, according to the Contract related thereto, is required to be paid in full within 90 days of the original billing date therefor;

(c)   which satisfies all applicable requirements of the Credit and Collection Policy;

(d)   which has been sold or contributed to the SPV pursuant to (and in accordance with) the First Tier Agreement and to which the SPV has good and marketable title, free and clear of all Adverse Claims;

(e)   the Obligor of which is a United States resident (or, if a corporation or other registered organization, is organized and in existence under the laws of the United States or any state or political subdivision thereof), is not an Affiliate or employee of any of the parties hereto, and is not an Official Body; *provided* that up to 1.0% of the Aggregate Unpaid Balance may consist of Receivables the Obligors of which are State or municipal governmental entities; *provided further* that to the extent the Obligor of such Receivable is an Official Body, the SPV, the Servicer and the Originators shall not be required to comply with any Assignment of Claims Acts;

(f)   the Obligor of which has been directed to make all payments to a Blocked Account;

(g)   which is assignable without the consent of, or notice to, the Obligor thereunder unless such consent has been obtained and is in effect or such notice has been given;

(h)   which, together with the related Contract, is in full force and effect and constitutes the legal, valid and binding obligation of the related Obligor enforceable against such Obligor in accordance with its terms and is not subject to any asserted litigation, dispute, offset, holdback, counterclaim or other defense; *provided* that with respect to offsets and holdbacks only the portion of such Receivable that is the subject of such offset or holdback shall be deemed to be ineligible pursuant to the terms of this clause (h);

(i)   which is denominated and payable only in Dollars in the United States;

(j)   which is not a Defaulted Receivable;

(k)   which is not a Charged-Off Receivable;

(l)   which has not been compromised, adjusted or modified (including by the extension of time for payment or the granting of any discounts, allowances or credits); *provided* that only such portion of such Receivable that is the subject of such compromise, adjustment or modification shall be deemed to be ineligible pursuant to the terms of this clause (l);

(m) which is an "account" within the meaning of Article 9 of the UCC of all applicable jurisdictions and is not evidenced by instruments or chattel paper;

(n) which, together with the Contract related thereto, does not contravene in any material respect any Laws applicable thereto (including Laws relating to truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy);

(o) the assignment of which under the First Tier Agreement by the applicable Originator to the SPV and hereunder by the SPV to the Agent does not violate, conflict or contravene any applicable Law or any enforceable contractual or other restriction, limitation or encumbrance unless such consent has been obtained and is in effect;

(p) which (together with the Related Security related thereto) has been the subject of either a valid transfer and assignment from, or the grant of a first priority perfected security interest therein by, the SPV to the Agent, on behalf of the Investors, of all of the SPV's right, title and interest therein, effective until the Final Payout Date (unless repurchased by the SPV at an earlier date pursuant to this Agreement); and

(q) not more than 35.0% of the Receivables owed by the Obligor of which are Defaulted Receivables at the time of such Receivable's purchase by the SPV.

Notwithstanding the foregoing, Offset Payables shall be excluded from Eligible Receivables and any calculations with respect thereto in all respects at any time.

 "Equity Interests" means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

"ERISA" means the U.S. Employee Retirement Income Security Act of 1974 and any regulations promulgated and rulings issued thereunder.

"ERISA Affiliate" means, with respect to any Person, any corporation, partnership, trust, sole proprietorship or trade or business which, together with such Person, is treated as a single employer under Section 414(b) or (c) of the Code or, with respect to any liability for contributions under Section 302(c) of ERISA, Section 414(m) or Section 414(o) of the Code.

"Event of Bankruptcy" means, with respect to any Person, (a) that such Person becomes unable or admits in writing its inability or fails generally to pay its debts as they become due; (b) that any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of any such Person and is not released, vacated or fully bonded within thirty (30) days after its issue or levy; (c) that such Person institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors, or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or (d) that any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) calendar days; or (e) that any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) calendar days, or an order for relief is entered in any such proceeding.

"Excluded Amounts" is defined in Section 4.1(r).

"Excluded Taxes" means, with respect to the Agent, any Investor, or any other recipient of any payment to be made by or on account of any obligation of the SPV, Originator or the Servicer hereunder, (a) income, franchise or similar taxes imposed on (or measured by) all or part of its net income by the United States of America or any State or political subdivision thereof, or by the jurisdiction under the laws of which such recipient is organized or in which its principal office is located or through which it makes any Investment, provides a Letter of Credit or draw on a Letter of Credit, or receives any payment hereunder, or by any political subdivision of any of the foregoing jurisdictions, (b) any branch profits taxes imposed by the United States of America or any similar tax imposed by any other jurisdiction described in clause (a) above, (c) any withholding tax that is imposed on amounts payable to such recipient at the time such recipient designates a new office through which it makes any Investment, provides a Letter of Credit or draw on a Letter of Credit), except to the extent that such recipient (or its assignor, if any) was entitled, at the time of designation of such new office (or assignment), to receive additional amounts from the SPV, the Originator or the Servicer with respect to such withholding tax pursuant to Section 9.4(a), (d) any withholding tax that is attributable to the recipient's failure to comply with Section 9.4(b), (e) any backup withholding tax (within the meaning of Section 3406 of the Code), (f) any tax or other charge imposed by any jurisdiction solely as a result of one or more present or former connections between the Agent, the relevant Investor, the relevant Letter of Credit Issuer, or any other relevant recipient and such jurisdiction (other than any such connections arising solely from any such person's having executed, delivered or performed its obligations or received a payment under, or enforced, any of the Transaction Documents, (g) any withholding tax that is imposed on amounts payable to a recipient due to the fact that such recipient owns (actually or constructively) ten percent or more of the total combined voting power of all classes of equity interests of the SPV or any Originator or of the stock of any affiliate of the SPV or any Originator and (h) any withholding tax imposed by a member state of the European Union on a payment made on an obligation presented for payment by or on behalf of a recipient of such payment who would have been able to avoid such withholding by presenting the obligation for payment in another member state of the European Union without any undue expense or hardship on the recipient.

"Extended Term Receivable" means any Eligible Receivable with a maturity greater than 60 days but less than 91 days.

"Facility Fee" is defined in the Fee Letter.

"Facility Limit" means at any time $357,000,000, as such amount may be reduced in accordance with Section 2.16; *provided* that such amount may not at any time exceed the aggregate Commitments then in effect.

"Federal Funds Rate" is defined in Section 2.4.

"Fee Letter" means the confidential letter agreement among the SPV and the Managing Agents for the Investor Groups.

"Final Payout Date" means the date, after the Termination Date, on which the Net Investment has been reduced to zero, all accrued Servicing Fees have been paid in full and all other Aggregate Unpaids have been paid in full in cash.

"First Tier Agreement" means the Sale Agreement, dated as of the Original Closing Date, among the Originators and the SPV.

"Foreign Currency Receivable" means a Foreign Receivable denominated in a currency other than Dollars.

"Foreign Receivable" means a Receivable, the Obligor of which is not a United States resident (or, if a corporation or other registered organization, the Obligor of which is not organized and in existence under the laws of the United States or any state or political subdivision thereof).

"GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such accounting profession, in effect from time to time.

"Guarantee" means, with respect to any Person, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation payable or performable by another Person (the "primary obligor") in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other obligation of any other Person, whether or not such Indebtedness or other obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term "Guarantee" as a verb has a corresponding meaning.

"Honor Date" is defined in Section 2.17(c).

"Immaterial Subsidiary" means as of any date of determination, any Subsidiary that, together with its Subsidiaries on a consolidated basis, during the twelve months preceding such date of determination accounts for (or to which may be attributed) 2.5% or less of the net income or assets (determined on a consolidated basis) of Ashland and its Subsidiaries; *provided* that the aggregate consolidated net income or assets for all Immaterial Subsidiaries shall not at any time exceed 5.0% of the total net income or assets of Ashland and its Subsidiaries.

"Indebtedness" means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:

(a)   all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;

(b)   the maximum amount of all direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers' acceptances, bank guaranties, surety bonds and similar instruments;

(c)   net obligations of such Person under any Swap Contract;

(d)   all obligations of such Person to pay the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business and not past due for more than 60 days after the date on which such trade account was created);

(e)   indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse;

(f)   all Attributable Indebtedness in respect of Capitalized Leases and Synthetic Lease Obligations of such Person, all Synthetic Debt of such Person and all obligations of such Person under Receivables Facilities;

(g)   all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interest in such Person or any other Person or any warrant, right or option to acquire such Equity Interest, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and

(h)   all Guarantees of such Person in respect of any of the foregoing.

For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation, limited liability company or other entity the obligations of which are not, by operation of law, the joint or several obligations of the holders of its Equity Interests) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. Notwithstanding the foregoing, the principal amount outstanding at any time of any Indebtedness issued with original issue discount shall be the principal amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP, but such Indebtedness shall be deemed incurred only as of the date of original issuance thereof.

"Indemnified Amounts" is defined in Section 9.1.

"Indemnified Parties" is defined in Section 9.1.

"Interest Component" means, at any time of determination for any Conduit Investor, the aggregate Yield accrued and to accrue through the end of the current Rate Period for the Portion of Investment accruing Yield calculated by reference to the CP Rate at such time (determined for such purpose using the CP Rate most recently determined by its Administrator).

"Investment" is defined in Section 2.2(a).

"Investment Date" is defined in Section 2.3(a).

"Investment Request" means each request substantially in the form of Exhibit C.

"Investor(s)" means the Conduit Investors, the Committed Investors and/or the Uncommitted Investors, as the context may require.

"Investor Group" means each of the following groups of Investors:

(a)   Liberty Street, any Conduit Assignee thereof, Scotia, as Administrator and Managing Agent, and the Liberty Street Committed Investors from time to time party hereto (the "Scotia Investor Group");

(b)   Market Street, any Conduit Assignee thereof, PNC, as Administrator and Managing Agent, and the Market Street Committed Investors from time to time party hereto (the "PNC Investor Group");

(c)   Wells Fargo, as Managing Agent, and the Wells Fargo Committed Investors from time to time party hereto (the "Wells Fargo Investor Group");

(d)   Three Pillars, any Conduit Assignee thereof, STRH, as Administrator and Managing Agent, and the Three Pillars Committed Investors from time to time party hereto (the "SunTrust Investor Group"); and

(e)   any Conduit Investor, if applicable, its Administrator, if applicable, Managing Agent and the related Committed Investors from time to time party hereto.

"Investor Group Percentage" means, for any Investor Group, the percentage equivalent (carried out to five decimal places) of a fraction the numerator of which is the aggregate amount of the Commitments of all Committed Investors in that Investor Group and the denominator of which is the sum of such numerators for each of the Investor Groups.

"ISP" means, with respect to any Letter of Credit, the "International Standby Practices 1998" published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance).

"Issuer Documents" means, with respect to any Letter of Credit, the L/C Request, the Letter of Credit Application, and any other document, agreement and instrument entered into by a Letter of Credit Issuer and the SPV or in favor of such Letter of Credit Issuer and relating to any such Letter of Credit.

"L/C Borrowing" means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as an Investment. All L/C Borrowings shall be denominated in Dollars.

"L/C Credit Extension" means, with respect to any Letter of Credit, the issuance thereof or extension of the expiry date thereof, or the increase of the amount thereof.

"L/C Issuance Date" is defined in Section 2.17(b).

"L/C Request" means each request substantially in the form of Exhibit D.

"Law" means any law (including common law), constitution, statute, treaty, regulation, rule, ordinance, order, injunction, writ, decree, judgment or award of any Official Body.

"Letter of Credit" means a standby letter of credit substantially in the form of Exhibit I (as such form may be modified from time to time by a Letter of Credit Issuer in accordance with its standard business practices) issued by a Letter of Credit Issuer pursuant to Section 2.17 either as originally issued or as the same may, from time to time, be amended or otherwise modified or extended.

"Letter of Credit Application" means an application and agreement for a standby letter of credit by and between the SPV and a Letter of Credit Issuer in a form acceptable to such Letter of Credit Issuer (and customarily used by it in similar circumstances) and conformed to the terms of this Agreement, either as originally executed or as it may from time to time be supplemented, modified, amended, renewed, or extended; *provided* that, to the extent that the terms of such Letter of Credit Application are inconsistent with the terms of this Agreement, the terms of this Agreement shall control.

"Letter of Credit Expiration Date" means the earlier of (a) the day that is thirty (30) days prior to the Commitment Termination Date (or, if such day is not a Business Day, the next preceding Business Day) and (b) the Termination Date specified in clauses (a), (b), or (d) of the definition thereof.

"Letter of Credit Fees" is defined in Section 2.5(b).

"Letter of Credit Issuer" means Scotia, PNC, Wells Fargo, SunTrust or any other Investor or Affiliate of Scotia, PNC, Wells Fargo, SunTrust or such other Investor so designated, and which accepts such designation, by the SPV, and which is approved by the Agent (such approval not to be unreasonably withheld, conditioned or delayed).

"Letter of Credit Liability" means the aggregate amount of the undrawn face amount of all outstanding Letters of Credit plus the amount drawn under Letters of Credit for which the Letter of Credit Issuers and the Investors, or any one or more of them, have not yet received payment or reimbursement (in the form of a conversion of such liability to Investments, or otherwise). For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be "outstanding" in the amount so remaining available to be drawn.

"Letter of Credit Sublimit" means, at any time, an amount equal to $262,500,000.

"Liberty Street" is defined in the Preamble.

"Liberty Street Administrator" means Scotia or an Affiliate thereof, as administrator for Liberty Street, or Scotia or an Affiliate thereof, as administrator for any Conduit Assignee of Liberty Street.

"Liberty Street Committed Investor" means each financial institution party to this Agreement as a Liberty Street Committed Investor.

"Lien" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any financing lease having substantially the same economic effect as any of the foregoing).

"Loan Documents" means the loan documents as defined under the Ashland Credit Agreement.

"Majority Investors" means, at any time, those Committed Investors that hold Commitments aggregating in excess of 66 ⅔% of the Facility Limit as of such date (or, if the Commitments shall have been terminated, the Investors whose aggregate pro rata shares of the Net Investment exceed 66 ⅔% of the Net Investment).

"Managing Agent" means, with respect to any Investor Group, the Person acting as Managing Agent for such Investor Group and designated as such on the signature pages hereto or in any Assignment and Assumption Agreement for such Investor Group under this Agreement, and each of its successors and assigns.

"Market Street" is defined in the Preamble.

"Market Street Administrator" means PNC or an Affiliate thereof, as administrator for Market Street, or PNC or an Affiliate thereof, as administrator for any Conduit Assignee of Market Street.

"Market Street Committed Investor" means each financial institution party to this Agreement as a Market Street Committed Investor.

"Material Adverse Effect" means any change, effect, event, occurrence, state of facts or development that materially and adversely affects (a) the collectibility of a material portion of the Receivables, (b) the operations, business, properties, liabilities (actual or contingent), or condition (financial or otherwise) of the SPV individually or Ashland and its consolidated Subsidiaries (taken as a whole), (c) the ability of the SPV, the Servicer or any of the Originators to perform its respective obligations under the Transaction Documents to which it is a party, or (d) the rights of or benefits available to the Agent, the Managing Agents or the Investors under the Transaction Documents.

"Material Subsidiary" means any Subsidiary that is not an Immaterial Subsidiary.

"Maximum Commitment" means, as of any date of determination, the sum of the maximum Commitments of all Committed Investors hereunder.

"Maximum Consolidated Leverage Ratio" means, in relation to the Consolidated Leverage Ratio calculated for the four-fiscal-quarter-period ending as of each date referenced below, the corresponding ratio indicated below:

Four Fiscal Quarter Period Ending	Maximum Consolidated Leverage Ratio
March 31, 2010, June 30, 2010 and September 30, 2010	3.25:1.00
December 31, 2010, March, 31 2011, June 30, 2011 and September 30, 2011	3.00:1.00
December 31, 2011, and the last day of each fiscal quarter thereafter	2.75:1.00

"Maximum Net Investment" means, at any time, an amount equal to the Facility Limit, divided by 1.02 and rounded down to the nearest $1,000.

"Measurement Period" means, at any date of determination, the most recently completed four fiscal quarters of Ashland.

"Minimum Consolidated Fixed Charge Coverage Ratio" means, in relation to the Consolidated Fixed Charge Coverage Ratio calculated for the four-fiscal-quarter-period ending as of each date referenced below, the corresponding ratio indicated below:

Four Fiscal Quarter Period Ending	Minimum Consolidated Fixed Charge Coverage Ratio
the Effective Date and the last day of each fiscal quarter through the fiscal quarter ending September 30, 2010	1.25:1.00
December 31, 2010 and the last day of each fiscal quarter thereafter	1.50:1.00

"Moody's" means Moody's Investors Service, Inc., or any successor that is a nationally recognized statistical rating organization.

"Multiemployer Plan" is defined in Section 4001(a)(3) of ERISA.

"Net Investment" at any time means (a) the sum of (i) the cash amounts paid to the SPV pursuant to Sections 2.2 and 2.3, together with the amount of any funding under a Program Support Agreement allocated to the Interest Component at the time of such funding and (ii) without duplication, the Letter of Credit Liability less (b) the aggregate amount of Collections theretofore received and applied to reduce such Net Investment pursuant to Section 2.12; *provided* that the Net Investment shall be restored and reinstated in the amount of any Collections so received and applied if at any time the distribution of such Collections is rescinded or must otherwise be returned for any reason; and *provided further* that the Net Investment shall be increased by the amount described in Section 3.1(b) as described therein.

"Net Pool Balance" means, at any time, (a) the Aggregate Unpaid Balance at such time, minus (b) for each category of Receivables subject to a Concentration Limit, the amount by which the Unpaid Balances of any Eligible Receivable or category of Eligible Receivables exceeds the applicable Concentration Limits set forth in the definition of "Concentration Limit".

"Non-Extension Notice Date" is defined in Section 2.17(b)(iii).

"Obligor" means, with respect to any Receivable, the Person obligated to make payments in respect of such Receivable pursuant to a Contract.

"Official Body" means any government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of any such government or political subdivision, or any court, tribunal, grand jury or arbitrator, or any accounting board or authority (whether or not a part of government) which is responsible for the establishment or interpretation of national or international accounting principles, in each case whether foreign or domestic.

"Offset Payables" means an amount equal to 6.5% of the Unpaid Balance of all Receivables as of such date of determination.

"Offshore Rate" is defined in Section 2.4.

"Original Agreement" is defined in the Recitals.

"Original Ashland Credit Agreement" means the Credit Agreement, dated as of November 13, 2008, among Ashland, as borrower, Bank of America, as administrative agent, Scotia, as syndication agent, and each lender from time to time party thereto.

"Original Closing Date" means November 13, 2008.

"Original Parties" is defined in the Recitals.

"Originator" is defined in the Preamble.

"Pension Plan" means an employee pension benefit plan as defined in Section 3(2) of ERISA, which is subject to Title IV of ERISA (other than a Multiemployer Plan) and to which any Originator, the SPV or an ERISA Affiliate of any of them may have any liability, including any liability by reason of having been a substantial employer within the meaning of Section 4063 of ERISA or by reason of being deemed to be a contributing sponsor under Section 4069 of ERISA.

"Person" means an individual, partnership, limited liability company, corporation, joint stock company, trust (including a business trust), unincorporated association, joint venture, firm, enterprise, Official Body or any other entity.

"PNC" is defined in Preamble.

"PNC Investor Group" is defined in the definition of Investor Group.

"Portion of Investment" is defined in Section 2.4(a).

"Potential Termination Event" means an event which but for the lapse of time or the giving of notice, or both, would constitute a Termination Event.

"Pro Forma Basis" means, with respect to any calculation or determination for Ashland or any of its Subsidiaries for any Measurement Period, that in making such calculation or determination on the specified date of determination (the "Determination Date"):

(a)   pro forma effect will be given to any Indebtedness incurred by Ashland and any of its Subsidiaries (including by assumption of then outstanding Indebtedness or by a Person becoming a Subsidiary) ("Incurred") after the beginning of the Measurement Period and on or before the Determination Date to the extent the Indebtedness is outstanding or is to be Incurred on the Determination Date, as if such Indebtedness had been Incurred on the first day of the Measurement Period;

(b)   pro forma calculations of interest on Indebtedness bearing a floating interest rate will be made as if the rate in effect on the Determination Date (taking into account any Swap Contract applicable to the Indebtedness) had been the applicable rate for the entire reference period;

(c)   Consolidated Fixed Charges related to any Indebtedness no longer outstanding or to be repaid or redeemed on the Determination Date, except for Consolidated Interest Charges accrued during the reference period under a revolving credit to the extent of the commitment thereunder (or under any successor revolving credit) in effect on the Determination Date, will be excluded as if such Indebtedness was no longer outstanding or was repaid or redeemed on the first day of the Measurement Period; and

(d)   pro forma effect will be given to the acquisition or disposition by Ashland and its Subsidiaries of companies, divisions or lines of businesses that qualify as reportable segments or discontinued operations, as those two terms are defined by GAAP, or that exceed 15% of Consolidated EBITDA for the Measurement Period, including any acquisition or disposition of a company, division or line of business since the beginning of the reference period by a Person that became or ceased to be a Subsidiary after the beginning of the Measurement Period, but, in the case of Consolidated Fixed Charges, only to the extent that the obligations giving rise to Consolidated Fixed Charges will not be obligations of Ashland or its Subsidiaries following the Determination Date that have occurred since the beginning of the Measurement Period and before the Determination Date as if such events had occurred, and, in the case of any disposition, the proceeds thereof applied, on the first day of the Measurement Period. To the extent that pro forma effect is to be given to an acquisition or disposition of a company, division or line of business, the pro forma calculation will be based upon the most recent four full fiscal quarters for which the relevant financial information is available.

"Program Support Agreement" means and includes, with respect to any Conduit Investor, any agreement entered into by any Program Support Provider providing for the issuance of one or more letters of credit for the account of the Conduit Investor (or any related commercial paper issuer that finances the Conduit Investor), the issuance of one or more surety bonds for which the Conduit Investor (or such related issuer) is obligated to reimburse the applicable Program Support Provider for any drawings thereunder, the sale by the Conduit Investor (or such related issuer) to any Program Support Provider of the Asset Interest (or portions thereof or participations therein) and/or the making of loans and/or other extensions of credit to the Conduit Investor (or such related issuer) in connection with its commercial paper program, together with any letter of credit, surety bond or other instrument issued thereunder.

"Program Support Provider" means and includes, with respect to any Conduit Investor, any Person now or hereafter extending credit or having a commitment to extend credit to or for the account of, or to make purchases from, the Conduit Investor (or any related commercial paper issuer that finances the Conduit Investor) or issuing a letter of credit, surety bond or other instrument to support any obligations arising under or in connection with the Conduit Investor's (or such related issuer's) commercial paper program.

"Proposed Castings Joint Venture Transaction" means that series of transactions pursuant to which Ashland and certain of its Subsidiaries will (a) acquire from one or more foreign Subsidiaries a portion of the Casting Solutions Business; (b) acquire from one or more foreign Subsidiaries approximately €30,000,000 of Indebtedness (the "JV Debt") owing to such foreign Subsidiaries by one or more joint venture companies by reason of such joint venture companies' purchase of portions of the Casting Solutions Business from such foreign Subsidiaries; and (c) transfer: (i) the remainder of the Casting Solutions Business, and (ii) approximately €20,000,000 of the JV Debt to one or more joint venture companies that will be owned 50% by Ashland and/or one or more designated Affiliates of Ashland and 50% by Süd-Chemie AG and/or one or more designated Affiliates of Süd-Chemie AG.

"Pro Rata Share" means, with respect to a Committed Investor and a particular Investor Group at any time, the Commitment of such Committed Investor, divided by the sum of the Commitments of all Committed Investors in such Investor Group (or, if the Commitments shall have been terminated, its pro rata share of the Net Investment funded by such Investor Group).

"Rate Period" is defined in Section 2.4.

"Rate Type" is defined in Section 2.4.

"Receivable" means any right to payment owed by any Obligor or evidenced by a Contract arising in connection with the sale of goods or the rendering of services by an Originator or any right of an Originator or the SPV to payment from or on behalf of an Obligor, in respect of any scheduled payment of interest, principal or otherwise under a Contract, or any right to reimbursement for funds paid or advanced by an Originator or the SPV on behalf of an Obligor under such Contract, whether constituting an account, chattel paper, instrument, payment intangible, or general intangible, (whether or not earned by performance), together with all supplemental or additional payments required by the terms of such Contract with respect to insurance, maintenance, ancillary products and services and any other specific charges (including the obligation to pay any finance charges, fees and other charges with respect thereto).

"Receivables Facilities" means, collectively, (a) the transaction contemplated by this Agreement and the First Tier Agreement; (b) any successor trade receivables securitization facility which refinances and replaces all or part of the transaction referenced in clause (a) above; or (c) any one or more other trade receivables securitization financings of Ashland, any other Originator or any Subsidiary thereof.

"Recipient" is defined in Section 2.10.

"Records" means all Contracts and other documents, purchase orders, invoices, agreements, books, records and any other media, materials or devices for the storage of information (including tapes, disks, punch cards, computer programs and databases and related property) maintained by the SPV, any Originator or the Servicer with respect to the Receivables, any other Affected Assets or the Obligors.

"Refinancing" means the refinancing of certain outstanding Indebtedness of the Borrower and its Subsidiaries as set forth in the Ashland Credit Agreement and the termination of all commitments with respect thereto.

"Reinvestment" is defined in Section 2.2(b).

"Reinvestment Period" means the period commencing on the Original Closing Date and ending on the Termination Date.

"Related Committed Investor" means, with respect to any Uncommitted Investor, the Committed Investors in such Uncommitted Investor's Investor Group.

"Related Security" means, with respect to any Receivable, all of the SPV's rights, title and interest in, to and under:

(a)	any Returned Goods and documentation or title evidencing the shipment or storage of any goods relating to any sale giving rise to such Receivable;

(b)	all other Liens and property subject thereto from time to time, if any, purporting to secure payment of such Receivable, whether pursuant to the related Contract or otherwise, together with all financing statements and other filings authorized by an Obligor relating thereto;

(c)	all guarantees, indemnities, warranties, letters of credit, insurance policies and proceeds and premium refunds thereof and other agreements or arrangements of any kind from time to time supporting or securing payment of such Receivable, whether pursuant to the Contract related to such Receivable or otherwise;

(d)	all records, instruments, documents and other agreements (including any Contract with respect thereto) related to such Receivable, including but not limited to any third-party documentation related to shipments to an Obligor on behalf of the Originator by a distributor who has received a Valvoline Credit;

(e)	all Collections with respect to such Receivable; and

(f)	all proceeds of the foregoing.

"Reportable Event" means any event, transaction or circumstance which is required to be reported with respect to any Pension Plan under Section 4043 of ERISA and the applicable regulations thereunder.

"Reporting Date" means any day on which a Servicer Report or Weekly Servicer Report is required to be delivered by the Servicer pursuant to Section 2.8.

"Request for Credit Extension" means, as applicable, (a) with respect to an Investment, an Investment Request; and (b) with respect to an L/C Credit Extension, the related L/C Request and Letter of Credit Application.

"Required Downgrade Assignment Period" is defined in Section 3.2(a).

"Required Ratings" is defined in Section 9.3(a)(iv).

"Required Reserves" is defined in Schedule II.

"Responsible Officer" means: (a) in the case of a corporation, its president, senior vice president, any vice president or treasurer, and, in any case where two Responsible Officers are acting on behalf of such corporation, the second such Responsible Officer may be a secretary or assistant secretary; (b) in the case of a limited partnership, the Responsible Officer of the general partner, acting on behalf of such general partner in its capacity as general partner; and (c) in the case of a limited liability company, the chairman, chief executive officer, president, chief operating officer, chief financial officer, executive vice president, senior vice president, or vice president of such limited liability company or of the manager, managing member or sole member of such limited liability company, acting on behalf of such manager, managing member or sole member in its capacity as manager, managing member or sole member.

"Restricted Payments" with respect to the SPV is defined in Section 6.2(k), and, with respect to any other Person, means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of such Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to such Person's stockholders, partners or members (or the equivalent of any thereof), or any option, warrant or other right to acquire any such dividend or other distribution or payment.

"Returned Goods" means all right, title and interest of the SPV in and to returned, repossessed or foreclosed goods and/or merchandise the sale of which gave rise to a Receivable.

"S&P" means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor that is a nationally recognized statistical rating organization.

"Scotia" is defined in the Preamble.

"Scotia Investor Group" is defined in the definition of Investor Group.

"Secured Parties" means the Investors, the Letter of Credit Issuers, the Agent, each Managing Agent, each Administrator and the Program Support Providers.

"Senior Notes" means the $9^{1/8}\%$ Senior Notes due 2017 issued by Ashland pursuant to the Senior Notes Documents (including any registered notes in exchange for privately placed senior notes pursuant to a registration rights agreement).

"Senior Notes Documents" means any indenture among Ashland, as issuer, the guarantors party thereto and a trustee with respect to the Senior Notes, the Senior Notes and all other agreements, instruments and other documents pursuant to which the Senior Notes have been or will be issued or otherwise setting forth the terms of the Senior Notes.

"Servicer" is defined in Section 7.1.

"Servicer Default" is defined in Section 7.5.

"Servicer Indemnified Amounts" is defined in Section 9.2.

"Servicer Indemnified Parties" is defined in Section 9.2.

"Servicer Report" means a report, in substantially the form attached hereto as Exhibit F or in such other form as is mutually agreed to by the SPV, the Servicer and the Agent, furnished by the Servicer pursuant to Section 2.8.

"Servicing Fee" means the fees payable to the Servicer from Collections, in an amount equal to either (i) at any time when the Servicer is an Affiliate of Ashland, 1.0% per annum on the weighted daily average of the aggregate Unpaid Balances of the Receivables for the preceding calendar month, or (ii) at any time when the Servicer is not an Affiliate of Ashland, the amount determined upon the agreement of the Servicer, and the Agent, payable in arrears on each Settlement Date from Collections pursuant to, and subject to the priority of payments set forth in, Section 2.12. With respect to any Portion of Investment, the Servicing Fee allocable thereto shall be equal to the Servicing Fee determined as set forth above, times a fraction, the numerator of which is the amount of such Portion of Investment and the denominator of which is the Net Investment.

"Settlement Date" means (a) prior to the Termination Date, the 15th day of each calendar month (or, if such day is not a Business Day, the immediately succeeding Business Day) or such other day as agreed upon in writing by the SPV and the Agent, after consultation with the Managing Agents, and (b) for any Portion of Investment on and after the Termination Date, each day selected from time to time by the Agent, after consultation with the Managing Agents (it being understood that the Agent may select such Settlement Date to occur as frequently as daily) or, in the absence of any such selection, the date which would be the Settlement Date for such Portion of Investment pursuant to clause (a) of this definition.

"Special Designated Obligor" means Genuine Parts Company and any other Obligor approved as such in a written supplement to this Agreement signed by the Agent, each Managing Agent, the Servicer and the SPV.

"SPV" is defined in the Preamble.

"STRH" is defined in the Preamble.

"Subsidiary" means, with respect to any Person, any corporation or other Person (a) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such Person or (b) that is directly or indirectly controlled by such Person within the meaning of control under Section 15 of the Securities Act of 1933; *provided* that the term Subsidiary shall not include Unrestricted Subsidiaries (as defined in the Ashland Credit Agreement).

"SunTrust" is defined in the Preamble.

"SunTrust Investor Group" is defined in the definition of Investor Group.

"Swap Contract" means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a "Master Agreement"), including any such obligations or liabilities under any Master Agreement.

"Swap Termination Value" means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a) above, the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts.

"Synthetic Debt" means, with respect to any Person as of any date of determination thereof, all obligations of such Person in respect of transactions entered into by such Person that are intended to function primarily as a borrowing of funds (including any minority interest transactions that function primarily as a borrowing) but are not otherwise included in the definition of "Indebtedness" or as a liability on the consolidated balance sheet of such Person and its Subsidiaries in accordance with GAAP.

"Synthetic Lease Obligation" means the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease, or (b) an agreement for the use or possession of property (including sale and leaseback transactions), in each case, creating obligations that do not appear on the balance sheet of such Person but which, upon the application of any Debtor Relief Laws to such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).

"Taxes" is defined in Section 9.4(a).

"Termination Date" means the earliest of (a) the Business Day designated by the SPV to the Agent and the Managing Agents as the Termination Date at any time following not less than ten (10) days' written notice to the Agent and the Managing Agents, (b) the day upon which the Termination Date is declared or automatically occurs pursuant to Section 8.2, and (c) the Commitment Termination Date.

"Termination Event" is defined in Section 8.1.

"Three-Month Charged-Off Ratio" means, for any Calculation Period, the average of the Charged-Off Ratio for such Calculation Period and each of the two immediately preceding Calculation Periods.

"Three-Month Default Ratio" means, for any Calculation Period, the average of the Default Ratio for such Calculation Period and each of the two immediately preceding Calculation Periods.

"Three-Month Dilution Ratio" means, as of any date of determination, the ratio (expressed as a percentage) equal to the average of the Dilution Ratio for such Calculation Period and each of the two immediately preceding Calculation Periods.

"Three Pillars" is defined in the Preamble.

"Three Pillars Administrator" means STRH or an Affiliate thereof, as administrator for Three Pillars, or SunTrust or an Affiliate thereof, as administrator for any Conduit Assignee of Three Pillars.

"Three Pillars Committed Investor" means each financial institution party to this Agreement as a Three Pillars Committed Investor.

"Transaction" means, collectively, (a) the entering into by Ashland and each guarantor listed in such capacity in, or that shall be required to executed and deliver a guaranty or guaranty supplement under, the Ashland Credit Agreement, together with their applicable Subsidiaries, of the Loan Documents, (b) the Refinancing and (c) the payment of the fees and expenses incurred in connection with the consummation of the foregoing.

"Transaction Costs" is defined in Section 9.5(a).

"Transaction Documents" means, collectively, this Agreement, the First Tier Agreement, the Fee Letters, the Blocked Account Agreements, each Letter of Credit Application, each Assignment and Assumption Agreement and all of the other instruments, documents and other agreements executed and delivered by the Servicer, any Originator or the SPV in connection with any of the foregoing.

"UCC" means the Uniform Commercial Code as in effect in the applicable jurisdiction or jurisdictions.

"Uncommitted Investor" means Liberty Street, Market Street, Three Pillars and any other Conduit Investor designated as an "Uncommitted Investor" for any Investor Group and any of their respective Conduit Assignees.

"Unpaid Balance" of any Receivable means at any time the unpaid principal amount thereof.

"Unreimbursed Amount" is defined in Section 2.17(c).

"U.S." or "United States" means the United States of America.

"Valvoline Credit" means a credit applied to all or a portion of a Receivable owed by a distributor for products related to Ashland's Valvoline business unit after the original sale of such products to such distributor and such distributor has delivered such products (or a portion of such products) to a third-party Obligor on an Originator's behalf and such delivery has resulted in the creation of a new Receivable from such third-party Obligor; provided that the third-party Obligor must be an Obligor with all Receivables owing to the Originators financed solely by this Receivables Facility.

"Water Receivable" means, a Receivable in existence prior to the Effective Date which is owed by an Obligor appearing on Schedule IV, to the extent such Receivable has been assigned the corresponding payer identification number appearing on such Schedule IV and to the extent related to Ashland's "water treatment" line of business as designated by the identifier "AHWT" on Ashland's internal books and records.

"Weekly Servicer Report" means a report, in substantially the form of the Servicer Report adjusted for weekly reporting in a manner acceptable to the Agent, furnished by the Servicer pursuant to Section 2.8.

"Wells Fargo" is defined in the Preamble.

"Wells Fargo Committed Investor" means Wells Fargo, National Association.

"Wells Fargo Investor Group" is defined in the definition of Investor Group.

"Yield" is defined in Section 2.4.

SECTION 1.2   Other Terms. All terms defined directly or by incorporation herein shall have the defined meanings when used in any certificate or other document delivered pursuant thereto unless otherwise defined therein. For purposes of this Agreement and all such certificates and other documents, unless the context otherwise requires: (a) accounting terms not otherwise defined herein, and accounting terms partly defined herein to the extent not defined, shall have the respective meanings given to them under, and shall be construed in accordance with, GAAP; (b) terms used in Article 9 of the UCC in the State of New York, and not specifically defined herein, are used herein as defined in such Article 9; (c) references to any amount as on deposit or outstanding on any particular date means such amount at the close of business on such day; (d) the words "hereof," "herein" and "hereunder" and words of similar import refer to this Agreement (or the certificate or other document in which they are used) as a whole and not to any particular provision of this Agreement (or such certificate or document); (e) references to any Section, Schedule or Exhibit are references to Sections, Schedules and Exhibits in or to this Agreement (or the certificate or other document in which the reference is made) and references to any paragraph, subsection, clause or other subdivision within any Section or definition refer to such paragraph, subsection, clause or other subdivision of such Section or definition; (f) the term "including" means "including without limitation"; (g) references to any Law refer to that Law as amended from time to time and include any successor Law; (h) references to any agreement refer to that agreement as from time to time amended or supplemented or as the terms of such agreement are waived or modified in accordance with its terms; (i) references to any Person include that Person's successors and permitted assigns; and (j) headings are for purposes of reference only and shall not otherwise affect the meaning or interpretation of any provision hereof. With respect to any projections, budgets and other forward looking financial information, it is understood and agreed that (i) any forward-looking information furnished by the SPV, any

Originator or the Servicer is subject to inherent uncertainties and contingencies, which may be beyond the control of such Person, (ii) no assurance is given by the SPV, any Originator or the Servicer that the results or forecast in any such forward-looking information will be realized and (iii) the actual results may differ from the forecast results set forth in such forward-looking information and such differences may be material.

SECTION 1.3 <u>Computation of Time Periods</u>. Unless otherwise stated in this Agreement, in the computation of a period of time from a specified date to a later specified date, the word "from" means "from and including", the words "to" and "until" each means "to but excluding", and the word "within" means "from and excluding a specified date and to and including a later specified date".

SECTION 1.4 <u>Times of Day</u>. Unless otherwise specified in this Agreement, time references are to time in New York, New York.

SECTION 1.5 <u>Letter of Credit Amounts</u>. Unless otherwise specified, all references herein to the amount of a Letter of Credit at any time shall be deemed to mean the maximum face amount of such Letter of Credit after giving effect to all increases thereof contemplated by such Letter of Credit or the Issuer Documents related thereto, whether or not such maximum face amount is in effect at such time.

SECTION 1.6 <u>Knowledge</u>. All references herein to the "knowledge" of a Person shall be deemed to mean the actual conscious awareness of such Person and if such Person is not an individual, the actual conscious awareness of a Responsible Officer of such Person.

ARTICLE II

PURCHASES AND SETTLEMENTS

SECTION 2.1 <u>Transfer of Affected Assets; Intended Characterization</u>. (a) <u>Sale of Asset Interest</u>. In consideration of the payment by each Managing Agent (on behalf of the applicable Investors in the related Investor Group as determined pursuant to <u>Section 2.3</u>) of the amount of the applicable Investor Group Percentage of the Net Investment on the date of the initial Investment hereunder on the Original Closing Date and each Managing Agent's agreement (on behalf of the applicable Investors as determined below) to make payments to the SPV from time to time in accordance with <u>Section 2.2</u>, effective upon the SPV's receipt of payment for such Net Investment on the date of the initial Investment hereunder on the Original Closing Date, the SPV hereby sells, conveys, transfers and assigns to the Agent, on behalf of the Investors, (i) all Receivables existing on the date of the initial Investment hereunder or thereafter arising or acquired by the SPV from time to time prior to the Final Payout Date under the First Tier Agreement, and (ii) all other Affected Assets, whether existing on the date of the initial Investment hereunder or thereafter arising at any time and acquired by the SPV under the First Tier Agreement. For the avoidance of doubt, it is understood and agreed that (i) the Receivables transferred hereunder shall not include the "Retained Receivables" as defined in the First Tier Agreement, and (ii) the Receivables transferred hereunder prior to the Effective Date shall not include "Originally Retained Receivables" as defined in the First Tier Agreement.

(b)   Purchase of Asset Interest. Subject to the terms and conditions hereof, the Agent (on behalf of the Investors) hereby purchases and accepts from the SPV the Receivables and all other Affected Assets sold, assigned and transferred pursuant to Section 2.1(a). The Agent's right, title and interest in and to such Receivables and all other Affected Assets (on behalf of the Investors) hereunder is herein called the "Asset Interest". Each Investment hereunder shall be made by the Investor Groups pro rata according to their respective Investor Group Percentages. The Agent shall hold the Asset Interest on behalf of the Investors in each Investor Group in accordance with the respective portions of the Net Investment funded by that Investor Group from time to time. Within each Investor Group, except as otherwise provided in Section 3.3(b), the Agent shall hold the applicable Investor Group Percentage of the Asset Interest on behalf of the Investors in that Investor Group in accordance with the respective outstanding portions of the Net Investment funded by them.

(c)   Obligations Not Assumed. The foregoing sale, assignment and transfer does not constitute and is not intended to result in the creation, or an assumption by the Agent, the Managing Agents or any Investor, of any obligation of the SPV, any Originator, or any other Person under or in connection with the Receivables or any other Affected Asset, all of which shall remain the obligations and liabilities of the SPV and/or the Originators, as applicable.

(d)   Intended Characterization; Grant of Security Interest.

(i)   The SPV, the Agent, the Managing Agents and the Investors intend that the sale, assignment and transfer of the Affected Assets to the Agent (on behalf of the Investors) hereunder shall be treated as a sale for all purposes, other than accounting and federal and state income tax purposes. If notwithstanding the intent of the parties, the sale, assignment and transfer of the Affected Assets to the Agent (on behalf of the Investors) is not treated as a sale for all purposes, other than accounting and federal and state income tax purposes, the sale, assignment and transfer of the Affected Assets shall be treated as the grant of, and the SPV hereby does grant, a security interest in the Affected Assets to secure the payment and performance of the SPV's obligations to the Agent (on behalf of the Investors) hereunder and under the other Transaction Documents or as may be determined in connection therewith by applicable Law. The SPV and Agent agree, and each Investor by acquiring an Investment or other interest in the Affected Assets agrees, to treat and report such Investment or other interests in the Affected Assets as indebtedness for U.S. federal and state income tax purposes. It is expressly agreed that the Excluded Amounts shall not be subject to the security interest of the Agent.

(ii)   The SPV hereby grants to the Agent (on behalf of the Investors) a security interest in the Blocked Accounts as additional collateral to secure the payment and performance of the SPV's obligations to the Agent (on behalf of the Investors) hereunder and under the other Transaction Documents or as may be determined in connection therewith by applicable Law.

(iii)   Each of the parties hereto further expressly acknowledges and agrees that the Commitments of the Committed Investors hereunder, regardless of the intended true sale nature of the overall transaction, are financial accommodations (within the meaning of Section 365(c)(2) of the Bankruptcy Code) to or for the benefit of SPV.

SECTION 2.2 <u>Purchase Price</u>. Subject to the terms and conditions hereof, including <u>Article V</u>, in consideration for the sale, assignment and transfer of the Affected Assets by the SPV to the Agent (on behalf of the Investors) hereunder:

(a)   <u>Investments</u>. On the Effective Date, and thereafter from time to time prior to the Termination Date, on request of the SPV in accordance with <u>Section 2.3</u>, each Managing Agent (on behalf of the applicable Investors as determined pursuant to <u>Section 2.3</u>) shall pay to the SPV the applicable Investor Group Percentage of an amount equal in each instance to the lesser of (i) the amount requested by the SPV under <u>Section 2.3(a)</u>, and (ii) the largest amount that will not cause (A) the Net Investment to exceed the Maximum Net Investment and (B) the sum of the Net Investment and Required Reserves to exceed the Net Pool Balance. Each such payment is herein called an "<u>Investment</u>". The initial Investment made on the Effective Date shall be allocated such that, after giving effect to the assignment of Bank of America's interest and its repayment as contemplated in <u>Section 11.14</u> and <u>Section 5.1(p)</u>, the Net Investment will be allocated amongst the Investor Groups in accordance with their Investor Group Percentage. In the event the initial Investment on the Effective Date is not sufficient when funded to result in the Net Investment to be so allocated, each Committed Investor agrees to make such additional required payment on the Effective Date to the Agent so as to result in each Investor's Net Investment being in proportion to its Investor Group Percentage.

(b)   <u>Reinvestments</u>. On each Business Day during the Reinvestment Period, the Servicer, on behalf of the Agent (on behalf of the Managing Agents and the Investors), shall pay to the SPV, out of Collections, the amount available for Reinvestment in accordance with <u>Section 2.12(a)(iii)</u>. Each such payment is hereinafter called a "<u>Reinvestment</u>". All Reinvestments with respect to the applicable Investor Group Percentage of the Asset Interest shall be made ratably on behalf of the Investors in the relevant Investor Group in accordance with the respective outstanding portions of the Net Investment funded by them.

(c)   <u>Deferred Purchase Price</u>. On each Business Day on and after the Final Payout Date, the Servicer, on behalf of the Agent, shall pay to the SPV an amount equal to the Collections of Receivables received by the SPV less the accrued and unpaid Servicing Fee (and the SPV (or the Servicer on its behalf) shall apply such Collections in the manner described in <u>Section 2.14</u>).

(d)   <u>SPV Payments Limited to Collections</u>. Notwithstanding any provision contained in this Agreement to the contrary, no Managing Agent shall, nor shall be obligated (whether on behalf of the applicable Uncommitted Investor or the Committed Investors in such Managing Agent's Investor Group), to pay any amount to the SPV as the purchase price of Receivables pursuant to <u>subsections (b)</u> and <u>(c)</u> above except to the extent of Collections on Receivables available for distribution to the SPV in accordance with this Agreement. Any amount that any Managing Agent (whether on behalf of the Uncommitted Investors or the Committed Investors in such Managing Agent's Investor Group) does not pay pursuant to the preceding sentence shall not constitute a claim (as defined in § 101 of the Bankruptcy Code) against or corporate obligation of such Managing Agent for any such insufficiency unless and until such amount becomes available for distribution to the SPV under <u>Section 2.12</u>.

SECTION 2.3 Investment Procedures.

(a)   Notice. The SPV shall request an Investment hereunder, by request to the Agent (which shall promptly provide a copy to each Managing Agent) given by facsimile in the form of an Investment Request by at least noon one (1) Business Day prior to the proposed date of any Investment (including the initial Investment). Each such Investment Request shall specify (i) the desired amount of such Investment (which shall be at least $5,000,000 in the aggregate for all Investor Groups or an integral aggregate multiple of $100,000 in excess thereof per Investor Group or, to the extent that the then available unused portion of the Maximum Net Investment is less than such amount, such lesser amount equal to such available unused portion of the Maximum Net Investment), and (ii) the desired date of such Investment (the "Investment Date") which shall be a Business Day.

(b)   Conduit Investor Acceptance or Rejection; Investment Request Irrevocable.

(i)   If an Investor Group has a Conduit Investor, its Managing Agent will promptly notify the Conduit Investors in its Investor Group and their respective Administrators of the Managing Agent's receipt of any Investment Request. If the Investment Request is received prior to the Conduit Investment Termination Date, each Conduit Investor shall instruct its Administrator to cause its Managing Agent to accept or reject such Investment Request. If a Conduit Investor elects to reject an Investment Request, its Administrator or Managing Agent shall give prompt written notice thereof to the SPV.

(ii)   Each Investment Request shall be irrevocable and binding on the SPV, and the SPV shall indemnify each Investor against any loss or expense incurred by such Investor, either directly or indirectly (including, in the case of any Conduit Investor, through a Program Support Agreement) as a result of any failure by the SPV to complete such Investment, including any loss (including loss of profit) or expense incurred by the Agent, any Managing Agent or any Investor, either directly or indirectly (including, in the case of any Conduit Investor, pursuant to a Program Support Agreement) by reason of the liquidation or reemployment of funds acquired by such Investor (or the applicable Program Support Provider(s)) (including funds obtained by issuing commercial paper or promissory notes or obtaining deposits or loans from third parties) in order to fund such Investment.

(c)   Committed Investor's Commitment. Subject to Section 2.2(b) concerning Reinvestments, at no time will any Uncommitted Investor have any obligation to fund an Investment or Reinvestment. At all times on and after the Conduit Investment Termination Date with respect to a Conduit Investor or if an Investor Group does not have a Conduit Investor, all Investments and Reinvestments shall be made by the Managing Agent on behalf of the Committed Investors in such Investor Group. At any time when any Uncommitted Investor has rejected a request to fund its Investor Group Percentage of an Investment, its Managing Agent shall so notify the Related Committed Investors and such Related Committed Investors shall fund their respective share of such Investment, on a pro rata basis, in accordance with their respective Pro Rata Shares. Notwithstanding anything contained in this Section 2.3(c) or elsewhere in this Agreement to the contrary, no Committed Investor shall be obligated to provide its Managing Agent or the SPV with funds in connection with an Investment in an amount that would result in the portion of the Net Investment then funded by it exceeding its Commitment then in effect (minus the unrecovered principal amount of such Committed Investor's investments in the Asset Interest pursuant to the Program Support Agreement to which it is a party). The obligation of the Committed Investors in each Investor Group to remit the applicable Investor Group Percentage of any Investment shall be several from that of the other Committed Investors in the other Investor Groups and within each Investor Group each Committed Investor's obligation to fund its portion of the Investments shall be several from the obligations of the other Investors. The failure of any Committed Investor to so make such amount available to its Managing Agent shall not relieve any other Committed Investor of its obligation hereunder.

(d)   Payment of Investment. On any Investment Date, each Uncommitted Investor or each Committed Investor, as the case may be, shall remit its share of the aggregate amount of such Investment (determined pursuant to Section 2.2(a)) to the account of the Managing Agent specified therefor from time to time by the Managing Agent by notice to such Persons by wire transfer of same day funds. Following the Managing Agent's receipt of funds from the Investors as aforesaid, the Managing Agent shall remit such funds received to the SPV's account at the location indicated in Schedule 11.3, by wire transfer of same day funds.

(e)   Managing Agent May Advance Funds. Unless a Managing Agent shall have received notice from any Investor in its Investor Group that such Person will not make its share of any Investment available on the applicable Investment Date therefor, a Managing Agent may (but shall have no obligation to) make any such Investor's share of any such Investment available to the SPV in anticipation of the receipt by the Managing Agent of such amount from the applicable Investor. Subject to Section 2.3(c), to the extent any such Investor fails to remit any such amount to its Managing Agent after any such advance by such Managing Agent on such Investment Date, such Investor, on the one hand, and the SPV, on the other hand, shall be required to pay such amount to such Managing Agent for its own account, together with interest thereon at a per annum rate equal to the Federal Funds Rate, in the case of such Investor, or the Base Rate, in the case of the SPV, to such Managing Agent upon its demand therefor (*provided* that a Conduit Investor shall have no obligation to pay such interest amounts except to the extent that it shall have sufficient funds to pay the face amount of its Commercial Paper in full). Until such amount shall be repaid, such amount shall be deemed to be Net Investment paid by the applicable Managing Agent and such Managing Agent shall be deemed to be the owner of an interest in the Asset Interest hereunder to the extent of such Investment. Upon the payment of such amount to the applicable Managing Agent (i) by the SPV, the amount of the aggregate Net Investment shall be reduced by such amount or (ii) by such Investor, such payment shall constitute such Person's payment of its share of the applicable Investment.

SECTION 2.4 [Reserved and Specified in Schedule I].

SECTION 2.5 Yield, Fees and Other Costs and Expenses. Notwithstanding any limitation on recourse herein, the SPV shall pay, as and when due in accordance with this Agreement:

(a)   to the Agent and each Managing Agent, all fees hereunder and under each Fee Letter, all amounts payable pursuant to Article IX, if any, and the Servicing Fees, if required pursuant to Section 2.12(b);

(b)   to each Letter of Credit Issuer, for its own account, (i) in consideration of the issuance of Letters of Credit, a *per annum* fee on the aggregate available undrawn amount of the outstanding Letters of Credit issued by it, in an amount specified in such Letter of Credit Issuer's Fee Letter, and (ii) such Letter of Credit Issuer's customary processing and administrative charges related to the issuance, amendment or drawing of Letters of Credit issued by it (collectively, the "Letter of Credit Fees"); and

(c)   on each Settlement Date, to the extent not paid pursuant to Section 2.12 for any reason, to the Managing Agents, on behalf of their Conduit Investor or Committed Investors, as applicable, an amount equal to the accrued and unpaid Yield for the related Rate Period (or calendar month for Portions of Investment with daily Rate Periods).

Nothing in this Agreement shall limit in any way the obligations of the SPV to pay the amounts set forth in this Section 2.5.

SECTION 2.6 Deemed Collections. (a) Dilutions. If on any day the Unpaid Balance of a Receivable is reduced or such Receivable is canceled as a result of any Dilution, the SPV shall be deemed to have received on such day a Collection of such Receivable in the amount of the Unpaid Balance (as determined immediately prior to such Dilution) of such Receivable (if such Receivable is canceled) or, otherwise, in the amount of such reduction, and the SPV shall, on the second Business Day following knowledge of such Dilution, pay to the Servicer an amount equal to such Deemed Collection and such amount shall be applied by the Servicer as a Collection in accordance with Section 2.12.

(b)   Breach of Representation or Warranty. If on any day any representation or warranty in Sections 4.1(d), (k), (t) or (u) with respect to any Eligible Receivable (whether on or after the date of transfer thereof to the Agent, for the benefit of the Investors, as contemplated hereunder) is determined to be incorrect as of such time when such representation or warranty was made or confirmed, the SPV shall be deemed to have received on such day a Collection of such Eligible Receivable equal to its Unpaid Balance and the SPV shall on the second Business Day following knowledge thereof deposit into a Blocked Account an amount equal to such Deemed Collection and such amount shall be applied by the Servicer as a Collection in accordance with Section 2.12.

SECTION 2.7 Payments and Computations, Etc. All amounts to be paid or deposited by the SPV or the Servicer hereunder shall be paid or deposited in accordance with the terms hereof no later than 12:00 noon on the day when due in immediately available funds; if such amounts are payable to the Agent or any Managing Agent (whether on behalf of any Investor or otherwise) they shall be paid or deposited in the account indicated under the heading "Payment Information" in Section 11.3, until otherwise notified by the Agent or any Managing Agent. The SPV shall, to the extent permitted by Law, pay to the Agent or the applicable Managing Agent, for the benefit of the Investors, upon demand, interest on all amounts not paid or deposited when due hereunder at the Default Rate. All computations of per annum fees hereunder shall be made on the basis of a year of 360 days for the actual number of days (including the first but excluding the last day) elapsed. Any computations made by the Agent or any Managing Agent of amounts payable by the SPV hereunder shall be binding upon the SPV absent manifest error.

SECTION 2.8 Reports. By no later than 4:00 p.m. on the fourth Business Day prior to each Settlement Date, or if such day is not a Business Day then on the next succeeding Business Day (and, during the continuation of a Termination Event or a Potential Termination Event, within three (3) Business Days after a request from the Agent or any Managing Agent), the Servicer shall prepare and forward to the Agent and each Managing Agent a Servicer Report, certified by the Servicer. In addition to the foregoing and for so long as Ashland's unsecured debt has a public rating from S&P or Moody's below "BB-" or "Ba3", respectively, the Servicer shall be obligated to prepare and forward to the Agent and each Managing Agent a Weekly Servicer Report on every Thursday of each calendar week (or the next Business Day if such day is not a Business Day), certified by the Servicer (including for any calendar week a monthly Servicer Report has been or is expected to be delivered). The reporting period covered by a Weekly Servicing Report shall be the period ending on (and including) the Friday preceding the applicable Reporting Date and beginning on (and including) the Saturday preceding such Friday.

SECTION 2.9 Accounts. Any Collections received directly by the SPV, any of the Originators or the Servicer shall be sent promptly (but in any event within two (2) Business Days of receipt) to a Blocked Account. On each Settlement Date, all interest and earnings (net of losses and investment expenses) on funds on deposit in each Blocked Account shall be applied as Collections. On the Final Payout Date, any and all funds remaining on deposit in the Blocked Account shall be paid to the SPV.

SECTION 2.10 Sharing of Payments, Etc. If any Investor (for purposes of this Section only, being a "Recipient") shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of setoff, or otherwise) on account of the portion of the Asset Interest owned by it (other than pursuant to a Fee Letter, Section 3.3(b) or Article IX and other than as a result of the differences in the timing of the applications of Collections pursuant to Section 2.12 and other than a result of the different methods for calculating Yield) in excess of its ratable share of payments on account of the Asset Interest obtained by the Investors entitled thereto, such Recipient shall forthwith purchase from the Investors entitled to a share of such amount participations in the portions of the Asset Interest owned by such Persons as shall be necessary to cause such Recipient to share the excess payment ratably with each such other Person entitled thereto; *provided* that if all or any portion of such excess payment is thereafter recovered from such Recipient, such purchase from each such other Person shall be rescinded and each such other Person shall repay to the Recipient the purchase price paid by such Recipient for such participation to the extent of such recovery, together with an amount equal to such other Person's ratable share (according to the proportion of (a) the amount of such other Person's required payment to (b) the total amount so recovered from the Recipient) of any interest or other amount paid or payable by the Recipient in respect of the total amount so recovered.

SECTION 2.11 Right of Setoff. Without in any way limiting the provisions of Section 2.10, each of the Agent, each Managing Agent and each Investor is hereby authorized (in addition to any other rights it may have) at any time after the occurrence of the Termination Date due to the occurrence and continuation of a Termination Event, upon prior written notice to the

SPV, to set-off, appropriate and apply (without presentment, demand, protest or other notice which are hereby expressly waived) any deposits and any other indebtedness held or owing by the Agent, the Managing Agent or such Investor to, or for the account of, the SPV against the amount of the Aggregate Unpaids owing by the SPV to such Person or to the Agent or the Managing Agent on behalf of such Person (even if contingent or unmatured).

SECTION 2.12 [Reserved and Specified in Schedule III].

SECTION 2.13 [Reserved and Specified in Schedule III].

SECTION 2.14 [Reserved and Specified in Schedule III].

SECTION 2.15 [Reserved and Specified in Schedule III].

SECTION 2.16 Reduction of Facility Limit. The SPV may, upon at least ten (10) Business Days' written notice to the Agent and each Managing Agent, terminate the facility provided in this Article II in whole or, from time to time, irrevocably reduce in part the unused portion of the Facility Limit; *provided* that each partial reduction shall be in the amount of at least $5,000,000, or an integral multiple of $1,000,000 in excess thereof, and that, unless terminated in whole, the Facility Limit shall in no event be reduced below $200,000,000. Subject to the other requirements set forth in this Section 2.16, the SPV may terminate the facility at any time in its discretion by repurchasing all Receivables and Related Security from the Investors for a purchase price equal to the Aggregate Unpaids. No termination shall be effective unless and until all Aggregate Unpaids have been paid in full. The Agent shall advise the Managing Agents of any notice it receives pursuant to this Section 2.16.

SECTION 2.17 Letters of Credit.

(a) Letter of Credit Commitment.

(i) Subject to the terms and conditions hereof, on any Business Day preceding the Letter of Credit Expiration Date: (A) each Letter of Credit Issuer agrees, in reliance upon the agreements of the Investors set forth in this Section 2.17, from time to time on any Business Day during the period from the Effective Date until the Letter of Credit Expiration Date, to issue Letters of Credit denominated in Dollars for the account of the SPV, in aggregate face amounts that shall be not less than $100,000, as the SPV may request, and to amend or extend Letters of Credit previously issued by it; and (B) the Committed Investors severally agree to participate in all Letters of Credit issued for the account of the SPV and any drawings thereunder; *provided* that after giving effect to any L/C Credit Extension with respect to any Letter of Credit: (1) the Net Investment will not exceed the Available Commitment; and (2) the Letter of Credit Liability will not exceed the Letter of Credit Sublimit. Within the foregoing limits, and subject to the terms and conditions hereof, the SPV's ability to obtain Letters of Credit shall be fully revolving, and accordingly the SPV may, during the foregoing period, obtain Letters of Credit to replace Letters of Credit that have expired or that have been drawn upon and reimbursed. Each Letter of Credit Issuer shall have the right to approve the form of Letter of Credit requested from it.

(ii)   No Letter of Credit Issuer shall issue, renew or extend any Letter of Credit, if: (A) subject to Section 2.17(b)(iii), the expiry date of such Letter of Credit would occur more than twelve (12) months after the date of issuance, renewal or last extension, unless such Letter of Credit Issuer has approved such expiry date in its sole discretion; or (B) the expiry date of such Letter of Credit would occur after the date thirty (30) days prior to the Commitment Termination Date, unless such Letter of Credit Issuer has approved such expiry date and the SPV has Cash Collateralized the then-outstanding Letter of Credit Liability in respect of such Letter of Credit thirty (30) days prior to the then-applicable Commitment Termination Date, and such Letter of Credit has an expiry date that is not later than twelve (12) months following the Commitment Termination Date.

(iii)   No Letter of Credit Issuer shall be under any obligation to issue any Letter of Credit if: (A) any order, judgment or decree of any Official Body shall by its terms purport to enjoin or restrain such Letter of Credit Issuer from issuing such Letter of Credit, or any Law applicable to such Letter of Credit Issuer or any request or directive (whether or not having the force of law) from any Official Body with jurisdiction over such Letter of Credit Issuer shall prohibit, or request that such Letter of Credit Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Letter of Credit Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such Letter of Credit Issuer is not otherwise compensated hereunder) not in effect on the Effective Date, or shall impose upon such Letter of Credit Issuer any unreimbursed loss, cost or expense which was not applicable on the Effective Date and which such Letter of Credit Issuer in good faith deems material to it; (B) the issuance of such Letter of Credit would violate any Laws or one or more policies of such Letter of Credit Issuer; (C) such Letter of Credit is to be denominated in a currency other than Dollars; (D) such Letter of Credit contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder; or (E) a default of any Committed Investor's obligations to fund hereunder exists, unless such Letter of Credit Issuer has entered into satisfactory arrangements with the SPV or such Committed Investor to eliminate such Letter of Credit Issuer's risk with respect to such Committed Investor.

(iv)   No Letter of Credit Issuer shall be under any obligation to amend any Letter of Credit if: (A) such Letter of Credit Issuer would have no obligation at such time to issue such Letter of Credit in its amended form under the terms hereof; or (B) the beneficiary of such Letter of Credit does not accept the proposed amendment to such Letter of Credit.

(b)   Procedures for Issuance and Amendment of Letters of Credit; Auto-Extension Letters of Credit.

(i)   Each Letter of Credit shall be issued or amended, as the case may be, upon the request of the SPV delivered to the applicable Letter of Credit Issuer (with a copy to the Agent) in the form of a Request for Credit Extension. Such Request for Credit Extension must be received by a Letter of Credit Issuer and the Agent not later than 5:00 p.m. at least three (3) Business Days prior to the proposed issuance date or date of amendment, as the case may be, of any Letter of Credit (or such later date and time as the Agent and such Letter of Credit Issuer may agree in a particular instance in their sole discretion, and such date, the "L/C Issuance Date"). In the case of a request for an initial issuance of a Letter of Credit, such Request for Credit Extension shall specify in form and detail satisfactory to the applicable Letter of Credit Issuer: (A) the proposed issuance date of the requested Letter of Credit (which shall be a Business Day); (B) the amount thereof; (C) the expiry date thereof; (D) the name and address of the beneficiary thereof; (E) the documents to be presented by such beneficiary in case of any drawing thereunder; (F) the full text of any certificate to be presented by such beneficiary in case of any drawing thereunder; and (G) such other matters as such Letter of Credit Issuer may reasonably require. In the case of a request for an amendment of any outstanding Letter of Credit, the related Request for Credit Extension shall specify in form and detail satisfactory to the applicable Letter of Credit Issuer: (1) the Letter of Credit to be amended; (2) the proposed date of amendment thereof (which shall be a Business Day); (3) the nature of the proposed amendment; and (4) such other matters as the applicable Letter of Credit Issuer may reasonably require. Additionally, the SPV shall furnish to the applicable Letter of Credit Issuer and the Agent such other documents and information pertaining to such requested Letter of Credit issuance or amendment, including any Issuer Documents, as such Letter of Credit Issuer or the Agent may reasonably require.

(ii)   Promptly after receipt of any Request for Credit Extension relating to a Letter of Credit, the applicable Letter of Credit Issuer will confirm with the Agent (by telephone or in writing) that the Agent has received a copy of such Request for Credit Extension from the SPV and, if not, such Letter of Credit Issuer will provide the Agent with a copy thereof. Such Letter of Credit Issuer shall also promptly notify each Managing Agent (which in turn shall promptly notify each Investor in its Investor Group) of the Request for Credit Extension and the terms thereof. Unless a Letter of Credit Issuer has received written notice from any Investor, any Managing Agent, the Agent or the SPV, at least one (1) Business Day prior to the requested date of issuance or amendment of the applicable Letter of Credit, that one or more applicable conditions contained in Article V shall not then be satisfied or that one or more conditions of clause (ii) or clause (iii) of Section 2.17(a) are applicable, then, subject to the terms and conditions hereof, such Letter of Credit Issuer shall, on the requested date, issue a Letter of Credit for the account of the SPV or enter into the applicable amendment, as the case may be, in each case in accordance with such Letter of Credit Issuer's usual and customary business practices.

(iii)   If the SPV so requests in any applicable Request for Credit Extension, a Letter of Credit Issuer may, in its sole and absolute discretion, agree to issue a Letter of Credit that has automatic extension provisions (each, an "Auto-Extension Letter of Credit"); *provided* that any such Auto-Extension Letter of Credit must permit such Letter of Credit Issuer to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof not later than a Business Day (the "Non-Extension Notice Date") in each such twelve-month period to be agreed upon at the time such Letter of Credit is issued. Unless otherwise directed by a Letter of Credit Issuer, the SPV shall not be required to make a specific request to such Letter of Credit Issuer for any such extension.

Once an Auto-Extension Letter of Credit has been issued, the Investors shall be deemed to have authorized (but may not require) such Letter of Credit Issuer to permit the extension of such Letter of Credit at any time to an expiry date not later than the Letter of Credit Expiration Date; *provided* that no Letter of Credit Issuer shall permit any such extension if: (A) such Letter of Credit Issuer has determined that it would not be permitted, or would have no obligation, at such time to issue such Letter of Credit in its revised form (as extended) under the terms hereof (by reason of the provisions of clause (ii) or (iii) of Section 2.17(a) or otherwise); or (B) it has received notice (which may be by telephone or in writing) on or before the day that is five Business Days before the Non-Extension Notice Date: (1) from the Agent that the Majority Investors have elected not to permit such extension; or (2) from the Agent, any Committed Investor or the SPV that one or more of the applicable conditions specified in Section 5.1 or 5.2 is not then satisfied, and in each such case directing such Letter of Credit Issuer not to permit such extension.

(iv)　　Promptly after its delivery of any Letter of Credit or any amendment to a Letter of Credit to an advising bank with respect thereto or to the beneficiary thereof, a Letter of Credit Issuer will also deliver to the SPV, the Agent and each Managing Agent a true and complete copy of such Letter of Credit or amendment.

(v)　　Whenever a Letter of Credit Issuer issues a Letter of Credit, each Committed Investor shall, automatically and without further action of any kind upon the L/C Issuance Date, be deemed to have irrevocably (i) agreed to acquire a participation interest therein in an amount equal to such Committed Investor's pro rata share of its Investor Group Percentage of the Letter of Credit Liability attributable to such Letter of Credit and (ii) committed to make an Investment hereunder equal to its pro rata share of its Investor Group Percentage of the applicable reimbursement amount in the event that such Letter of Credit is subsequently drawn and such drawn amount shall not have been reimbursed by the SPV upon such draw or an Investment with respect to such unreimbursed draw is not made by such Committed Investor's related Conduit Investor. In the event that any Letter of Credit expires or is surrendered to the applicable Letter of Credit Issuer without being drawn (in whole or in part) then the foregoing commitment to make Investments with respect to draws under such Letter of Credit shall expire with respect to such Letter of Credit and the Letter of Credit Liability shall automatically reduce by the amount of the Letter of Credit which is no longer outstanding. Each Committed Investor shall share in all rights and obligations resulting therefrom, in accordance with such participation interest, including: (i) the right to receive from the Agent its share of any reimbursement of the amount of each draft drawn under each Letter of Credit, including any interest payable with respect thereto; and (ii) the obligation to reimburse the Agent in the form of an Investment to the SPV hereunder upon receipt of notice of any payment by the applicable Letter of Credit Issuer.

(c)　　Drawings and Reimbursements; Funding of Participation.

(i)　　Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the applicable Letter of Credit Issuer shall notify the SPV and the Agent thereof. Not later than 1:00 p.m. on the date of any payment by a

Letter of Credit Issuer under a Letter of Credit (each such date, an "Honor Date"), the SPV shall reimburse such Letter of Credit Issuer through the Agent in an amount equal to the amount of such drawing. If the SPV fails to so reimburse such Letter of Credit Issuer by such time, the Agent shall promptly notify each Managing Agent of the Honor Date, the amount of the unreimbursed drawing (the "Unreimbursed Amount"), and the amount of such Managing Agent's Investor Group's Investor Group Percentage thereof. Each such notice by a Letter of Credit Issuer shall be treated as an Investment Request by the SPV. In such event, the SPV shall be deemed to have requested an Investment to be disbursed on the Honor Date in an amount equal to the Unreimbursed Amount, without regard to the minimum and multiples specified in Section 2.3, but subject to the amount of the unutilized portion of the Available Commitment and the conditions set forth in Section 5.2 (other than the delivery of an Investment Request). Any notice given by a Letter of Credit Issuer or the Agent pursuant to this Section 2.17(c)(i) may be given by telephone if promptly confirmed in writing; *provided* that the lack of such a prompt confirmation shall not affect the conclusiveness or binding effect of such notice.

(ii)   If a Letter of Credit Issuer so notifies a Managing Agent prior to 1:00 p.m. on any Business Day, such Managing Agent's related Investor Group shall make available to the Agent, for the account of such Letter of Credit Issuer, its Investor Group Percentage of the Unreimbursed Amount by 4:30 p.m. on such Business Day (or a subsequent day specified by the Agent) in immediately available funds. If a Letter of Credit Issuer so notifies a Managing Agent after 1:00 p.m. on any Business Day, such Managing Agent's related Investor Group shall make available to the Agent for the account of such Letter of Credit Issuer its Investor Group Percentage of the Unreimbursed Amount by 1:00 p.m. on the next Business Day (or a subsequent day specified by the Agent) in immediately available funds. If any amounts have been deposited into a segregated interest-bearing cash collateral account for the purpose of cash collateralizing the Letter of Credit Liability, the Letter of Credit Issuers shall use such funds to satisfy any drawings under their respective Letters of Credit prior to notifying the Managing Agents of the need for an Investment with respect thereto. Investors may conclusively rely on the relevant Letter of Credit Issuer as to the amount due the Agent by reason of any draft of a Letter of Credit or due such Letter of Credit Issuer under any Letter of Credit Application.

(iii)   With respect to any Unreimbursed Amount that is not fully refinanced by an Investment because the conditions set forth in Section 5.2 cannot be satisfied or for any other reason, the SPV shall be deemed to have incurred from applicable Letter of Credit Issuer an L/C Borrowing in the amount of the Unreimbursed Amount that is not so refinanced, which L/C Borrowing shall be due and payable on demand (together with interest) and shall bear interest at the Default Rate. In such event, each Investor Group's payment to the Agent for the account of the applicable Letter of Credit Issuer pursuant to Section 2.17(c)(i) shall be deemed payment in respect of its participation in such L/C Borrowing and shall constitute an L/C Borrowing from the applicable Investors in such Investor Group in satisfaction of its participation obligation under this Section 2.17.

(iv)   Until each applicable Investor in each Investor Group funds its Investment or L/C Borrowing pursuant to this Section 2.17(c) to reimburse each Letter of Credit

Issuer for any amount drawn under any Letter of Credit issued by it, interest in respect of such Investor Group's Investor Group Percentage of such amount shall be solely for the account of such Letter of Credit Issuer.

(v)   Each Committed Investor's obligation to make Investments or L/C Borrowings to reimburse the Letter of Credit Issuers for amounts drawn under Letters of Credit, as contemplated by this Section 2.17(c), shall be absolute and unconditional and shall not be affected by any circumstance, including: (A) any set-off, counterclaim, recoupment, defense or other right which such Investor may have against any Letter of Credit Issuer, the SPV, or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Termination Event or a Potential Termination Event; or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing; *provided* that each Committed Investor's obligation to make Investments pursuant to this Section 2.17(c) is subject to the conditions set forth in Section 5.2 (other than delivery of an Investment Request). No such making of an L/C Borrowing shall relieve or otherwise impair the obligations of the SPV to reimburse each Letter of Credit Issuer for the amount of any payment made by such Letter of Credit Issuer under any Letter of Credit, together with interest as provided herein.

(vi)   If any Committed Investor fails to make available to the Agent for the account of the applicable Letter of Credit Issuer any amount required to be paid by such Investor pursuant to the foregoing provisions of this Section 2.17 (c) by the time specified in Section 2.17(c)(ii), such Letter of Credit Issuer shall be entitled to recover from such Committed Investor (acting through the Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to such Letter of Credit Issuer at a rate per annum equal to the Federal Funds Rate from time to time in effect. A certificate of such Letter of Credit Issuer submitted to any Committed Investor (through the Agent) with respect to any amounts owing under this clause (vi) shall be conclusive absent manifest error.

(d)   Repayment of Participations. At any time after a Letter of Credit Issuer has made a payment under any Letter of Credit and has received from any Investor such Investor's L/C Borrowing in respect of such payment in accordance with Section 2.17(c), if the Agent receives for the account of such Letter of Credit Issuer any payment in respect of the related Unreimbursed Amount or interest thereon (whether directly from the SPV or otherwise, including proceeds of cash collateral applied thereto by the Agent), the Agent will distribute to such Investor its pro rata share thereof (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Investor's L/C Borrowing was outstanding) in the same funds as those received by the Agent.

(e)   Obligations Absolute. The obligations of the SPV to reimburse a Letter of Credit Issuer for each drawing under each Letter of Credit issued by it and to repay each L/C Borrowing shall be absolute, unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following:

(i)   any lack of validity or enforceability of such Letter of Credit, this Agreement, or any other Transaction Document;

(ii)   the existence of any claim, counterclaim, set-off, defense or other right that the SPV may have at any time against any beneficiary or any transferee of such Letter of Credit (or any Person for whom any such beneficiary or any such transferee may be acting), the Letter of Credit Issuer or any other Person, whether in connection with this Agreement, the transactions contemplated hereby or by such Letter of Credit or any agreement or instrument relating thereto, or any unrelated transaction;

(iii)   any draft, demand, certificate or other document presented under such Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect; or any loss or delay in the transmission or otherwise of any document required in order to make a drawing under such Letter of Credit;

(iv)   any payment by such Letter of Credit Issuer under such Letter of Credit against presentation of a draft or certificate that does not strictly comply with the terms of such Letter of Credit; or any payment made by such Letter of Credit Issuer under such Letter of Credit to any Person purporting to be a trustee in bankruptcy, debtor-in-possession, assignee for the benefit of creditors, liquidator, receiver or other representative of or successor to any beneficiary or any transferee of such Letter of Credit, including any arising in connection with any proceeding under any Debtor Relief Law; or

(v)   any other circumstance or happening whatsoever, whether or not similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the SPV.

The SPV shall promptly examine a copy of each Letter of Credit and each amendment thereto that is delivered to it and, in the event of any claim of noncompliance with the SPV's instructions or other irregularity, the SPV will promptly, and in all events within two (2) Business Days, notify the applicable Letter of Credit Issuer. The SPV shall be conclusively deemed to have waived any such claim against such Letter of Credit Issuer and its correspondents unless such notice is given as aforesaid.

(f)   Role of Letter of Credit Issuer. Each Investor and the SPV agree that, in paying any drawing under a Letter of Credit, no Letter of Credit Issuer shall have any responsibility to obtain any document (other than any sight draft, certificates and documents expressly required by the Letter of Credit) or to ascertain or inquire as to the validity or accuracy of any such document or the authority of the Person executing or delivering any such document. None of the Letter of Credit Issuers, any Agent-Related Person or any of the respective correspondents, participants or assignees of any Letter of Credit Issuer shall be liable to any Investor for: (i) any action taken or omitted in connection herewith at the request or with the approval of the Investors or the Managing Agents, as applicable; (ii) any action taken or omitted in the absence of gross negligence or willful misconduct; or (iii) the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter of Credit or related Request for Credit Extension. The SPV hereby assumes all risks of the acts or omissions of any beneficiary or transferee with respect to its use of any Letter of Credit; *provided* that this assumption is not intended to, and shall not, preclude the SPV's pursuing such rights and remedies as it may have against the beneficiary or transferee at law or under any other agreement. None of the Letter of Credit Issuers, any Agent-Related Person, or any of the respective correspondents, participants or assignees of any Letter of Credit Issuer shall be liable or responsible for any of the matters described in clauses (i) through (v) of Section 2.17(e); *provided* that anything in such clauses to the contrary notwithstanding, the SPV may have a claim against a Letter of Credit Issuer, and such Letter of Credit Issuer may be liable to the SPV, to the extent, but only to the extent, of any direct, as opposed to consequential or exemplary, damages suffered by SPV which SPV proves were caused by such Letter of Credit Issuer's willful misconduct or gross negligence or such Letter of Credit Issuer's willful failure to pay under any Letter of Credit after the presentation to it by the beneficiary of a sight draft and certificate(s) strictly complying with the terms and conditions of a Letter of Credit. In furtherance and not in limitation of the foregoing, the Letter of Credit Issuers may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary, and no Letter of Credit Issuer shall be responsible for the validity or sufficiency of any instrument transferring or assigning or purporting to transfer or assign a Letter of Credit or the rights or benefits thereunder or proceeds thereof, in whole or in part, which may prove to be invalid or ineffective for any reason.

(g)   Cash Collateral.

(i)   Upon the request of the Agent: (A) if a Letter of Credit Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Borrowing; or (B) if, as of the Letter of Credit Expiration Date, any Letter of Credit for any reason remains outstanding and partially or wholly undrawn, the SPV shall promptly (but in any event within one (1) Business Day) Cash Collateralize the then-outstanding amount of the Letter of Credit Liability (determined as of the date of such L/C Borrowing or the Letter of Credit Expiration Date, as the case may be).

(ii)   In addition, if the Agent notifies the SPV at any time that the outstanding amount of the Letter of Credit Liability at such time exceeds the Letter of Credit Sublimit then in effect, then the SPV shall Cash Collateralize the Letter of Credit Liability in an amount equal to the amount by which the outstanding amount of the Letter of Credit Liability exceeds the Letter of Credit Sublimit, promptly upon receipt of such notice (but in no event later than two (2) Business Days thereafter), with proceeds from an Investment hereunder, up to the Available Commitment at such time. The SPV hereby grants to the Agent, for the benefit of the Letter of Credit Issuers and the other Secured Parties, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing. Cash Collateral shall be maintained in blocked, interest bearing deposit accounts at the Agent (*provided* that: (x) any interest accrued on any such deposit account shall be payable to the SPV only upon the full and final payment of the Asset Interest; and (y) upon the continuance of a Termination Event, any such interest accrued to the date thereof shall be applied to reduce the Net Investment).

(iii)   In the event the aggregate Cash Collateral amounts on deposit exceed the Letter of Credit Liability, such excess amount shall be distributed pursuant to Section 2.12.

(h)   Conflict with Issuer Documents. In the event of any conflict between the terms hereof and the terms of any Issuer Documents, the terms hereof shall control.

(i)   Applicability of ISP98. Unless otherwise expressly agreed by the SPV and any Letter of Credit Issuer (solely with respect to Letters of Credit issued by it), when a Letter of Credit is issued the rules of the ISP shall apply to each Letter of Credit.


ARTICLE III

ADDITIONAL COMMITTED INVESTOR PROVISIONS


SECTION 3.1 Assignment to Committed Investors.

(a)   Assignment Amounts. With respect to any Investor Group with a Conduit Investor, at any time on or prior to the Commitment Termination Date for the applicable Conduit Investor, if the related Administrator on behalf of such Conduit Investor in such Investor Group so elects, by written notice to the Agent, the SPV hereby irrevocably requests and directs that such Conduit Investor assign, and such Conduit Investor does hereby assign effective on the Assignment Date referred to below all or such portions as may be elected by the Conduit Investor of its interest in the Net Investment and the Asset Interest at such time to the Committed Investors in its Investor Group pursuant to this Section 3.1 and the SPV hereby agrees to pay the amounts described in Section 3.1(b); *provided* that unless such assignment is an assignment of all of such Conduit Investor's interest in the Net Investment and the Asset Interest in whole on or after such Conduit Investment Termination Date, no such assignment shall take place pursuant to this Section 3.1 if a Termination Event described in Section 8.1(g) shall then exist; and *provided further* that no such assignment shall take place pursuant to this Section 3.1 at a time when an Event of Bankruptcy with respect to such Conduit Investor exists. No further documentation or action on the part of such Conduit Investor or the SPV shall be required to exercise the rights set forth in the immediately preceding sentence, other than the giving of the notice by the related Administrator on behalf of such Conduit Investor referred to in such sentence and the delivery by the related Administrator of a copy of such notice to each Committed Investor in its Investor Group (the date of the receipt by such Administrator of any such notice being the "Assignment Date"). Each related Committed Investor hereby agrees, unconditionally and irrevocably and under all circumstances, without setoff, counterclaim or defense of any kind, to pay the full amount of its Assignment Amount on such Assignment Date to the applicable Conduit Investor in immediately available funds to an account designated by the related Administrator. Upon payment of its Assignment Amount, each related Committed Investor shall acquire an interest in the Asset Interest and the Net Investment equal to its pro rata share (based on the outstanding portions of the Net Investment funded by it) of the assigned portion of the Net Investment. Upon any assignment in whole by a Conduit Investor to the Committed Investors in its Investor Group on or after the Conduit Investment Termination Date as contemplated hereunder, such Conduit Investor shall cease to make any additional Investments or Reinvestments hereunder. At all times prior to the Conduit Investment Termination Date, nothing herein shall prevent the Conduit Investor from making a subsequent Investment or Reinvestment hereunder, in its sole discretion, following any assignment pursuant to this Section 3.1 or from making more than one assignment pursuant to this Section 3.1.

(b)   SPV's Obligation to Pay Certain Amounts; Additional Assignment Amount. The SPV shall pay to the applicable Administrator, for the account of the applicable Uncommitted Investor, in connection with any assignment by such Uncommitted Investor to the Committed Investors in its Investor Group pursuant to this Section 3.1, an aggregate amount equal to all Yield to accrue through the end of the current Rate Period to the extent attributable to the portion of the Net Investment so assigned to the Committed Investors (which Yield shall be determined for such purpose using the CP Rate most recently determined by the applicable Administrator) (as determined immediately prior to giving effect to such assignment), plus all other Aggregate Unpaids then owing to such Uncommitted Investor (other than the Net Investment and other than any Yield not described above) related to the portion of the Net Investment so assigned to the Committed Investors in its Investor Group. If the SPV fails to make payment of such amounts at or prior to the time of assignment by the Uncommitted Investor to the Committed Investors, such amount shall be paid by the Committed Investors (in accordance with their respective Pro Rata Shares) to the Uncommitted Investor as additional consideration for the interests assigned to the Committed Investors and the amount of the "Net Investment" hereunder held by the Committed Investors shall be increased by an amount equal to the additional amount so paid by the Committed Investors.

(c)   Administration of Agreement after Assignment from Conduit Investor to Committed Investors following the Conduit Investment Termination Date. After any assignment in whole by a Conduit Investor to the Committed Investors in its Investor Group pursuant to this Section 3.1 at any time on or after the related Conduit Investment Termination Date (and the payment of all amounts owing to the Conduit Investor in connection therewith), all rights of the applicable Administrator set forth herein shall be given to the Managing Agent on behalf of the applicable Committed Investors instead of the Administrator.

(d)   Payments to Agent's Account. After any assignment in whole by a Conduit Investor to the Committed Investors in its Investor Group pursuant to this Section 3.1 at any time on or after the related Conduit Investment Termination Date, all payments to be made hereunder by the SPV or the Servicer to such Conduit Investor shall be made to the applicable Managing Agent's account as such account shall have been notified to the SPV and the Servicer.

(e)   Recovery of Net Investment. In the event that the aggregate of the Assignment Amounts paid by the Committed Investors pursuant to this Section 3.1 on any Assignment Date occurring on or after the Conduit Investment Termination Date is less than the Net Investment of the Conduit Investor on such Assignment Date, then to the extent Collections thereafter received by its Managing Agent hereunder in respect of the Net Investment exceed the aggregate of the unrecovered Assignment Amounts and Net Investment funded by such Committed Investors, such excess shall be remitted by such Managing Agent to the Conduit Investor (or to the applicable Administrator on its behalf) for the account of the Conduit Investor.

SECTION 3.2 Downgrade of Committed Investor. (a) Downgrades Generally. If at any time on or prior to the Commitment Termination Date for a Conduit Investor, the short term debt rating of any Committed Investor in such Conduit Investor's Investor Group shall be "A-2" or "P-2" from S&P or Moody's, respectively, with negative credit implications, such Committed Investor, upon request of its Managing Agent, shall, within thirty (30) days of such request, assign its rights and obligations hereunder to another financial institution (which institution's short term debt shall be rated at least "A-2" or "P-2" from S&P or Moody's, respectively, and which shall not be so rated with negative credit implications and which is acceptable to the Conduit Investor and its Managing Agent). If the short term debt rating of a Committed Investor shall be "A-3" or "P-3", or lower, from S&P or Moody's, respectively (or such rating shall have been withdrawn by S&P or Moody's), such Committed Investor, upon request of its Managing Agent, shall, within five (5) Business Days of such request, assign its rights and obligations hereunder to another financial institution (which institution's short term debt shall be rated at least "A-2" or "P-2", from S&P or Moody's, respectively, and which shall not be so rated with negative credit implications and which is acceptable to the applicable Conduit Investor and its Managing Agent). In either such case, if any such Committed Investor shall not have assigned its rights and obligations under this Agreement within the applicable time period described above (in either such case, the "Required Downgrade Assignment Period"), its Managing Agent on behalf of the applicable Conduit Investor shall have the right to require such Committed Investor to pay upon one (1) Business Day's notice at any time after the Required Downgrade Assignment Period (and each such Committed Investor hereby agrees in such event to pay within such time) to such Managing Agent an amount equal to such Committed Investor's unused Commitment (a "Downgrade Draw") for deposit by such Managing Agent into an account, in the name of such Managing Agent (a "Downgrade Collateral Account"), which shall be in satisfaction of such Committed Investor's obligations to make Investments and L/C Borrowings and to pay its Assignment Amount upon an assignment from a Conduit Investor in accordance with Section 3.1; *provided* that if, during the Required Downgrade Assignment Period, such Committed Investor delivers a written notice to such Managing Agent of its intent to deliver a direct pay irrevocable letter of credit pursuant to this proviso in lieu of the payment required to fund the Downgrade Draw, then such Committed Investor will not be required to fund such Downgrade Draw. If any Committed Investor gives its Managing Agent such notice, then such Committed Investor shall, within one (1) Business Day after the Required Downgrade Assignment Period, deliver to such Managing Agent a direct pay irrevocable letter of credit in favor of such Managing Agent in an amount equal to the unused portion of such Committed Investor's Commitment, which letter of credit shall be issued through an United States office of a bank or other financial institution (i) whose short-term debt ratings by S&P and Moody's are at least equal to the ratings assigned by such statistical rating organization to the Commercial Paper of its related Conduit Investor and (ii) that is acceptable to the applicable Conduit Investor and its Managing Agent. Such letter of credit shall provide that the Managing Agent may draw thereon for payment of any Investment, L/C Borrowing or Assignment Amount payable by such Committed Investor which is not paid hereunder when required, shall expire no earlier than the related Commitment Termination Date and shall otherwise be in form and substance acceptable to the Managing Agent.

(b)   Application of Funds in Downgrade Collateral Account. If any Committed Investor shall be required pursuant to Section 3.2(a) to fund a Downgrade Draw, then its Managing Agent shall apply the monies in the Downgrade Collateral Account applicable to such Committed Investor's share of Investments and L/C Borrowings required to be made by the Committed Investors and to any Assignment Amount payable by such Committed Investor pursuant to Section 3.1 at the times, in the manner and subject to the conditions precedent set forth in this Agreement. The deposit of monies in such Downgrade Collateral Account by any Committed Investor shall not constitute an Investment, L/C Borrowing or the payment of any Assignment Amount (and such Committed Investor shall not be entitled to interest on such monies except as provided below in this Section 3.2(b), unless and until (and then only to the extent that) such monies are used to fund Investments and L/C Borrowings or to pay any Assignment Amount. The amount on deposit in such Downgrade Collateral Account shall be invested by the applicable Managing Agent in Eligible Investments and such Eligible Investments shall be selected by the applicable Managing Agent in its sole discretion. The Agent shall remit to such Committed Investor, on the last Business Day of each month, the income actually received thereon. Unless required to be released as provided below in this subsection, Collections received by the Agent in respect of such Committed Investor's portion of the Net Investment shall be deposited in the Downgrade Collateral Account for such Committed Investor. Amounts on deposit in such Downgrade Collateral Account shall be released to such Committed Investor (or the stated amount of the letter of credit delivered by such Committed Investor pursuant to subsection (a) above may be reduced) within one (1) Business Day after each Settlement Date following the Termination Date to the extent that, after giving effect to the distributions made and received by the Investors on such Settlement Date, the amount on deposit in such Downgrade Collateral Account would exceed such Committed Investor's pro rata share (determined as of the day prior to the Termination Date) of the sum of all Portions of Investment then funded by the applicable Conduit Investor, plus the Interest Component. All amounts remaining in such Downgrade Collateral Account shall be released to such Committed Investor no later than the Business Day immediately following the earliest of (i) the effective date of any replacement of such Committed Investor or removal of such Committed Investor as a party to this Agreement, (ii) the date on which such Committed Investor shall furnish its Managing Agent with confirmation that such Committed Investor shall have short-term debt ratings of at least "A-2" or "P-2" from S&P and Moody's, respectively, without negative credit implications, and (iii) the Commitment Termination Date (or if earlier, the Commitment Termination Date in effect prior to any renewal pursuant to Section 3.3 to which such Committed Investor does not consent. Nothing in this Section 3.2 shall affect or diminish in any way any such downgraded Committed Investor's Commitment to the SPV or the applicable Conduit Investor or such downgraded Committed Investor's other obligations and liabilities hereunder and under the other Transaction Documents.

(c)   Program Support Agreement Downgrade Provisions. Notwithstanding the other provisions of this Section 3.2, a Committed Investor shall not be required to make a Downgrade Draw (or provide for the issuance of a letter of credit in lieu thereof) pursuant to Section 3.2(a) at a time when such Committed Investor has a downgrade collateral account (or letter of credit in lieu thereof) established pursuant to the Program Support Agreement relating to the transactions contemplated by this Agreement to which it is a party in an amount at least equal to its unused Commitment, and its Managing Agent may apply monies in such downgrade collateral account in the manner described in Section 3.2(b) as if such downgrade collateral account were a Downgrade Collateral Account.

SECTION 3.3 Non-Renewing Committed Investors. If at any time the SPV requests that the Committed Investors renew their Commitments hereunder and some but less than all the Committed Investors consent to such renewal within thirty (30) days of the SPV's request, the SPV may arrange for an assignment, and such non-consenting Committed Investors shall agree to assign, to one or more financial institutions acceptable to the related Conduit Investor and the SPV of all the rights and obligations hereunder of each such non-consenting Committed Investor in accordance with Section 11.8. Any such assignment shall become effective on the then-current Commitment Termination Date. Each Committed Investor which does not so consent to any renewal shall cooperate fully with the SPV in effectuating any such assignment. If none or less than all the Commitments of the non-renewing Committed Investors are so assigned as provided above, then the Commitment Termination Date shall not be renewed.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

SECTION 4.1 <u>Representations and Warranties of the SPV and the Initial Servicer</u>. Each of the SPV and the initial Servicer represents and warrants to the Agent, each Managing Agent, the Administrators, the Investors and the other Secured Parties, as to itself only, that, on the Effective Date, on each Investment Date, on each L/C Issuance Date and on each date of Reinvestment:

(a)   <u>Corporate Existence and Power</u>. It (i) is validly existing and in good standing under the laws of its jurisdiction of formation, (ii) with respect to the SPV, was duly organized, (iii) has all corporate or limited liability company power and all licenses, authorizations, consents and approvals of all Official Bodies required to carry on its business in each jurisdiction in which its business is now and proposed to be conducted (except where the failure to have any such licenses, authorizations, consents and approvals would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect) and (iv) is duly qualified to do business and is in good standing in every other jurisdiction in which the nature of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)   <u>Authorization; No Contravention</u>. The execution, delivery and performance by it of this Agreement and the other Transaction Documents to which it is a party (i) are within its corporate or limited liability company powers, (ii) have been duly authorized by all necessary corporate or limited liability company action, (iii) require no action by or in respect of, or filing with, any Official Body or official thereof (except as contemplated by this Agreement, all of which have been (or as of the Effective Date will have been) duly made and in full force and effect), other than any such action or approval as may be required pursuant to the laws of any Official Body outside of the United States in connection with any Foreign Receivable, (iv) do not contravene or constitute a default under (A) its organizational documents, (B) any Law applicable to it, (C) any provision of any indenture, agreement or other instrument evidencing material Indebtedness to which it is a party or by which any of its property may be bound or (D) any order, writ, judgment, award, injunction, decree or other instrument binding on or affecting it or its property <u>except</u>, with respect to <u>clauses (B)</u>, <u>(C)</u> and <u>(D)</u> above, to the extent the contravention or default under such Law, contractual restriction, order, writ, judgment, award, injunction, decree or other instrument would not reasonably be expected to have a Material Adverse Effect, or (v) result in the creation or imposition of any Adverse Claim upon or with respect to its property (except as contemplated hereby).

(c)   <u>Binding Effect</u>. Each of this Agreement and the other Transaction Documents to which it is a party has been duly executed and delivered and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws affecting the rights of creditors generally (whether at law or equity).

(d)   Perfection. In the case of the SPV, the representations and warranties set forth on Schedule 4.1(d) hereto are true and correct.

(e)   Accuracy of Information. None of the written information (including e-mail) heretofore, contemporaneously or hereafter furnished by the SPV, the Servicer, any Originator or any of their respective agents or advisors to any Investor, any Managing Agent or the Agent for purposes of or in connection with any Transaction Document or any transaction contemplated hereby or thereby contains or will contain any statement which is untrue or misleading in any material respect on the date as of which such information is provided, dated or certified, and no such item of information contains or will contain any untrue statement of material fact or omits or will omit to state a material fact necessary in order to make the statements contained therein, in the light of the circumstances under which they were made, not misleading, as the case may be; *provided* that any such information delivered subsequent to any other written information and on the same subject matter shall, solely to the extent each such item of information is delivered to the same addressee, supersede such earlier delivered information unless the SPV, the applicable Originator or the Servicer shall expressly state otherwise in writing. No written information (including e-mail) (subject to the proviso of the preceding sentence) contained in any report or certificate delivered pursuant to this Agreement or any other Transaction Document shall omit to state any material fact necessary to make the statements contained therein not misleading on the date as of which such information is dated or certified. With respect to any projections, budgets and other forward looking financial information, it is understood and agreed that (i) any forward-looking information furnished by the SPV, any Originator or the Servicer is subject to inherent uncertainties and contingencies, which may be beyond the control of such Person, (ii) no assurance is given by the SPV, any Originator or the Servicer that the results or forecast in any such forward-looking information will be realized and (iii) the actual results may differ from the forecast results set forth in such forward-looking information and such differences may be material. Notwithstanding anything in the forgoing paragraph, it is understood and agreed that this Section 4.1(e) shall not apply to any matters addressed by Section 4.1(k).

(f)   Tax Status. It has (i) timely filed all Untied States Federal tax returns and all other material tax returns required to be filed by it and (ii) paid or made adequate provision for the payment of all taxes, assessments and other material governmental charges, other than (A) those taxes, assessments, or charges that are being contested in good faith through appropriate proceedings and for which adequate reserves in accordance with GAAP have been provided or (B) those taxes, assessments and other governmental charges, the non-payment of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(g)   Action, Suits. It is not in violation of any order of any Official Body that would, individually or in the aggregate with all such other violations, reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 4.1(g), there are no actions, suits, litigation or proceedings pending or, to its knowledge, threatened in writing against or affecting it or any of its Affiliates or their respective properties, in or before any Official Body, as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(h)   Use of Proceeds. In the case of the SPV, no proceeds of any Investment or Reinvestment will be used by it (i) to acquire any security in any transaction which is subject to Section 13 or 14 of the Securities Exchange Act of 1934, (ii) to acquire any equity security of a class which is registered pursuant to Section 12 of such act or (iii) for any other purpose that violates applicable Law, including Regulation U of the Federal Reserve Board.

(i)   Principal Place of Business; Chief Executive Office; Location of Records. Its principal place of business, chief executive office and the offices where it keeps all its Records, are located at the address(es) described on Schedule 4.1(i) or such other locations notified to each Managing Agent in accordance with Section 7.7 in jurisdictions where all action required by Section 7.7 has been taken and completed.

(j)   Subsidiaries; Tradenames, Etc. In the case of the SPV, as of the Effective Date: (i) it has no Subsidiaries; and (ii) it has not, within the last five (5) years, operated under any tradename other than its legal name, and, within the last five (5) years, it has not changed its name, merged with or into or consolidated with any other Person or been the subject of any proceeding under the Bankruptcy Code. Schedule 4.1(j) lists the correct Federal Employer Identification Number of the SPV.

(k)   Nature of Receivables. Each Receivable (i) represented by it to be an Eligible Receivable in any Servicer Report or (ii) included in the calculation of the Net Pool Balance in such Servicer Report or any Request for Credit Extension in fact satisfies at the time of such calculation the definition of "Eligible Receivable" set forth herein. On the date of the applicable initial Investment therein by the Investors hereunder, it has no knowledge of any fact (including any defaults by the Obligor thereunder on any other Receivable) that would cause it or should have caused it to expect any payments on such Eligible Receivable not to be paid in full when due.

(l)   Coverage Requirement. In the case of the SPV, the sum of the Net Investment plus the Required Reserves does not exceed the Net Pool Balance.

(m)   Credit and Collection Policy. It has at all times complied in all material respects with the Credit and Collection Policy with regard to each Eligible Receivable.

(n)   Material Adverse Effect. Since the Original Closing Date there has been no Material Adverse Effect.

(o)   No Termination Event or Potential Termination Event. In the case of the SPV, no event has occurred and is continuing and no condition exists which constitutes a Termination Event or a Potential Termination Event.

(p)   Not an Investment Company or Holding Company. It is not, and is not controlled by, an "investment company" within the meaning of the Investment Company Act of 1940, or is exempt from all provisions of such act.

(q)   ERISA. No steps have been taken by any Person to terminate any Pension Plan the assets of which are not sufficient to satisfy all of its benefit liabilities (as determined under Title IV of ERISA), no contribution failure has occurred or is expected to occur with respect to any Pension Plan sufficient to give rise to a lien under Section 302(f) of ERISA, and each Pension Plan has been administered in all material respects in compliance with its terms and applicable provision of ERISA and the Code.

(r)   Blocked Accounts. The names and addresses of all the Blocked Account Banks, together with the account numbers of the Blocked Accounts at such Blocked Account Banks, are specified in Schedule 4.1(r) (or at such other Blocked Account Banks and/or with such other Blocked Accounts as have been notified in writing to each Managing Agent and for which Blocked Account Agreements have been executed in accordance with Section 7.3 and delivered to the Servicer and the Agent). All Blocked Accounts are subject to Blocked Account Agreements. All Obligors (other than Obligors of Foreign Currency Receivables) have been instructed to make payment to a Blocked Account; *provided* that if cash or cash proceeds other than Collections on Receivables are deposited into a Blocked Account, including any errant payments or payments on Retained Receivables or Water Receivables transferred by the SPV pursuant to Section 11.16 hereof (the "Excluded Amounts"), such Excluded Amounts shall not constitute Related Security, and the Agent shall have no right, title or interest in any such Excluded Amounts.

(s)   Bulk Sales. In the case of the SPV, no transaction contemplated hereby or by the First Tier Agreement requires compliance with any bulk sales act or similar law.

(t)   Transfers Under First Tier Agreement. In the case of the SPV, each Receivable has been purchased or otherwise acquired by it from the applicable Originator pursuant to, and in accordance with, the terms of the First Tier Agreement.

(u)   Preference; Voidability. In the case of the SPV, it shall have given reasonably equivalent value to each Originator in consideration for the transfer to it of the Affected Assets from such Originator, and each such transfer shall not have been made for or on account of an antecedent debt owed by any Originator to it and no such transfer is or may be voidable under any section of the Bankruptcy Code.

(v)   Compliance with Applicable Laws; Licenses, etc. (i) Each of the SPV and Servicer is in compliance with the requirements of all applicable laws, rules, regulations, and orders of all Official Bodies (including the Federal Consumer Credit Protection Act, as amended, Regulation Z of the Board of Governors of the Federal Reserve System, as amended, laws, rules and regulations relating to usury, truth in lending, fair credit billing, fair credit reporting, equal credit opportunity, fair debt collection practices and privacy and all other consumer laws, rules and regulations applicable to the Receivables), a breach of any of which, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect; *provided* that no representation or warranty is made with respect to the laws, rules, regulations, and orders of Official Bodies outside of the United States with respect to Foreign Receivables.

(ii)   the SPV has not failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of its properties or to the conduct of its business (including any registration requirements or other actions as may be necessary in any applicable jurisdiction in connection with the ownership of the Contracts or the Receivables and other related assets), which violation or failure to obtain would be reasonably likely to have a Material Adverse Effect.

(w)　　Nonconsolidation. The SPV is operated in such a manner that the separate corporate existence of the SPV, on the one hand, and the Servicer and each Originator or any Affiliate thereof, on the other, would not be disregarded in the event of the bankruptcy or insolvency of the Servicer, such Originator or any Affiliate thereof and, without limiting the generality of the foregoing:

(i)　　the SPV is a limited purpose entity whose activities are restricted in its organizational documents to activities related to purchasing or otherwise acquiring receivables (including the Receivables) and related assets and rights and conducting any related or incidental business or activities it deems necessary or appropriate to carry out its primary purpose, including entering into the Transaction Documents;

(ii)　　(a) the SPV has not engaged, and does not presently engage, in any activity other than those activities expressly permitted hereunder and under the other Transaction Documents, except with the prior written consent of each Managing Agent in its sole discretion, and (b) the SPV has not entered into any agreement other than this Agreement, the other Transaction Documents to which it is a party, an administration agreement with Ashland and a services agreement with its independent manager, and with the prior written consent of the Agent, any other agreement necessary to carry out more effectively the provisions and purposes hereof or thereof;

(iii)　　(A) the SPV maintains its own deposit account or accounts, separate from those of any of its Affiliates, with commercial banking institutions, (B) the funds of the SPV are not and have not been diverted to any other Person or for other than the corporate use of the SPV and (C) except as may be expressly permitted by this Agreement, the funds of the SPV are not and have not been commingled with those of any of its Affiliates;

(iv)　　to the extent that the SPV contracts or does business with vendors or service providers where the goods and services provided are partially for the benefit of any other Person, the costs incurred in so doing are fairly allocated to or among the SPV and such entities for whose benefit the goods and services are provided, and each of the SPV and each such entity bears its fair share of such costs; and all material transactions between the SPV and any of its Affiliates shall be on an arm's-length basis;

(v)　　the SPV maintains a principal executive and administrative office through which its business is conducted and a telephone number and stationery through which all business correspondence and communication are conducted, in each case separate from those of any Originator and its Affiliates;

(vi)　　the SPV conducts its affairs strictly in accordance with its organizational documents and observes all necessary, appropriate and customary limited liability company formalities, including (A) holding all regular and special directors'/managers' meetings appropriate to authorize all limited liability company action, (B) keeping separate and accurate minutes of such meetings, (C) passing all resolutions or consents necessary to authorize actions taken or to be taken, and (D) maintaining accurate and separate books, records and accounts, including intercompany transaction accounts;

(vii)   all decisions with respect to its business and daily operations are independently made by the SPV (although the officer making any particular decision may also be an employee, officer or director of an Affiliate of the SPV) and are not dictated by any Affiliate of the SPV (it being understood that the Servicer, which is an Affiliate of the SPV, will undertake and perform all of the operations, functions and obligations of it set forth herein and it may appoint Sub-Servicers, which may be Affiliates of the SPV, to perform certain of such operations, functions and obligations);

(viii)   the SPV acts solely in its own name and through its own authorized officers and agents, and no Affiliate of the SPV shall be appointed to act as its agent, except as expressly contemplated by this Agreement;

(ix)   no Affiliate of the SPV advances funds to the SPV, other than as is otherwise provided herein or in the other Transaction Documents, and no Affiliate of the SPV otherwise supplies funds to, or guaranties debts of, the SPV; *provided* that an Affiliate of the SPV may provide funds to the SPV in connection with the capitalization of the SPV;

(x)   other than organizational expenses and as expressly provided herein, the SPV pays all expenses, Indebtedness and other obligations incurred by it;

(xi)   the SPV does not guarantee, and is not otherwise liable, with respect to any obligation of any of its Affiliates; *provided* that a portion of its purchase price for the Receivables and Affected Assets may take the form of the arrangement of Letters of Credit hereunder for the benefit of one or more Originators;

(xii)   any financial reports required of the SPV comply with GAAP and are issued separately from, but may be consolidated with, any reports prepared for any of its Affiliates;

(xiii)   at all times the SPV is adequately capitalized to engage in the transactions contemplated in its organizational documents;

(xiv)   the financial statements and books and records of the SPV and the Originators reflect the separate limited liability company existence of the SPV;

(xv)   the SPV does not act as agent for any of the Originators or any Affiliate thereof, but instead presents itself to the public as a entity separate from each such Person and independently engaged in the business of purchasing and financing Receivables;

(xvi)   the SPV maintains a three-person board of managers, including at least one independent manager, who has never been, and shall at no time be a equity owner, director, officer, employee or associate, or any relative of the foregoing, of any Originator or any Affiliate thereof (other than the SPV and any other bankruptcy-remote special purpose entity formed for the sole purpose of securitizing, or facilitating the securitization of, financial assets of any Originator or any Affiliate thereof), all as provided in its organizational documents, and is otherwise reasonably acceptable to the Agent;

(xvii)   the organizational documents of the SPV require the affirmative vote of the independent manager before a voluntary petition under Section 301 of the Bankruptcy Code may be filed by the SPV; and

(xviii)   the SPV complies in all material respects with (and causes to be true and correct in all material respects) each of the facts and assumptions relating to it contained in the opinion(s) of Squire, Sanders & Dempsey L.L.P., delivered pursuant to Section 5.1(m).

(x)   Other Debt. Except as provided herein, the SPV has not created, incurred, assumed or suffered to exist any Indebtedness whether current or funded, or any other expense, fee, obligation or liability other than (i) Indebtedness of the SPV representing fees, expenses and indemnities arising hereunder or under the First Tier Agreement for the purchase price of the Receivables and other Affected Assets under the First Tier Agreement, (ii) indebtedness to one or more Originators for the Deferred Purchase Price and (iii) other outstanding Indebtedness, expenses, fees or obligations incurred in the ordinary course of its business each in an amount that does not exceed $10,000; *provided* that all reasonable legal and accounting expenses and fees incurred in connection with this Agreement shall be permitted.

(y)   Representations and Warranties in other Related Documents. In the case of the SPV, each of the representations and warranties made by it contained in the Transaction Documents (other than this Agreement) is true, complete and correct in all material respects (except any representation or warranty qualified by materiality or by reference to a material adverse effect, which is true, complete and correct in all respects) and it hereby makes each such representation and warranty to, and for the benefit of, the Agent, each Managing Agent, the Administrators, the Investors and the other Secured Parties as if the same were set forth in full herein.

(z)   No Servicer Default. In the case of the Servicer, no event has occurred and is continuing and no condition exists which constitutes or may reasonably be expected to constitute a Servicer Default.

ARTICLE V

CONDITIONS PRECEDENT

SECTION 5.1 Conditions Precedent to Closing. The occurrence of the Effective Date and the effectiveness of the Commitments hereunder shall be subject to the conditions precedent that (i) the SPV or the Originators shall have paid in full (A) all amounts required to be paid by each of them on or prior to the Effective Date pursuant to the Fee Letters and (B) the fees and expenses described in clause (i) of Section 9.4(a) and invoiced prior to the Effective Date, and (ii) each Managing Agent shall have received, for itself and each of the Investors in its Investor Group, an original (unless otherwise indicated) of each of the following documents, each in form and substance satisfactory to each Managing Agent (but solely to the extent not already received by the Agent in connection with the Original Agreement):

(a)   A duly executed counterpart of this Agreement, the First Tier Agreement, the Fee Letters and each of the other Transaction Documents executed by the Originators, the SPV or the Servicer, as applicable.

(b)   A certificate, substantially in the form of Exhibit G, of the secretary or assistant secretary of the SPV, certifying and attaching as exhibits thereto, among other things:

      (i)   the organizational documents;

      (ii)   resolutions of the board of managers or other governing body of the SPV authorizing the execution, delivery and performance by the SPV of this Agreement, the First Tier Agreement and the other Transaction Documents to be delivered by the SPV hereunder or thereunder and all other documents evidencing necessary limited liability company action and government approvals, if any; and

      (iii)   the incumbency, authority and signature of each officer of the SPV executing the Transaction Documents or any certificates or other documents delivered hereunder or thereunder on behalf of the SPV.

(c)   A certificate, substantially in the form of Exhibit H, of the secretary or assistant secretary of each Originator and the Servicer certifying and attaching as exhibits thereto, among other things:

      (i)   the articles of incorporation or other organizing document of each Originator and the Servicer (certified by the Secretary of State or other similar official of its jurisdiction of incorporation or organization, as applicable, as of a recent date);

      (ii)   the by-laws of each Originator and the Servicer;

      (iii)   resolutions of the board of directors or other governing body of each Originator and the Servicer authorizing the execution, delivery and performance by it of this Agreement, the First Tier Agreement and the other Transaction Documents to be delivered by it hereunder or thereunder and all other documents evidencing necessary corporate action (including shareholder consents) and government approvals, if any; and

      (iv)   the incumbency, authority and signature of each officer of each of the Originators and the Servicer executing the Transaction Documents or any certificates or other documents delivered hereunder or thereunder on its behalf.

(d)   A good standing certificate for the SPV issued by the Secretary of State or a similar official of the SPV's jurisdiction of formation, as applicable, and certificates of qualification as a foreign entity issued by the Secretaries of State or other similar officials of each jurisdiction where such qualification is material to the transactions contemplated by this Agreement and the other Transaction Documents, in each case, dated as of a recent date.

(e) A good standing certificate for each of the Originators and the Servicer issued by the Secretary of State or a similar official of its jurisdiction of incorporation or organization, as applicable, and certificates of qualification as a foreign corporation issued by the Secretaries of State or other similar officials of each jurisdiction where such qualification is material to the transactions contemplated by this Agreement and the other Transaction Documents, in each case, dated as of a recent date.

(f) Acknowledgment copies or other evidence of filing acceptable to the Agent of proper financing statements (Form UCC-1) naming the SPV, as debtor, in favor of the Agent, as secured party, for the benefit of the Secured Parties or other similar instruments or documents as may be necessary or in the reasonable opinion of the Agent desirable under the UCC of all appropriate jurisdictions or any comparable law to perfect the Agent's ownership or security interest in all Receivables and the other Affected Assets.

(g) Acknowledgment copies or other evidence of filing acceptable to the Agent of proper financing statements (Form UCC-1), naming each Originator, as the debtor, in favor of the SPV, as assignor secured party, and the Agent, for the benefit of the Secured Parties, as assignee secured party, or other similar instruments or documents as may be necessary or in the reasonable opinion of the Agent desirable under the UCC of all appropriate jurisdictions or any comparable law to perfect the SPV's ownership interest in all Receivables and the other Affected Assets.

(h) Copies of proper financing statements (Form UCC-3), if any, necessary to terminate all security interests and other rights of any Person in Receivables or the other Affected Assets previously granted by each Originator and copies of all financing statements (Form UCC-3), necessary to assign all security interests and other rights of Bank of America, in Receivables or the Other Affected Assets previously granted by each Originator and the SPV, to Scotia, as Agent for the Secured Parties.

(i) Certified copies of requests for information or copies (Form UCC-11) (or a similar search report certified by parties acceptable to the Agent) dated a date reasonably near the Effective Date listing all effective financing statements which name the SPV or each Originator as debtor and which are filed in jurisdictions in which the filings were made pursuant to clauses (f) or (g) above and such other jurisdictions where the Agent may reasonably request, together with copies of such financing statements, and similar search reports with respect to federal tax liens and liens of the Pension Benefit Guaranty Corporation in such jurisdictions.

(j) Executed copies of the Blocked Account Agreements relating to each of the Blocked Accounts, including an executed amendment to each such Blocked Account Agreement which replaces the secured party by naming Scotia as the secured party thereunder.

(k) A favorable opinion, dated as of the Effective Date, of Linda Foss, Assistant General Counsel of Ashland, covering certain corporate matters with respect to the Servicer and the Originator in form and substance satisfactory to the Agent and Agent's counsel.

(l)		A favorable opinion, dated as of the Effective Date, of Squire, Sanders & Dempsey L.L.P., special counsel to the SPV, the Servicer and the Originators, covering certain corporate and UCC matters in form and substance satisfactory to the Agent and Agent's counsel.

(m)		A favorable opinion, dated as of the Effective Date, of Squire, Sanders & Dempsey L.L.P., special counsel to the SPV and the Originators, covering certain bankruptcy and insolvency matters in form and substance satisfactory to the Agent and Agent's counsel.

(n)		Satisfactory results of a review and audit of the Originators' collection, operating and reporting systems, Credit and Collection Policy, historical receivables data and accounts, including satisfactory results of a review of the Originators' operating location(s) and satisfactory review and approval of the Eligible Receivables in existence on the date of the initial purchase under the First Tier Agreement and a written outside audit report of a nationally-recognized accounting firm as to such matters.

(o)		Such other approvals, documents, instruments, certificates and opinions as the Agent, any Managing Agent, any Administrator or any Investor may reasonably request.

(p)		Payment to Bank of America of its Pro Rata Share of all Aggregate Unpaids, fees and other amounts due and payable to it on or prior to the date hereof such that Bank of America's Net Investment equals zero, and, to the extent invoiced, reimbursement or payment of all reasonable expenses required to be reimbursed or paid by the SPV to Bank of America under the Original Agreement; provided that such amounts may be deducted from the proceeds of an initial Investment made concurrently on the Effective Date.

SECTION 5.2 Conditions Precedent to All Investments, Reinvestments and Letters of Credit. Each Investment hereunder (including the initial Investment), each Reinvestment hereunder and the obligation of each Letter of Credit Issuer to issue Letters of Credit hereunder shall be subject to the conditions precedent that (i) the Effective Date shall have occurred, and (ii) on the date of such Investment, Reinvestment or the issuance of such Letter of Credit, as the case may be, the following statements shall be true (and the SPV by accepting the amount of such Investment or Reinvestment or the delivery of such Letter of Credit shall be deemed to have certified that):

(a)		The representations and warranties contained in Section 4.1 are true, complete and correct in all material respects (except those representations and warranties qualified by materiality or by reference to a material adverse effect, which shall be true, complete and correct in all respects) on and as of such day as though made on and as of such day and shall be deemed to have been made on such day (unless such representations or warranties specifically refer to a previous day, in which case, they shall be true, complete and correct in all material respects (or, with respect to such representations or warranties as are qualified by materiality or by reference to a material adverse effect, true, complete and correct in all respects) on and as of such previous day); *provided* that no such representation, warranty, or certification hereunder shall be deemed to be incorrect or violated to the extent any affected Receivable is subject to a Deemed Collection and all required amounts with respect to which have been deposited into a Blocked Account.

(b)   In the case of an Investment or an L/C Credit Extension, each Managing Agent shall have received a Request for Credit Extension, appropriately completed, within the time period required by Section 2.3 or 2.17, as applicable.

(c)   In the case of an Investment or an L/C Credit Extension, the Agent and each Managing Agent shall have received a Servicer Report dated no more than 30 days prior to the proposed Investment Date or the proposed L/C Issuance Date, as applicable, and the information set forth therein shall be true, complete and correct in all material respects.

(d)   The Termination Date has not occurred.

(e)   In the case of an Investment, the amount of such Investment will not exceed the amount available therefor under Section 2.2 and, after giving effect thereto, this sum of the Net Investment and the Required Reserves will not exceed the Net Pool Balance.

(f)   In the case of any L/C Credit Extension, after giving effect to such L/C Credit Extension, each of the requirements set forth in Section 2.17(a) shall be satisfied and the sum of the Net Investment and the Required Reserves will not exceed the Net Pool Balance.

ARTICLE VI

COVENANTS

SECTION 6.1 Affirmative Covenants of the SPV and Servicer. At all times from the date hereof to the Final Payout Date, unless the Majority Investors shall otherwise consent in writing:

(a)   Reporting Requirements. The SPV shall furnish to the Agent (with a copy to each Managing Agent):

(i)   Annual Reporting. Within ninety (90) days after the close of Ashland's fiscal year (commencing with the fiscal year ended September 30, 2010), (A) audited financial statements, prepared by a nationally-recognized accounting firm in accordance with GAAP on a consolidated basis for Ashland and its consolidated Subsidiaries, in each case, including consolidated and consolidating balance sheets as of the end of such period, and related consolidated and consolidating statements of income or operations, shareholders' equity and cash flows, accompanied by an unqualified audit report and opinion of independent certified public accountants of nationally recognized standing reasonably acceptable to the Agent and each Managing Agent, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any "going concern" or similar qualification or exception or any qualification or exception as to the scope of such audit, and such financial statements shall be certified by the chief executive officer, chief financial officer, treasurer or controller of Ashland to the effect that such consolidating statements are fairly stated in all material respects when considered in relation to the consolidated statements of Ashland and its consolidated Subsidiaries and (B) a report covering such fiscal year to the effect that Protiviti Inc. or any other audit firm reasonably acceptable to the Agent has applied certain agreed-upon procedures (a copy of which procedures are attached hereto as Schedule 6.1(a), it being understood that the Servicer and the Agent will provide an updated Schedule 6.1(a) reflecting any further amendments to such Schedule 6.1(a) prior to the issuance of the first such agreed-upon procedures report, a copy of which shall replace the then existing Schedule 6.1(a)) to certain documents and records relating to the Receivables under any Transaction Document, compared the information contained in the Servicer Reports delivered during the period covered by such report with such documents and records and that no matters came to the attention of such audit firm that caused them to believe that such servicing was not conducted in compliance with this Article VI, except for such exceptions as such audit firm shall believe to be immaterial and such other exceptions as shall be set forth in such statement. Within ninety (90) days after the close of the SPV's fiscal year, for the SPV, an unaudited consolidated and consolidating balance sheet of the SPV as at the end of such fiscal year, and the related unaudited consolidated and consolidating statements of income or operations, changes in shareholders' equity, and cash flows for such fiscal year and for the SPV's fiscal year then ended, setting forth in comparative form the figures for the previous fiscal year, all in reasonable detail, such consolidated statements to be certified by the chief executive officer, chief financial officer, treasurer or controller of Ashland (or a comparable person on behalf of the SPV) as fairly presenting the financial condition, results of operations, shareholders' equity and cash flows of the SPV in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes and such consolidating statements to be certified by the chief executive officer, chief financial officer, treasurer or controller of Ashland (or a comparable person on behalf of the SPV) to the effect that such statements are fairly stated in all material respects when considered in relation to the consolidated financial statements of the SPV.

(ii)   Quarterly Reporting. Within forty-five (45) days after the close of the first three quarterly periods of each of the SPV's and Ashland's fiscal years, for (A) the SPV and (B) for Ashland and its consolidated Subsidiaries, in each case, an unaudited consolidated and consolidating balance sheet of the SPV and Ashland (together with its consolidated Subsidiaries) as at the end of such fiscal quarter, and the related unaudited consolidated and consolidating statements of income or operations, changes in shareholders' equity, and cash flows for such fiscal quarter and for the portion of each of the SPV's and Ashland's fiscal year then ended, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail, such consolidated statements to be certified by the chief executive officer, chief financial officer, treasurer or controller of Ashland (and a comparable person on behalf of the SPV) as fairly presenting the financial condition, results of operations, shareholders' equity and cash flows of the SPV and Ashland (together with its Subsidiaries) in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes and such consolidating statements to be certified by the chief executive officer, chief financial officer, treasurer or controller of Ashland (and a comparable person on behalf of the SPV) to the effect that such statements are fairly stated in all material respects when considered in relation to the consolidated financial statements of the SPV and Ashland (together with its Subsidiaries).

(iii)   Compliance Certificate. Together with the financial statements required hereunder, a compliance certificate signed by the SPV's and Ashland's, as applicable, chief financial officer certifying (in such person's corporate capacity and not individually), stating that (A) the attached financial statements have been prepared in accordance with GAAP and accurately reflect the financial condition of the SPV or Ashland and their respective consolidated Subsidiaries, as applicable (which in the case of quarterly financial statements shall be subject to normal year-end audit adjustments), (B) to the best of such Person's knowledge, no Termination Event or Potential Termination Event is continuing, or if any Termination Event or Potential Termination Event is continuing, stating the nature and status thereof and showing the computation of, and showing compliance with, each of the financial triggers set forth in Sections 7.5(e) and (f) and Sections 8.1(h), (i) and (j), and (C) each of the representations and warranties made by the SPV and Ashland, as applicable, in Article IV of this Agreement are true and correct in all material respects (except any representation or warranty qualified by materiality or by reference to a material adverse effect, which is true and correct in all respects).

(iv)   Equityholders Statements and Reports. Promptly upon the furnishing thereof to the equityholders of the SPV, copies of all financial statements, reports and proxy statements so furnished.

(v)   SEC Filings. Promptly upon the filing thereof, copies of all registration statements and annual, quarterly, monthly or other regular reports and all special shareholder reports and proxy statements, if any, which any Originator or any Subsidiary thereof files with the Securities and Exchange Commission; *provided* that, so long as such reports are publicly available on the SEC's EDGAR website or any successor thereto, physical delivery of such documents shall not be required.

(vi)   Notice of Termination Events or Potential Termination Events; Etc. (A) As soon as possible and in any event within five (5) Business Days after it obtains knowledge of the occurrence of each Termination Event or Potential Termination Event, a statement of its chief financial officer or chief accounting officer setting forth details of such Termination Event or Potential Termination Event and the action which it proposes to take with respect thereto, which information shall be updated promptly from time to time upon the request of the Agent; (B) promptly after it obtains knowledge thereof, notice of any litigation, investigation or proceeding that may exist at any time between it and any Person, as to which there is a reasonable possibility of an adverse determination and that, if adversely determined, would reasonably be expected to have a Material Adverse Effect or any litigation or proceeding relating to any Transaction Document; and (C) promptly after knowledge of the occurrence thereof, notice of a Material Adverse Effect.

(vii)   Change in Credit and Collection Policy. At least ten (10) Business Days prior to the date any material change in or amendment to the Credit and Collection Policy is made, a copy of the Credit and Collection Policy then in effect indicating such change or amendment.

(viii)   Credit and Collection Policy. Within ninety (90) days after the close of each of the Originator's and the SPV's fiscal years, a complete copy of the Credit and Collection Policy then in effect, if requested by any Managing Agent in writing.

(ix)   ERISA. Promptly after the filing, giving or receiving thereof, copies of all reports and notices with respect to any Reportable Event pertaining to any Pension Plan and copies of any notice by any Person of its intent to terminate any Pension Plan, and promptly upon the occurrence thereof, written notice of any contribution failure with respect to any Pension Plan sufficient to give rise to a lien under Section 302(f) of ERISA.

(x)   Change in Accountants or Accounting Policy. Promptly after the occurrence thereof, notice of any change in the accountants or accounting policy of the SPV or any of the Originators.

(xi)   Other Information. Such other information (including non-financial information) as the Agent, any Managing Agent or the Administrators may from time to time reasonably request with respect to any Originator, the SPV or the Servicer.

(b)   Conduct of Business; Ownership. Each of the SPV and the Servicer shall carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise (and, in the case of the Servicer, reasonable extensions of existing fields of enterprise) as it is presently conducted and do all things necessary to remain duly organized, validly existing and in good standing in its jurisdiction of formation and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent the failure to be so duly organized, in good standing or to maintain authority would not reasonably be expected to have a Material Adverse Effect; *provided* that this clause (b) shall in no way be deemed to restrict or prevent Servicer from completing, or from taking such action as it deems reasonably necessary to complete, the Proposed Castings Joint Venture Transaction. The SPV shall at all times be a wholly-owned Subsidiary of Ashland or Ashland and the other Originators.

(c)   Compliance with Laws, Etc. Each of the SPV and the Servicer shall comply with all Laws to which it or its respective properties may be subject and preserve and maintain its corporate or limited liability company existence, rights, franchises, qualifications and privileges, except to the extent any non-compliance would not reasonably be expected to have a Material Adverse Effect.

(d)   Furnishing of Information and Inspection of Records. Each of the SPV and the Servicer shall furnish to each Managing Agent from time to time such information with respect to the Affected Assets as such Managing Agent may reasonably request, including listings identifying the Obligor and the Unpaid Balance for each Receivable. Each of the SPV and the Servicer shall, at any time and from time to time during regular business hours upon reasonable notice, as requested by a Managing Agent, permit such Managing Agent, or its agents or representatives, (i) to examine and make copies of and take abstracts from all books, records and documents (including computer tapes and disks) relating to the Receivables or other Affected Assets, including the related Contracts and (ii) to visit the offices and properties of the SPV, each

Originator or the Servicer, as applicable, for the purpose of examining such materials described in clause (i), and to discuss matters relating to the Affected Assets or the SPV's, each Originator's or the Servicer's performance hereunder, under the Contracts and under the other Transaction Documents to which such Person is a party with any of the officers, directors, employees or independent public accountants of the SPV, each Originator or the Servicer, as applicable, having knowledge of such matters; *provided* that unless a Termination Event or Potential Termination Event shall have occurred and be continuing, the SPV and the Servicer shall not be required to reimburse the expenses of more than one (1) such visit in the aggregate among the SPV and the Servicer per calendar year.

(e)   Keeping of Records and Books of Account. Each of the SPV and the Servicer shall maintain and implement administrative and operating procedures (including an ability to recreate records evidencing Receivables and related Contracts in the event of the destruction of the originals thereof), and keep and maintain all documents, books, computer tapes, disks, records and other information, reasonably necessary or advisable for the collection of all Receivables (including records adequate to permit the daily identification of each new Receivable and all Collections of and adjustments to each existing Receivable). Each of the SPV and the Servicer shall give the Agent and each Managing Agent prompt notice of any material change in its administrative and operating procedures referred to in the previous sentence.

(f)   Performance and Compliance with Receivables, Contracts and Credit and Collection Policy. Each of the SPV and the Servicer shall, (i) at its own expense, timely and fully perform and comply with all material provisions, covenants and other promises required to be observed by it under the Contracts related to the Receivables in accordance with the Credit and Collection Policy; and (ii) timely and fully comply in all material respects with the Credit and Collection Policy in regard to each Eligible Receivable and the related Contract.

(g)   Notice of Agent's Interest. In the event that the SPV shall sell or otherwise transfer any interest in accounts receivable or any other financial assets (other than as contemplated by the Transaction Documents), any computer tapes or files or other documents or instruments provided by the Servicer in connection with any such sale or transfer shall disclose the SPV's ownership of the Receivables and the Agent's interest therein.

(h)   Collections. The SPV and the Servicer have instructed, or shall instruct, all Obligors (other than Obligors of Foreign Currency Receivables) to cause all Collections to be deposited directly to a Blocked Account or to post office boxes to which only Blocked Account Banks have access and shall instruct the Blocked Account Banks to cause all items and amounts relating to such Collections received in such post office boxes to be removed and deposited into a Blocked Account on a daily basis.

(i)   Collections Received. Each of the SPV and the Servicer shall hold in trust, and deposit, promptly, but in any event not later than two (2) Business Days following its receipt thereof, to a Blocked Account, all Collections received by it from time to time.

(j)   Blocked Accounts. Each Blocked Account shall at all times be subject to a Blocked Account Agreement.

(k)　　Sale Treatment. The SPV shall not (i) treat, the transactions contemplated by the First Tier Agreement in any manner other than as a sale or contribution (as applicable) of Receivables by the Originators to the SPV, except to the extent that such transactions are not recognized on account of consolidated financial reporting in accordance with GAAP or are disregarded for tax purposes or (ii) treat (other than for tax and accounting purposes) the transactions contemplated hereby in any manner other than as a sale of the Asset Interest by the SPV to the Agent on behalf of the Investors. In addition, the SPV shall disclose (in a footnote or otherwise) in all of its financial statements (including any such financial statements consolidated with any other Person's financial statements) the existence and nature of the transaction contemplated hereby and by the First Tier Agreement and the interest of the SPV (in the case of an Originator's financial statements) and the Agent, on behalf of the Investors, in the Affected Assets.

(l)　　Separate Business; Nonconsolidation. The SPV shall not (i) engage in any business not permitted by its organizational documents or (ii) conduct its business or act in any other manner which is inconsistent with Section 4.1(w). In the event the SPV intends to appoint a new independent manager, the SPV shall provide written notice to the Agent not less than ten (10) days prior to the effective date of such appointment and shall certify that the designated Person satisfies the criteria set forth in Section 4.1(w)(xvi). Any such appointment of a new independent manager by the SPV shall require the written consent of each Managing Agent in its sole discretion; provided that no such consent shall be required if such new independent manager is an employee of Global Securitization Services, LLC, AMACAR Group, LLC, LordSPV Corp. Corporation Service Company or, in each case, any successor thereto.

(m)　　Corporate Documents. The SPV shall only amend, alter, change or repeal its organizational documents with the prior written consent of each Managing Agent.

(n)　　Ownership Interest, Etc. The SPV shall, at its expense, take all action necessary or desirable to establish and maintain a valid and enforceable ownership or security interest in the Receivables (other than Foreign Receivables), the Related Security and proceeds with respect thereto, and a first priority perfected security interest in the Affected Assets, in each case free and clear of any Adverse Claim, in favor of the Agent for the benefit of the Secured Parties, including taking such action to perfect, protect or more fully evidence the interest of the Agent, as any Managing Agent may request; *provided* that to the extent the Obligor of such Receivable is an Official Body, the SPV, the Servicer and the Originators shall not be required to comply with any Assignment of Claims Acts.

(o)　　Enforcement of First Tier Agreement. The SPV, on its own behalf and, during the continuation of a Termination Event or Potential Termination Event, on behalf of the Agent, each Managing Agent and each Secured Party, shall promptly enforce all covenants and obligations of the Originators contained in the First Tier Agreement. During the continuation of a Termination Event or Potential Termination Event, the SPV shall deliver consents, approvals, directions, notices, waivers and take other actions under the First Tier Agreement as may be directed by any Managing Agent.

(p)　　Perfection Covenants. The SPV shall comply with each of the covenants set forth in the Schedule 4.1(d) which are incorporated herein by reference.

(q)   Solvency of SPV. The fair value of the assets of the SPV, at a fair valuation, will, at all times prior to the Final Payout Date, exceed its debts and liabilities, subordinated, contingent or otherwise. The present fair saleable value of the property of the SPV, at all times prior to the Final Payout Date, will be greater than the amount that will be required to pay the probable liability of its debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured. The SPV will, at all times prior to the Final Payout Date, be able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured. The SPV will not, at any time prior to the Final Payout Date, have unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(r)   Good Title. In the case of the SPV, upon each Investment and Reinvestment, the Agent shall acquire a valid and enforceable perfected first priority ownership interest or a first priority perfected security interest in each Eligible Receivable and all other Affected Assets that exist on the date of such Investment or Reinvestment, with respect thereto, free and clear of any Adverse Claim.

SECTION 6.2 Negative Covenants of the SPV and Servicer. At all times from the date hereof to the Final Payout Date, unless the Majority Investors shall otherwise consent in writing:

(a)   No Sales, Liens, Etc. (i) Except as otherwise provided herein and in the First Tier Agreement, neither the SPV nor the Servicer shall sell, assign (by operation of law or otherwise) or otherwise dispose of, or create or suffer to exist any Adverse Claim upon (or the filing of any financing statement) or with respect to (A) any of the Affected Assets, or (B) any proceeds of inventory or goods, the sale of which may give rise to a Receivable, or assign any right to receive income in respect thereof and (ii) the SPV shall not issue any security to, or sell, transfer or otherwise dispose of any of its property or other assets (including the property sold to it by an Originator under Section 2.1 of the First Tier Agreement) to, any Person other than an Affiliate (which Affiliate is not a special purpose entity organized for the sole purpose of issuing asset backed securities) or as otherwise expressly provided for in the Transaction Documents.

(b)   No Extension or Amendment of Receivables. Except as otherwise permitted in Section 7.2, neither the SPV nor the Servicer shall extend, amend or otherwise modify the terms of any Receivable, or amend, modify or waive any term or condition of any Contract related thereto.

(c)   No Change in Business or Credit and Collection Policy. Neither the SPV nor the Servicer shall make any change in the character of its business or in the Credit and Collection Policy, which change would, in either case, impair the collectibility of any Eligible Receivable or reasonably be expected to have a Material Adverse Effect; *provided* that this clause (c) shall in no way be deemed to restrict or prevent the Servicer from completing, or from taking such action as it deems reasonably necessary to complete, the Proposed Castings Joint Venture Transaction.

(d)   No Subsidiaries, Mergers, Etc. The SPV shall not consolidate or merge with or into, or sell, lease or transfer all or substantially all of its assets to, any other Person. The Servicer shall not consolidate or merge with or into, or sell, lease or transfer all or substantially all of its assets to, any other Person, unless (i) no Termination Event would be expected to occur

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as a result of such transaction and (ii) such Person executes and delivers to the Agent and each Managing Agent an agreement by which such Person assumes the obligations of the Servicer hereunder and under the other Transaction Documents to which it is a party, or confirms that such obligations remain enforceable against it, together with such certificates and opinions of counsel as any Managing Agent may reasonably request; *provided* that, so long as no Termination Event or Potential Termination Event has occurred and is continuing, or would be expected to occur as a result of such transaction, the forgoing provision shall not restrict the merger of any Person with or into the Servicer if the Servicer is the surviving entity following such merger. The SPV shall not form or create any Subsidiary.

(e)   Change in Payment Instructions to Obligors. Neither the SPV nor the Servicer shall add or terminate any bank as a Blocked Account Bank or any account as a Blocked Account to or from those listed in Schedule 4.1(r) or make any change in its instructions to Obligors (other than the Obligors of Foreign Currency Receivables) regarding payments to be made to any Blocked Account, unless (i) such instructions are to deposit such payments to another existing Blocked Account, (ii) the Agent shall have received written notice of such addition, termination or change at least thirty (30) days prior thereto and the Agent shall have received a Blocked Account Agreement executed by each new Blocked Account Bank or an existing Blocked Account Bank with respect to each new Blocked Account, as applicable, or (iii) such change is required pursuant to Section 7.3(b).

(f)   Deposits to Lock-Box Accounts. Neither the SPV nor the Servicer shall deposit or otherwise credit, or cause or permit to be so deposited or credited, any Excluded Amounts to a Blocked Account. If Excluded Amounts are accidentally or in error deposited into any Blocked Account, the SPV will (or will cause the Servicer to) promptly identify such Excluded Amounts for segregation and removal from such Blocked Account. Other than as permitted in the forgoing sentence, the SPV will not, and will not permit the Servicer, any Originator or other Person to, commingle Collections or other funds to which the Agent or any other Secured Party is entitled with any Excluded Amounts.

(g)   [Reserved.]

(h)   Amendment to First Tier Agreement. The SPV shall not amend, modify, or supplement the First Tier Agreement or waive any provision thereof, in each case except with the prior written consent of the Majority Investors; nor shall the SPV take, or permit any Originator to take, any other action under the First Tier Agreement that would reasonably be expected to result in a material adverse effect on the Agent, any Managing Agent or any Investor.

(i)   Other Debt. Except as provided herein, the SPV shall not create, incur, assume or suffer to exist any Indebtedness whether current or funded, or any other expense, fee, obligation or liability other than (i) Indebtedness of the SPV representing fees, expenses and indemnities arising hereunder or under the First Tier Agreement for the purchase price of the Receivables and other Affected Assets under the First Tier Agreement, (ii) the Deferred Purchase Price payable in respect of the Receivables acquired pursuant to the First Tier Agreement and (iii) other outstanding Indebtedness, expenses, fees or obligations incurred in the ordinary course of its business each in an amount that does not exceed $10,000; *provided* that all reasonable legal and accounting expenses and fees incurred in connection with this Agreement shall be permitted.

(j)   <u>Payment to the Originators</u>. The SPV shall not acquire any Receivable other than through, under, and pursuant to the terms of the First Tier Agreement, through the payment by the SPV either in cash, by increase of the capital contribution of the Originators pursuant to the First Tier Agreement, by increase in the Deferred Purchase Price or by the arrangement of Letters of Credit hereunder for the benefit of one or more Originators (or, if applicable and permitted by the terms hereof, extending the expiration date of an existing Letter of Credit), in an amount equal to the unpaid purchase price for such Receivable as required by the terms of the First Tier Agreement.

(k)   <u>Restricted Payments</u>. The SPV shall not (A) purchase or redeem any equity interest in the SPV, (B) prepay, purchase or redeem any Indebtedness, (C) lend or advance any funds or (D) repay any loans or advances to, for or from any of its Affiliates (the amounts described in <u>clauses (A)</u> through <u>(D)</u> being referred to as "<u>Restricted Payments</u>"), except that the SPV may (1) make Restricted Payments out of funds received pursuant to <u>Section 2.2</u> and (2) may make other Restricted Payments (including the payment of dividends or distributions, and payments of the Deferred Purchase Price) if, after giving effect thereto, no Termination Event or Potential Termination Event shall have occurred and be continuing.

SECTION 6.3 <u>Affirmative Covenant of Ashland</u>. If, at any time after the Effective Date and until the Final Payout Date, the financial covenants set forth in Section 7.11 of the Ashland Credit Agreement are amended or are otherwise varied from the Ashland Credit Agreement in effect on the Effective Date, Ashland shall provide copies of such changes or amendments to the Agent within three (3) Business Days following the effective date of any such changes or amendments to the Agent and each Managing Agent, and shall cooperate in good faith with the SPV, the Agent, each Managing and each Investor to amend the relevant provisions of this Agreement accordingly.

ARTICLE VII

ADMINISTRATION AND COLLECTIONS

SECTION 7.1 <u>Appointment of Servicer</u>.

(a)   The servicing, administering and collection of the Receivables shall be conducted by the Person (the "<u>Servicer</u>") so designated from time to time as Servicer in accordance with this <u>Section 7.1</u>. Each of the SPV, the Managing Agents and the Investors hereby appoints as its agent the Servicer, from time to time designated pursuant to this Section, to enforce its respective rights and interests in and under the Affected Assets. To the extent permitted by applicable law, each of the SPV and the Originators (to the extent not then acting as Servicer hereunder) hereby grants to any Servicer appointed hereunder an irrevocable power of attorney to take any and all steps in the SPV's and/or such Originator's name and on behalf of the SPV or such Originator as necessary or desirable, in the reasonable determination of the Servicer, to collect all amounts due under any and all Receivables, including endorsing the SPV's and/or such Originator's name on checks and other instruments representing Collections and enforcing such Receivables and the related Contracts and to take all such other actions set forth in this <u>Article VII</u>. Until the Agent gives notice to the existing Servicer (in accordance with this <u>Section 7.1</u>) of the designation of a new Servicer, the existing Servicer is hereby designated as, and hereby agrees to perform the duties and obligations of, the Servicer pursuant to the terms hereof. At any time following the occurrence and during the continuation of a Servicer Default, the Agent may upon the direction of the Managing Agents representing the Majority Investors, designate as Servicer any Person (including the Agent) to succeed the initial Servicer or any successor Servicer, on the condition in each case that any such Person so designated shall agree to perform the duties and obligations of the Servicer pursuant to the terms hereof.

(b)   Upon the designation of a successor Servicer as set forth above, the existing Servicer agrees that it will terminate its activities as Servicer hereunder in a manner which the Agent determines will facilitate the transition of the performance of such activities to the new Servicer, and the existing Servicer shall cooperate with and assist such new Servicer. Such cooperation shall include access to and transfer of records and use by the new Servicer of all records, licenses, hardware or software necessary or desirable to collect the Receivables and the Related Security.

(c)   The existing Servicer acknowledges that the SPV, the Agent, each Managing Agent and the Investors have relied on the existing Servicer's agreement to act as Servicer hereunder in making their decision to execute and deliver this Agreement. Accordingly, the existing Servicer agrees that it will not voluntarily resign as Servicer.

(d)   The Servicer may delegate its duties and obligations hereunder to any subservicer (each, a "Sub-Servicer"); *provided* that, in each such delegation, (i) such Sub-Servicer shall agree in writing to perform the duties and obligations of the Servicer pursuant to the terms hereof, (ii) the Servicer shall remain primarily liable to the SPV, the Agent, the Managing Agents and the Investors for the performance of the duties and obligations so delegated, (iii) the SPV and the Majority Investors shall consent in writing to any material delegation of servicing duties different in scope or nature than those delegations typically made by the Servicer as of the Original Closing Date and (iv) the terms of any agreement with any Sub-Servicer shall provide that the Agent may terminate such agreement upon the termination of the Servicer hereunder by giving notice of its desire to terminate such agreement to the Servicer (and the Servicer shall provide appropriate notice to such Sub-Servicer).

SECTION 7.2 Duties of Servicer. (a) The Servicer shall take or cause to be taken all reasonable action as may be necessary or advisable to collect each Receivable from time to time, all in accordance with this Agreement and all applicable Law, with reasonable care and diligence, and in accordance with the Credit and Collection Policy. The Servicer shall set aside (and, if applicable, segregate) and hold in trust for the accounts of the SPV, the Agent and each Managing Agent the amount of the Collections to which each is entitled in accordance with Article II. So long as no Termination Event shall have occurred and be continuing, the Servicer may, in accordance with the Credit and Collection Policy, extend the maturity or adjust the Unpaid Balance of any Receivable, including any Defaulted Receivable, or amend, modify or waive any term or condition of any Contract related thereto, in each case, as the Servicer may determine to be appropriate to maximize Collections thereof; *provided* that (i) such extension, adjustment or modification shall not alter the status of such Receivable as a Defaulted Receivable or limit the rights of the SPV or any Secured Party under this Agreement and (ii) if a Termination Event is continuing, then the Servicer may make such extension, adjustment or modification only with the approval of the Agent. The SPV shall deliver to the Servicer and the

Servicer shall hold in trust for the SPV and the Agent, on behalf of the Investors, in accordance with their respective interests, all Records which evidence or relate to any Affected Asset. Notwithstanding anything to the contrary contained herein, at any time when a Termination Event is continuing, the Agent shall have the right to direct the Servicer to commence or settle any legal action to enforce collection of any Receivable or to foreclose upon or repossess any Affected Asset. The Servicer shall not make the Administrator, the Agent, any Managing Agent or any other Secured Party a party to any litigation without the prior written consent of such Person. At any time when a Termination Event exists and is continuing, the Agent may notify any Obligor of its interest in the Receivables and the other Affected Assets.

(b)   The Servicer shall, as soon as practicable following receipt thereof, turn over to the SPV all collections from any Person of indebtedness of such Person which are not on account of a Receivable. Notwithstanding anything to the contrary contained in this Article VII, the Servicer, if not the SPV, an Originator or any Affiliate of the SPV or an Originator, shall have no obligation to collect, enforce or take any other action described in this Article VII with respect to any indebtedness that is not included in the Asset Interest other than to deliver to the SPV the Collections and documents with respect to any such indebtedness as described above in this Section 7.2(b).

(c)   Any payment by an Obligor in respect of any indebtedness owed by it to an Originator shall, except as otherwise specified by such Obligor, required by contract or law or clearly indicated by facts or circumstances (including by way of example an equivalence of a payment and the amount of a particular invoice), and unless otherwise instructed by the Agent, be applied as a Collection of any Receivable of such Obligor (starting with the oldest such Receivable) to the extent of any amounts then due and payable thereunder before being applied to any other receivable or other indebtedness of such Obligor.

SECTION 7.3 Blocked Account Arrangements. Prior to the Original Closing Date the Servicer and SPV shall enter into Blocked Account Agreements with all of the Blocked Account Banks, and deliver original counterparts thereof to the Agent. The Agent may at any time after the occurrence and during the continuation of a Termination Event or Potential Termination Event give notice to each Blocked Account Bank that the Agent is exercising its rights under the Blocked Account Agreements to do any or all of the following: (i) to have the exclusive control of the Blocked Accounts transferred to the Agent and to exercise exclusive dominion and control over the funds deposited therein, (ii) to have the proceeds that are sent to the respective Blocked Accounts be redirected pursuant to its instructions rather than deposited in the applicable Blocked Account, and (iii) to take any or all other actions permitted under the applicable Blocked Account Agreement; *provided* that the Agent shall have no right, title or interest in any Excluded Amounts deposited to the Blocked Accounts and shall cause such Excluded Amounts to be transferred to the applicable Originator at its direction. Each of the Servicer and SPV hereby agrees that if the Agent, at any time, takes any action set forth in the preceding sentence, the Agent shall have exclusive control of the proceeds (including Collections) of all Receivables and each of the Servicer and SPV hereby further agrees to take any other action that the Agent may reasonably request to transfer such control. Except as provided in Section 2.9, any proceeds of Receivables received by any of the Originators, the Servicer or the SPV thereafter shall be sent promptly (but in any event within two (2) Business Days of receipt) to a Blocked Account. The parties hereto hereby acknowledge that if at any time the Agent takes control of any Blocked

Account, the Agent shall distribute or cause to be distributed such funds in accordance with Section 7.2(b) and Article II (in each case as if such funds were held by the Servicer thereunder).

SECTION 7.4 Enforcement Rights. (a) At any time following the occurrence and during the continuation of a Termination Event or a Potential Termination Event:

      (i)   the Agent may direct the Obligors that payment of all amounts payable under any Receivable be made directly to the Agent or its designee;

      (ii)   the SPV shall, at the Agent's request and at the SPV's expense, give notice of the Agent's, the SPV's, and/or the Investors' ownership of the Receivables and (in the case of the Agent) interest in the Asset Interest to each Obligor and direct that payments be made directly to the Agent or its designee, except that if the SPV fails to so notify each obligor, the Agent may so notify the Obligors; and

      (iii)   the SPV shall, at the Agent's request, (A) assemble all of the Records and shall make the same available to the Agent or its designee at a place selected by the Agent or its designee, and (B) segregate all cash, checks and other instruments received by it from time to time constituting Collections in a manner acceptable to the Agent and shall, promptly upon receipt, remit all such cash, checks and instruments, duly endorsed or with duly executed instruments of transfer, to the Agent or its designee.

(b)   Each of the SPV and the Originators hereby authorizes the Agent, and irrevocably appoints the Agent as its attorney-in-fact with full power of substitution and with full authority in the place and stead of the SPV or the Originators, as applicable, which appointment is coupled with an interest, to take any and all steps in the name of the SPV or the Originators, as applicable, and on behalf of the SPV or the Originators, as applicable, necessary or desirable, in the determination of the Agent, to collect any and all amounts or portions thereof due under any and all Receivables or Related Security, including endorsing the name of the applicable Originator on checks and other instruments representing Collections and enforcing such Receivables, Related Security and the related Contracts. Notwithstanding anything to the contrary contained in this subsection (b), none of the powers conferred upon such attorney-in-fact pursuant to the immediately preceding sentence shall subject such attorney-in-fact to any liability if any action taken by it shall prove to be inadequate or invalid, nor shall they confer any obligations upon such attorney-in-fact in any manner whatsoever, in each case, other than actions resulting from the gross negligence or willful misconduct of such attorney-in-fact. The Agent hereby agrees only to use such power of attorney following the occurrence and during the continuation of a Termination Event.

SECTION 7.5 Servicer Default. The occurrence of any one or more of the following events shall constitute a "Servicer Default":

(a)   The Servicer (i) to the extent required hereunder on behalf of the SPV, fail to pay when due, any accrued Yield or to make any reduction or repayment of the Net Investment and such failure continues for one (1) Business Day, (ii) fail to transfer Collections received by the Servicer to a Blocked Account at such times required under the terms hereof and such failure continues for two (2) Business Days, or (iii) default in the performance of any payment (other than those covered by clauses (i) and (ii) above) and such failure continues for ten (10) days, or (iv) fail to observe or perform in any material respect any term, covenant or agreement on the Servicer's part to be performed under Sections 6.1(b) (*conduct of business, ownership*), 6.1(f) (*performance and compliance with receivables, contracts and credit and collection policy*), 6.1(h) (*obligor payments*), 6.1(i) (*handling collections*), 6.2(a) (*no sales or liens*), 6.2(c) (*no change in business or credit and collection polic*y), 6.2(d) (*no subsidiaries, mergers, etc.*), 6.2(e) (*change in payment instructions to obligors*), or 6.2(f) (*deposits to lock-box accounts*) (any of the preceding parenthetical phrases in this clause (i) are for purposes of reference only and shall not otherwise affect the meaning or interpretation of any provision hereof), or (ii) shall fail to observe or perform any other term, covenant or agreement to be observed or performed by it under Sections 2.8, 2.9, 2.12 or 2.15, or (iii) shall fail to observe or perform in any material respect any other term, covenant or agreement hereunder or under any of the other Transaction Documents to which such Person is a party or by which such Person is bound, and such failure shall remain unremedied for thirty (30) days after the earlier to occur of (i) receipt of notice thereof from any Managing Agent, any Investor or the Agent or (ii) knowledge thereof by a Responsible Officer; or

(b)   any representation, warranty, certification or statement made by the Servicer in this Agreement, in the First Tier Agreement or in any of the other Transaction Documents or in any certificate or report delivered by it pursuant to any of the foregoing shall prove to have been incorrect in any material respect (except any representation or warranty qualified by materiality or by reference to a material adverse effect, which shall prove to have been incorrect in any respect) when made or confirmed and such circumstance shall remain uncured for thirty (30) days after the earlier to occur of (i) receipt of notice thereof from any Managing Agent, any Investor or the Agent or (ii) knowledge thereof by a Responsible Officer; *provided* that no such representation, warranty, or certification hereunder shall be deemed to be incorrect or violated to the extent any affected Receivable is subject to a Deemed Collection and all required amounts with respect to such Receivable have been deposited into a Blocked Account; or

(c)   (i) failure of the Servicer (if the Servicer is not also an Originator) to pay when due (subject to the delivery of any required notice, the expiration of any permitted grace period or both) any amounts due under any agreement to which the Servicer is a party and under which any Indebtedness having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit agreement) of greater than $65,000,000 shall be outstanding; (ii) the default by the Servicer (if the Servicer is not also an Originator) (subject to the delivery of any required notice, the expiration of any permitted grace period or both) in the performance of any term, provision or condition contained in any agreement to which the Servicer is a party and under which any Indebtedness owing by the it greater than $65,000,000 was created or is governed, regardless of whether such event is an "event of default" or "default" under any such agreement, if the effect of such default is to cause, or to permit the holder of such Indebtedness to cause, such Indebtedness to become due and payable prior to its stated maturity; or (iii) any Indebtedness owing by the Servicer (if the Servicer is not also an Originator) greater than $65,000,000 shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled payment) prior to its stated maturity; or

(d)   there is entered against the Servicer or any Material Subsidiary thereof (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding $65,000,000 (to the extent not covered by independent third-party insurance as to which the insurer is rated at least "A" by A.M. Best Company, has been notified of the potential claim and does not dispute coverage), or (ii) any one or more non-monetary final judgments that have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of ten (10) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or

(e)   any Event of Bankruptcy shall occur with respect to the Servicer or any of its Material Subsidiaries; or

(f)   the Consolidated Leverage Ratio is greater than the Maximum Consolidated Leverage Ratio; or

(g)   the Consolidated Fixed Charge Coverage Ratio is less than the Minimum Consolidated Fixed Charge Coverage Ratio.

SECTION 7.6 Servicing Fee. The Servicer shall be paid a Servicing Fee in accordance with 2.12 and subject to the priorities therein.

SECTION 7.7 Protection of Ownership Interest of the Investors. Each of the Originators and the SPV agrees that it shall, from time to time, at its expense, promptly execute and deliver all instruments and documents and take all actions as may be necessary or as the Agent may reasonably request in order to perfect or protect the Asset Interest or to enable the Agent, each Managing Agent or the Investors to exercise or enforce any of their respective rights hereunder. Without limiting the foregoing, each of the Originators and the SPV shall, upon the request of the Agent, any Managing Agent or any of the Investors, in order to accurately reflect the transactions evidenced by the Transaction Documents, (i) execute and file such financing or continuation statements or amendments thereto or assignments thereof (as otherwise permitted to be executed and filed pursuant hereto) as may be requested by the Agent, any Managing Agent or any of the Investors and (ii) mark its respective master data processing records and other documents with a legend describing the conveyance to the Agent, for the benefit of the Secured Parties, of the Asset Interest. Each of the Originators and the SPV shall, upon request of the Agent, any Managing Agent or any of the Investors, obtain such additional search reports as the Agent, any Managing Agent or any of the Investors shall request. To the fullest extent permitted by applicable law, the Agent is hereby authorized to sign and file continuation statements and amendments thereto and assignments thereof without the SPV's or any Originator's signature. Carbon, photographic or other reproduction of this Agreement or any financing statement shall be sufficient as a financing statement. The SPV shall not change its name, identity or corporate (or limited liability company) structure nor change its jurisdiction of formation unless it shall have: (A) given the Agent at least thirty (30) days prior notice thereof and (B) prepared at the SPV's expense and delivered to the Agent all financing statements, instruments and other documents necessary to preserve and protect the Asset Interest or requested by the Agent in connection with such change. Any filings under the UCC or otherwise that are occasioned by such change shall be made at the expense of the SPV.

ARTICLE VIII

TERMINATION EVENTS

SECTION 8.1 <u>Termination Events</u>. The occurrence of any one or more of the following events shall constitute a "<u>Termination Event</u>":

(a)   the SPV or any Originator shall (i) fail to pay when due, any accrued Yield or to make any reduction or repayment of the Net Investment and such failure continues for one (1) Business Day, (ii) fail to transfer Collections received by such SPV or such Originator to a Blocked Account at such times required under the terms hereof and such failure continues for two (2) Business Days, or (iii) default in the performance of any payment (other than those covered by <u>clauses (i)</u> and <u>(ii)</u> above) and such failure continues for ten (10) days; or

(b)   any representation, warranty, certification or statement made or deemed confirmed by the SPV or any Originator in this Agreement, any other Transaction Document to which it is a party or in any other information, report or document delivered pursuant hereto or thereto shall prove to have been incorrect in any material respect (except any representation or warranty qualified by materiality or by reference to a material adverse effect, which shall prove to have been incorrect in any respect) when made or confirmed and such circumstance shall remain uncured for thirty (30) days after the earlier to occur of (i) receipt of notice thereof from any Managing Agent, any Investor or the Agent or (ii) knowledge thereof by a Responsible Officer; *provided* that no such representation, warranty, or certification hereunder shall be deemed to be incorrect or violated to the extent any affected Receivable is subject to a Deemed Collection and all required amounts with respect to such Receivable have been deposited into a Blocked Account; or

(c)   the SPV or any Originator shall default in any material respect in the performance of any undertaking (i) to be performed or observed under <u>Sections 6.1(a)(vi)</u> (*notice of termination events or potential termination events*), <u>6.1(a)(vii)</u> (*changes to credit and collection policy and debt ratings*), <u>6.1(b)</u> (*conduct of business; ownership*), <u>6.1(f)</u> (*performance and compliance with receivables, contracts and credit and collection policy*), <u>6.1(g)</u> (*notice of agent's interest*), <u>6.1(h)</u> (*collections*), <u>6.1(i)</u> (*collections received*), <u>6.1(k)</u> (*sale treatment*), <u>6.1(l)</u> (*separate business; nonconsolidation*), <u>6.2(a)</u> (*no sales or liens*), <u>6.2(c)</u> (*no change in business or credit and collection policy*), <u>6.2(d)</u> (*no subsidiaries, mergers, etc.*), <u>6.2(e)</u> (*change in payment instructions to obligors*), <u>6.2(f)</u> (*deposits to lock-box accounts*), <u>6.2(h)</u> (*amendment to first tier agreement*), <u>6.2(i)</u> (*other debt*) or <u>6.2(j)</u> (*payment to the originator*) (any of the preceding parenthetical phrases in this <u>clause (i)</u> are for purposes of reference only and shall not otherwise affect the meaning or interpretation of any provision hereof) or (ii) to be performed or observed under any other provision of this Agreement or any provision of any other Transaction Document to which it is a party and such default in the case of this <u>clause (ii)</u> shall continue for thirty (30) days after the earlier to occur of (i) receipt of notice thereof from any Managing Agent, any Investor or the Agent or (ii) knowledge thereof by a Responsible Officer; or

(d)   any Event of Bankruptcy shall occur with respect to the SPV, any Originator, or any Material Subsidiary of any Originator; or

(e)   the Agent, on behalf of the Secured Parties, shall for any reason fail or cease to have a valid and enforceable perfected first priority ownership or security interest in the Affected Assets, free and clear of any Adverse Claim; *provided* that the SPV and the Originators shall not be required to comply with any Assignment of Claims Acts; *provided further* that the forgoing clause (e) shall not apply to (1) any Foreign Receivable or (2) any Receivable subject to a Deemed Collection and all required amounts with respect to which have been deposited into a Blocked Account; or

(f)   a Servicer Default shall have occurred and be continuing; or

(g)   the Net Investment (as determined after giving effect to all distributions pursuant to this Agreement on such date and less any portion of the Letter of Credit Liability that has been Cash Collateralized as of such date) plus the Required Reserves shall exceed the Net Pool Balance for one (1) Business Day; or

(h)   the Three-Month Default Ratio is greater than 2.25%; or

(i)   the Three-Month Charged-Off Ratio is greater than 1.00%; or

(j)   the Three-Month Dilution Ratio is greater than 12.00%; or

(k)   (i) failure of the SPV or any Originator to pay when due (subject to the delivery of any required notice, the expiration of any permitted grace period or both) any amounts due under any agreement to which any such Person is a party and under which any Indebtedness having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit agreement) of greater than $10,000 in the case of the SPV, or $65,000,000, in the case of any Originator, shall be outstanding; (ii) the default by the SPV or any Originator (subject to the delivery of any required notice, the expiration of any permitted grace period or both) in the performance of any term, provision or condition contained in any agreement to which any such Person is a party and under which any Indebtedness owing by the SPV or any Originator greater than such respective amounts was created or is governed, regardless of whether such event is an "event of default" or "default" under any such agreement, if the effect of such default is to cause, or to permit the holder of such Indebtedness to cause, such Indebtedness to become due and payable prior to its stated maturity; or (iii) any Indebtedness owing by the SPV or any Originator greater than such respective amounts shall be declared to be due and payable or required to be prepaid (other than by a regularly scheduled payment) prior to its stated maturity; or

(l)   a Material Adverse Effect shall have occurred with respect to the SPV; or

(m)   there shall be a Change of Control with respect to the SPV or the Originators or the Servicer; or

(n)   any Person shall institute steps to terminate any Pension Plan if the assets of such Pension Plan are insufficient to satisfy all of its benefit liabilities (as determined under Title IV of ERISA), or a contribution failure occurs with respect to any Pension Plan which is sufficient to give rise to a lien under Section 302(f) of ERISA; or

(o)   any material provision of this Agreement or any other Transaction Document to which an Originator, the Servicer or the SPV is a party shall cease to be in full force and effect or such Originator, the Servicer or the SPV shall so state in writing; or

(p)   there is entered against any Originator or any Material Subsidiary thereof (i) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments and orders) exceeding $65,000,000 (to the extent not covered by independent third-party insurance as to which the insurer is rated at least "A" by A.M. Best Company, has been notified of the potential claim and does not dispute coverage), or (ii) any one or more non-monetary final judgments that have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) there is a period of ten (10) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect.

SECTION 8.2 Termination. During the continuation of any Termination Event, the Agent may, or at the direction of the Managing Agents representing the Majority Investors shall, by notice to the SPV and the Servicer, declare the Termination Date to have occurred; *provided* that in the case of any event described in Section 8.1(d), 8.1(e), or 8.1(g), the Termination Date shall be deemed to have occurred automatically upon the occurrence of such event. Upon any such declaration or automatic occurrence, the Agent shall have, in addition to all other rights and remedies under this Agreement or otherwise, all other rights and remedies provided under the UCC of the applicable jurisdiction and other applicable laws, all of which rights shall be cumulative.

ARTICLE IX

INDEMNIFICATION; EXPENSES; RELATED MATTERS

SECTION 9.1 Indemnities by the SPV. Without limiting any other rights which the Indemnified Parties may have hereunder or under applicable Law, the SPV hereby agrees to indemnify the Investors, the Letter of Credit Issuers, the Agent, each Managing Agent, each Administrator, the Program Support Providers and their respective officers, directors, employees, counsel and other agents (collectively, "Indemnified Parties") from and against any and all damages, losses, claims, liabilities, costs and expenses, including reasonable attorneys' fees (which attorneys may be employees of the Indemnified Parties) and disbursements (all of the foregoing being collectively referred to as "Indemnified Amounts") awarded against or incurred by any of them in any action or proceeding between the SPV or any Originator (including any Originator in its capacity as the Servicer or any Affiliate of an Originator acting as Servicer) and any of the Indemnified Parties or between any of the Indemnified Parties and any third party or otherwise arising out of or as a result of this Agreement, the other Transaction Documents, the ownership or maintenance, either directly or indirectly, by the Agent, any Managing Agent or any Investor of the Asset Interest or any of the other transactions contemplated hereby or thereby, excluding, however, (i) Indemnified Amounts to the extent resulting from gross negligence or willful misconduct on the part of such Indemnified Party, as finally determined by a court of competent jurisdiction, (ii) recourse (except as otherwise specifically provided in this Agreement) for uncollectible Receivables and (iii) with respect to Foreign Receivables, losses incurred due to the SPV's inability to receive Collections with respect to such Foreign Receivables arising directly as a result of any Originator's failure to perfect the SPV's security interest hereunder in jurisdictions outside the United States. Without limiting the generality of the foregoing, the SPV shall indemnify each Indemnified Party for Indemnified Amounts relating to or resulting from:

(a)   any representation or warranty made by the SPV, any Originator (including any Affiliate of any Originator in its capacity as the Servicer) or any officers of the SPV, any Originator (including, in its capacity as the Servicer or any Affiliate of an Originator acting as Servicer) under or in connection with this Agreement, the First Tier Agreement, any of the other Transaction Documents, any Servicer Report or any other information or report delivered by the SPV, the Servicer or any Originator pursuant hereto, or pursuant to any of the other Transaction Documents which shall have been incomplete, false or incorrect in any respect when made or confirmed;

(b)   the failure by the SPV or any Originator (including, in its capacity as the Servicer or any Affiliate of an Originator acting as Servicer) to comply with any applicable Law with respect to any Receivable or the related Contract, or the nonconformity of any Receivable or the related Contract with any such applicable Law;

(c)   other than with respect to Foreign Receivables, the failure (i) to vest and maintain vested in the Agent, on behalf of the Secured Parties, a first priority, perfected ownership interest in the Asset Interest free and clear of any Adverse Claim or (ii) to create or maintain a valid and perfected first priority security interest in favor of the Agent, for the benefit of the Secured Parties, in the Affected Assets, free and clear of any Adverse Claim, in each case, other than as a result of actions of the Agent or any other Secured Creditor;

(d)   the failure by the SPV, any Originator or the Servicer to file, or any delay in filing, financing statements, continuation statements, or other similar instruments or documents under the UCC of any applicable jurisdiction or other applicable laws with respect to any of the Affected Assets;

(e)   any dispute, claim, offset or defense (other than discharge in bankruptcy) of the Obligor to the payment of any Receivable (including a defense based on such Receivable or the related Contract not being the legal, valid and binding obligation of such Obligor enforceable against it in accordance with its terms), or any other claim resulting from the sale of merchandise or services related to such Receivable or the furnishing or failure to furnish such merchandise or services, or from any breach or alleged breach of any provision of the Receivables or the related Contracts restricting assignment of any Receivables;

(f)   any failure of the Servicer to perform its duties or obligations in accordance with the provisions hereof;

(g)   any products liability claim or personal injury or property damage suit or other similar or related claim or action of whatever sort arising out of or in connection with merchandise or services which are the subject of any Receivable;

(h)   the failure by the SPV or any of the Originators to comply with any term, provision or covenant contained in this Agreement or any of the other Transaction Documents to which it is a party or to perform any of its respective duties or obligations under the Receivables or related Contracts;

(i)   the Net Investment plus the Required Reserves exceeding the Net Pool Balance at any time;

(j)   the failure of the SPV or any Originator to pay when due any sales, excise or personal property taxes payable in connection with any of the Receivables;

(k)   any repayment by any Indemnified Party of any amount previously distributed in reduction of Net Investment which such Indemnified Party believes in good faith is required to be made;

(l)   the commingling by the SPV, any Originator or the Servicer of Collections at any time with any other funds;

(m)   any investigation, litigation or proceeding related to this Agreement, any of the other Transaction Documents, the use of proceeds of Investments by the SPV or any Originator, the ownership of the Asset Interest, or any Affected Asset;

(n)   failure of any Blocked Account Bank to remit any amounts held in the Blocked Accounts or any related lock-boxes pursuant to the instructions of the Servicer, the SPV, any Originator or the Agent (to the extent such Person is entitled to give such instructions in accordance with the terms hereof and of any applicable Blocked Account Agreement) whether by reason of the exercise of set-off rights or otherwise;

(o)   any inability to obtain any judgment in or utilize the court or other adjudication system of, any state in which an Obligor may be located as a result of the failure of the SPV, the Servicer or any Originator to qualify to do business or file any notice of business activity report or any similar report;

(p)   any attempt by any Person to void, rescind or set-aside any transfer by any Originator to the SPV of any Receivable or Related Security under statutory provisions or common law or equitable action, including any provision of the Bankruptcy Code or other insolvency law;

(q)   any action taken by the SPV, any Originator, or the Servicer (if the Servicer is an Originator or any Affiliate or designee of an Originator) in the enforcement or collection of any Receivable;

(r)   the use of the proceeds of any Investment or Reinvestment, or the use of any Letter of Credit; or

(s)   the transactions contemplated hereby being characterized as other than debt for the purposes of the Code.

SECTION 9.2 <u>Indemnities by the Servicer</u>. Without limiting any other rights which the Servicer Indemnified Parties (as defined below) may have hereunder or under applicable Law, the Servicer hereby agrees to indemnify the Indemnified Parties, the SPV (collectively, "<u>Servicer Indemnified Parties</u>") from and against any and all damages, losses, claims, liabilities, costs and expenses, including reasonable attorneys' fees (which attorneys may be employees of any Servicer Indemnified Party) and disbursements (all of the foregoing being collectively referred to as "<u>Servicer Indemnified Amounts</u>") awarded against or incurred by any of them in any action or proceeding between the Servicer and any of the Servicer Indemnified Parties or between any of the Servicer Indemnified Parties and any third party or otherwise arising out of or as a result of any failure of the Servicer to perform its duties or obligations in accordance with the provisions of this Agreement or the other Transaction Documents, excluding, however, (i) Servicer Indemnified Amounts to the extent resulting from gross negligence or willful misconduct on the part of such Servicer Indemnified Party, as finally determined by a court of competent jurisdiction, or (ii) recourse (except as otherwise specifically provided in this Agreement) for uncollectible Receivables. Without limiting the generality of the foregoing, the Servicer shall indemnify each Servicer Indemnified Party for Servicer Indemnified Amounts relating to or resulting from:

(a)   any representation or warranty made by the Servicer or any of its officers under or in connection with this Agreement, any of the other Transaction Documents, any Servicer Report or any other information or report delivered by the Servicer pursuant hereto, or pursuant to any of the other Transaction Documents which shall have been incomplete, false or incorrect in any respect when made or confirmed;

(b)   the failure by the Servicer to comply with any applicable Law with respect to any Receivable or the related Contract, or the nonconformity of any Receivable or the related Contract with any such applicable Law;

(c)   the failure by the Servicer to file, or any delay in filing, financing statements, continuation statements, or other similar instruments or documents under the UCC of any applicable jurisdiction or other applicable laws with respect to any of the Affected Assets;

(d)   the failure of any information contained in any Servicer Report (to the extent produced by the Servicer) to be true and correct in all material respects, or the failure of any other information provided to any Indemnified Party by, or on behalf of, the Servicer to be true and correct in all material respects;

(e)   the failure by the Servicer to comply with any term, provision or covenant contained in this Agreement or any of the other Transaction Documents to which it is a party or to perform any of its duties or obligations under the Receivables or related Contracts;

(f)   the commingling by the Servicer of Collections at any time with any other funds;

(g)   any inability to obtain any judgment in or utilize the court or other adjudication system of, any state in which an Obligor may be located as a result of the failure of the Servicer to qualify to do business or file any notice of business activity report or any similar report;

(h)   any dispute, claim, offset or defense of an Obligor to the payment of any Receivable resulting from or related to the collection activities of the Servicer in respect of such Receivable; or

(i)   any action taken by the Servicer in the enforcement or collection of any Receivable.

SECTION 9.3 <u>Indemnity for Taxes, Reserves and Expenses</u>. (a) If after the Effective Date, (i) the adoption of any Law or bank regulatory guideline or any amendment or change in the administration, interpretation or application of any existing or future Law or bank regulatory guideline by any Official Body charged with the administration, interpretation or application thereof, (ii) the compliance with any directive of any Official Body (in the case of any bank regulatory guideline, whether or not having the force of Law) including, without limitation, the Basel Committee on Banking Supervision, or (iii) the compliance with the final rule titled <u>Risk-Based Capital Guidelines; Capital Adequacy Guidelines; Capital Maintenance: Regulatory Capital; Impact of Modifications to Generally Accepted Accounting Principles; Consolidation of Asset-Backed Commercial Paper Programs; and Other Related Issues</u>, adopted by the United States bank regulatory agencies on December 15, 2009, or any rules or regulations promulgated in connection therewith by any such agency:

(A)   shall subject any Indemnified Party (or its applicable lending office) to any Taxes, duty or other charge (other than Excluded Taxes) with respect to this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Asset Interest, or payments of amounts due hereunder, or shall change the basis of taxation of payments to any Indemnified Party of amounts payable in respect of this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Asset Interest, or payments of amounts due hereunder or its obligation to advance funds hereunder, under a Program Support Agreement or the credit or liquidity support furnished by a Program Support Provider or otherwise in respect of this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Asset Interest (except for changes in the rate of general corporate, franchise, net income or other income tax imposed on such Indemnified Party);

(B)   shall impose, modify or deem applicable any reserve, assessment, fee, tax, insurance charge, special deposit or similar requirement (including any such requirement imposed by the Board of Governors of the Federal Reserve System) against assets of, deposits with or for the account of, or credit extended by, any Indemnified Party or shall impose on any Indemnified Party or on the United States market for certificates of deposit or the London interbank market any other condition affecting this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Asset Interest, or payments of amounts due hereunder or its obligation to advance funds hereunder, under a Program Support Agreement or the credit or liquidity support provided by a Program Support Provider or otherwise in respect of this Agreement, the other Transaction Documents, or the ownership, maintenance or financing of the Asset Interest (other than reserves already taken into account in calculating the Eurodollar Reserve Percentage); or

(C)   shall impose upon any Indemnified Party any other condition or expense (including any loss of margin, reasonable attorneys' fees and expenses, and expenses of litigation or preparation therefor in contesting any of the foregoing, but excluding Taxes and Excluded Taxes) with respect to this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Asset Interest, or payments of amounts due hereunder or its obligation to advance funds hereunder or under a Program Support Agreement or the credit or liquidity support furnished by a Program Support Provider or otherwise in respect of this Agreement, the other Transaction Documents, or the ownership, maintenance or financing of the Asset Interests,

and the result of any of the foregoing is to increase the cost to, or to reduce the amount of any sum received or receivable by, such Indemnified Party with respect to this Agreement, the other Transaction Documents, the ownership, maintenance or financing of the Asset Interest, the Receivables, the obligations hereunder, the funding of any Investments hereunder or under a Program Support Agreement, by an amount deemed by such Indemnified Party to be material, then, on the Settlement Date occurring at least ten (10) days after the demand by such Indemnified Party through the applicable Managing Agent, the SPV shall pay to the applicable Managing Agent, for the benefit of such Indemnified Party, such additional amount or amounts as will compensate such Indemnified Party for such increased cost or reduction.

(b)   If any Indemnified Party has or anticipates having any claim for compensation from the SPV pursuant to clause (iii) of Section 9.3(a), and such Indemnified Party believes that having the facility evidenced by this Agreement publicly rated by one or more credit rating agencies would reduce the amount of such compensation by an amount deemed by such Indemnified Party to be material (which, in all cases, shall be an amount per annum greater than the amount payable by the SPV to obtain the Required Ratings below), such Indemnified Party shall provide written notice to the SPV and the Servicer that such Indemnified Party intends to request public ratings of the facility from two credit rating agencies (or if such Indemnified Party determines that the rating of a single credit rating agency is sufficient to achieve the same effect, by one credit rating agency) selected by such Indemnified Party and reasonably acceptable to the SPV, of at least "A-/A3" or the equivalent by S&P and Moody's, respectively (the "Required Ratings"). The SPV and the Servicer agree that they shall cooperate with such Indemnified Party's efforts to obtain the Required Ratings, and shall use their commercially reasonable efforts to provide the applicable credit rating agencies (either directly or through distribution to the Agent or the applicable Indemnified Party), any information requested by such credit rating agencies (or single credit rating agency, as applicable) for purposes of providing and monitoring the Required Ratings. The SPV shall pay the initial fees payable to the credit rating agencies (or single credit rating agency, as applicable) for providing the ratings and any ongoing or renewal fees in connection with such ratings. Nothing in this Section 9.3(b) shall preclude any Indemnified Party from demanding compensation from the SPV pursuant to Sections 9.3(a)(i)-(iii) hereof at any time and without regard to whether the Required Ratings shall have been obtained, or shall require any Indemnified Party to obtain any ratings on the facility prior to demanding any such compensation from the SPV, provided that in demanding such compensation the applicable Indemnified Party shall give credit and give effect to any reduction in amounts payable under Section 9.3(a) due to the Required Ratings having been obtained.

(c)   If any Indemnified Party shall have determined that after the date hereof, the adoption of any applicable Law, bank regulatory guideline regarding capital adequacy (including, but not limited to, any directive of the Basel Committee on Banking Supervision), or generally accepted accounting standard, or any change therein, or any change in the interpretation or administration thereof by any Official Body, or any request or directive regarding capital adequacy (in the case of any bank regulatory guideline, whether or not having the force of law) of any such Official Body, or the implementation of any such change, has or would have the effect of reducing the rate of return on capital of such Indemnified Party (or its parent) as a consequence of such Indemnified Party's obligations hereunder or with respect hereto to a level below that which such Indemnified Party (or its parent) could have achieved but for such adoption, change, request or directive (taking into consideration its policies with respect to capital adequacy) by an amount deemed by such Indemnified Party to be material, then on the Settlement Date occurring at least ten (10) days after demand, in the form of a notice as set forth in clause (d) below, by such Indemnified Party through the Agent or the applicable Managing Agent, the SPV shall pay to the applicable Managing Agent, for the benefit of such Indemnified Party, such additional amount or amounts as will compensate such Indemnified Party (or its parent) for such reduction. For the avoidance of doubt, any interpretation of Accounting Research Bulletin No. 51 by the Financial Accounting Standards Board (including Interpretation No. 46: Consolidation of Variable Interest Entities (or any future statement or interpretation issued by the Financial Accounting Standards Board or any successor thereto)) shall constitute an adoption, change, request or directive, and any implementation thereof shall be, subject to this Section 9.3(c).

(d)   Each Indemnified Party shall promptly notify the SPV in writing of any event of which it has knowledge, occurring after the date hereof, which will entitle such Indemnified Party to compensation pursuant to this Section 9.3; *provided* that no failure to give or any delay in giving such notice shall affect the Indemnified Party's right to receive such compensation. A notice by the Agent or a Managing Agent on behalf of the applicable Indemnified Party claiming compensation under this Section 9.3 and setting forth the additional amount or amounts to be paid to it hereunder shall be conclusive in the absence of manifest error. In determining such amount, the Agent or any applicable Indemnified Party may use any reasonable averaging and attributing methods. Any demand for compensation under this Section 9.3 shall be accompanied by a certificate as to the amount requested which shall set forth a reasonably detailed calculation for such requested amount. Notwithstanding anything in this Agreement to the contrary, the SPV shall not be obligated to make any payment to any Indemnified Party under this Section 9.3 for any period more than one hundred eighty (180) days prior to the date on which such Indemnified Party gives written notice to the SPV of its intent to request such payment under this Section 9.3.

(e)   Notwithstanding anything herein to the contrary, any indemnity payable under this Section 9.3 shall be payable by the SPV in accordance with the priority of payments in Section 2.12.

SECTION 9.4 <u>Taxes</u>. (a) All payments and distributions made hereunder by the SPV, the Originators or the Servicer (each, a "<u>payor</u>") to any Investor, any Managing Agent or any other Secured Party (each, a "<u>recipient</u>") shall be made free and clear of and without deduction for any present or future income, excise, stamp or franchise taxes and any other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority on any recipient (or any assignee of such parties) but excluding Excluded Taxes (such non-excluded items being called "<u>Taxes</u>"). In the event that any withholding or deduction from any payment made by the payor hereunder is required in respect of any Taxes, then such payor shall:

        (i)   pay directly to the relevant authority the full amount required to be so withheld or deducted;

        (ii)   promptly forward to the applicable Managing Agent an official receipt or other documentation satisfactory to such Managing Agent evidencing such payment to such authority; and

        (iii)   pay to the recipient such additional amount or amounts as is necessary to ensure that the net amount actually received by the recipient will equal the full amount such recipient would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted against any recipient with respect to any payment received by such recipient hereunder, the recipient may pay such Taxes and the payor will promptly pay, after written demand therefor by the recipient, such additional amounts (including any penalties interest or expenses, other than those arising from the gross negligence or willful misconduct of the Agent or the recipient) as shall be necessary in order that the net amount received by the recipient after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount such recipient would have received had such Taxes not been asserted. Any demand for compensation under this <u>Section 9.4(a)</u> shall be accompanied by a certificate as to the amount requested which shall set forth a reasonably detailed calculation for such requested amount. Any demand by a recipient under this <u>Section 9.4</u> shall be made no later than 360 days after the earlier of (i) the date on which the recipient pays such Taxes or (ii) the date on which the relevant taxing authority makes written demand for payment of such Taxes by the recipient.

If the payor fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the recipient the required receipts or other required documentary evidence, the payor shall indemnify the recipient for any incremental Taxes, interest, or penalties that may become payable by any recipient as a result of any such failure.

        (b)   Any Agent, Investor or Letter of Credit Issuer that is entitled to an exemption from or reduction of withholding tax (including backup withholding tax) under the law of the jurisdiction in which the SPV, any Originator or the Servicer is located, or any treaty to which such jurisdiction is a party, with respect to payments under this Agreement shall deliver, to the extent it is legally able to do so, to the SPV, such Originator or the Servicer, as appropriate (with a copy to the Agent), at the time or times prescribed by applicable law or taxing authority, such properly completed and executed documentation prescribed by applicable law or taxing authority or reasonably requested by the SPV, such Originator or the Servicer as will permit such payments to be made without withholding or at a reduced rate of withholding.

(c)   If any Agent, Investor or Letter of Credit Issuer receives a refund of, or receives an actual economic benefit from the utilization of any credit against, any Taxes (including, for purposes of this paragraph only, Excluded Taxes) in respect of any Taxes for which it has received an indemnity payment from (or an additional amount has been paid by) the SPV, any Originator or the Servicer, such Agent, Investor or Letter of Credit Issuer shall within 60 days from the date of such receipt pay over, without duplication, the amount of such refund or benefit to the SPV, such Originator or the Servicer, as appropriate (but not in excess of indemnity payments made or other amounts paid by the SPV, such Originator or the Servicer under this Section 9.4 with respect to such Taxes giving rise to such refund or credit, net of all reasonable out-of-pocket expenses of such Agent, Investor or Letter of Credit Issuer and without interest (other than the proportionate part of any interest paid by the relevant taxing authority with respect to such refund)); *provided* that the SPV, each Originator or the Servicer (upon written request of such Agent, Investor or Letter of Credit Issuer) agrees to repay the amount paid over to the SPV, such Originator or the Servicer (plus any penalties, interest or other charges imposed by the relevant taxing authority) to such Agent, Investor or Letter of Credit Issuer (i) in the event such Agent, Investor or Letter of Credit Issuer is required to repay such refund to such taxing authority or (ii) in the event that an adjustment by such taxing authority or any change in such Agent's, Investor's or Letter of Credit Issuer's Tax position or Tax circumstances reduces the actual economic benefit from the utilization of such credit received by such Agent, Investor or Letter of Credit Issuer, as the case may be. Nothing in this paragraph shall be construed to require the Agent or any Investor or Letter of Credit Issuer to make available to the SPV, any Originator or the Servicer any tax return or other information that such Agent, Investor or Letter of Credit Issuer deems to be confidential or proprietary. In addition, whether any Agent, Investor or Letter of Credit Issuer has received a refund or utilized any credit described above, and the amount of any actual economic benefit received from any such utilization, shall be determined solely by such Agent, Investor or Letter of Credit Issuer, as appropriate, and acting in good faith.

SECTION 9.5   Other Costs and Expenses; Breakage Costs. (a) The SPV agrees, upon receipt of a written invoice, to pay or cause to be paid, and to hold the Investors, the Agent, each Managing Agent and each Administrator harmless against liability for the payment of, all reasonable and documented out-of-pocket expenses (including attorneys', accountants' and other third parties' fees and expenses, any filing fees and expenses incurred by officers or employees of any Investor, the Agent, each Managing Agent or any Administrator) or intangible, documentary or recording taxes incurred by or on behalf of any Investor, the Agent, any Managing Agent or any Administrator (i) in connection with the preparation, negotiation, execution and delivery of this Agreement, the other Transaction Documents and any documents or instruments delivered pursuant hereto and thereto and the transactions contemplated hereby or thereby (including the perfection or protection of the Asset Interest) and (ii) from time to time (A) relating to any amendments, waivers or consents under this Agreement and the other Transaction Documents, (B) arising in connection with the Agent's, any Investor's or any Managing Agent's enforcement or preservation of rights (including the perfection and protection of the Asset Interest under this Agreement), or (C) arising in connection with any audit, dispute, disagreement, litigation or preparation for litigation involving this Agreement or any of the other Transaction Documents; *provided* that, except in the case of any enforcement action, the SPV shall not be required to reimburse the legal fees, expenses or other charges of more than one outside counsel (in addition to such special counsel and local counsel in each applicable local jurisdiction as shall be reasonably deemed necessary by the Agent), which counsel shall be selected jointly by the Agent, each Managing Agent or any Administrator, unless, in the reasonable opinion of any Investor, the Agent, any Managing Agent or any Administrator, representation of all such Persons by the same counsel would be inappropriate due to the existence of an actual or potential conflict of interest or impairs any defense of such indemnified Person (all of such amounts, collectively, "Transaction Costs").

(b)   The SPV shall pay the Managing Agents for the account of the Investors, as applicable, on demand, such amount or amounts as shall compensate the Investors for any loss (including loss of profit), cost or expense incurred by the Investors (as reasonably determined by its Managing Agent) as a result of any reduction of any Portion of Investment other than on the maturity date of the Commercial Paper (or other financing source) funding such Portion of Investment, in the case of Investments funded via Commercial Paper, or on the last day of a Rate Period, in the case of Investments with Yield calculated based off the Offshore Rate, such compensation to be (i) limited to an amount equal to any loss or expense suffered by the Investors during the period from the date of receipt of such repayment to (but excluding) the maturity date of such Commercial Paper (or other financing source) and (ii) net of the income, if any, received by the recipient of such reductions from investing the proceeds of such reductions of such Portion of Investment. The determination by any Managing Agent of the amount of any such loss or expense shall be set forth in a written notice to the SPV in reasonable detail and shall be conclusive, absent manifest error.

ARTICLE X

THE AGENT

SECTION 10.1 Appointment and Authorization of Agent. Each Secured Party hereby irrevocably appoints, designates and authorizes the Agent and its applicable Managing Agent to take such action on its behalf under the provisions of this Agreement and each other Transaction Document and to exercise such powers and perform such duties as are expressly delegated to such Agent or Managing Agent, as applicable, by the terms of this Agreement and any other Transaction Document, together with such other powers as are reasonably incidental thereto. Notwithstanding any provision to the contrary contained elsewhere in this Agreement or in any other Transaction Document, no Agent or Managing Agent shall have any duties or responsibilities except those expressly set forth in this Agreement, nor shall the Agent or any Managing Agent have or be deemed to have any fiduciary relationship with any Investor or other Secured Party, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Transaction Document or otherwise exist against any Agent or Managing Agent. Without limiting the generality of the foregoing sentence, the use of the term "agent" in this Agreement with reference to any Agent or Managing Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable Law. Instead, such term is used merely as a matter of market custom, and is intended to create or reflect only an administrative relationship between independent contracting parties.

SECTION 10.2 <u>Delegation of Duties</u>. The Agent and each Managing Agent may execute any of its duties under this Agreement or any other Transaction Document by or through agents, employees or attorneys-in-fact and shall be entitled to advice of counsel concerning all matters pertaining to such duties. Neither the Agent nor any Managing Agent shall be responsible for the negligence or misconduct of any agent or attorney-in-fact that it selects with reasonable care.

SECTION 10.3 <u>Liability of Agents and Managing Agents</u>. No Agent-Related Person shall (a) be liable for any action taken or omitted to be taken by any of them under or in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby (except for its own gross negligence or willful misconduct), or (b) be responsible in any manner to any Secured Party for any recital, statement, representation or warranty made by the SPV, any Originator or the Servicer, or any officer thereof, contained in this Agreement or in any other Transaction Document, or in any certificate, report, statement or other document referred to or provided for in, or received by the Agent or such Managing Agent under or in connection with, this Agreement or any other Transaction Document, or the validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Transaction Document, or for any failure of the SPV, any Originator, the Servicer or any other party to any Transaction Document to perform its obligations hereunder or thereunder. No Agent-Related Person shall be under any obligation to any Secured Party to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Transaction Document, or to inspect the properties, books or records of the SPV, any Originator, the Servicer or any of their respective Affiliates.

SECTION 10.4 <u>Reliance by Agent</u>. (a) The Agent and each Managing Agent shall be entitled to rely, and shall be fully protected in relying, upon any writing, resolution, notice, consent, certificate, affidavit, letter, telegram, facsimile, telex or telephone message, statement or other document or conversation believed by it to be genuine and correct and to have been signed, sent or made by or on behalf of the proper Person or Persons, and upon advice and statements of legal counsel (including counsel to the SPV, any Originator and the Servicer), independent accountants and other experts selected by the Agent or such Managing Agent. The Agent and each Managing Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Transaction Document unless it shall first receive such advice or concurrence of the Managing Agents or the Investors in its Investor Group, as applicable, as it deems appropriate and, if it so requests, it shall first be indemnified to its satisfaction by the Investors against any and all liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Agent and each Managing Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement or any other Transaction Document in accordance with a request or consent of the Managing Agents or the Investors in its Investor Group, as applicable, or, if required hereunder, all Investors and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Investors.

(b)   For purposes of determining compliance with the conditions specified in <u>Article V</u> on the Effective Date, each Investor that has executed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter either sent by the Agent or the Managing Agent to such Investor for consent, approval, acceptance or satisfaction, or required thereunder to be consented to or approved by or acceptable or satisfactory to such Investor.

SECTION 10.5 Notice of Termination Event, Potential Termination Event or Servicer Default. Neither the Agent nor any Managing Agent shall be deemed to have knowledge or notice of the occurrence of a Potential Termination Event, a Termination Event or a Servicer Default, unless it has received written notice from an Investor or the SPV referring to this Agreement, describing such Potential Termination Event, Termination Event or Servicer Default and stating that such notice is a "Notice of Termination Event or Potential Termination Event" or "Notice of Servicer Default," as applicable. Each Managing Agent will notify the Investors in its Investor Group of its receipt of any such notice. The Agent and each Managing Agent shall (subject to Section 10.4) take such action with respect to such Potential Termination Event, Termination Event or Servicer Default as may be requested by the Managing Agents (or its Investors in its Investor Group), *provided* that, unless and until the Agent shall have received any such request, the Agent (or Managing Agent) may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Potential Termination Event, Termination Event or Servicer Default as it shall deem advisable or in the best interest of the Secured Parties or Investors, as applicable.

SECTION 10.6 Credit Decision; Disclosure of Information by the Agent. Each Secured Party acknowledges that none of the Agent-Related Persons has made any representation or warranty to it, and that no act by the Agent or any Managing Agent hereinafter taken, including any consent to and acceptance of any assignment or review of the affairs of the SPV, the Servicer, the Originators or any of their respective Affiliates, shall be deemed to constitute any representation or warranty by any Agent-Related Person to any Secured Party as to any matter, including whether the Agent-Related Persons have disclosed material information in their possession. Each Secured Party, including any Investor by assignment, represents to the Agent and its Managing Agent that it has, independently and without reliance upon any Agent-Related Person and based on such documents and information as it has deemed appropriate, made its own appraisal of and investigation into the business, prospects, operations, property, financial and other condition and creditworthiness of the SPV, the Servicer, each Originator or their respective Affiliates, and all applicable bank regulatory laws relating to the transactions contemplated hereby, and made its own decision to enter into this Agreement and to extend credit to the SPV hereunder. Each Secured Party also represents that it shall, independently and without reliance upon any Agent-Related Person and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Transaction Documents, and to make such investigations as it deems necessary to inform itself as to the business, prospects, operations, property, financial and other condition and creditworthiness of the SPV, the Servicer or the Originators. Except for notices, reports and other documents expressly herein required to be furnished to the Security Parties by the Agent or any Managing Agent herein, neither the Agent nor any Managing Agent shall have any duty or responsibility to provide any Secured Party with any credit or other information concerning the business, prospects, operations, property, financial and other condition or creditworthiness of the SPV, the Servicer, any Originator or their respective Affiliates which may come into the possession of any of the Agent-Related Persons.

SECTION 10.7 Indemnification of the Agent. Whether or not the transactions contemplated hereby are consummated, the Committed Investors (or the Committed Investors in the applicable Investor Group) shall indemnify upon demand each Agent-Related Person (to the extent not reimbursed by or on behalf of the SPV and without limiting the obligation of the SPV to do so), pro rata, and hold harmless each Agent-Related Person from and against any and all Indemnified Amounts incurred by it; *provided* that no Committed Investor shall be liable for the payment to any Agent-Related Person of any portion of such Indemnified Amounts resulting from such Person's gross negligence or willful misconduct, as finally determined by a court of competent jurisdiction; *provided* that no action taken by Agent (or any Managing Agent) in accordance with the directions of the Managing Agents (or the Investors in its Investor Group) shall be deemed to constitute gross negligence or willful misconduct for purposes of this Section. Without limitation of the foregoing, each Investor shall reimburse its Managing Agent, the Agent and each Letter of Credit Issuer upon demand for its ratable share of any costs or out-of-pocket expenses (including attorney's fees) incurred in connection with the preparation, execution, delivery, administration, modification, amendment or enforcement (whether through negotiations, legal proceedings or otherwise) of, or legal advice in respect of rights or responsibilities under, this Agreement, any other Transaction Document, or any document contemplated by or referred to herein, to the extent that the Agent or such Managing Agent is not reimbursed for such expenses by or on behalf of the SPV. The undertaking in this Section shall survive payment on the Final Payout Date and the resignation or replacement of the Agent or such Managing Agent.

SECTION 10.8 Agent in Individual Capacity. The Agent and each Managing Agent (and any successor thereto in such capacity) and its Affiliates may make loans to, issue letters of credit for the account of, accept deposits from, acquire equity interests in and generally engage in any kind of banking, trust, financial advisory, underwriting or other business with any of the SPV, the Originators, the Servicer, or any of their Subsidiaries or Affiliates as though it were not the Agent, a Managing Agent or an Investor hereunder, as applicable, and without notice to or consent of the Secured Parties. The Secured Parties acknowledge that, pursuant to such activities, any such Person or its Affiliates may receive information regarding the SPV, the Originators, the Servicer or their respective Affiliates (including information that may be subject to confidentiality obligations in favor of such Person) and acknowledge that the Agent shall be under no obligation to provide such information to them. With respect to its Commitment and any Letters of Credit issued, the Agent and each Managing Agent (and any successor thereto in such capacity) in its capacity as a Committed Investor hereunder shall have the same rights and powers under this Agreement as any other Committed Investor and may exercise the same as though it were not the Agent, a Managing Agent or a Committed Investor, as applicable, and the term "Committed Investor" or "Committed Investors" shall, unless the context otherwise indicates, include the Agent and each Managing Agent in its individual capacity.

SECTION 10.9 Resignation of Agents. The Agent or any Managing Agent may resign upon thirty (30) days' notice to the applicable Investors. If the Agent resigns under this Agreement, the Majority Investors shall appoint from among the Committed Investors a successor agent for the Secured Parties. If no successor agent is appointed prior to the effective date of the resignation of the Agent, the Agent may appoint, after consulting with the Investors, a successor agent from among the Committed Investors. Upon the acceptance of its appointment as successor agent hereunder, such successor agent shall succeed to all the rights, powers and duties of the retiring Agent and the term "Agent" shall mean such successor agent and the retiring Agent's appointment, powers and duties as Agent shall be terminated. After any retiring Agent's resignation hereunder as Agent, the provisions of this Section 10.9 and Sections 10.3 and 10.7 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the Agent under this Agreement. If no successor agent has accepted appointment as Agent by the date which is thirty (30) days following a retiring Agent's notice of resignation, the retiring Agent's resignation shall nevertheless thereupon become effective and the Committed Investors shall perform all of the duties of the Agent hereunder until such time, if any, as the Majority Investors appoint a successor agent as provided for above. If a Managing Agent resigns under this Agreement, the Investors in such Investor Group shall appoint a successor agent.

SECTION 10.10 Payments by the Agent. Unless specifically allocated to a Committed Investor pursuant to the terms of this Agreement, all amounts received by the Agent or a Managing Agent on behalf of the Investors shall be paid to the applicable Managing Agent or Investors pro rata in accordance with amounts then due on the Business Day received, unless such amounts are received after 12:00 noon on such Business Day, in which case the applicable agent shall use its reasonable efforts to pay such amounts on such Business Day, but, in any event, shall pay such amounts not later than the following Business Day.

ARTICLE XI

MISCELLANEOUS

SECTION 11.1 Term of Agreement. This Agreement shall terminate on the Final Payout Date; *provided* that (i) the rights and remedies of the Agent, the Managing Agents, the Investors, the Administrators and the other Secured Parties with respect to any representation and warranty made or deemed to be made by the SPV, the Originators or the Servicer pursuant to this Agreement, (ii) the indemnification and payment provisions of Article IX, (iii) the provisions of Section 10.7 and (iv) the agreements set forth in Sections 11.11 and 11.12, shall be continuing and shall survive any termination of this Agreement.

SECTION 11.2 Waivers; Amendments. (a) No failure or delay on the part of the Agent, any Managing Agent, the Investors, any Administrator or any Committed Investor in exercising any power, right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or remedy preclude any other further exercise thereof or the exercise of any other power, right or remedy. The rights and remedies herein provided shall be cumulative and nonexclusive of any rights or remedies provided by law.

(b)   Any provision of this Agreement or any other Transaction Document may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the SPV, the Originators, the Servicer, the Agent and the Majority Investors; *provided* that no such amendment or waiver shall, unless signed by each Committed Investor directly affected thereby, (i) increase the Commitment of such Committed Investor, (ii) reduce the Net Investment or rate of Yield to accrue thereon or any fees or other amounts payable hereunder, (iii) postpone any date fixed for the payment of any scheduled distribution in respect of the Net Investment or Yield with respect thereto or any fees or other amounts payable hereunder or for termination of any Commitment, (iv) change the percentage of the Commitments of Committed Investors which shall be required for the Committed Investors or any of them to take any action under this Section or any other provision of this Agreement, (v) release any of the property with respect to which a security or ownership interest therein has been granted hereunder to the Agent or the Committed Investors (such consent of each Committed Investor not to be unreasonably withheld), (vi) extend or permit the extension of the Commitment Termination Date (it being understood that a waiver of a Termination Event shall not constitute an extension or increase in the Commitment of any Committed Investor), or (vii) change the definition of "Net Pool Balance", "Required Reserves" or any defined term used therein; and *provided further* that the signature of the SPV and the Originators shall not be required for the effectiveness of any amendment which modifies the representations, warranties, covenants or responsibilities of the Servicer at any time when the Servicer is not an Originator or any Affiliate of an Originator or a successor Servicer is designated pursuant to Section 7.1.

(c)   Each Managing Agent agrees to provide an executed copy of each amendment or waiver to this Agreement or any other Transaction Document to any rating agency rating the Commercial Paper of any Conduit Investor in such Managing Agent's Investor Group promptly upon request of such Conduit Investor or its Administrator or Managing Agent.

SECTION 11.3 Notices; Payment Information. Except as provided below, all communications and notices provided for hereunder shall be in writing (including facsimile or electronic transmission or similar writing) and shall be given to the other party at its address or facsimile number set forth in Schedule 11.3 or at such other address or facsimile number as such party may hereafter specify for the purposes of notice to such party. Each such notice or other communication shall be effective (i) if given by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 11.3 and confirmation is received, (ii) if given by mail, three (3) Business Days following such posting, if postage prepaid, and if sent via U.S. certified or registered mail, (iii) if given by overnight courier, one (1) Business Day after deposit thereof with a national overnight courier service, or (iv) if given by any other means, when received at the address specified in this Section 11.3, *provided* that an Investment Request shall only be effective upon receipt by the Managing Agents. However, anything in this Section 11.3 to the contrary notwithstanding, the SPV hereby authorizes the Agent and the Managing Agents to make investments in Eligible Investments and to make Investments based on telephonic notices made by any Person which the Agent or the Managing Agents in good faith believe to be acting on behalf of the SPV. The SPV agrees to deliver promptly to the Agent or the Managing Agents a written confirmation of each telephonic notice signed by an authorized officer of SPV. However, the absence of such confirmation shall not affect the validity of such notice. If the written confirmation differs in any material respect from the action taken by the Agent or the Investors, the records of the Agent or the Managing Agents shall govern.

SECTION 11.4 Governing Law; Submission to Jurisdiction; Appointment of Service Agent.

(a)   **THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (WITHOUT REFERENCE TO THE CONFLICTS OF LAW PRINCIPLES THEREOF OTHER THAN SECTION 5-1401 OF THE NEW YORK GENERAL OBLIGATIONS LAW).** EACH OF THE SPV, THE ORIGINATORS AND THE SERVICER HEREBY SUBMITS TO

THE NONEXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY NEW YORK STATE COURT SITTING IN THE CITY OF NEW YORK FOR PURPOSES OF ALL LEGAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER TRANSACTION DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH OF THE SPV, THE SERVICER AND THE ORIGINATORS HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT IT MAY EFFECTIVELY DO SO, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. NOTHING IN THIS SECTION 11.4 SHALL AFFECT THE RIGHT OF THE SECURED PARTIES TO BRING ANY ACTION OR PROCEEDING AGAINST ANY OF THE SPV, THE ORIGINATOR OR THE SERVICER OR ANY OF THEIR RESPECTIVE PROPERTY IN THE COURTS OF OTHER JURISDICTIONS.

(b)   EACH OF THE PARTIES HERETO HEREBY WAIVES ANY RIGHT TO HAVE A JURY PARTICIPATE IN RESOLVING ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, AMONG ANY OF THEM ARISING OUT OF, CONNECTED WITH, RELATING TO OR INCIDENTAL TO THE RELATIONSHIP BETWEEN THEM IN CONNECTION WITH THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS.

SECTION 11.5 Integration. This Agreement contains the final and complete integration of all prior expressions by the parties hereto with respect to the subject matter hereof and shall constitute the entire Agreement among the parties hereto with respect to the subject matter hereof superseding all prior oral or written understandings.

SECTION 11.6 Severability of Provisions. If any one or more of the provisions of this Agreement shall for any reason whatsoever be held invalid, then such provisions shall be deemed severable from the remaining provisions of this Agreement and shall in no way affect the validity or enforceability of such other provisions.

SECTION 11.7 Counterparts; Facsimile Delivery. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same Agreement. Delivery by facsimile of an executed signature page of this Agreement shall be effective as delivery of an executed counterpart hereof.

SECTION 11.8 Successors and Assigns; Binding Effect. (a) This Agreement shall be binding on the parties hereto and their respective successors and assigns; *provided* that none of the SPV, the Servicer or the Originators may assign any of its rights or delegate any of its duties hereunder or under the First Tier Agreement or under any of the other Transaction Documents to which it is a party without the prior written consent of each Managing Agent. Except as provided in clause (b) below, no provision of this Agreement shall in any manner restrict the ability of any Investor to assign, participate, grant security interests in, or otherwise transfer any portion of the Asset Interest.

(b)   Any Committed Investor may assign all or any portion of its Commitment and its interest in the Net Investment, the Asset Interest and its other rights and obligations hereunder to any Person with the written approval of the applicable Administrator, on behalf of its Conduit Investor, and the applicable Managing Agent and, if no Termination Event is continuing, with the consent of the SPV (such consent not to be unreasonably withheld). In connection with any such assignment, the assignor shall deliver to the assignee(s) an Assignment and Assumption Agreement, duly executed, assigning to such assignee a pro rata interest in such assignor's Commitment and other obligations hereunder and in the Net Investment, the Asset Interest and other rights hereunder, and such assignor shall promptly execute and deliver all further instruments and documents, and take all further action, that the assignee may reasonably request, in order to protect, or more fully evidence, the assignee's right, title and interest in and to such interest and to enable the Agent, on behalf of such assignee, to exercise or enforce any rights hereunder and under the other Transaction Documents to which such assignor is or, immediately prior to such assignment, was a party. Upon any such assignment, (i) the assignee shall have all of the rights and obligations of the assignor hereunder and under the other Transaction Documents to which such assignor is or, immediately prior to such assignment, was a party with respect to such assignor 's Commitment and interest in the Net Investment and the Asset Interest for all purposes of this Agreement and under the other Transaction Documents to which such assignor is or, immediately prior to such assignment, was a party and (ii) the assignor shall have no further obligations with respect to the portion of its Commitment which has been assigned and shall relinquish its rights with respect to the portion of its interest in the Net Investment and the Asset Interest which has been assigned for all purposes of this Agreement and under the other Transaction Documents to which such assignor is or, immediately prior to such assignment, was a party. No such assignment shall be effective unless a fully executed copy of the related Assignment and Assumption Agreement shall be delivered to the Agent and the SPV. In addition, if the assignee shall not already be an Investor, such assignee shall deliver to the Agent, the SPV and the Servicer, all applicable tax documentation (whether pursuant to Section 9.4(b) or otherwise) requested by the Agent, the SPV or the Servicer. All costs and expenses of the Agent incurred in connection with any assignment hereunder shall be borne by the assignee. No Committed Investor shall assign any portion of its Commitment hereunder without also simultaneously assigning an equal portion of its interest in the Program Support Agreement to which it is a party or under which it has acquired a participation.

(c)   By executing and delivering an Assignment and Assumption Agreement, the assignor and assignee thereunder confirm to and agree with each other and the other parties hereto as follows: (i) other than as provided in such Assignment and Assumption Agreement, the assignor makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with this Agreement, the other Transaction Documents or any other instrument or document furnished pursuant hereto or thereto or the execution, legality, validity, enforceability, genuineness, sufficiency or value or this Agreement, the other Transaction Documents or any such other instrument or document; (ii) the assignor makes no representation or warranty and assumes no responsibility with respect to the financial condition of the SPV, any Originator or the Servicer or the performance or observance by the SPV, any Originator or the Servicer of any of their respective obligations under this Agreement, the First Tier Agreement, the other Transaction Documents or any other instrument or document furnished pursuant hereto; (iii) such assignee confirms that it has received a copy of this Agreement, the First Tier Agreement, each other Transaction Document and such other instruments, documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Assumption Agreement and to purchase such interest; (iv) such assignee will, independently and without reliance upon the Agent, any Managing Agent, any Investor or any of their Affiliates, or the assignor and based on such agreements, documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under this Agreement and the other Transaction Documents; (v) such assignee appoints and authorizes the Agent and its Managing Agent to take such action as agent on its behalf and to exercise such powers under this Agreement, the other Transaction Documents and any other instrument or document furnished pursuant hereto or thereto as are delegated to the Agent or its Managing Agent, as applicable, by the terms hereof or thereof, together with such powers as are reasonably incidental thereto and to enforce its respective rights and interests in and under this Agreement, the other Transaction Documents and the Affected Assets; (vi) such assignee agrees that it will perform in accordance with their terms all of the obligations which by the terms of this Agreement and the other Transaction Documents are required to be performed by it as the assignee of the assignor; and (vii) such assignee agrees that it will not institute against any Conduit Investor any proceeding of the type referred to in Section 11.11 prior to the date which is one (1) year and one (1) day after the payment in full of all Commercial Paper of such Conduit Investor.

(d)   Without limiting the foregoing, a Conduit Investor may, from time to time, with prior or concurrent notice to the SPV and the Servicer, in one transaction or a series of transactions, assign all or a portion of the Net Investment and its rights and obligations under this Agreement and any other Transaction Documents to which it is a party to a Conduit Assignee. Upon and to the extent of such assignment by a Conduit Investor to a Conduit Assignee, (i) such Conduit Assignee shall be the owner of the assigned portion of the Net Investment, (ii) the related Administrator for such Conduit Assignee will act as the Administrator for such Conduit Assignee, with all corresponding rights and powers, express or implied, granted to the Administrator hereunder or under the other Transaction Documents, (iii) such Conduit Assignee (and any related commercial paper issuer, if such Conduit Assignee does not itself issue commercial paper) and their respective liquidity support provider(s) and credit support provider(s) and other related parties shall have the benefit of all the rights and protections provided to the Conduit Investor and its Program Support Provider(s) herein and in the other Transaction Documents (including any limitation on recourse against such Conduit Assignee or related parties, any agreement not to file or join in the filing of a petition to commence an insolvency proceeding against such Conduit Assignee, and the right to assign to another Conduit Assignee as provided in this paragraph), (iv) such Conduit Assignee shall assume all (or the assigned or assumed portion) of the Conduit Investor's obligations, if any, hereunder or any other Transaction Document, and the Conduit Investor shall be released from such obligations, in each case to the extent of such assignment, and the obligations of the Conduit Investor and such Conduit Assignee shall be several and not joint, (v) all distributions in respect of the Net Investment shall be made to the applicable Managing Agent or the related Administrator, as applicable, on behalf of the Conduit Investor and such Conduit Assignee on a pro rata basis according to their respective interests, (vi) the definition of the term "CP Rate" with respect to the portion of the Net Investment funded with commercial paper issued by the Conduit Investor from time to time shall be determined in the manner set forth in the definition of "CP Rate" applicable to the Conduit Investor on the basis of the interest rate or discount applicable to commercial paper issued by such Conduit Assignee (or the related commercial paper issuer, if such Conduit Assignee does not itself issue commercial paper) rather than the Conduit Investor, (vii) the defined terms and other terms and provisions of this Agreement and the other Transaction Documents shall be interpreted in accordance with the foregoing, (viii) the Conduit Assignee, if it shall not be an Investor already, shall deliver to the Agent, the SPV and the Servicer, all applicable tax documentation (whether required by Section 9.4(b) or otherwise) reasonably requested by the Agent, the SPV or the Servicer and (ix) if requested by the related Managing Agent or the related Administrator with respect to the Conduit Assignee, the parties will execute and deliver such further agreements and documents and take such other actions as the related Managing Agent or such Administrator may reasonably request to evidence and give effect to the foregoing. No assignment by a Conduit Investor to a Conduit Assignee of all or any portion of the Net Investment shall in any way diminish the related Committed Investors' obligations under Section 2.3 or Section 2.17 to fund any Investment or L/C Borrowing not funded by the related Conduit Investor or such Conduit Assignee or to acquire from the Conduit Investor or such Conduit Assignee all or any portion of the Net Investment pursuant to Section 3.1.

(e)   In the event that a Conduit Investor makes an assignment to a Conduit Assignee in accordance with clause (d) above, the Related Committed Investors: (i) if requested by the related Administrator, shall terminate their participation in the applicable Program Support Agreement to the extent of such assignment, (ii) if requested by the related Administrator, shall execute (either directly or through a participation agreement, as determined by such Administrator) the program support agreement related to such Conduit Assignee, to the extent of such assignment, the terms of which shall be substantially similar to those of the participation or other agreement entered into by such Committed Investor with respect to the applicable Program Support Agreement (or which shall be otherwise reasonably satisfactory to the Administrator and the Related Committed Investors), (iii) if requested by the related Conduit Investor, shall enter into such agreements as requested by such Conduit Investor pursuant to which they shall be obligated to provide funding to the Conduit Assignee on substantially the same terms and conditions as is provided for in this Agreement in respect of such Conduit Investor (or which agreements shall be otherwise reasonably satisfactory to such Conduit Investor and the Committed Investors), and (iv) shall take such actions as the Agent shall reasonably request in connection therewith.

(f)   Each of the SPV, the Servicer and the Originators hereby agrees and consents to the assignment by any Conduit Investor from time to time of all or any part of its rights under, interest in and title to this Agreement and the Asset Interest to any Program Support Provider.

(g)   Any Investor Group without a Conduit Investor may at any time in the sole discretion of the related Committed Investor add a Conduit Investor to such Investor Group so long as such Conduit Investor is sponsored or administered by the related Committed Investor or one of its Affiliates. The parties hereto will cooperate in good faith to execute a joinder agreement or amendment reasonably satisfactory to such Conduit Investor to evidence its joining the Transaction Documents.

SECTION 11.9 Waiver of Confidentiality. Each of the SPV, the Servicer and the Originators hereby consents to the disclosure of any non-public information with respect to it received by the Agent, any Managing Agent, any Investor or any Administrator to any other

Investor or potential Investor, any Managing Agent, any nationally recognized statistical rating organization rating a Conduit Investor's Commercial Paper, any dealer or placement agent of or depositary for the Conduit Investor's Commercial Paper, any Administrator, any Program Support Provider, any credit/financing provider to any Conduit Investor or any of such Person's counsel or accountants in relation to this Agreement or any other Transaction Document if they agree to hold it confidential pursuant to a written agreement of confidentiality in form and substance reasonably satisfactory to the SPV. Subject to the forgoing, the Agent, the Managing Agents, the Investors and the Administrators hereby agree to maintain the confidentiality of any non-public information.

SECTION 11.10 Confidentiality Agreement. Each of the SPV, the Servicer and the Originators hereby agrees that it will not disclose the contents of this Agreement or any other Transaction Document or any other proprietary or confidential information of or with respect to any Investor, the Agent, any Managing Agent, any Administrator or any Program Support Provider to any other Person except (a) its auditors and attorneys, employees or financial advisors (other than any commercial bank) and any nationally recognized statistical rating organization, *provided* such auditors, attorneys, employees, financial advisors or rating agencies are informed of the highly confidential nature of such information and agree to use such information solely in connection with their evaluation of, or relationship with, the SPV, the Servicer, the and its affiliates or (b) as otherwise required by applicable law or order of a court of competent jurisdiction.

SECTION 11.11 Conduit Investor Provisions.

(a) No Bankruptcy Petition Against the Conduit Investor. Each of the SPV, the Servicer and the Originators hereby covenants and agrees that, prior to the date which is one (1) year and one (1) day after the payment in full of all outstanding Commercial Paper or other rated indebtedness of any Conduit Investor (or its related commercial paper issuer), it will not institute against, or join any other Person in instituting against, such Conduit Investor any proceeding of a type referred to in the definition of Event of Bankruptcy.

(b) Affiliate Purchase of Commercial Paper. The SPV hereby acknowledges and agrees that, from time to time and in the sole discretion of the Administrator of such Conduit Investor, any Conduit Investor may sell Commercial Paper for the purposes of funding Investments hereunder to its Administrator or to any Affiliate of its Administrator, without further notice or disclosure to any Person.

SECTION 11.12 No Recourse.

(a) Notwithstanding anything to the contrary contained in this Agreement, the obligations of any Conduit Investor under this Agreement and all other Transaction Documents are solely the corporate obligations of such Conduit Investor and shall be payable solely to the extent of funds received from the SPV in accordance herewith or from any party to any Transaction Document in accordance with the terms thereof in excess of funds necessary to pay its matured and maturing Commercial Paper and shall only be required to pay amounts payable by the SPV hereunder and under the other Transaction Documents from funds of the SPV other than the proceeds of the Affected Assets to the extent it has such funds.

(b)   Any amounts which such Conduit Investors does not pay pursuant to the operation of the preceding sentence shall not constitute a claim (as defined in §101 of the Bankruptcy Code) against or corporate obligation of such Conduit Investors for any such insufficiency unless and until such Conduit Investors satisfies the provisions above.

(c)   This Section 11.12 shall survive termination of this Agreement.

SECTION 11.13 No Proceedings; Limitations on Payments.

(a)   Each of the parties hereto, by entering into this Agreement, hereby covenants and agrees that it will not at any time institute against the SPV, or join in any institution against the SPV of, any bankruptcy, reorganization, arrangement, insolvency or liquidation proceedings, or other proceedings under any United States federal or State bankruptcy or similar law in connection with any of the SPV's obligations under this Agreement or other Transaction Documents.

(b)   Notwithstanding any provisions contained in this Agreement to the contrary, the parties hereto acknowledge and agree that (i) all amounts payable by the SPV hereunder and under the other Transaction Documents shall be paid in accordance with the priorities set forth in Section 2.12 and (ii) the SPV shall only be required to pay amounts payable by the SPV hereunder and under the other Transaction Documents from funds of the SPV other than the proceeds of the Affected Assets to the extent it has such funds. Any amounts which the SPV does not pay pursuant to the operation of clause (ii) of the preceding sentence shall not constitute a claim (as defined in §101 of the Bankruptcy Code) against or corporate obligation of the SPV for any such insufficiency unless and until the SPV satisfies the provisions of clause (ii) above.

(c)   This Section 11.13 shall survive termination of this Agreement.

SECTION 11.14 Resignation of Bank of America. (a) On the Effective Date, in consideration of receipt of the amounts contemplated in Section 5.1(p), Bank of America and YC SUSI Trust each hereby assign and transfer 100% of their right, title and interest in the Net Investment and the Asset Interest to the PNC Investor Group, the Wells Fargo Investor Group and the SunTrust Investor Group, on a pro rata basis. The Committed Investors in each such Investor Group each hereby agree to fund Bank of America and YC SUSI Trust their pro rata share of the amounts due to Bank of America and YC SUSI Trust pursuant to Section 5.1(p) in connection with such assignment (unless such amount is funded by the Conduit Investor in such Committed Investor's Investor Group), provided that no Committed Investor shall be obligated to fund an amount in excess of its Commitment divided by 1.02.

(b)   The parties hereto agree that as of the Effective Date and upon receipt of all Aggregate Unpaids due and owing to Bank of America and YC SUSI Trust and consummation of the assignment contemplated in Section 11.14(a), Bank of America shall resign from this Agreement and the other Transaction Documents as the Agent, a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, and YC SUSI Trust shall resign from this Agreement and the other Transaction Documents as a Conduit Investor and Uncommitted Investor, and their rights, duties and obligations in each such capacity shall terminate, save for those rights, duties and obligations that expressly survive the termination of this Agreement. The parties hereto agree that they received proper and timely notice of such resignation or alternatively waive such required notice. The parties hereto appoint Scotia as Agent in all respects under this Agreement and the other Transaction Documents as of the Effective Date, and Scotia hereby succeeds Bank of America in such capacity in all respects.

SECTION 11.15 Amendment and Restatement. On the date hereof, the Original Agreement shall be amended, restated and superseded in its entirety, and the Aggregate Unpaids evidenced thereby shall be deemed included herein. The parties hereto hereby (i) acknowledge and agree that the Liens as granted under the Transaction Documents securing payment of such Aggregate Unpaids are in all respects continuing and in full force and effect and secure the payment of the Aggregate Unpaids and (ii) fully and unconditionally ratify and affirm all Transaction Documents and agree that all collateral granted under all Transaction Documents shall from and after the date hereof secure all Aggregate Unpaids.

On and after the date hereof, (i) each reference in the Transaction Documents to the "Transfer and Administration Agreement", the "TAA", "thereunder", "thereof" or similar words referring to the Transfer and Administration Agreement shall mean and be a reference to this Agreement.

SECTION 11.16 Release of Water Receivables. On the Effective Date, in connection with Ashland's anticipation of contributing certain lines of business related to the generation of Water Receivables to its Subsidiary, Hercules Incorporated, the parties hereto agree that the SPV will repurchase all existing Water Receivables previously sold by it to the Investors pursuant to the Original Agreement which have not been paid in full as of such date for a purchase price equal to all Aggregate Unpaids with respect thereto, so long as after giving effect thereto, the Net Investment plus the Required Reserves does not exceed the Net Pool Balance. Upon the Effective Date, the parties hereto further agree that the Agent and each Managing Agent on behalf of its Investor Group hereby (i) authorize the SPV to, on or about April 1, 2010, sell such repurchased Water Receivables to Ashland in accordance with the terms of the First Tier Agreement, (ii) authorize the release and termination of all security or other interests in such repurchased Water Receivables and Related Security and authorize the SPV to file any UCC termination statements in connection therewith that it deems reasonably appropriate in its discretion, and (iii) at the expense of the SPV, the Agent and each Managing Agent on behalf of its Investor Group, agree to take any further action reasonably requested by any party hereto that may be necessary in any applicable jurisdiction to evidence such release and termination.

[SIGNATURES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

CVG CAPITAL II LLC

By: /s/ Lynn P. Freeman

Name: Lynn P. Freeman

Title: Chief Executive Officer/President

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Amended and Restated Transfer and
Administration Agreement

ASHLAND INC.,
as Originator and as Servicer

By: /s/ J. Kevin Willis

Name: J. Kevin Willis
Title: Treasurer and Vice President, Finance

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Amended and Restated Transfer and
Administration Agreement

MARKET STREET FUNDING LLC,
as a Conduit Investor and an Uncommitted Investor

By: /s/ Doris J. Hearn

Name: Doris J. Hearn
Title: Vice President

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Amended and Restated Transfer and
Administration Agreement

THREE PILLARS FUNDING LLC,
as a Conduit Investor and an Uncommitted Investor

By: /s/ Doris J. Hearn

Name: Doris J. Hearn
Title: Vice President

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Amended and Restated Transfer and
Administration Agreement

LIBERTY STREET FUNDING LLC,
as a Conduit Investor and an Uncommitted Investor

By: /s/ Jill A. Russo
Name: Jill A. Russo
Title: Vice President

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Amended and Restated Transfer and
Administration Agreement

Commitment: **THE BANK OF NOVA SCOTIA**
$102,000,000   as Agent, as a Letter of Credit Issuer and as a
                               Managing Agent, Administrator and Committed
                               Investor for the Scotia Investor Group

                               By: /s/ Michael Eden

                               Name: Michael Eden
                               Title: Director

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Amended and Restated Transfer and
Administration Agreement

Commitment:

$85,000,000.68

PNC BANK, NATIONAL ASSOCIATION,
as a Letter of Credit Issuer

By: /s/ C. Joseph Richardson

Name: C. Joseph Richardson

Title: Senior Vice President

PNC BANK, NATIONAL ASSOCIATION,
as a Managing Agent

By: /s/ William P. Falcon

Name: William P. Falcon

Title: Vice President

PNC BANK, NATIONAL ASSOCIATION,
as Administrator

By: /s/ William P. Falcon

Name: William P. Falcon

Title: Vice President

PNC BANK, NATIONAL ASSOCIATION,
as Committed Investor for the PNC Investor Group

By: /s/ C. Joseph Richardson

Name: C. Joseph Richardson

Title: Senior Vice President

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Amended and Restated Transfer and
Administration Agreement

Commitment:

$84,999,999.66

WELLS FARGO BANK, NATIONAL ASSOCIATION,
as a Letter of Credit Issuer, a Managing Agent and Committed Investor for the Wells Fargo Investor Group

By: /s/ Elizabeth R. Wagner
Name: Elizabeth R. Wagner
Title: Managing Director

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Amended and Restated Transfer and
Administration Agreement

Commitment:
$84,999,999.66

SUNTRUST BANK,
as a Letter of Credit Issuer and Committed
Investor for the SunTrust Investor Group

By: /s/ Michael Silverman
Name: Michael Silverman
Title: Managing Director

SUNTRUST ROBINSON HUMPHREY, INC.,
as a Managing Agent and Administrator for the
SunTrust Investor Group

By: /s/ Joseph R. Franke
Name: Joseph R. Franke
Title: Director

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Amended and Restated Transfer and
Administration Agreement

Acknowledged and Agreed to:

YC SUSI TRUST

By: Bank of America, National Association
           as Administrative Trustee

By: /s/ Nina Austin
Name: Nina Austin
Title: Vice President

BANK OF AMERICA, NATIONAL ASSOCIATION,

By: /s/ Nina Austin
Name: Nina Austin
Title: Vice President

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Amended and Restated Transfer and
Administration Agreement

SCHEDULE I

Section 2.4 of this Agreement shall be read in its entirety as follows:

SECTION 2.4 Determination of Yield and Rate Periods.

(a) From time to time, for purposes of determining the Rate Periods applicable to the different portions of the Net Investment funded by its Investor Group and of calculating Yield with respect thereto, each Managing Agent shall allocate the Net Investment allocable to its Investor Group to one or more tranches (each a "Portion of Investment"). At any time, each Portion of Investment shall have only one Rate Period and one Rate Type.

(b) As used in this Section 2.4, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Alternate Rate" means, for any Rate Period for any Portion of Investment, an interest rate per annum equal to the Offshore Rate for such Rate Period; *provided* that in the case of:

> (i) any Rate Period which commences on a date prior to the Agent receiving at least three (3) Business Days' notice thereof, or

> (ii) any Rate Period relating to a Portion of Investment which is less than $5,000,000,

the "Alternate Rate" for each day in such Rate Period shall be an interest rate per annum equal to the Base Rate in effect on such day. The "Alternate Rate" for any date on or after the declaration or automatic occurrence of Termination Date pursuant to Section 8.2 shall be an interest rate equal to 2.00% per annum above the Base Rate in effect on such day.

"Base Rate" means, for any day, a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate for such day, plus 0.50%, (b) the rate of interest in effect for such day as publicly announced from time to time by the applicable Managing Agent as its "prime rate", and (c) the Offshore Rate, plus 1.00%. The "prime rate" is a rate set by the applicable Managing Agent based upon various factors including such Managing Agent's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in the prime rate announced by a Managing Agent shall take effect at the opening of business on the day specified in the public announcement of such change.

"CP Rate" means, for any Rate Period for any Portion of Investment and a particular Conduit Investor, the per annum rate equivalent to the weighted average cost (as determined by the related Administrator and which shall include commissions of placement agents and dealers, incremental carrying costs incurred with respect to Commercial Paper maturing on dates other than those on which corresponding funds are received by such Conduit Investor, other borrowings by such Conduit Investor (other than under any Program Support Agreement) and any other costs associated with the issuance of Commercial Paper) of or related to the issuance of Commercial Paper that are allocated, in whole or in part, by the Conduit Investor or its

Administrator to fund or maintain such Portion of Investment (and which may be also allocated in part to the funding of other assets of the Conduit Investor); _provided_ that if any component of such rate is a discount rate, in calculating the "CP Rate" for such Portion of Investment for such Rate Period, such Conduit Investor shall for such component use the rate resulting from converting such discount rate to an interest bearing equivalent rate per annum.

"Federal Funds Rate" means, for any day, the rate per annum (rounded upwards, if necessary, to the nearest 1/100 of 1%) equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; _provided_ that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate charged to the applicable Managing Agent on such day on such transactions as determined by it.

"Fluctuation Factor" means 1.2.

"Offshore Rate" means, for any Rate Period, a rate per annum determined by the applicable Managing Agent pursuant to the following formula:

$$\text{Offshore Rate} = \frac{\text{Offshore Base Rate}}{1.00 - \text{Eurodollar Reserve Percentage}}$$

Where,

"Offshore Base Rate" means, for such Rate Period (a) with respect to Portions of Investment funded by all Investors other than Wells Fargo:

(i) the rate per annum (carried out to the fifth decimal place) equal to the rate determined by the applicable Managing Agent to be the offered rate that appears on the page of the Telerate Screen that displays an average British Bankers Association Interest Settlement Rate (such page currently being page number 3750) for deposits in Dollars (for delivery on the first day of such Rate Period) with a term equivalent to such Rate Period, determined as of approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Rate Period, or

(ii) in the event the rate referenced in the preceding subsection (i) does not appear on such page or service or such page or service shall cease to be available, the rate per annum (carried to the fifth decimal place) equal to the rate determined by the applicable Managing Agent to be the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate for deposits in Dollars (for delivery on the first day of such Rate Period) with a term equivalent to such Rate Period, determined as of approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Rate Period, or

(iii) in the event the rates referenced in the preceding <u>subsections (i)</u> and <u>(ii)</u> are not available, the rate per annum equal to the rate determined by the applicable Managing Agent as the rate of interest at which Dollar deposits (for delivery on the first day of such Rate Period) in same day funds in the approximate amount of the applicable Portion of Investment to be funded by reference to the Offshore Rate and with a term equivalent to such Rate Period would be offered by its London Branch to major banks in the offshore dollar market at their request at approximately 11:00 a.m. (London time) two (2) Business Days prior to the first day of such Rate Period.

(b)   With respect to Portions of Investment funded by Wells Fargo:

(i) the one-month offered rate for Dollar deposits as reported on the Reuters Screen LIBOR01 Page or any other page that may replace such page from time to time for the purpose of displaying offered rates of leading banks for London interbank deposits in Dollars, as of 11:00 a.m. (London time) on such date, or if such day is not a Business Day, then the immediately preceding Business Day (or if not so reported, then as determined by the applicable Managing Agent from another recognized source for interbank quotation), in each case, changing when and as such rate changes.

"<u>Eurodollar Reserve Percentage</u>" means, for any day during any Rate Period, the reserve percentage (expressed as a decimal, rounded upward to the next 1/100th of 1%) in effect on such day, whether or not applicable to any Investor, under regulations issued from time to time by the Board of Governors of the Federal Reserve System for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding (currently referred to as "eurocurrency liabilities"). The Offshore Rate shall be adjusted automatically as of the effective date of any change in the Eurodollar Reserve Percentage.

"<u>Rate Period</u>" means (a) with respect to any Portion of Investment funded by the issuance of Commercial Paper, (i) initially the period commencing on (and including) the date of the initial purchase or funding of such Portion of Investment and ending on (and including) the last day of the current calendar month, and (ii) thereafter, each period commencing on (and including) the first day after the last day of the immediately preceding Rate Period for such Portion of Investment and ending on (and including) the last day of the current calendar month; (b) with respect to any Portion of Investment not funded by the issuance of Commercial Paper or covered in <u>clause (c)</u> below, (i) initially the period commencing on (and including) the date of the initial purchase or funding of such Portion of Investment and ending on (but excluding) the next following Settlement Date, and (ii) thereafter, each period commencing on (and including) a Settlement Date and ending on (but excluding) the next following Settlement Date; and (c) with respect to any Portion of Investment funded by Wells Fargo bearing Yield based off reference to the Offshore Base Rate, one (1) calendar day; *provided* that

(A) any Rate Period with respect to any Portion of Investment (other than any Portion of Investment accruing Yield at the CP Rate) that would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day; *provided* that if Yield in respect of such Rate Period is computed by reference to the

Offshore Rate, and such Rate Period would otherwise end on a day which is not a Business Day, and there is no subsequent Business Day in the same calendar month as such day, such Rate Period shall end on the next preceding Business Day;

(B)   in the case of any Rate Period for any Portion of Investment that commences before the Termination Date and would otherwise end on a date occurring after the Termination Date, such Rate Period shall end on such Termination Date and the duration of each Rate Period which commences on or after the Termination Date shall be of such duration as shall be selected by such Managing Agent; and

(C)   any Rate Period in respect of which Yield is computed by reference to the CP Rate may be terminated at the election of, and upon notice thereof to the SPV by, the applicable Managing Agent any time, in which case the Portion of Investment allocated to such terminated Rate Period shall be allocated to a new Rate Period commencing on (and including) the date of such termination and ending on (but excluding) the next following Settlement Date, and shall accrue Yield at the Alternate Rate.

"Rate Type" means the Offshore Rate, the Base Rate or the CP Rate.

"Yield" means:

(i) for any Portion of Investment during any Rate Period to the extent a Conduit Investor funds such Portion of Investment through the issuance of Commercial Paper (directly or indirectly through a related commercial paper issuer),

$$CPR \times I \times \frac{D}{360}$$

(ii) for any Portion of Investment funded by a Committed Investor and for any Portion of Investment to the extent a Conduit Investor will not be funding such Portion of Investment through the issuance of Commercial Paper (directly or indirectly through a related commercial paper issuer),

$$AR \times I \times \frac{D}{360}$$

where:

AR   =   the Alternate Rate for such Portion of Investment for such Rate Period,

CPR   =   the CP Rate for such Conduit Investor for such Portion of Investment for such Rate Period (as determined by the Administrator on or prior to the fifth (5th) Business Day of the calendar month next following such Rate Period),

D   =   the actual number of days during such Rate Period, and


I   =   the weighted average of such Portion of Investment during such Rate Period;


provided that no provision of this Agreement shall require the payment or permit the collection of Yield in excess of the maximum permitted by applicable law; and *provided further* that at all times after the declaration or automatic occurrence of the Termination Date pursuant to Section 8.2, Yield for all Portion of Investment shall be determined as provided in clause (ii) of this definition; and *provided further* that notwithstanding the forgoing, all computations of Yield based on the Base Rate shall be based on a year of 365 or 366 days, as applicable.

(c) Offshore Rate Protection; Illegality. (i) If any Managing Agent is unable to obtain on a timely basis the information necessary to determine the Offshore Rate for any proposed Rate Period, then

(A)   such Managing Agent shall forthwith notify its Conduit Investor or Committed Investors, as applicable, and the SPV that the Offshore Rate cannot be determined for such Rate Period, and

(B)   while such circumstances exist, none of such Conduit Investor, such Committed Investors or such Managing Agent shall allocate any Portion of Investment with respect to Investments made during such period or reallocate any Portion of Investment allocated to any then existing Rate Period ending during such period, to a Rate Period with respect to which Yield is calculated by reference to the Offshore Rate.

(ii) If, with respect to any outstanding Rate Period, a Conduit Investor or any Committed Investor on behalf of which a Managing Agent holds any Portion of Investment notifies such Managing Agent that it is unable to obtain matching deposits in the London interbank market to fund its purchase or maintenance of such Portion of Investment or that the Offshore Rate applicable to such Portion of Investment will not adequately reflect the cost to the Person of funding or maintaining such Portion of Investment for such Rate Period, then (A) such Managing Agent shall forthwith so notify the SPV and (B) upon such notice and thereafter while such circumstances exist none of such Managing Agent, such Conduit Investor or such Committed Investor, as applicable, shall allocate any other Portion of Investment with respect to Investments made during such period or reallocate any Portion of Investment allocated to any Rate Period ending during such period, to a Rate Period with respect to which Yield is calculated by reference to the Offshore Rate and all Portions of Investment that have been allocated to a Rate Period to which the Offshore Rate applies shall be automatically allocated to a new Rate Period to which the Base Rate applies and the Rate Period to which such Offshore Rate applied shall be terminated on the same day.

(iii) Notwithstanding any other provision of this Agreement, if a Conduit Investor or any of the Committed Investors, as applicable, shall notify their respective Managing Agent that such Person has determined (or has been notified by any Program Support Provider) that the introduction after the Effective Date of or any change in or in the interpretation of any Law makes it unlawful (either for such Conduit Investor, such


Schedule I-5


Committed Investor or such Program Support Provider, as applicable), or any central bank or other Official Body asserts that it is unlawful for such Conduit Investor, such Committed Investor or such Program Support Provider, as applicable, to fund the purchases or maintenance of any Portion of Investment accruing Yield calculated by reference to the Offshore Rate, then (A) as of the effective date of such notice from such Person to its Managing Agent, the obligation or ability of such Conduit Investor or such Committed Investor, as applicable, to fund the making or maintenance of any Portion of Investment accruing Yield calculated by reference to the Offshore Rate shall be suspended until such Person notifies its Managing Agent that the circumstances causing such suspension no longer exist and (B) each Portion of Investment made or maintained by such Person shall either (1) if such Person may lawfully continue to maintain such Portion of Investment accruing Yield calculated by reference to the Offshore Rate until the last day of the applicable Rate Period, be reallocated on the last day of such Rate Period to another Rate Period and shall accrue Yield calculated by reference to the Base Rate or (2) if such Person shall determine that it may not lawfully continue to maintain such Portion of Investment accruing Yield calculated by reference to the Offshore Rate until the end of the applicable Rate Period, such Person's share of such Portion of Investment allocated to such Rate Period shall be deemed to accrue Yield at the Base Rate from the effective date of such notice until the end of such Rate Period.

SCHEDULE II

Calculation of Required Reserves

"Calculation Period" means each calendar month.

"Charged-Off Ratio" means, for any Calculation Period, the ratio (expressed as a percentage) computed as of the most recent Month End Date of (a) the aggregate initial Unpaid Balance of all Receivables which became Charged-Off Receivables during such Calculation Period divided by (b) the aggregate amount of sales by the Originators giving rise to Receivables in the current month.

"Days Sales Outstanding" means, for any Calculation Period, the product, rounded upward, if necessary, to the next higher whole number, obtained by multiplying (a) 121 by (b) the quotient obtained by dividing (i) the aggregate Unpaid Balance of Receivables as of the most recent Month End Date by (ii) the aggregate amount of sales giving rise to Receivables originated during the consecutive four (4) month period ended on the most recent Month End Date.

"Default Ratio" means, for any Calculation Period, the ratio (expressed as a percentage) computed as of the most recent Month End Date of (a) the sum of (i) the aggregate initial Unpaid Balance of all Receivables as to which, as of such Month End Date, any payment, or any part thereof, remained unpaid 61 days or more, but not more than 90 days, from the original due date thereof, plus (ii) the aggregate initial Unpaid Balance of all Charged-Off Receivables aged 61 days or less arising as of such Month End Date, divided by (b) the aggregate amount of sales by the Originators giving rise to Receivables in the third and fourth month prior to the month of determination, divided by (c) 2.

"Dilution" means, on any date, an amount equal to the sum, without duplication, of the aggregate reduction effected on such day in the Unpaid Balances of the Receivables attributable to any non-cash items including credits, rebates, billing errors, sales or similar taxes, cash discounts, volume discounts, allowances, disputes (it being understood that a Receivable is "subject to dispute" only if and to the extent that, in the reasonable good faith judgment of the applicable Originator (which shall be exercised in the ordinary course of business) such Obligor's obligation in respect of such Receivable is reduced on account of any performance failure on the part of such Originator), set-offs, counterclaims, chargebacks, returned or repossessed goods, sales and marketing discounts, warranties, any unapplied credit memos and other adjustments that are made in respect of Obligors; *provided* that writeoffs or credits related to (i) an Obligor's bad credit or (ii) a Valvoline Credit shall not constitute Dilution (*provided* that if a Valvoline Credit is applied in accordance with the definition thereof and the aggregate of the new Receivable generated in connection with the issuance of such Valvoline Credit owing from the third-party Obligor and the remaining balance of the Receivable from the applicable distributor (after giving effect to the credit and any delivery allowance) is less than the balance of the original Receivable from the distributor, such difference shall constitute Dilution); *provided further* that writeoffs or credits related to pricing adjustments shall not constitute Dilution so long as (a) such pricing adjustments are treated as sale reversals, and (b) the applicable pricing adjustment is processed the same calendar week and calendar month during which the related Receivable was generated.

"Dilution Horizon Ratio" means, for any Calculation Period, the greater of (a) 100% and (b) the ratio (expressed as a percentage) computed as of the most recent Month End Date by dividing (i) the aggregate initial Unpaid Balance of sales by the Originators giving rise to Receivables during the calendar month ended on such Month End Date by (ii) the Aggregate Unpaid Balance as of such Month End Date.

"Dilution Ratio" means, for any Calculation Period, the ratio (expressed as a percentage) computed as of the most recent Month End Date of (a) the aggregate Dilution incurred during such period, divided by (b) the aggregate amount of sales by the Originators giving rise to Receivables in the month prior to the month of determination.

"Dilution Reserve Percentage" for any Calculation Period, a percentage equal to:

$$(SF \times EDR) + \left[(DS - EDR) \times \frac{DS}{EDR} \right] \times DHR$$

where:

SF	=	the Stress Factor;
EDR	=	the Expected Dilution Ratio;
DS	=	the Dilution Spike; and
DHR	=	the Dilution Horizon Ratio.

"Dilution Spike" means, as of any date of determination, the highest average Dilution Ratio for any three consecutive calendar months during the immediately preceding 12 calendar months.

"Expected Dilution Ratio" means, for any Calculation Period, the average of the Dilution Ratios for the 12 calendar months ending on the most recent Month End Date.

"Loss Horizon Ratio" means, for any Calculation Period, the quotient, expressed as a percentage, of (a) the aggregate initial Unpaid Balance of sales by the Originators giving rise to Receivables which arose during the period ending on the most recent Month End Date equal to three (3.0) months, divided by (b) the aggregate initial Unpaid Balance of Eligible Receivables at the most recent Month End Date.

"Loss Reserve Ratio" means, for any Calculation Period, the product of (a) the Stress Factor, (b) the highest three-month average, during the twelve-month period ending on the most recent Month End Date, of the Default Ratio and (c) the Loss Horizon Ratio for such Calculation Period.

"Minimum Percentage" means, for any Calculation Period, the sum (expressed as a percentage) of (a) five, times 4.0%, plus 3.0%, plus (b) the product of (i) the Expected Dilution Ratio and (ii) the Dilution Horizon Ratio.

"Month End Date" means the last day of each calendar month.

"Required Reserves" at any time means the sum of (a) the Yield Reserve, plus (b) the Servicing Fee Reserve, plus (c) the greater of (i) the sum of the Loss Reserve Ratio and the Dilution Reserve Percentage and (ii) the Minimum Percentage, each as in effect at such time, multiplied by the Net Pool Balance on such date.

"Servicing Fee Reserve" means, at any time, an amount equal to the product of (a) the current Servicing Fee times, (b) the product of (i) a fraction, the numerator of which is the highest monthly Days Sales Outstanding during the last 12 calendar months and the denominator of which is 360 multiplied by (ii) the Net Pool Balance.

"Stress Factor" means 2.25.

"Yield Reserve" means, as of any date of determination, an amount equal to (a) the product of (i) 2 times (ii) the Days Sales Outstanding in effect on such date times (iii) the sum of the Offshore Rate in effect on such date (as determined by the Agent) plus 2%, divided by (b) 360, multiplied by (c) the Net Pool Balance on such date.

Settlement Procedures

Sections <u>2.12</u> through <u>2.15</u> of the Agreement shall be read in their entirety as follows:

SECTION 2.12 <u>Settlement Procedures</u>. (a) <u>Weekly Procedure</u>. Weekly on the seventh, fourteenth, twenty-first and twenty-eighth day of each calendar month (or the next Business Day if such day is not a Business Day), the Servicer shall, out of the Collections received or deemed received by the SPV, any of the Originators or the Servicer (including in any Blocked Account) on such day:

(i) set aside and hold in trust for the benefit of the Managing Agents (on behalf of such Managing Agents' Investor Groups) an amount equal to the aggregate of the Yield (which, (i) in the case of Yield computed by reference to the CP Rate, shall be determined for such purpose using the CP Rate most recently determined by the applicable Administrator, multiplied by the Fluctuation Factor and (ii) in the case of Yield computed by reference to the Alternate Rate, shall be determined for such purpose using the Alternate Rate most recently determined by the applicable Investor, multiplied by the Fluctuation Factor) and Servicing Fee accrued through such day, and anticipated to accrue for the following calendar week, for each Portion of Investment and any other Aggregate Unpaids (other than Net Investment) accrued through such day, and anticipated to accrue for the following calendar week, and not previously set aside;

(ii) set aside and hold in trust for the benefit of the Managing Agents (on behalf of such Managing Agents' Investor Groups) an amount equal to the excess, if any, of:

(A) the greatest of:

(1) if the SPV shall have elected to reduce the Net Investment under <u>Section 2.13</u>, the amount of the proposed reduction,

(2) the amount, if any, by which the sum of the Net Investment and Required Reserves shall exceed the Net Pool Balance, together with the amount, if any, by which the Net Investment shall exceed the Maximum Net Investment, and

(3) if such day is on or after the Termination Date, the Net Investment; <u>over</u>

(B) the aggregate of the amounts theretofore set aside and then so held for the benefit of the Managing Agents (on behalf of such Managing Agents' Investor Groups) pursuant to this <u>clause (ii); and</u>

(iii) pay the remainder, if any, of such Collections to the SPV for application to Reinvestment, for the benefit of the Agent (for the benefit of the Investors), in the Receivables and other Affected Assets in accordance with <u>Section 2.2(b)</u>. To the extent and for so long as such Collections may not be reinvested pursuant to Section 2.2(b), the Servicer shall hold such Collections in trust for the benefit of the Agent (for the benefit of the Investors).

(b) Settlement Procedures.

(i) The Servicer (or the Agent if pursuant to a Termination Event it has taken control of the Blocked Accounts) shall pay to the Managing Agents (on behalf of such Managing Agents' Investor Groups), on each Business Day selected by the SPV for a reduction of the Net Investment under Section 2.13 the amount of Collections held for the Managing Agents pursuant to Section 2.12(a)(ii).

(ii) On any Settlement Date on or prior to the Termination Date, if the sum of the Net Investment and Required Reserves exceeds the Net Pool Balance, the Servicer shall immediately pay to the Managing Agents (on behalf of such Managing Agents' Investor Groups) from amounts set aside pursuant to clause (ii) or clause (iii) of Section 2.12 (a) an amount equal to such excess.

(iii) On each Settlement Date, the Servicer shall pay to the Managing Agents (on behalf of such Managing Agents' Investor Groups) out of the amount, if any, set aside pursuant to clause (ii) and (to the extent not theretofore reinvested) clause (iii) of Section 2.12(a) and not theretofore paid pursuant to this Section 2.12(b), an amount equal to the lesser of such amount and the Net Investment;

provided that if the Agent gives its consent (which consent may be revoked at any time during the continuation of a Termination Event or a Potential Termination Event), the Servicer may retain amounts which would otherwise be deposited in respect of the accrued and unpaid Servicing Fee, in which case no distribution shall be made in respect of such Servicing Fee under clause (c) below.

(c) Order of Application. The Servicer (or the Agent if pursuant to a Termination Event it has taken control of the Blocked Accounts) shall distribute the funds to be paid pursuant to subsection (b) to the Persons, for the purposes and in the order of priority set forth below:

(i) first, to each Managing Agent, pro rata based on the amount of accrued and unpaid Yield owing to such Managing Agent's Investor Group, in payment of the accrued and unpaid Yield on all Portions of Investment, the Program Fee and the Facility Fee for the related Rate Period (or calendar month for Portions of Investment with daily Rate Periods), and second, to each Letter of Credit Issuer, for its own account, the Letter of Credit Fees due to it;

(ii) if an Originator or any Affiliate of an Originator is not then the Servicer, to the Servicer, in payment of the accrued and unpaid Servicing Fee payable on such Settlement Date;

(iii) first, to each Managing Agent (A) prior to the Termination Date, pro rata based upon the Net Investment attributable to such Managing Agent's Investor Group in reduction of the outstanding Net Investment, an amount equal to the sum of (x) the positive difference (if any) of (I) the sum of the Net Investment plus the Required Reserves minus (II) the Net Pool Balance and (y) the amount of any optional reduction of the Net Investment specified by the SPV in accordance with Section 2.13, and (B) on or after the Termination Date, pro rata based upon the Net Investment attributable to such Managing Agent's Investor Group in reduction of the outstanding Net Investment, an amount equal to the outstanding Net Investment, and second, for deposit in a segregated account with the Agent, an amount necessary to Cash Collateralize the Letter of Credit Liability as required pursuant to Section 2.17;

(iv) to the Agent and each other Secured Party as may be entitled to such payment, pro rata based on the amounts owing to each of them, in payment of any other Aggregate Unpaids owed by the SPV hereunder to such Person (in each case, without duplication);

(v) if an Originator or any Affiliate of an Originator is the Servicer, to the Servicer in payment of the accrued Servicing Fee payable on such Settlement Date, to the extent not paid pursuant to clause (ii) above or retained pursuant to subsection (b) above; and

(vi) to the SPV, any remaining amounts.

SECTION 2.13   Optional Reduction of Net Investment. The SPV may at any time elect to cause the reduction of the Net Investment as follows:

(a) the SPV shall instruct the Servicer to (and the Servicer shall) set aside Collections and hold them in trust for the Managing Agents (on behalf of such Managing Agents' Investor Groups) under clause (ii) of Section 2.12(a) until the amount so set aside shall equal the desired amount of reduction;

(b) the SPV shall give the Agent and the Managing Agents at least one (1) Business Day's prior written notice of the amount of such reduction and the date on which such reduction will occur; and

(c) on any Business Day occurring at least one (1) Business Day after the date of the SPV's notice, the Servicer shall pay to each applicable Managing Agent (on a pro rata basis based on the Net Investment attributed to such Managing Agents' Investor Group), in reduction of the Net Investment, the amount of such Collections so held or, if less, the Net Investment (it being understood that the Net Investment shall not be deemed reduced by any amount set aside or held pursuant to this Section 2.13 unless and until, and then only to the extent that, such amount is finally paid to the applicable Managing Agents as aforesaid); provided that the amount of any such reduction shall be not less than $1,000,000.

SECTION 2.14 Application of Collections Distributable to SPV. Unless otherwise instructed by the SPV, the Servicer shall allocate and apply, on behalf of the SPV, Collections distributable to the SPV hereunder pursuant to Section 2.12(c)(vi), first, to the payment or provision for payment of the SPV's operating expenses, as instructed by the SPV, second, to the payment to the applicable Originators under the First Tier Agreement of amounts due and payable thereunder and third, to the payment to the applicable Originators of the purchase price of new Receivables in accordance with the First Tier Agreement. Without limiting the foregoing clause first, payments to be made thereunder shall include the repayment of any expenses and fees incurred by the Servicer in connection with any Blocked Account incurred as a result of checks, money orders and other items credited to or deposited by or on behalf of the SPV or constituting property of the SPV which are returned or otherwise not collected, including any charges, fees, commissions and expenses imposed by the applicable Blocked Account Bank at which any such account is maintained as a result of such returned or uncollected items.

SECTION 2.15 Collections Held in Trust. So long as the SPV or the Servicer shall hold any Collections or Deemed Collections then or thereafter required to be paid by the SPV to the Servicer or by the SPV or the Servicer to the Agent, it shall hold such Collections in trust, and shall deposit such Collections into a Blocked Account at such times otherwise required by this Agreement. The Net Investment shall not be deemed reduced by any amount held in trust or in a Blocked Account pursuant to Section 2.12 unless and until, and then only to the extent that, such amount is finally paid to the Agent or the applicable Managing Agent in accordance with Section 2.12.

SCHEDULE 4.1(d)

PERFECTION REPRESENTATIONS, WARRANTIES AND COVENANTS

In addition to the representations, warranties and covenants contained in this Agreement, the SPV hereby represents, warrants, and covenants as follows:

General

1.   The Transfer and Administration Agreement creates a valid and continuing security interest (as defined in UCC Section 9-102) in the Affected Assets in favor of the Agent (for the benefit of the Secured Parties), which security interest is prior to all other Adverse Claims, and is enforceable as such as against creditors of and purchasers from the SPV.

2.   The Eligible Receivables constitute "accounts" within the meaning of UCC Section 9-102. The rights of the SPV under the First Tier Agreement constitute "general intangibles" within the meaning of UCC Section 9-102.

3.   The SPV has taken all steps necessary to perfect its security interest against the Obligor in the Related Security (if any) securing the Eligible Receivables.

Creation

4.   Immediately prior to the transfer and assignment herein contemplated, the SPV had good title to each Eligible Receivable and its rights under the First Tier Agreement, and was the sole owner thereof, free and clear of all Adverse Claims and, upon the transfer thereof, the Agent shall have good title to each such Receivable, and will (i) be the sole owner thereof, free and clear of all Liens, or (ii) have a first priority security interest in such Eligible Receivables, and the transfer or security interest has been perfected under the UCC; *provided* that to the extent the Obligor of such Receivable is an Official Body, the SPV, the Servicer and the Originators shall not be required to comply with any Assignment of Claims Acts. Immediately prior to the sale, assignment, and transfer thereof, each Eligible Receivable was secured by a valid and enforceable perfected security interest in the related Related Security (if any) in favor of the SPV as secured party, and such security interest is prior to all other Adverse Claims in such Related Security; *provided* that to the extent the Obligor of such Receivable is an Official Body, the SPV, the Servicer and the Originators shall not be required to comply with any Assignment of Claims Acts. The SPV has not taken any action to convey any right to any Person that would result in such Person having a right to payments due under the Receivables (other than with respect to servicing of Receivables by the Servicer or Sub-Services as permitted by this Agreement).

Perfection

5.   The SPV has caused or will have caused, within ten days after the effective date of the Transfer and Administration Agreement, the filing of all appropriate financing statements in the proper filing office in the appropriate jurisdictions under applicable law in order to perfect the sale of, or security interest in, the Receivables and the rights of the SPV under the First Tier Agreement from SPV to the Agent.

Priority

6.   Other than the transfer of the Receivables under the First Tier Agreement and to the Agent under the Transfer and Administration Agreement, none of the Originators nor the SPV has pledged, assigned, sold, granted a security interest in, or otherwise conveyed any of the Receivables or the other Affected Assets. None of the Originators nor the SPV has authorized the filing of, or is aware of, any financing statements against the SPV that include a description of collateral covering the Receivables or the other Affected Assets other than any financing statement relating to the transfers under the First Tier Agreement and to the Agent under the Transfer and Administration Agreement or that has been terminated.

7.   None of the Originators nor the SPV has any knowledge of any judgment, ERISA or tax lien filings against it that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect.

8.   [Reserved.]

9.   Notwithstanding any other provision of this Agreement or any other Transaction Document, the Perfection Representations contained in this Schedule shall be continuing, and remain in full force and effect until such time as all obligations under this Agreement have been finally and fully paid and performed.

10.   The parties to the Transfer and Administration Agreement: (i) shall not, without obtaining a confirmation of the then-current rating of the applicable Commercial Paper, waive any of the Perfection Representations; and (ii) shall provide S&P with prompt written notice of any breach of the Perfection Representations, and shall not, without obtaining a confirmation of the then-current rating of the applicable Commercial Paper (as determined after any adjustment or withdrawal of the ratings following notice of such breach) waive a breach of any of the Perfection Representations.

11.   In order to evidence the interests of the Agent under the Transfer and Administration Agreement, the Servicer shall, from time to time, take such action, or execute and deliver such instruments (other than filing financing statements) as may be necessary (including such actions as are requested in writing by any Managing Agent) to maintain the Agent's ownership interest and to maintain and to perfect, as a first-priority interest, the Agent's security interest in the Receivables (other than Foreign Receivables) and the other Affected Assets; *provided* that to the extent the Obligor of such Receivable is an Official Body, the SPV, the Servicer and the Originators shall not be required to comply with any Assignment of Claims Acts. The Servicer shall, from time to time and within the time limits established by law, prepare and present to the Agent for the Agent's authorization and approval all financing statements, amendments, continuations or other filings necessary to continue, maintain and perfect as a first-priority interest the Agent's interest in the Receivables and other Affected Assets. The Agent's approval of such filings shall authorize the Servicer to file such financing statements under the UCC. Notwithstanding anything else in the Transaction Documents to the contrary, the Servicer shall not have any authority to file a termination, partial termination, release, partial release, or any amendment that deletes the name of a debtor or excludes collateral of any such financing statements, without the prior written consent of each Managing Agent.

EXHIBIT 10.3

FIRST AMENDMENT
Dated as of March 31, 2010
to
SALE AGREEMENT
Dated as of November 13, 2008

This FIRST AMENDMENT (this "Amendment"), dated as of March 31, 2010, is entered into by and between ASHLAND INC., a Kentucky corporation ("Ashland"), and CVG CAPITAL II LLC, a Delaware limited liability company (the "SPV").

RECITALS

WHEREAS, the parties hereto have entered into that certain Sale Agreement dated as of November 13, 2008 (the "Sale Agreement");

WHEREAS, the parties hereto desire to amend the Sale Agreement as provided herein;

NOW, THEREFORE, in consideration of the premises and the mutual agreements contained herein and in the Sale Agreement, the parties hereto agree as follows:

SECTION 1. Definitions. All capitalized terms not otherwise defined herein are used as defined in the Sale Agreement.

SECTION 2. Amendments to Sale Agreement. The Sale Agreement is hereby amended as follows:

2.1. The definition of "Second Tier Agreement" in Section 1.1 of the Sale Agreement is hereby amended and restated in its entirety as follows:

"Second Tier Agreement" means that certain Amended and Restated Transfer and Administration Agreement, dated as of March 31, 2010, by and among the SPV, the Originators, Ashland, as initial Servicer, Liberty Street Funding LLC, Market Street Funding LLC and Three Pillars Funding LLC, as Conduit Investors and Uncommitted Investors, The Bank of Nova Scotia, as the Agent, a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, PNC Bank, National Association, as a Letter of Credit Issuer, a Managing Agent, an Administrator and a Committed Investor, Wells Fargo Bank, National Association, as a Letter of Credit Issuer, a Managing Agent and a Committed Investor, SunTrust Bank, as a Letter of Credit Issuer and a Committed Investor, SunTrust Robinson Humphrey, Inc., as a Managing Agent and Administrator, and the various Investor Groups, Managing Agents, Letter of Credit Issuers and Administrators from time to time parties thereto.

2.2. Section 1.1 of the Sale Agreement is hereby amended to add the following new definitions:

"Closing Date" means November 13, 2008.

"Effective Date" means March 31, 2010.

"Originally Retained Receivable" means a Receivable which was originally a Retained Receivable prior to the Effective Date but which became a Conveyed Receivable as of the Effective Date and is set forth on Schedule V hereto.

"Water Receivable" means, a Receivable in existence prior to the Effective Date which is owed by an Obligor appearing on Schedule IV, to the extent such Receivable has been assigned the corresponding payer identification number appearing on such Schedule IV and to the extent related to Ashland's "water treatment" line of business as designated by the identifier "AHWT" on Ashland's internal books and records.

2.3. Clause (d) of the definition of "Related Assets" in Section 1.1 of the Sale Agreement is hereby amended and restated in its entirety as follows:

"(d)   all records, instruments, documents and other agreements (including any Contract with respect thereto) related to such Receivable, including but not limited to any third-party documentation related to shipments to an Obligor on behalf of the Originator by a distributor who has received a Valvoline Credit;"

2.4. The definition of "Retained Receivable" in Section 1.1 of the Sale Agreement is hereby amended and restated in its entirety as follows:

"Retained Receivable" means, a Receivable in existence on or after the Effective Date which is owed by an Obligor appearing on Schedule IV, to the extent such Receivable has been assigned the corresponding payer identification number appearing on such Schedule IV and to the extent related to Ashland's "water treatment" line of business as designated by the identifier "AHWT" on Ashland's internal books and records.

2.5. The Sale Agreement is hereby amended to add the following new Section 2.1(c):

"(c)   For the avoidance of doubt, it is understood and agreed that (i) the Receivables transferred hereunder shall not include the "Retained Receivables", and (ii) the Receivables transferred hereunder prior to the Effective Date shall not include "Originally Retained Receivables".

2.6. Section 4.2(a) and (b) in the Sale Agreement is hereby amended and restated in its entirety as follows:

"(a)   If on any day the Unpaid Balance of a Receivable is reduced or such Receivable is canceled as a result of any Dilution, the applicable Originator(s) shall be deemed to have received on such day a Collection of such Receivable in the amount of the Unpaid Balance (as determined immediately prior to such Dilution) of such Receivable (if such Receivable is canceled) or, otherwise, in the amount of such reduction, and such Originator(s) shall pay to the SPV an amount equal to such Deemed Collection and such amount shall be paid by the SPV to the Servicer for application by the Servicer as a Collection in accordance with Section 2.12 of the Second Tier Agreement.

(b)   If on any day any representation or warranty of an Originator set forth in Section 5.1(d), or Sections 5.2(a) or (h) with respect to any Receivable (whether on or after the date of transfer thereof to the SPV as contemplated hereunder) is determined to be incorrect as of such time when such representation or warranty was made or confirmed, such Originator shall be deemed to have received on such day a Collection of such Receivable equal to its Unpaid Balance. To the extent that the SPV subsequently receives Collections with respect to any such Receivable, the SPV shall pay such Originator an amount equal to the amount so collected, such amount to be payable in the same manner and priority as the Deferred Purchase Price."

2.7. Section 6.2(a) in the Sale Agreement is hereby amended and restated in its entirety as follows:

"(a)   Conduct of Business; Ownership. Each Originator shall carry on and conduct its business in substantially the same manner and in substantially the same fields of enterprise (and reasonable extensions of existing fields of enterprise) as it is presently conducted and do all things necessary to remain duly organized, validly existing and in good standing in its jurisdiction of formation and maintain all requisite authority to conduct its business in each jurisdiction in which its business is conducted, except to the extent the failure to maintain authority to conduct its business in each jurisdiction in which its business is conducted would not reasonably be expected to have a Material Adverse Effect; *provided* that this clause (b) shall in no way be deemed to restrict or prevent Ashland from completing, or from taking such action as it deems reasonably necessary to complete, the Proposed Castings Joint Venture Transaction. The SPV shall at all times be a wholly-owned Subsidiary of Ashland or Ashland and the other Originators."

2.8. The Sale Agreement is hereby amended to add the following new Section 9.11:

"Repurchase of Water Receivables. In connection with Ashland's anticipation of contributing certain lines of business related to the generation of Water Receivables to its Subsidiary, Hercules Incorporated, the parties hereto agree that (i) on the Effective Date, the SPV will repurchase all existing Water Receivables previously sold by it to the Investors pursuant to the Second Tier Agreement in accordance with the terms of Section 11.16 thereof, (ii) on or about April 1, 2010, the SPV shall sell, transfer and assign such repurchased Water Receivables to Ashland, and Ashland shall repurchase such Water Receivables from the SPV, for a purchase price equal to fair market value thereof, and (iii) Ashland may file any UCC termination statements in connection with the release and termination of all security or other interests in such repurchased Water Receivables and Related Security therewith that it deems reasonably appropriate in its discretion."

2.9. References to Bank of America. As of the effective date of this Amendment, the parties hereto (i) acknowledge that The Bank of Nova Scotia ("Scotia") will replace Bank of America, N.A. ("Bank of America") as Agent on behalf of the Secured Parties in all respects

3

under the Second Tier Agreement, and (ii) agree that all references in the Sale Agreement to Bank of America shall mean and be a reference to Scotia.

2.10. <u>Schedule II</u> to the Sale Agreement is hereby amended and restated in its entirety by the Schedule II attached to this Amendment.

2.11. <u>Schedule IV</u> to the Sale Agreement is hereby amended and restated in its entirety by the Schedule IV attached to this Amendment.

2.12. A new <u>Schedule V</u> is hereby added to the Sale Agreement in the form of Schedule V attached hereto.

SECTION 3. <u>Conditions Precedent</u>. <u>Section 2</u> hereof shall become effective on the date on which the Agent (and each Managing Agent, upon its request) has received a counterpart (or counterparts) of this Amendment, executed and delivered by each of the parties hereto, or other evidence satisfactory to the Agent of the execution and delivery of this Amendment by such parties.

SECTION 4. <u>Miscellaneous</u>.

4.1. <u>Representations and Warranties</u>. The parties hereto each hereby represents and warrants that this Amendment constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

4.2. <u>References to Sale Agreement</u>. Upon the effectiveness of this Amendment, each reference in the Sale Agreement to "this Agreement", "hereunder", "hereof", "herein", or words of like import shall mean and be a reference to the Sale Agreement as amended hereby, and each reference to the Sale Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Sale Agreement shall mean and be a reference to the Sale Agreement as amended hereby.

4.3. <u>Effect on Sale Agreement</u>. Except as specifically amended above, the Sale Agreement and all other documents, instruments and agreements executed and/or delivered in connection therewith shall remain in full force and effect and are hereby ratified and confirmed.

4.4. <u>No Waiver</u>. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of the SPV under the Sale Agreement or any other document, instrument or agreement executed in connection therewith, nor constitute a waiver of any provision contained therein, except as specifically set forth herein.

4.5. <u>Governing Law</u>. This Amendment, including the rights and duties of the parties hereto, shall be governed by, and construed in accordance with, the internal laws of the State of New York.

4.6. <u>Successors and Assigns</u>. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

4.7. <u>Headings</u>. The Section headings in this Amendment are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Amendment or any provision hereof.

4.8. <u>Counterparts</u>. This Amendment may be executed by the parties hereto in several counterparts, each of which shall be deemed to be an original and all of which shall constitute together but one and the same agreement.

[SIGNATURES FOLLOW]

5

        IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed by their respective officers as of the day and year first above written.

                                  ASHLAND INC.,
                                  as an Originator

                              By: /s/ J. Kevin Willis
                                  Name: J. Kevin Willis
                                  Title: Treasurer and Vice President, Finance

               [Signatures Continue on the Following Page]

CVG CAPITAL II LLC,
as the SPV

By: /s/ Lynn P. Freeman
_____
Name: Lynn P. Freeman
Title: Chief Executive Officer/President

First Amendment to Sale Agreement

Acknowledged and agreed to:

THE BANK OF NOVA SCOTIA

By: /s/ Michael Eden
      Name: Michael Eden
      Title: Director